As filed with the Securities and Exchange Commission on May 10, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUBURBAN PROPANE PARTNERS, L.P.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5084	22-3410353
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Suburban Plaza

240 Route 10 West

Whippany, NJ 07981

(973) 887-5300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Paul Abel, Esq.

Vice President, General Counsel and Secretary

One Suburban Plaza

240 Route 10 West

Whippany, NJ 07981

(973) 887-5300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Charles E. Dropkin, Esq. James P. Gerkis, Esq. Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299 (212) 969-3000	Michael Rosenwasser, Esq. Gillian A. Hobson, Esq. Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 (713) 758-2222

Approximate date of commencement of proposed issuance: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be registered	Proposed Maximum Offering Price per Common Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common units representing limited partner interests	13,892,587	N/A	$570,776,937(2)	$65,411

(1)	Calculated in accordance with Rule 457(f) under the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 457(c) and 457(f) under the Securities Act of 1933, and solely for the purpose of calculating the registration fee, the market value of the securities to be distributed was calculated as the product of (i) 13,892,587 common units representing limited partner interests of Suburban Propane Partners, L.P. and (ii) the average of the high and low sales prices of common units representing limited partner interests of Suburban Propane Partners, L.P. on the New York Stock Exchange on May 7, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be distributed until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to issue these securities in any state where the issuance is not permitted.

SUBJECT TO COMPLETION, DATED MAY 10, 2012

SUBURBAN PROPANE PARTNERS, L.P.

13,892,587 Common Units

Representing Limited Partner Interests

Suburban Propane Partners, L.P. (“Suburban”) is registering the issuance and distribution of 13,892,587 common units representing limited partnership interests. Our common units are listed on the New York Stock Exchange under the symbol “SPH.” On May 9, 2012 the last reported sale price of our common units on the New York Stock Exchange was $41.18 per common unit.

We are issuing an aggregate of 13,892,587 common units to Inergy, L.P. (“Inergy”) and Inergy Sales & Service, Inc. (“Inergy Sales”), a wholly owned subsidiary of Inergy, in connection with the Inergy Propane Acquisition (as defined herein). Inergy Sales will distribute any and all common units it receives in connection with the Inergy Propane Acquisition to Inergy. Thereafter, in connection with the Inergy Propane Acquisition, Inergy will distribute 13,753,661 of our common units to its unitholders of record as of the close of business on                 , 2012 (the “Record Date”), pro rata, for no consideration and will retain 138,926 common units. See “Inergy Propane Acquisition and Related Transactions.”

Inergy is deemed to be acting as an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with its distribution of 13,753,661 common units covered by this prospectus to the unitholders of Inergy. See “Plan of Distribution.”

We will receive no cash proceeds from our issuance or Inergy’s distribution of the common units.

Investing in our common units involves risks. See “Risk Factors” beginning on page 9. These risks include:

•	Since weather conditions may adversely affect demand for propane, fuel oil and other refined fuels and natural gas, our results of operations and financial condition are vulnerable to warm winters.

•	Cash distributions are not guaranteed and may fluctuate with our performance and other external factors.

•	We may not be able to successfully integrate Inergy Propane’s operations with our operations, which could cause our business to suffer.

•	Holders of our common units have limited voting rights.

Our issuance of the common units to Inergy and Inergy Sales will be made as soon as practicable following the closing of the Inergy Propane Acquisition and the effectiveness of the registration statement (the “Form S-1”) of which this prospectus is a part. Inergy intends to distribute 13,753,661 of our common units to its unitholders, pro rata, as promptly as practicable following the effectiveness of the Form S-1.

If you are a record holder of Inergy units as of the Record Date, you will be entitled to receive             Suburban common units for every Inergy unit you hold on that date. We will issue the Suburban common units to Inergy and Inergy Sales in book-entry form, which means that we will not issue physical stock certificates.

The transfer agent will not distribute any fractional units of Suburban common units. Instead, the transfer agent will aggregate fractional units into whole units and issue those units to Inergy. Each Inergy unitholder that would have been entitled to receive a fractional unit in the distribution from Inergy will instead be entitled to receive from Inergy a cash payment equal to the value of such fractional unit based on the market price of the Suburban common units on the third trading day immediately preceding the Distribution Date (as defined herein).

The distribution to Inergy’s holders of our common units covered by this prospectus will be effective as of 5:00 p.m., New York City time, on             , 2012 (the “Distribution Date”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2012.

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You should rely only on the information contained in this document or in any free writing prospectus we may authorize to be distributed to you. Neither we nor Inergy has authorized anyone to provide you with information that is different from that contained in this prospectus or any free writing prospectus prepared by us or on our behalf. We do not, and Inergy does not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others provide to you. We are issuing common units only in jurisdictions where issuances are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any issuance of the common units.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Industry and Market Data

We obtained the market and competitive position data used throughout this prospectus from internal surveys, as well as market research, publicly available information and industry publications as indicated herein. Industry publications, including those referenced herein, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys and market research, while believed to be reliable, have not been independently verified, and neither Suburban nor Inergy makes any representation as to the accuracy of such information.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” relating to future business expectations and predictions and financial condition and results of operations of Suburban. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “anticipates,” “expects” or “plans” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategies or risks and uncertainties. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those discussed or implied in such forward-looking statements (statements contained in this prospectus and identifying such risks and uncertainties are referred to as “cautionary statements”). They include statements regarding the timing and expected benefits of the Inergy Propane Acquisition (as defined herein), and also include statements relating to or regarding:

•	the cost savings, transaction costs or integration costs that Suburban anticipates to arise from the Inergy Propane Acquisition;

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various actions to be taken or requirements to be met in connection with completing the Inergy Propane Acquisition or integrating the operations of Inergy Propane (as defined herein) into Suburban’s operations;

•	revenue, income and operations of the combined company after the Inergy Propane Acquisition is consummated;

•	future issuances of debt and equity securities and Suburban’s ability to achieve financing in connection with the Inergy Propane Acquisition or otherwise; and

•	other objectives, expectations and intentions and other statements that are not historical facts.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, including those discussed in the “Risk Factors” section of this prospectus, could cause actual results to differ materially from those described in the forward-looking statements:

•	expected cost savings from the Inergy Propane Acquisition may not be fully realized or realized within the expected time frame;

•	Suburban’s revenue following the Inergy Propane Acquisition may be lower than expected;

•	adverse weather conditions may result in reduced demand;

•

costs or difficulties related to obtaining regulatory approvals for completing the Inergy Propane Acquisition and, following the consummation of the Inergy Propane Acquisition, the integration of the businesses of Inergy Propane and Suburban may be greater than expected;

•	general economic conditions, either internationally or nationally or in the jurisdictions in which Suburban is doing business, may be less favorable than expected;

•	Suburban may be unable to retain key personnel after the Inergy Propane Acquisition; and

•	operating, legal and regulatory risks Suburban may face.

These risks and other factors that may impact Suburban’s assumptions are more particularly described under the caption “Risk Factors” in this prospectus. While Suburban believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors on, and it is impossible to anticipate all factors that could affect, Suburban’s actual results. All subsequent written and oral forward-looking statements attributable to Suburban or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Neither Suburban nor any other party undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PROSPECTUS SUMMARY

This summary highlights information included in this prospectus. It does not contain all of the information that may be important to you as an investor in our common units. You should read carefully the entire prospectus, including the “Risk Factors” section herein, the consolidated historical financial statements and related notes and the unaudited pro forma condensed combined financial statements and related notes included herein. Unless the context otherwise requires, references to “Suburban,” “the Partnership,” “we,” “us” and “our” refer to Suburban Propane Partners, L.P. and its subsidiaries. We include a glossary of some of the terms we use to describe our business and industry and other terms used in this prospectus in Appendix A.

Our Company

Suburban Propane Partners, L.P. (“Suburban”), a publicly traded Delaware limited partnership, is a nationwide marketer and distributor of a diverse array of products meeting the energy needs of our customers. We specialize in the distribution of propane, fuel oil and refined fuels, as well as the marketing of natural gas and electricity in deregulated markets. In support of our core marketing and distribution operations, we install and service a variety of home comfort equipment, particularly in the areas of heating and ventilation. We believe, based on LP/Gas Magazine dated February 2012 and after taking into effect the combination of two larger competitors earlier this year, that we are the fourth largest retail marketer of propane in the United States, measured by retail gallons sold in the calendar year 2011. As of September 24, 2011, we were serving the energy needs of approximately 750,000 residential, commercial, industrial and agricultural customers through approximately 300 locations in 30 states located primarily in the east and west coast regions of the United States, including Alaska. We sold approximately 298.9 million gallons of propane and 37.2 million gallons of fuel oil and refined fuels to retail customers during the year ended September 24, 2011. We were organized on December 18, 1995 and, together with our predecessor companies, have been continuously engaged in the retail propane business since 1928.

We conduct our business principally through Suburban Propane, L.P., a Delaware limited partnership, which operates our propane business and assets (the “Operating Partnership”), and its direct and indirect subsidiaries. Our general partner, and the general partner of our Operating Partnership, is Suburban Energy Services Group LLC (the “General Partner”), a Delaware limited liability company whose sole member is the Chief Executive Officer of Suburban. Since October 19, 2006, the General Partner has had no economic interest in either Suburban or the Operating Partnership (which means that the General Partner is not entitled to any cash distributions of either partnership, nor to any cash payment upon the liquidation of either partnership, nor any other economic rights in either partnership) other than as a holder of 784 common units of Suburban. Additionally, under the Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of Suburban, there are no incentive distribution rights for the benefit of the General Partner. Suburban owns (directly and indirectly) all of the limited partner interests in the Operating Partnership. The common units represent 100% of the limited partner interests in Suburban.

Subsidiaries of the Operating Partnership include Suburban Sales and Service, Inc. (the “Service Company”), which conducts a portion of Suburban’s service work and appliance and parts businesses. The Service Company is the sole member of Gas Connection, LLC (d/b/a HomeTown Hearth & Grill), and Suburban Franchising, LLC. HomeTown Hearth & Grill sells and installs natural gas and propane gas grills, fireplaces and related accessories and supplies through two retail stores in the northwest and northeast regions as of September 24, 2011. Suburban Franchising creates and develops propane related franchising business opportunities.

Through an acquisition in fiscal 2004, we transformed our business from a marketer of a single fuel into one that provides multiple energy solutions, with expansion into the marketing and distribution of fuel oil and refined fuels, as well as the marketing of natural gas and electricity. Our fuel oil and refined fuels, natural gas and electricity and services businesses are structured as either limited liability companies or corporate entities (collectively referred to as “Corporate Entities”) and, as such, are subject to corporate level income tax.

Inergy Propane Acquisition and Related Transactions

Reasons for the Transaction

Our Board of Supervisors believes that the Inergy Propane Acquisition would provide the following benefits to our business operations and our Unitholders, and that such benefits would likely not be attainable if the Inergy Propane Acquisition was not consummated. Attainment of these potential benefits is the primary reason underlying our Board of Supervisors’ determination to pursue the Inergy Propane Acquisition.

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The Inergy Propane Acquisition Will Provide Us with the Support of Additional Resources—The increased size, scale and financial resources of the combined business operations is expected to reduce our overall business risk profile.

•	The Inergy Propane Acquisition Will Allow Us to Expand Our Reach—We expect to be able to expand our customer satisfaction initiatives into a larger customer base and new geographies.

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The Inergy Propane Acquisition Offers Synergy Opportunities—We believe that there are opportunities for significant cost savings to be achieved in combining the operations of Suburban and Inergy Propane (as defined herein).

The Contribution Agreement

On April 25, 2012, Suburban entered into a Contribution Agreement (the “Contribution Agreement”) with Inergy, L.P., a Delaware limited partnership (“Inergy”), Inergy GP, LLC, a Delaware limited liability company (“NRGY GP”), and Inergy Sales & Service, Inc., a Delaware corporation (“Inergy Sales”).

The Contribution Agreement provides that Inergy and NRGY GP will contribute to Suburban, 100% of the limited liability company interests (the “Inergy Propane Interests”) in Inergy Propane, LLC, a Delaware limited liability company, which at the closing of the transaction will hold only the following interests: (i) 100% of the limited partner interests in Liberty Propane, L.P., a Delaware limited partnership (“Liberty Propane”), which owns a 100% of the limited liability company interests in Liberty Propane Operations, LLC, a Delaware limited liability company (“Liberty Operations”); and (ii) 100% of the limited liability company interests in Liberty Propane GP, LLC, a Delaware limited liability company (“Liberty Propane GP”), which owns 100% of the general partner interest in Liberty Propane (collectively with the Inergy Propane Interests, these interests are referred to herein as the “Acquired Interests”). Following the closing of the Inergy Propane Acquisition (as defined below), Inergy Propane, Liberty Propane, Liberty Operations and Liberty Propane GP will be indirect wholly-owned subsidiaries of Suburban. Inergy will also contribute certain assets of Inergy Sales to Suburban (the “Acquired Assets”). Prior to the closing date of the Inergy Propane Acquisition, certain subsidiaries of Inergy Propane, LLC, which will not be contributed pursuant to the Contribution Agreement, will be distributed by Inergy Propane, LLC to Inergy. Following the Inergy Propane Acquisition, Inergy Propane, LLC, Liberty Propane, Liberty Operations and Liberty Propane GP will become indirect, wholly-owned subsidiaries of Suburban. See “Inergy Propane Acquisition and Related Transactions.”

Upon contribution, transfer, assignment, and delivery of the Acquired Interests and Acquired Assets to Suburban, Suburban will issue and deliver to Inergy and Inergy Sales, as consideration in connection with the Inergy Propane Acquisition, subject to certain adjustments, an aggregate of 13,892,587 newly issued Suburban common units (the “Equity Consideration”). Inergy Sales will distribute any and all common units it receives in connection with the Inergy Propane Acquisition to Inergy. Thereafter, in connection with the Inergy Propane Acquisition and pursuant to the Contribution Agreement, Inergy will distribute 13,753,661 of our common units to its unitholders as of the Record Date, pro rata, and will retain 138,926 common units. See “Plan of Distribution.”

Pursuant to the Contribution Agreement, Suburban and its wholly-owned subsidiary Suburban Energy Finance Corporation commenced a private offer to exchange (the “Exchange Offers”) any and all of the outstanding unsecured 7% Senior Notes due 2018 and 6 7/8% Senior Notes due 2021 issued by Inergy and Inergy Finance Corp., which have an aggregate principal amount outstanding of $1.2 billion (collectively, the “Inergy Notes”), for a combination of $1.0 billion in aggregate principal amount of new unsecured 7% Senior Notes due 2018 and 6 7/8% Senior Notes due 2021, respectively, issued by Suburban and Suburban Energy Finance Corporation (collectively, the “SPH Notes”) and $200.0 million in cash (the “Cash Consideration”).

Consummation of the Inergy Propane Acquisition is subject to customary conditions, including, without limitation, (i) the expiration or termination of the applicable waiting period under the HSR Act; and (ii) the absence of any law, order or injunction prohibiting the Inergy Propane Acquisition, Exchange Offers and the related transactions. Moreover, each party’s obligation to consummate the Inergy Propane Acquisition is subject to certain other conditions, including without limitation, (x) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers), and (y) the other party’s compliance with its covenants and agreements contained in the Contribution Agreement (subject to customary materiality qualifiers). The Contribution Agreement also contains termination rights for Suburban and Inergy.

The transactions described above that are contemplated by the terms of the Contribution Agreement are referred to herein as the “Inergy Propane Acquisition.” The Acquired Interests and Acquired Assets are collectively referred to herein as “Inergy Propane.”

Appraisal Rights

Under the Delaware Revised Uniform Limited Partnership Act, as amended, supplemented or restated from time to time, and any successor to such statute (the “Delaware Act”) and the third amended and restated partnership agreement of Inergy, Inergy unitholders have no appraisal or dissenters’ rights in connection with the Inergy Propane Acquisition.

Accounting Treatment

Suburban prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). The Inergy Propane Acquisition will be accounted for by applying the acquisition method with Suburban treated as the acquirer.

Acquisition-Related Financing Arrangements

Equity Financing

In connection with the Inergy Propane Acquisition, we intend to seek equity financing (the “Equity Financing”) of approximately $250.0 million for the purposes of paying (i) the Cash Consideration, (ii) costs and fees related to the Exchange Offers, and (iii) costs and expenses related to the Inergy Propane Acquisition. Any net proceeds not so applied will be used for general partnership purposes. The description and other information relating to the Equity Financing is included herein solely for informational purposes. If for any reason the Equity Financing is not consummated by the closing date of the Inergy Propane Acquisition (the “Acquisition Closing Date”), we will draw down on the committed 364-Day Facility, as described below, if necessary to make such payments.

Bank Financing

On April 25, 2012, we entered into a commitment letter (the “Bank Commitment Letter”) with certain of our lenders who are party to the Credit Agreement (as defined herein) pursuant to which such lenders committed to provide (i) in the aggregate, subject to the satisfaction of certain conditions precedent, in a single draw, a $250.0 million senior secured 364-day incremental term loan facility (the “364-Day Facility”) and (ii) an increase in the aggregate, subject to the satisfaction of certain conditions precedent, of our existing revolving credit facility under the Credit Agreement from $250.0 million to $400.0 million (the “Commitment Increase”). The 364-Day Facility will be available on the Acquisition Closing Date, in the event the Equity Financing, as discussed above, is not consummated for any reason by the Acquisition Closing Date. In the event we draw on the 364-Day Facility on the Acquisition Closing Date, we intend to repay such borrowings with Equity Financing in the future, subject to market conditions. On April 25, 2012, we also received consents from all of the lenders under the Credit Agreement (“Credit Agreement Consents”) to enable us on the Acquisition Closing Date to incur additional indebtedness, make amendments to the Credit Agreement to adjust certain covenants, and otherwise perform our obligations as contemplated by the Inergy Propane Acquisition.

In order to implement the Bank Commitment Letter and the Credit Agreement Consents, we intend to amend (the “Credit Agreement Amendment”) our Amended and Restated Credit Agreement, dated as of January 5, 2012, among Suburban Propane, L.P. (as the borrower), Suburban Propane Partners, L.P. (as the parent) and the lenders party thereto (the “Credit Agreement”), effective on the Acquisition Closing Date. The Credit Agreement Amendment will include the 364-Day Facility, the Commitment Increase, amendments to covenants relating thereto and the Credit Agreement Consents and provision for the reinstatement and increase from $150.0 million to $250.0 million of the existing uncommitted incremental term facility under the Credit Agreement if the 364-Day Facility is not drawn on the Acquisition Closing Date or, if drawn, when it is repaid or prepaid in full.

As of March 24, 2012 and without consideration of the Commitment Increase in the future, Suburban had remaining availability under the existing Credit Agreement of approximately $103.1 million.

Risk Factors

Investing in our common units involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” included in this prospectus.

Our Company Information

Suburban’s common units are traded on the New York Stock Exchange under the symbol “SPH.” Our principal executive offices are located at One Suburban Plaza, 240 Route 10 West, Whippany, NJ 07981, and our telephone number is (973) 887-5300. Our website address is www.suburbanpropane.com. However, the information contained on or accessible through our website is not part of this prospectus or the Form S-1.

The Issuance of Common Units

Common units to be distributed	We are issuing an aggregate of 13,892,587 common units to Inergy and Inergy Sales, a wholly owned subsidiary of Inergy, in connection with the Inergy Propane Acquisition. Inergy Sales will distribute any and all common units it receives in connection with the Inergy Propane Acquisition to Inergy. Thereafter, Inergy will distribute 13,753,661 of our common units to its unitholders, pro rata, and will retain 138,926 common units. See “Inergy Propane Acquisition and Related Transactions” and “Plan of Distribution.”

Common units to be outstanding immediately after this issuance and distribution	49,435,903 common units (based on 35,543,316 common units outstanding as of May 1, 2012).

Record Date	, 2012.

Distribution Date	, 2012.

Use of proceeds	We will not receive any cash proceeds from the issuance of common units. The common units are being issued as consideration in connection with the Inergy Propane Acquisition and pursuant to the Contribution Agreement. See “Use of Proceeds” and “Inergy Propane Acquisition and Related Transactions.”

Distribution policy	Under our Partnership Agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our Board of Supervisors in its discretion. We refer to this cash as “available cash,” and we define its meaning in our Partnership Agreement.

On April 18, 2012, we declared a quarterly cash distribution for the quarter ended March 24, 2012 of $0.8525 per common unit, or $3.41 per common unit on an annualized basis. The distribution attributable to the quarter ended March 24, 2012 was paid May 8, 2012 to holders of record of our common units as of May 1, 2012.

On April 25, 2012, our Board of Supervisors approved an increase in our annualized distribution rate to $3.50 per common unit (conditioned on the closing of the Inergy Propane Acquisition). The distribution at this increased rate will be effective for the quarterly distribution paid in respect of our first quarter of fiscal 2013, ending December 29, 2012 (assuming closing of the Inergy Propane Acquisition by the applicable record date).

The Distribution	On the Distribution Date, the Suburban common units will be distributed to Inergy unitholders. The transfer agent will distribute our common units in book-entry form. We will not issue any physical certificates. The transfer agent, or your bank, broker or other nominee, will credit your Suburban common units to your book-entry account, or your bank, brokerage or other account, on or shortly after the Distribution Date. You will not be required to make any payment, surrender or exchange your Inergy units or take any other action to receive your Suburban common units. Please note that if you sell your Inergy units on or before the Distribution Date, the buyer of those units may in some circumstances be entitled to receive the Suburban common units issuable in respect of the Inergy units that you sold.

Distribution ratio	Each holder of Inergy units will receive Suburban common units for every Inergy unit it holds on the Record Date.

Fractional units	Only whole Suburban common units will be distributed to Inergy unitholders. See “Plan of Distribution” for more detail. The transfer agent will not distribute any fractional Suburban common units to Inergy’s unitholders. Instead, the transfer agent will aggregate fractional units into whole units and issue those units to Inergy. Each Inergy unitholder that would have been entitled to receive a fractional unit in the distribution will instead be entitled to receive from Inergy a cash payment equal to the value of such fractional unit based on the market price of the Suburban common units on the third trading day immediately preceding the Distribution Date.

Issuance of additional units	Our Partnership Agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of our unitholders. See “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights	A Board of Supervisors manages our operations. Our unitholders have only limited voting rights on matters affecting our business, including the right to elect members of our Board of Supervisors every three years.

New York Stock Exchange symbol	“SPH”

Material U.S. federal income tax considerations	For a discussion of material U.S. federal income tax considerations that may be relevant to potential holders of our common units, please see “Material U.S. Federal Income Tax Considerations.”

Risk factors	For a discussion of risks relating to our business and to holders of our common units, see “Risk Factors.”

Organizational Structure

The following chart provides a simplified overview of our organization structure. Our General Partner holds 784 common units in us. The chart also reflects the inclusion of Inergy Propane, following the consummation of the Inergy Propane Acquisition.

RISK FACTORS

Investing in our common units involves a high degree of risk. The most significant risks include those described below; however, additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations. You should carefully consider the following risk factors, as well as the other information in this prospectus. If any of the following risks actually occurs, our business, results of operations and financial condition could be materially adversely affected. In this case, the trading price of our common units would likely decline and you might lose part or all of the value in our common units.

Risks Related to Our Business and Industry

Since weather conditions may adversely affect demand for propane, fuel oil and other refined fuels and natural gas, our results of operations and financial condition are vulnerable to warm winters.

Weather conditions have a significant impact on the demand for propane, fuel oil and other refined fuels and natural gas for both heating and agricultural purposes. Many of our customers rely on propane, fuel oil or natural gas primarily as a heating source. The volume of propane, fuel oil and natural gas sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter. Typically, we sell approximately two-thirds of our retail propane volume and approximately three-fourths of our retail fuel oil volume during the peak heating season.

Actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. For example, average temperatures in our service territories were 1%, 5% and 1% warmer than normal for fiscal 2011, fiscal 2010 and fiscal 2009, respectively, as measured by the number of heating degree days reported by the National Oceanic and Atmospheric Administration (“NOAA”). In addition, for the six month period from October 2011 through March 2012, average temperature in our service territories was 14% warmer than normal, which period has been reported by NOAA as the warmest on record in the contiguous United States. Furthermore, variations in weather in one or more regions in which we operate can significantly affect the total volume of propane, fuel oil and other refined fuels and natural gas we sell and, consequently, our results of operations. Variations in the weather in the northeast, where we have a greater concentration of propane accounts and substantially all of our fuel oil and natural gas operations, generally have a greater impact on our operations than variations in the weather in other markets. We can give no assurance that the weather conditions in any quarter or year will not have a material adverse effect on our operations, or that our available cash will be sufficient to pay principal and interest on our indebtedness and distributions to holders of our common units.

Sudden increases in the price of propane, fuel oil and other refined fuels and natural gas due to, among other things, our inability to obtain adequate supplies from our usual suppliers, may adversely affect our operating results.

Our profitability in the retail propane, fuel oil and refined fuels and natural gas businesses is largely dependent on the difference between our product cost and retail sales price. Propane, fuel oil and other refined fuels and natural gas are commodities, and the unit price we pay is subject to volatile changes in response to changes in supply or other market conditions over which we have no control, including the severity of winter weather and the price and availability of competing alternative energy sources. In general, product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major supply points, including Mont Belvieu, Texas, and Conway, Kansas. In addition, our supply from our usual sources may be interrupted due to reasons that are beyond our control. As a result, the cost of acquiring propane, fuel oil and other refined fuels and natural gas from other suppliers might be materially higher at least on a short-term basis. Since we may not be able to pass on to our customers immediately, or in full, all increases in our wholesale cost of propane, fuel oil and other refined fuels and natural gas, these increases could reduce our profitability. We engage in transactions to manage the price risk associated with certain of our product costs from time to time in an attempt to reduce cost volatility and to help ensure availability of product. We can give no assurance that future volatility in propane, fuel oil and natural gas supply costs will not have a material adverse effect on our profitability and cash flow, or that our available cash will be sufficient to pay principal and interest on our indebtedness and distributions to holders of our common units.

High prices for propane, fuel oil and other refined fuels and natural gas can lead to customer conservation, resulting in reduced demand for our product.

Prices for propane, fuel oil and other refined fuels and natural gas are subject to fluctuations in response to changes in wholesale prices and other market conditions beyond our control. Therefore, our average retail sales prices can vary significantly within a heating season or from year to year as wholesale prices fluctuate with propane, fuel oil and natural gas commodity market conditions. During periods of high propane, fuel oil and other refined fuels and natural gas product costs our selling prices generally increase. High prices can lead to customer conservation, resulting in reduced demand for our product.

Because of the highly competitive nature of the retail propane and fuel oil businesses, we may not be able to retain existing customers or acquire new customers, which could have an adverse impact on our operating results and financial condition.

The retail propane and fuel oil industries are mature and highly competitive. We expect overall demand for propane and fuel oil to be relatively flat to moderately declining over the next several years. Year-to-year industry volumes of propane and fuel oil are expected to be primarily affected by weather patterns and from competition intensifying during warmer than normal winters, as well as from the impact of a sustained higher commodity price environment on customer conservation and the impact of continued weakness in the economy on customer buying habits.

Propane and fuel oil compete with electricity, natural gas and other existing and future sources of energy, some of which are, or may in the future be, less costly for equivalent energy value. For example, natural gas is a significantly less expensive source of energy than propane and fuel oil on an equivalent British Thermal Unit (“BTU”) basis. As a result, except for some industrial and commercial applications, propane and fuel oil are generally not economically competitive with natural gas in areas where natural gas pipelines already exist. The gradual expansion of the nation’s natural gas distribution systems has made natural gas available in many areas that previously depended upon propane or fuel oil. We expect this trend to continue. Propane and fuel oil compete to a lesser extent with each other due to the cost of converting from one to the other.

In addition to competing with other sources of energy, our propane and fuel oil businesses compete with other distributors of those respective products principally on the basis of price, service and availability. Competition in the retail propane business is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Our fuel oil business competes with fuel oil distributors offering a broad range of services and prices, from full service distributors to those offering delivery only. In addition, our existing fuel oil customers, unlike our existing propane customers, generally own their own tanks, which can result in intensified competition for these customers.

As a result of the highly competitive nature of the retail propane and fuel oil businesses, our growth within these industries depends on our ability to acquire other retail distributors, open new customer service centers, add new customers and retain existing customers. We can give no assurance that we will be able to acquire other retail distributors, add new customers and retain existing customers. For risks relating to customer retention, see “—Risks Related to the Inergy Propane Acquisition and the Related Transactions—We may not be able to successfully integrate Inergy Propane’s operations with our operations, which could cause our business to suffer.”

Energy efficiency, general economic conditions and technological advances have affected and may continue to affect demand for propane and fuel oil by our retail customers.

The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane and fuel oil by our retail customers which, in turn, has resulted in lower sales volumes to our customers. In addition, continued weakness in the economy may lead to additional conservation by retail customers seeking to further reduce their heating costs, particularly during periods of sustained higher commodity prices. Future technological advances in heating, conservation and energy generation and continued economic weakness may adversely affect our volumes sold, which, in turn, may adversely affect our financial condition and results of operations.

Current conditions in the global capital and credit markets, and general economic pressures, may adversely affect our financial position and results of operations.

Our business and operating results are materially affected by worldwide economic conditions. Current conditions in the global capital and credit markets and general economic pressures have led to declining consumer and business confidence, increased market volatility and widespread reduction of business activity generally. As a result of this turmoil, coupled with increasing energy prices, our customers may experience cash flow shortages which may lead to delayed or cancelled plans to purchase our products, and affect the ability of our customers to pay for our products. In addition, disruptions in the U.S. residential mortgage market, increases in mortgage foreclosure rates and failures of lending institutions may adversely affect retail customer demand for our products (in particular, products used for home heating and home comfort equipment) and our business and results of operations.

Our operating results and ability to generate sufficient cash flow to pay principal and interest on our indebtedness, and to pay distributions to holders of our common units, may be affected by our ability to continue to control expenses.

The propane and fuel oil industries are mature and highly fragmented with competition from other multi-state marketers and thousands of smaller local independent marketers. Demand for propane and fuel oil is expected to be affected by many factors beyond our control, including, but not limited to, the severity of weather conditions during the peak heating season, customer conservation driven by high energy costs and other economic factors, as well as technological advances impacting energy efficiency. Accordingly, our propane and fuel oil sales volumes and related gross margins may be negatively affected by these factors beyond our control. Our operating profits and ability to generate sufficient cash flow may depend on our ability to continue to control expenses in line with sales volumes. We can give no assurance that we will be able to continue to control expenses to the extent necessary to reduce the effect on our profitability and cash flow from these factors.

The risk of terrorism, political unrest and the current hostilities in the Middle East or other energy producing regions may adversely affect the economy and the price and availability of propane, fuel oil and other refined fuels and natural gas.

Terrorist attacks, political unrest and the current hostilities in the Middle East or other energy producing regions may adversely impact the price and availability of propane, fuel oil and other refined fuels and natural gas, as well as our results of operations, our ability to raise capital and our future growth. The impact that the foregoing may have on our industry in general, and on us in particular, is not known at this time. An act of terror could result in disruptions of crude oil or natural gas supplies and markets (the sources of propane and fuel oil), and our infrastructure facilities could be direct or indirect targets. Terrorist activity may also hinder our ability to transport propane, fuel oil and other refined fuels if our means of supply transportation, such as rail or pipeline, become damaged as a result of an attack. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism could also affect our ability to raise capital. Terrorist activity, political unrest and hostilities in the Middle East or other energy producing regions could likely lead to increased volatility in prices for propane, fuel oil and other refined fuels and natural gas. We have opted to purchase insurance coverage for terrorist acts within our property and casualty insurance programs, but we can give no assurance that our insurance coverage will be adequate to fully compensate us for any losses to our business or property resulting from terrorist acts.

Our financial condition and results of operations may be adversely affected by governmental regulation and associated environmental and health and safety costs.

Our business is subject to a wide and ever increasing range of federal, state and local laws and regulations related to environmental and health and safety matters including those concerning, among other things, the investigation and remediation of contaminated soil and groundwater and transportation of hazardous materials. These requirements are complex, changing and tend to become more stringent over time. In addition, we are required to maintain various permits that are necessary to operate our facilities, some of which are material to our operations. There can be no assurance that we have been, or will be, at all times in complete compliance with all legal, regulatory and permitting requirements or that we will not incur significant costs in the future relating to such requirements. Violations could result in penalties, or the curtailment or cessation of operations.

Moreover, currently unknown environmental issues, such as the discovery of additional contamination, may result in significant additional expenditures, and potentially significant expenditures also could be required to comply with future changes to environmental laws and regulations or the interpretation or enforcement thereof. Such expenditures, if required, could have a material adverse effect on our business, financial condition or results of operations.

We are subject to operating hazards and litigation risks that could adversely affect our operating results to the extent not covered by insurance.

Our operations are subject to all operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as propane, fuel oil and other refined fuels. We have been, and are likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business, both as a result of these operating hazards and risks and as a result of other aspects of our business. We are self-insured for general and product, workers’ compensation and automobile liabilities up to predetermined amounts above which third-party insurance applies. We cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that these levels of insurance will be available at economical prices, or that all legal matters that arise will be covered by our insurance programs.

If we are unable to make acquisitions on economically acceptable terms or effectively integrate such acquisitions into our operations, our financial performance may be adversely affected.

The retail propane and fuel oil industries are mature. We expect overall demand for propane and fuel oil to be relatively flat to moderately declining over the next several years. With respect to our retail propane business, it may be difficult for us to increase our aggregate number of retail propane customers except through acquisitions. As a result, we expect the success of our financial performance to depend, in part, upon our ability to acquire other retail propane and fuel oil distributors or other energy-related businesses and to successfully integrate them into our existing operations and to make cost saving changes. The competition for acquisitions is intense and we can make no assurance that we will be able to acquire other propane and fuel oil distributors or other energy-related businesses on economically acceptable terms or, if we do, to integrate the acquired operations effectively.

The adoption of climate change legislation could result in increased operating costs and reduced demand for the products and services we provide.

In December 2009, the EPA issued an “Endangerment Finding” under the Clean Air Act, determining that emissions of GHGs present an endangerment to public health and the environment because emissions of such gases may be contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs and require reporting by certain regulated facilities on an annual basis.

Both Houses of the United States Congress also have considered adopting legislation to reduce emissions of GHGs. In June 2009, the American Clean Energy and Security Act of 2009, also known as the Waxman-Markey Bill, passed in the U.S. House of Representatives, but the U.S. Senate’s version, The Clean Energy Jobs and American Power Act, or the Boxer-Kerry Bill, did not pass. Both bills sought to establish a “cap and trade” system for restricting GHG emissions. Under such system, certain sources of GHG emissions would be required to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. The number of emission allowances issued each year would decline as necessary to meet overall emission reduction goals. As the number of GHG emission allowances declines each year, the cost or value of allowances is expected to escalate significantly.

The adoption of federal or state climate change legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased capital and operating costs, with resulting impact on product price and demand. We cannot predict whether or in what form cap-and-trade provisions and renewable energy standards may be enacted. In addition, a possible consequence of climate change is increased volatility in seasonal temperatures. It is difficult to predict how the market for our fuels would be affected by increased temperature volatility, although if there is an overall trend of warmer temperatures, it could adversely affect our business.

The adoption of derivatives legislation by Congress could have an adverse impact on our ability to hedge risks associated with our business.

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act regulates derivative transactions, which include certain instruments used in our risk management activities.

The Dodd-Frank Act requires the Commodity Futures Trading Commission (the “CFTC”) and the Securities and Exchange Commission (the “SEC”) to promulgate rules and regulations relating to, among other things, swaps, participants in the derivatives markets, clearing of swaps and reporting of swap transactions. In general, the Dodd-Frank Act subjects swap transactions and participants to greater regulation and supervision by the CFTC and the SEC and will require many swaps to be cleared through a CFTC- or SEC-registered clearing facility and executed on a designated exchange or swap execution facility. There are some exceptions to these requirements for entities that use swaps to hedge or mitigate commercial risk. While we may ultimately be eligible for such exceptions, the scope of these exceptions currently is somewhat uncertain, pending further definition through rulemaking.

Among the other provisions of the Dodd-Frank Act that may affect derivative transactions are those relating to establishment of capital and margin requirements for certain derivative participants, establishment of business conduct standards, recordkeeping and reporting requirements; and imposition of position limits.

Although the Dodd-Frank Act imposes significant new regulatory requirements with respect to derivatives, the impact of the requirements will not be known definitively until new regulations have been adopted by the CFTC and the SEC. The new legislation and regulations promulgated thereunder could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to us.

Risks Related to the Inergy Propane Acquisition and the Related Transactions

We may not be able to successfully integrate Inergy Propane’s operations with our operations, which could cause our business to suffer.

In order to obtain all of the anticipated benefits of the Inergy Propane Acquisition, we will need to combine and integrate the businesses and operations of Inergy Propane with ours. The combination of two large businesses is a complex and costly process. As a result, after the Inergy Propane Acquisition, we will be required to devote significant management attention and resources to integrating the business practices and operations of Suburban and Inergy Propane. The integration process may divert the attention of our executive officers and management from day-to-day operations and disrupt the business of Suburban and, if implemented ineffectively, preclude realization of the expected benefits of the transaction.

Our failure to meet the challenges involved in successfully integrating Inergy Propane’s operations with our operations or otherwise to realize any of the anticipated benefits of the Inergy Propane Acquisition could adversely affect our results of operations. In addition, the overall integration of Suburban and Inergy Propane may result in unanticipated problems, expenses, liabilities and competitive responses. The loss of customer relationships may be above historical norms not only with respect to existing Suburban customers but also as to the Inergy Propane customers who will be serviced by Suburban upon completion of the Inergy Propane Acquisition. We expect the difficulties of combining our operations to include, among others:

•	operating a significantly larger combined company with operations in more geographic areas;

•	maintaining employee morale and retaining key employees;

•	developing and implementing employment polices to facilitate workforce integration, and, where applicable, labor and union relations;

•	preserving important strategic and customer relationships;

•	the diversion of management’s attention from ongoing business concerns;

•	the integration of multiple information systems;

•	regulatory, legal, taxation and other unanticipated issues in integrating operating and financial systems;

•	coordinating marketing functions;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations; and

•	integrating the cultures of Suburban and Inergy Propane.

In addition, even if we are able to successfully integrate our businesses and operations, we may not fully realize the expected benefits of the Inergy Propane Acquisition within the intended time frame, or at all. Further, our post-acquisition results of operations may be affected by factors different from those existing prior to the Inergy Propane Acquisition and may suffer as a result of the Inergy Propane Acquisition. As a result, we cannot assure you that the combination of our business and operations with Inergy Propane will result in the realization of the full benefits anticipated from the Inergy Propane Acquisition.

We expect to incur substantial expenses related to the Inergy Propane Acquisition.

We expect to incur substantial expenses in connection with completing the Inergy Propane Acquisition and integrating the business, operations, networks, systems, technologies, policies and procedures of Suburban and Inergy Propane. There are a large number of systems that must be integrated, including billing, management information, information systems, purchasing, accounting and finance, sales, payroll and benefits, fixed assets, lease administration and regulatory compliance. Although Suburban and Inergy Propane have assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of these integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and integration expenses associated with the Inergy Propane Acquisition could, particularly in the near term, exceed the savings that we expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the acquisition. As a result of these expenses, both Suburban and Inergy Propane expect to take charges against their earnings before and after the completion of the Inergy Propane Acquisition. The charges taken in connection with the Inergy Propane Acquisition are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Whether or not the Inergy Propane Acquisition is completed, the pendency of the transaction could cause disruptions in the businesses of Suburban and Inergy Propane, which could have an adverse effect on both businesses and financial results.

In response to the announcement of the Inergy Propane Acquisition, Suburban’s or Inergy Propane’s customers may delay or defer purchasing decisions. Any delay or deferral of purchasing decisions by customers could negatively affect the business and results of operations of each of Suburban and Inergy Propane, regardless of whether the Inergy Propane Acquisition is ultimately completed. Similarly, current and prospective employees of Suburban and Inergy Propane may experience uncertainty about their future roles with the companies until after the Inergy Propane Acquisition is completed or if the Inergy Propane Acquisition is not completed. This may adversely affect the ability of Suburban and Inergy Propane to attract and retain key management, marketing and technical personnel. In addition, the diversion of the attention of the companies’ respective management teams away from the day-to-day operations during the pendency of the transaction could have an adverse effect on the financial condition and operating results of either or both companies.

The failure to obtain required regulatory approvals in a timely manner or any materially burdensome conditions contained in any regulatory approvals could delay or prevent completion of the Inergy Propane Acquisition and diminish the anticipated benefits of the Inergy Propane Acquisition.

Completion of the Inergy Propane Acquisition is conditioned upon the receipt of required governmental consents, approvals, orders and authorizations, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Suburban and Inergy have filed the required antitrust documents relating to the Inergy Propane Acquisition under the HSR Act with the Federal Trade Commission (the “FTC”) and the Department of Justice (the “DOJ”). Although Suburban and Inergy have agreed in the Contribution Agreement to use their commercially reasonable efforts to obtain the requisite regulatory approvals, there can be no assurance that these approvals will be obtained in a timely manner. The requirement to receive these approvals before the Inergy Propane Acquisition could delay the completion of the transaction. In addition, at any time before or after completion of the Inergy Propane Acquisition, the DOJ, the FTC, or any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the Inergy Propane Acquisition, rescind the Inergy Propane Acquisition or seek divestiture of particular assets of Suburban or Inergy Propane. Any delay in the completion of the Inergy Propane Acquisition could diminish anticipated benefits of such acquisition or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. Any uncertainty over the ability to complete the Inergy Propane Acquisition could make it more difficult for us to retain key employees or to pursue business strategies. Similarly, the governmental authorities from which these approvals are required may impose conditions on the completion of the Inergy Propane Acquisition or require changes to the terms of the Inergy Propane Acquisition. If Suburban becomes subject to any material conditions in order to obtain any approvals required to complete the Inergy Propane Acquisition, the business and results of our operations may be adversely affected.

If Suburban or Inergy fails to obtain all required consents and waivers, third parties may terminate or alter existing contracts.

Certain agreements with suppliers, customers, licensors or other business partners may require Suburban or Inergy to obtain the approval or waiver of these other parties in connection with the Inergy Propane Acquisition.

Suburban and Inergy have agreed to use commercially reasonable efforts to secure the necessary approvals and waivers. However, we cannot assure you that Suburban and/or Inergy will be able to obtain all of the necessary approvals and waivers, and failure to do so could have a material adverse effect on our business after the Inergy Propane Acquisition.

Additionally, under certain agreements, the Inergy Propane Acquisition may constitute a change in control of Inergy Propane, LLC and, therefore, the counterparty may exercise certain rights under the agreement upon the closing of the Inergy Propane Acquisition. Certain Inergy Propane, LLC servicing contracts, leases and debt obligations have agreements subject to such provisions. Any such counterparty may request modifications of their respective agreements as a condition to granting a waiver or consent under their agreement. There is no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available, that the exercise of any such rights will not result in a material adverse effect or that any modifications of such agreements will not result in a material adverse effect.

The Bank Commitment Letter is subject to a number of customary conditions precedent, including the absence of a material adverse effect on Suburban’s business and profits at the time of funding.

Our Bank Commitment Letter is subject to a number of customary conditions precedent, including the absence of a material adverse effect on Suburban’s business and profits at the time of funding. A material adverse effect, as set forth in the Bank Commitment Letter means, a material adverse change in, or a material adverse effect upon, the operations, business, assets, properties, liabilities (actual or contingent), or condition (financial or otherwise) of Suburban Propane, L.P. and its subsidiaries taken as a whole or Suburban and its subsidiaries taken as a whole (a “Bank Commitment MAE”). In addition, if the terms of the Contribution Agreement governing the Inergy Propane Acquisition are materially and adversely changed subsequent to the signing of the Contribution Agreement (a “Change Event”) without the consent of the lenders having been obtained (such consent not to be unreasonably withheld, delayed or conditioned), or if litigation is, to the knowledge of Suburban, threatened or pending, which restrains or restricts the closing of the Credit Agreement Amendment or the 364-Day Facility, the lenders have the right not to fund the commitment and consummate the related amendments to the Credit Agreement. Moreover, the occurrence of certain conditions precedent may be outside of our control. In the event that a Bank Commitment MAE, Change Event or a failure to satisfy other conditions precedent specified in the Bank Commitment Letter were to occur, and Suburban was unable to raise sufficient funds through Equity Financing or alternative public or private sources, then Suburban would be unable to complete the Inergy Propane Acquisition, as contemplated.

Following the Inergy Propane Acquisition, we may be unable to retain key employees.

Our success after the Inergy Propane Acquisition will depend in part upon our ability to retain key Suburban employees including employees of Inergy Propane who become Suburban employees upon completion of the Inergy Propane Acquisition. Key employees may depart either before or after the Inergy Propane Acquisition because of issues relating to the uncertainty and difficulty of integration, a desire not to remain with us following the Inergy Propane Acquisition or otherwise. Accordingly, no assurance can be given that Suburban will be able to retain key employees to the same extent as in the past.

Our future results will suffer if we do not effectively manage our expanded operations following the Inergy Propane Acquisition.

Following the Inergy Propane Acquisition, we may continue to expand our operations through additional acquisitions and other strategic acquisitions, some of which will involve complex challenges. Our future success will depend, in part, upon our ability to manage our expansion opportunities, which pose substantial challenges for us to integrate new operations into our existing business in an efficient and timely manner, and upon our ability to successfully monitor our operations, costs, regulatory compliance and service quality and to maintain other necessary internal controls. We cannot assure you that our expansion or acquisition opportunities will be successful or that we will realize our expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

Our historical audited and unaudited pro forma condensed combined financial information included elsewhere in this prospectus may not be representative of our results after the Inergy Propane Acquisition.

Our historical audited and unaudited pro forma condensed combined financial information included elsewhere in this prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Inergy Propane Acquisition been completed as of the date indicated, nor is it indicative of our future operating results or financial position. Our unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Suburban’s assets and liabilities. The purchase price allocation reflected in our unaudited pro forma condensed combined financial information included elsewhere in this prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Inergy Propane as of the date of the completion of the Inergy Propane Acquisition. Our unaudited pro forma condensed combined financial information does not reflect future events that may occur after the Inergy Propane Acquisition, including the costs related to the planned integration of Suburban and Inergy Propane and any future nonrecurring charges resulting from the Inergy Propane Acquisition, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. Our unaudited pro forma condensed combined financial information presented elsewhere in this prospectus is based in part on certain assumptions regarding the Inergy Propane Acquisition that Suburban and Inergy believe are reasonable under the circumstances. Suburban and Inergy cannot assure you that the assumptions will prove to be accurate over time.

Risks Inherent in the Ownership of Our Common Units

Cash distributions are not guaranteed and may fluctuate with our performance and other external factors.

Cash distributions on our common units are not guaranteed, and depend primarily on our cash flow and our cash on hand. Because they are not dependent on profitability, which is affected by non-cash items, our cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

The amount of cash we generate may fluctuate based on our performance and other factors, including:

•	the impact of the risks inherent in our business operations, as described above;

•	required principal and interest payments on our debt and restrictions contained in our debt instruments;

•	issuances of debt and equity securities;

•	our ability to control expenses;

•	fluctuations in working capital;

•	capital expenditures; and

•	financial, business and other factors, a number which will be beyond our control.

Our Partnership Agreement gives our Board of Supervisors broad discretion in establishing cash reserves for, among other things, the proper conduct of our business. These cash reserves will affect the amount of cash available for distributions.

We have substantial indebtedness. Our debt agreements may limit our ability to make distributions to holders of our common units, as well as our financial flexibility.

As of March 24, 2012, we had total outstanding borrowings of $350.0 million, consisting of $250.0 million in aggregate principal amount of 7.375% senior notes due 2020 issued by us and our wholly-owned subsidiary, Suburban Energy Finance Corporation (the “2020 Senior Notes”), and $100.0 million of borrowings outstanding under the Operating Partnership’s revolving credit facility. If we consummate the Inergy Propane Acquisition, this would result in the issuance of up to $1.0 billion of new SPH Notes pursuant to the Exchange Offers, and are required to draw down $250.0 million on the 364-Day Facility, we would have total outstanding borrowings of $1.6 billion. In addition, the Commitment Increase would increase in the aggregate, subject to the satisfaction of certain conditions precedent, our existing revolving credit facility under the Credit Agreement from $250.0 million to $400.0 million. The payment of principal and interest on our debt will reduce the cash available to make distributions on our common units. In addition, we will not be able to make any distributions to holders of our common units if there is, or after giving effect to such distribution, there would be, an event of default under the indentures governing the 2020 Senior Notes or the new SPH Notes. The amount of distributions that we may make to holders of our common units is limited by the 2020 Senior Notes and will be limited by the new SPH Notes, and the amount of distributions that the Operating Partnership may make to us is limited by our revolving credit facility.

Our revolving credit facility and the 2020 Senior Notes both contain various restrictive and affirmative covenants applicable to us and the Operating Partnership, respectively, including (i) restrictions on the incurrence of additional indebtedness, and (ii) restrictions on certain liens, investments, guarantees, loans, advances, payments, mergers, consolidations, distributions, sales of assets and other transactions. Our revolving credit facility contains certain financial covenants: (a) requiring our consolidated interest coverage ratio, as defined, to be not less than 2.5 to 1.0 as of the end of any fiscal quarter; (b) prohibiting our total consolidated leverage ratio, as defined, from being greater than 4.75 to 1.0 as of the end of any fiscal quarter; and (c) prohibiting the senior secured consolidated leverage ratio, as defined, of the Operating Partnership from being greater than 3.0 to 1.0 as of the end of any fiscal quarter. Under the senior notes indenture, we are generally permitted to make cash distributions equal to available cash, as defined, as of the end of the immediately preceding quarter, if no event of default exists or would exist upon making such distributions, and our consolidated fixed charge coverage ratio, as defined, is greater than 1.75 to 1.0. We and the Operating Partnership were in compliance with all covenants and terms of the 2020 Senior Notes and our revolving credit facility as of March 24, 2012.

The amount and terms of our debt may also adversely affect our ability to finance future operations and capital needs, limit our ability to pursue acquisitions and other business opportunities and make our results of operations more susceptible to adverse economic and industry conditions. In addition to our outstanding indebtedness, we may in the future require additional debt to finance acquisitions or for general business purposes; however, credit market conditions may impact our ability to access such financing. If we are unable to access needed financing or to generate sufficient cash from operations, we may be required to abandon certain projects or curtail capital expenditures. Additional debt, where it is available, could result in an increase in our leverage. Our ability to make principal and interest payments on debt, as well as to generate available cash for distribution on our common units, depends on our future performance, which is subject to many factors, some of which are beyond our control. As interest expense increases (whether due to an increase in interest rates and/or the size of aggregate outstanding debt), our ability to fund common unit distributions may be impacted, depending on the level of revenue generation, which is not assured.

Holders of our common units have limited voting rights.

A Board of Supervisors manages our operations. Holders of our common units have only limited voting rights on matters affecting our business, including the right to elect the members of our Board of Supervisors every three years and the right to vote on the removal of the General Partner.

It may be difficult for a third party to acquire us, even if doing so would be beneficial to our holders of our common units.

Some provisions of our Partnership Agreement may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to holders of our common units. For example, our Partnership Agreement contains a provision, based on Section 203 of the Delaware General Corporation Law, that generally prohibits us from engaging in a business combination with a 15% or greater holder of our common units for a period of three years following the date that person or entity acquired at least 15% of our outstanding common units, unless certain exceptions apply. Additionally, our Partnership Agreement sets forth advance notice procedures for a holder of our common units to nominate a Supervisor to stand for election, which procedures may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of Supervisors or otherwise attempting to obtain control of us. These nomination procedures may not be revised or repealed, and inconsistent provisions may not be adopted, without the approval of the holders of at least 66-2/3% of the outstanding common units. These provisions may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Supervisors, including discouraging attempts that might result in a premium over the market price of the common units held by holders of our common units.

Holders of our common units may not have limited liability in some circumstances.

A number of states have not clearly established limitations on the liabilities of limited partners for the obligations of a limited partnership. Holders of our common units might be held liable for our obligations as if they were general partners if:

•	a court or government agency determined that we were conducting business in the state but had not complied with the state’s limited partnership statute; or

•

Holders of our common units’ rights to act together to remove or replace the General Partner or take other actions under our Partnership Agreement are deemed to constitute “participation in the control” of our business for purposes of the state’s limited partnership statute.

Unitholders may have liability to repay distributions.

Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under specific circumstances, however, Unitholders may have to repay to us amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to Unitholders if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and nonrecourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives a distribution of this kind and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

If we issue additional limited partner interests or other equity securities as consideration for acquisitions or for other purposes, the relative voting strength of each Unitholder will be diminished over time due to the dilution of each Unitholder’s interests and additional taxable income may be allocated to each Unitholder.

Our Partnership Agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of our Unitholders. Therefore, when we issue additional common units or securities ranking on a parity with our common units, each Unitholder’s proportionate partnership interest will decrease, and the amount of cash distributed on each common unit and the market price of our common units could decrease. The issuance of additional common units will also diminish the relative voting strength of each previously outstanding common unit. In addition, the issuance of additional common units will, over time, result in the allocation of additional taxable income, representing built-in gains at the time of the new issuance, to those Unitholders that existed prior to the new issuance.

We are issuing additional limited partner interests in connection with the Inergy Propane Acquisition. In connection with this distribution, we are issuing 13,892,587 new common units, which would constitute approximately 28% of our outstanding common units following this distribution (based on 35,543,316 common units outstanding as of May 1, 2012). In addition, we expect to consummate the Equity Financing prior to the Acquisition Closing Date, subject to market conditions. This issuance of additional limited partner interests relating to this distribution and the Equity Financing will have the effects described in the paragraph above.

The issuance of additional limited partner interests relating to this distribution and the Equity Financing may make it more difficult to pay distributions.

Cash distributions are made out of our “available cash,” pro rata, to Unitholders. See “The Partnership Agreement—Cash Distributions.” Although our Board of Supervisors has increased our annualized distribution rate per common unit following the closing of the Inergy Propane Acquisition, the increase in the number of our common units outstanding, as a result of the issuance of new common units representing limited partner interests relating to this distribution and the Equity Financing, may make it more difficult to pay such distributions. Also see “—Cash distributions are not guaranteed and may fluctuate with our performance and other external factors.”

Tax Risks to Holders of Our Common Units

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. The Internal Revenue Service (“IRS”) could treat us as a corporation, which would substantially reduce the cash available for distribution to holders of our common units.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. If less than 90% of the gross income of a publicly traded partnership, such as Suburban Propane Partners, L.P., for any taxable year is “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code, that partnership will be taxable as a corporation for U.S. federal income tax purposes for that taxable year and all subsequent years.

If we were treated as a corporation for U.S. federal income tax purposes, then we would pay U.S. federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state income tax at varying rates. Because a tax would be imposed upon us as a corporation, our cash available for distribution to holders of our common units would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to unitholders and thus would likely result in a substantial reduction in the value of our units.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations thereof, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including Suburban Propane Partners, L.P., or an investment in our units may be modified by legislative, judicial or administrative changes and differing interpretations thereof at any time. Any modification to the U.S. federal income tax laws or interpretations thereof may or may not be applied retroactively. Moreover, any such modification could make it more difficult or impossible for us to meet the exception which allows publicly traded partnerships that generate qualifying income to be treated as partnerships (rather than as corporations) for U.S. federal income tax purposes, affect or cause us to change our business activities, or affect the tax consequences of an investment in our common units. For example, legislation proposed by members of Congress and the President has considered substantive changes to the definition of qualifying income. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation.

A successful IRS contest of the U.S. federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our holders of our common units.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by holders of our common units because the costs will reduce our cash available for distribution.

A holder of our common units’ tax liability could exceed cash distributions on its common units.

Because holders of our common units are treated as partners, a holder of our common units is required to pay U.S. federal income taxes and, in some cases, state and local income taxes on its allocable share of our income, without regard to whether we make cash distributions to such holder. We cannot guarantee that a holder of our common units will receive cash distributions equal to its allocable share of our taxable income or even the tax liability to it resulting from that income.

Ownership of common units may have adverse tax consequences for tax-exempt organizations and foreign investors.

Investment in common units by certain tax-exempt organizations and foreign persons raises issues specific to them. For example, virtually all of our taxable income allocated to organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the holder of our common units. Distributions to foreign persons will be reduced by withholding taxes at the highest applicable effective tax rate, and foreign persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. See “Material U.S. Federal Income Tax Considerations—Tax-Exempt Organizations and Certain Other Investors.” Tax-exempt organizations and foreign persons should consult, and should depend on, their own tax advisors in analyzing the U.S. federal, state, local and foreign income tax and other tax consequences of the acquisition, ownership or disposition of common units.

The ability of a holder of our common units to deduct its share of our losses may be limited.

Various limitations may apply to the ability of a holder of our common units to deduct its share of our losses. For example, in the case of taxpayers subject to the passive activity loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Such unused losses may be deducted when the holder of our common units disposes of its entire investment in us in a fully taxable transaction with an unrelated party. A holder of our common units’ share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly-traded partnerships. See “Material U.S. Federal Income Tax Considerations—Tax Treatment of Unitholders—Limitations on Deductibility of Suburban’s Losses.”

The tax gain or loss on the disposition of common units could be different than expected.

A holder of our common units who sells common units will recognize a gain or loss equal to the difference between the amount realized and its adjusted tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated to a common unit which decreased a holder of our common units’ tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the holder of our common units’ tax basis in that common unit, even if the price is less than the original cost of the common unit. A portion of the amount realized, if the amount realized exceeds the holder of our common units’ adjusted basis in that common unit, will likely be characterized as ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a holder of our common units could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years. In addition, because the amount realized may include a holder’s share of our nonrecourse liabilities, if a holder sells its units, such holder may incur a tax liability in excess of the amount of cash it receives from the sale.

Reporting of partnership tax information is complicated and subject to audits.

We furnish each holder of our common units with a Schedule K-1 that sets forth its allocable share of income, gains, losses and deductions. In preparing these schedules, we use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these conventions will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our income tax return may be audited, which could result in an audit of a holder of our common units’ income tax return and increased liabilities for taxes because of adjustments resulting from the audit.

We treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, uniformity of the economic and tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which may be inconsistent with existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to a holder of our common units. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units, and could have a negative impact on the value of our common units or result in audit adjustments to a holder of our common units’ income tax return.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our holders of our common units.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferors and transferees of our common units. However, if the IRS were to challenge our proration method, we may be required to change the allocation of items of income, gain, loss and deduction among holders of our common units.

Holders of our common units may have negative tax consequences if we default on our debt or sell assets.

If we default on any of our debt obligations, our lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for holders of our common units through the realization of taxable income by holders of our common units without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, holders of our common units could have increased taxable income without a corresponding cash distribution.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated as a partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all Unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a Unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our treatment as a partnership for U.S. federal income tax purposes, but instead, after our termination we would be treated as a new partnership for U.S. federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Considerations—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for U.S. federal income tax purposes.

There are state, local and other tax considerations for our holders of our common units.

In addition to U.S. federal income taxes, holders of our common units will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if the holder of our common units does not reside in any of those jurisdictions. A holder of our common units will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each holder of our common units to file all U.S. federal, state and local income tax returns that may be required of such holder.

A holder of our common units whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, it would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because there is no tax concept of loaning a partnership interest, a Unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned units. In that case, a holder of our common units may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the Unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the Unitholder and any cash distributions received by the Unitholder as to those common units could be fully taxable as ordinary income. Holders of our common units desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should consult their tax advisors to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

USE OF PROCEEDS

Suburban will not receive any cash proceeds from the issuance to Inergy and Inergy Sales and the distribution by Inergy to its unitholders of common units covered by this prospectus. The common units are being issued to Inergy and Inergy Sales as consideration in connection with the Inergy Propane Acquisition and pursuant to the Contribution Agreement.

We are issuing an aggregate of 13,892,587 common units to Inergy and Inergy Sales, a wholly owned subsidiary of Inergy, in connection with the Inergy Propane Acquisition. Inergy Sales will distribute any and all common units it receives in connection with the Inergy Propane Acquisition to Inergy. Thereafter, Inergy will distribute 13,753,661 of our common units to its unitholders as of the Record Date, pro rata, for no consideration and will retain 138,926 common units.

See “Plan of Distribution” and “Inergy Propane Acquisition and Related Transactions.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 24, 2012:

•	on an actual basis; and

•

on an adjusted basis to give effect to the consummation of the Inergy Propane Acquisition (including the exchange of all the Inergy Notes in the Exchange Offers) and a draw of $250.0 million on the 364-Day Facility (the “Transactions”).

You should read this table together with “Selected Consolidated Historical Financial and Other Data of Suburban,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements included elsewhere in this prospectus.

	As of March 24, 2012
	Actual	As Adjusted for the Transactions (1)
	(in thousands)
Cash and cash equivalents	$96,202	$117,904

Debt, including current maturities:
Revolving credit facility (2)	100,000	100,000
364-Day Facility	—	250,000
2020 Senior Notes (2)	248,277	248,277
New SPH Notes offered pursuant to the Exchange Offers (1)	—	1,000,000

Total debt	348,277	1,598,277
Partners’ capital:
Common unitholders	432,799	1,017,049

Total capitalization	$781,076	$2,615,326

(1)	Assumes that we issue $1.0 billion of new SPH Notes and pay $200.0 million in cash consideration in connection with the Exchange Offers. Also assumes that cash consent payments are paid to participating holders for 100% of the outstanding Inergy Notes. Also assumes that 13,892,587 of new Suburban common units are issued as Equity Consideration. Also assumes that we draw $250.0 million on the 364-Day Facility.
(2)	As of March 24, 2012, we had drawn $100.0 million and issued standby letters of credit in the aggregate amount of $46.9 million under the revolving credit facility of our Credit Agreement. As of March 24, 2012, we had $250.0 million in aggregate principal amount outstanding of the 2020 Senior Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are listed on the New York Stock Exchange under the symbol “SPH.” On May 9, 2012, the last sales price of our common units as reported by the NYSE was $41.18 per common unit. As of May 1, 2012, we had issued and outstanding 35,543,316 common units, which were held by approximately 653 unitholders of record (based on the number of record holders and nominees for those common units held in street name). The following table sets forth the range of high and low closing sales prices of the common units by quarter as reported by the New York Stock Exchange, as well as the amount of cash distributions paid per common unit for the periods indicated.

We make quarterly distributions to our partners in an aggregate amount equal to our Available Cash (as defined in our Partnership Agreement) with respect to such quarter. Available Cash generally means all cash on hand at the end of the fiscal quarter plus all additional cash on hand as a result of borrowings subsequent to the end of such quarter less cash reserves established by the Board of Supervisors in its reasonable discretion for future cash requirements. Please see “Management’s Discussion and Analysis—Liquidity and Capital Resources—Partnership Distributions.”

On April 25, 2012, our Board of Supervisors approved an increase in our annualized distribution rate to $3.50 per common unit (conditioned on the closing of the Inergy Propane Acquisition). The distribution at this increased rate will be effective for the quarterly distribution paid in respect of our first quarter of fiscal 2013, ending December 29, 2012 (assuming closing by the applicable record date).

	Price Ranges		Cash Distributions per Unit
	High	Low
Fiscal Year Ended September 25, 2010
First Quarter	$47.12	$41.10	$0.8350
Second Quarter	50.00	42.53	0.8400
Third Quarter	49.46	39.16	0.8450
Fourth Quarter	55.01	45.85	0.8500
Fiscal Year Ended September 24, 2011
First Quarter	$57.24	$51.50	$0.8525
Second Quarter	58.99	49.30	0.8525
Third Quarter	57.89	49.90	0.8525
Fourth Quarter	53.23	40.25	0.8525
Fiscal Year Ended September 29, 2012
First Quarter	$49.19	$44.50	$0.8525
Second Quarter	48.25	40.25	0.8525	(1)
Third Quarter (through May 9, 2012)	44.52	40.71	—	(2)

(1)	On April 19, 2012, we declared a quarterly cash distribution for the quarter ended March 24, 2012 of $0.8525 per common unit, or $3.41 per common unit on an annualized basis. The distribution attributable to the quarter ended March 24, 2012 was paid May 8, 2012 to holders of record of our common units as of May 1, 2012.
(2)	The distribution attributable to the quarter ending June 24, 2012 has not yet been declared or paid. We expect to declare and pay a cash distribution within 45 days following the end of the quarter.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA OF SUBURBAN

The following tables set forth, for the periods and at the dates indicated, selected consolidated historical financial and other information for Suburban. The selected consolidated historical financial and other information as of and for each of the years ended September 24, 2011, September 25, 2010, September 26, 2009, September 27, 2008 and September 29, 2007 is derived from and should be read in conjunction with the audited financial statements and accompanying footnotes for such periods included and not included in this prospectus. The selected consolidated historical financial and other information as of and for the six-month periods ended March 24, 2012 and March 26, 2011 is unaudited and is derived from, and should read in conjunction with, the unaudited financial statements and accompanying footnotes for such periods included in this prospectus. Such financial information has been prepared on a basis consistent with our audited annual financial information and includes all adjustments, consisting only of normal and recurring adjustments, that Suburban considers necessary for a fair statement of the results for those periods. Historical results are not necessarily indicative of future performance or results of operations, and results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	For the Six Months Ended		For the Year Ended
	March 24, 2012	March 26, 2011	September 24, 2011	September 25, 2010	September 26, 2009	September 27, 2008	September 29, 2007
	(unaudited)		(audited)
	(in thousands, except per unit data)
Statement of Operations Data
Revenues	$657,512	$792,409	$1,190,552	$1,136,694	$1,143,154	$1,574,163	$1,439,563
Costs and Expenses	571,097	634,835	1,045,324	980,508	932,539	1,424,035	1,270,213
Restructuring charges and severance costs(a)	—	—	2,000	—	—	—	1,485
Pension settlement charge(b)	—	—	—	2,818	—	—	3,269
Operating income	86,415	157,574	143,228	153,368	210,615	150,128	164,596
Interest expense, net	13,263	13,665	27,378	27,397	38,267	37,052	35,596
Loss on debt extinguishment(c)	507	—	—	9,473	4,624	—	—
(Benefit from) provision for income taxes	(160)	464	884	1,182	2,486	1,903	5,653

Income from continuing operations	72,805	143,445	114,966	115,316	165,238	111,173	123,347
Discontinued operations:
Gain on disposal of discontinued operations(d)	—	—	—	—	—	43,707	1,887
Income from discontinued operations	—	—	—	—	—	—	2,053

Net income	72,805	143,445	114,966	115,316	165,238	154,880	127,287
Net income per Common Unit—basic(e)	2.05	4.04	3.24	3.26	4.99	4.72	3.91
Cash distributions declared per unit	$1.71	$1.71	$3.41	$3.35	$3.26	$3.09	$2.76
Balance Sheet Data (end of period)(f)
Cash and cash equivalents	$96,202	$136,923	$149,553	$156,908	$163,173	$137,698	$96,586
Total assets	931,478	1,023,186	956,459	970,914	978,168	1,036,367	988,947
Total debt	348,277	348,061	348,169	347,953	349,415	531,772	548,538
Partners’ capital—Common Unitholders	$432,799	$505,487	$418,134	$419,882	$418,824	$262,250	$208,230
Statement of Cash Flows Data Cash provided by (used in)
Operating activities	$17,048	$49,838	$132,786	$155,797	$246,551	$120,517	$145,957
Investing activities	(7,489)	(9,584)	(19,505)	(30,111)	(16,852)	36,630	(19,689)
Financing activities	$(62,910)	$(60,239)	$(120,636)	$(131,951)	$(204,224)	$(116,035)	$(90,253)
Other Data (unaudited)
EBITDA(g)	$101,342	$174,208	$178,856	$174,729	$236,334	$222,229	$197,778
Adjusted EBITDA(g)	104,975	173,658	179,425	192,420	239,245	220,465	210,087
Capital expenditures(h)	$9,367	$11,417	$22,284	$19,131	$21,837	$21,819	$26,756
Retail gallons sold
Propane	164,220	200,320	298,902	317,906	343,894	386,222	432,526
Fuel oil and refined fuels	18,260	27,642	37,241	43,196	57,381	76,515	104,506

(a)	During fiscal 2011, we recorded severance charges of $2.0 million related to the realignment of our regional operating footprint in response to the persistent and foreseeable challenges affecting the industry as a whole. During fiscal 2007, we incurred $1.5 million in charges associated with severance for positions eliminated unrelated to any specific plan of restructuring.
(b)	We incurred a non-cash pension settlement charge of $2.8 million and $3.3 million during fiscal 2010 and 2007, respectively, to accelerate the recognition of actuarial losses in our defined benefit pension plan as a result of the level of lump sum retirement benefit payments made.
(c)	During the six months ended March 24, 2012, we recognized a non-cash charge of $0.5 million to write-off a portion of unamortized debt origination costs in connection with the execution of the amendment of our existing Credit Agreement. During fiscal 2010 we completed the issuance of $250.0 million of 7.375% senior notes maturing in March 2020 to replace the previously existing 6.875% senior notes that were set to mature in December 2013. In connection with the refinancing, we recognized a loss on debt extinguishment of $9.5 million in the second quarter of fiscal 2010, consisting of $7.2 million for the repurchase premium and related fees, as well as the write-off of $2.2 million in unamortized debt origination costs and unamortized discount. During fiscal 2009, we purchased $175.0 million aggregate principal amount of the 6.875% senior notes through a cash tender offer. In connection with the tender offer, we recognized a loss on the extinguishment of debt of $4.6 million in the fourth quarter of fiscal 2009, consisting of $2.8 million for the tender premium and related fees, as well as the write-off of $1.8 million in unamortized debt origination costs and unamortized discount.
(d)	Gain on disposal of discontinued operations for fiscal 2008 of $43.7 million reflects the October 2, 2007 sale of our Tirzah, South Carolina underground granite propane storage cavern, and associated 62-mile pipeline, for $53.7 million in net proceeds. Gain on disposal of discontinued operations for fiscal 2007 of $1.9 million reflects the exchange, in a non-cash transaction, of nine non-strategic customer service centers for three customer service centers of another company in Alaska, as well as the sale of three additional customer service centers for net cash proceeds of $1.3 million. The gains on disposal have been accounted for within discontinued operations. The prior period results of operations attributable to the sale of our Tirzah, South Carolina storage cavern and associated pipeline have been reclassified to remove their financial results from continuing operations.
(e)	Computations of basic earnings per common unit were performed by dividing net income by the weighted average number of outstanding common units, and restricted units granted under our restricted unit plans to retirement-eligible grantees.
(f)	Other assets and other liabilities on the consolidated balance sheet were increased $654 and $2,835, respectively, with a corresponding decrease of $2,181 to common unitholders as of September 27, 2008 to record an asset and a liability that were not captured in prior years.
(g)	EBITDA represents net income before deducting interest expense, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA excluding the unrealized net gain or loss from mark-to-market activity for derivative instruments, loss on debt extinguishment, loss on asset disposal, pension settlement charges and severance charges. Our management uses EBITDA and Adjusted EBITDA as measures of liquidity and we are including them because we believe that they provide our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. In addition, certain of our incentive compensation plans covering executives and other employees utilize Adjusted EBITDA as the performance target. Moreover, our Credit Agreement requires us to use Adjusted EBITDA, with certain additional adjustments, in calculating our leverage and interest coverage ratios. EBITDA and Adjusted EBITDA are not recognized terms under US GAAP and should not be considered as an alternative to net income or net cash provided by operating activities determined in accordance with US GAAP. Because EBITDA and Adjusted EBITDA as determined by us excludes some, but not all, items that affect net income, they may not be comparable to EBITDA and Adjusted EBITDA or similarly titled measures used by other companies.

The following table sets forth (i) our calculations of EBITDA and Adjusted EBITDA and (ii) a reconciliation of EBITDA and Adjusted EBITDA, as so calculated, to our net cash provided by operating activities:

	For the Six Months Ended		For the Year Ended
	March 24, 2012	March 26, 2011	September 24, 2011	September 25, 2010	September 26, 2009	September 27, 2008	September 29, 2007
	(unaudited)				(audited)
	(in thousands)
Net income	$72,805	$143,445	$114,966	$115,316	$165,238	$154,880	$127,287
Add:
Provision for income taxes	(160)	464	884	1,182	2,486	1,903	5,653
Interest expense, net	13,263	13,665	27,378	27,397	38,267	37,052	35,596
Depreciation and amortization	15,434	16,634	35,628	30,834	30,343	28,394	28,790
Discontinued operations	—	—	—	—	—	—	452

EBITDA	101,342	174,208	178,856	174,729	236,334	222,229	197,778
Unrealized (non-cash) losses (gains) on changes in fair value of derivatives	1,048	(2,550)	(1,431)	5,400	(1,713)	(1,764)	7,555
Severance charges	—	2,000	2,000	—	—	—	1,485
Loss on debt extinguishment	507	—	—	9,473	4,624	—	—
Loss on asset disposal	2,078	—
Pension settlement charge	—	—	—	2,818	—	—	3,269

Adjusted EBITDA	104,975	173,658	179,425	192,420	239,245	220,465	210,087
Add (subtract):
Provision for income taxes—current	160	(464)	(884)	(1,182)	(1,101)	(626)	(1,853)
Interest expense, net	(13,263)	(13,665)	(27,378)	(27,397)	(38,267)	(37,052)	(35,596)
Unrealized (non-cash) (losses) gains on changes in fair values of derivatives	(1,048)	2,550	1,431	(5,400)	1,713	1,764	(7,555)
Severance charges	—	(2,000)	(2,000)	—	—	—	(1,485)
Compensation cost recognized under Restricted Unit Plans	2,350	2,399	3,922	4,005	2,396	2,156	3,014
(Gain) loss on disposal of property, plant and equipment, net	(211)	(2,911)	(2,772)	38	(650)	(2,252)	(2,782)
(Gain) on disposal of discontinued operations	—	—	—	—	—	(43,707)	(1,887)
Changes in working capital and other assets and liabilities	(75,915)	(109,729)	(18,958)	(6,687)	43,215	(20,231)	(15,986)

Net cash provided by operating activities	$17,048	$49,838	$132,786	$155,797	$246,551	$120,517	$145,957

(h)	Our capital expenditures fall generally into two categories: (i) maintenance expenditures, which include expenditures for repair and replacement of property, plant and equipment; and (ii) growth capital expenditures which include new propane tanks and other equipment to facilitate expansion of our customer base and operating capacity.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF SUBURBAN

On April 25, 2012, we entered into the Contribution Agreement with Inergy, NRGY GP and Inergy Sales to acquire the sole membership interest in Inergy Propane, LLC, including certain wholly-owned subsidiaries of Inergy Propane, LLC, and certain of the assets of Inergy Sales (such interests and assets collectively, “Inergy Propane”) for a total acquisition value of approximately $1.8 billion (the “Inergy Propane Acquisition”). At the time of the closing of the Inergy Propane Acquisition, and following certain pre-closing transactions, Inergy Propane will consist of the retail propane assets and operations of Inergy.

Prior to closing of the Inergy Propane Acquisition, Inergy Propane will transfer its interest in certain subsidiaries, as well as all of its rights and interests in the assets and properties of its wholesale propane supply, marketing and distribution business, and its rights and interest in the assets and properties of its West Coast natural gas liquids business, to Inergy. These assets and operations will not be part of the Inergy Propane business at the time of the transfer of the membership interest in Inergy Propane, LLC to us and will not be part of the Inergy Propane Acquisition. Following the Inergy Propane Acquisition, Inergy Propane, LLC, including its wholly-owned subsidiaries that are part of the Inergy Propane Acquisition, will become subsidiaries of Suburban.

We are acquiring Inergy Propane for total consideration of approximately $1.8 billion, consisting of: (i) $1.0 billion of newly issued SPH Notes and $200.0 million in cash; and, (ii) $600.0 million of new Suburban common units, which will be distributed to Inergy and Inergy Sales, all but approximately $6.0 million of which will subsequently be distributed by Inergy to its unitholders, as described more fully in this prospectus. In connection with the Exchange Offers, Suburban is soliciting consents to amend the Inergy Notes and the indentures governing the Inergy Notes. The proposed amendments, with respect to each series of the Inergy Notes, which require the consent of a majority in outstanding principal amount of such series of Inergy Notes, would (i) delete in their entirety substantially all the restrictive covenants, (ii) modify the covenants regarding mergers and consolidations and (iii) eliminate certain events of default. Subject to certain conditions, holders of Inergy Notes who consent by the consent date will receive a cash payment of $3.75 per each $1,000 principal amount of Inergy Notes as to which a holder delivers a valid consent.

In connection with the Inergy Propane Acquisition, we will seek Equity Financing of approximately $250.0 million for the purposes of funding the Cash Consideration, as well as the costs and expenses associated with the Exchange Offers and costs and expenses associated with the consummation of the Inergy Propane Acquisition. Any net proceeds not so applied will be used for general partnership purposes.

On April 25, 2012, we also entered into a commitment letter with certain lenders who are party to our existing Credit Agreement pursuant to which such lenders committed to provide Suburban with the $250.0 million 364-Day Facility. The 364-Day Facility will be available in the event that the Equity Financing is not consummated by the closing of the Inergy Propane Acquisition.

The following unaudited pro forma condensed combined financial information of Suburban has been prepared to illustrate the effect of the Inergy Propane Acquisition on us and has been prepared for informational purposes only. The unaudited pro forma condensed combined financial information is based upon the historical consolidated financial statements and notes thereto of Suburban and Inergy Propane and should be read in conjunction with the:

•

audited annual financial statements and the accompanying notes of Suburban Propane Partners, L.P. for the fiscal year ended September 24, 2011, and the unaudited condensed consolidated financial statements and accompanying notes for the quarterly period ended March 24, 2012, both of which are included in this prospectus; and

•

audited historical financial statements and accompanying notes of Inergy Propane, LLC as of September 30, 2011 and 2010, and for each of the three years in the period ended September 30, 2011, and the unaudited interim historical financial statements and accompanying notes for the six months ended March 31, 2012 and 2011, which is included in this prospectus.

Our historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to events that are (1) directly attributable to the Inergy Propane Acquisition and related financing, (2) factually supportable, and (3) with respect to the statements of operations, are expected to have a continuing impact on the combined results of Suburban. Although Suburban has entered into the Contribution Agreement with Inergy, there is no guarantee that the Inergy Propane Acquisition will be completed in the manner contemplated or at all. The unaudited pro forma condensed combined statements of operations have been prepared assuming the Inergy Propane Acquisition had been completed on September 26, 2010, the first day of Suburban’s 2011 fiscal year. The unaudited pro forma condensed combined balance sheet has been prepared assuming the Inergy Propane Acquisition had been completed on March 24, 2012, the last day of Suburban’s 2012 second fiscal quarter. The unaudited pro forma condensed combined financial information has been adjusted with respect to certain aspects of the Inergy Propane Acquisition to reflect:

•	the consummation of the Inergy Propane Acquisition;

•

exclusion of historical assets and liabilities of Inergy Propane, LLC not acquired or assumed as part of the Inergy Propane Acquisition and changes in certain revenues and expenses resulting from the exclusion of these assets and liabilities;

•

re-measurement of the assets and liabilities of Inergy Propane (as disclosed in more detail below) to record their preliminary estimated fair values at the date of the closing of the Inergy Propane Acquisition and adjustment of certain expenses resulting therefrom;

•	additional indebtedness, including, but not limited to, debt issuance costs and interest expense, incurred in connection with the exchange of Inergy Notes for the SPH Notes;

•	additional indebtedness, including, but not limited to, debt issuance costs and interest expense incurred in connection with borrowing under the 364-Day Facility;

•	no tax adjustments were made as we are a publicly traded master limited partnership and have no substantial federal or state income tax liability.

The unaudited pro forma condensed combined financial information was prepared in accordance with the acquisition method of accounting. The pro forma information presented, including allocation of the purchase price, is based on preliminary estimates of fair values of assets acquired and liabilities assumed in connection with the Inergy Propane Acquisition. These preliminary estimates are based on available information and certain assumptions that may be revised as additional information becomes available.

The final purchase price allocation for the Inergy Propane Acquisition will be dependent upon the finalization of asset and liability valuations, which may depend in part on prevailing market rates and conditions, as well as the final form of financing that we will utilize to effect the Inergy Propane Acquisition. Any final adjustments may be materially different from the preliminary estimates, and may result in a change to the unaudited pro forma condensed combined financial information presented in this prospectus.

We believe that the assumptions used to derive the unaudited pro forma condensed combined financial information are reasonable given the information available; however, such assumptions are subject to change and the effect of any such change could be material. The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations that would have been reported had the Inergy Propane Acquisition been completed as of or for the periods presented, nor are they necessarily indicative of future results.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 24, 2012 (*)

(in thousands)

	Historical Suburban Propane Partners, L.P. (2)	Historical Inergy Propane, LLC (3)	Elimination of Assets Not Acquired and Liabilities Not Assumed (4)	Reclassifications (5)	Financing Activities	Other Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$96,202	$11,800	$(1,248)	$—	$11,150	$—	(6)	$117,904
Accounts receivable, less allowance for doubtful accounts	106,843	161,200	(80,138)			—		187,905
Inventories	67,287	88,300	(46,896)			—		108,691
Assets from price risk management activities	—	14,100	(14,100)			—		—
Other current assets	12,199	10,000	(8,050)		3,750	—	(7)	17,899

Total current assets	282,531	285,400	(150,432)	—	14,900	—		432,399
Property, plant and equipment, net	330,452	658,200	(185,817)			141,715	(8)	944,550
Other intangible assets, net	14,582	306,600	(4,646)			78,595	(9)	395,131
Receivable from Inergy Midstream, L.P.	—	300	(300)			—		—
Goodwill	277,651	336,500	(379)			386,169	(10)	999,941
Other assets	26,262	2,000	(1,463)		14,850	—	(11)	41,649

Total assets	$931,478	$1,589,000	$(343,037)	$—	$29,750	$606,479		$2,813,670

LIABILITIES AND PARTNERS’ CAPITAL/ MEMBER’S EQUITY
Current liabilities:
Accounts payable	$34,208	$114,100	$(113,509)	$(566)	$—	$—		$34,233
Accrued employment and benefit costs	14,832	—	—	2,607		—		17,439
Customer deposits and advances	34,968	26,800	—	4,046		—		65,814
Short term borrowings and current portion of long-term borrowings	—	4,200	(97)	(4,103)	250,000	—	(12)	250,000
Liabilities from price risk management activities	—	5,100	(5,100)			—		—
Other current liabilities	27,241	28,800	(18,473)	(1,984)		—		35,584

Total current liabilities	111,249	179,000	(137,179)	—	250,000	—		403,070
Long-term borrowings	348,277	12,500	(1,879)	(10,621)	995,500	—	(13)	1,343,777
Accrued insurance	41,218	—	—			—		41,218
Other liabilities	54,501	14,100	(14,100)	10,621		—		65,122

Total liabilities	555,245	205,600	(153,158)	—	1,245,500	—		1,853,187

Partners’ capital/member’s equity	376,233	1,383,400			584,250	(1,383,400	)(14)	960,483

Total liabilities and partners’ capital/member’s equity	$931,478	$1,589,000	$(153,158)	$—	$1,829,750	$(1,383,400)		$2,813,670

(*)	Suburban Propane Partners, L.P. uses a 52/53 week fiscal year which ends on the last Saturday in September and its fiscal quarters are generally 13 weeks in duration. Inergy Propane, LLC uses a fiscal year end which ends on September 30. Accordingly, the second fiscal quarter ended on March 24, 2012 for Suburban and March 31, 2012 for Inergy Propane.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED MARCH 24, 2012 (*)

(in thousands, except per unit amounts)

	Historical Suburban Propane Partners, L.P. (2)	Historical Inergy Propane, LLC (3)	Elimination of Assets Not Acquired and Liabilities Not Assumed (4)	Reclassifications (5)	Financing Activities	Other Pro Forma Adjustments		Pro Forma Combined
Revenues
Propane	$524,115	$928,600	$(423,046)	$—	$—	$—		$1,029,669
Fuel oil and other refined fuels	74,729	—	—	77,372		—		152,101
Other	58,668	291,700	(179,614)	(77,372)		—		93,382

	657,512	1,220,300	(602,660)	—	—	—		1,275,152
Costs and expenses
Cost of products sold	391,975	930,100	(562,228)			—		759,847
Operating and administrative expenses	163,688	146,400	(20,028)			—		290,060
Loss on disposal of assets	—	3,600	2			—		3,602
Depreciation and amortization	15,434	57,400	(21,872)			9,983	(15)	60,945

	571,097	1,137,500	(604,126)	—	—	9,983		1,114,454

Operating income	86,415	82,800	1,466	—	—	(9,983)		160,698
Loss on debt extinguishment	(507)	—	—			—		(507)
Interest expense, net	(13,263)	(600)	34		(42,231)	—	(16)	(56,060)
Other income	—	1,400	(1,293)			—		107

Income before (benefit from) provision for income taxes	72,645	83,600	207	—	(42,231)	(9,983)		104,238
(Benefit from) provision for income taxes	(160)	—	(43)			—		(203)

Net income (loss)	$72,805	$83,600	$250	$—	$(42,231)	$(9,983)		$104,441

Income per Common Unit — basic	$2.05							$2.11

Weighted average number of units outstanding — basic	35,588					13,893	(14)	49,481

Income per Common Unit — diluted	$2.03							$2.10

Weighted average number of units outstanding — diluted	35,808					13,893	(14)	49,701

(*)	Suburban Propane Partners, L.P. uses a 52/53 week fiscal year which ends on the last Saturday in September and its fiscal quarters are generally 13 weeks in duration. Inergy Propane, LLC uses a fiscal year end which ends on September 30. Accordingly, the second fiscal quarter ended on March 24, 2012 for Suburban and March 31, 2012 for Inergy Propane.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 24, 2011 (*)

(in thousands, except per unit amounts)

	Historical Suburban Propane Partners, L.P. (2)	Historical Inergy Propane, LLC (3)	Elimination of Assets Not Acquired and Liabilities Not Assumed (4)	Reclassifications (5)	Financing Activities	Other Pro Forma Adjustments		Pro Forma Combined
Revenues
Propane	$929,492	$1,461,900	$(602,294)	$—	$—	$—		$1,789,098
Fuel oil and other refined fuels	139,572	—	—	128,300		—		267,872
Other	121,488	486,800	(294,082)	(128,300)		—		185,906

	1,190,552	1,948,700	(896,376)	—	—	—		2,242,876
Costs and expenses
Cost of products sold	678,719	1,424,100	(822,250)			—		1,280,569
Operating and administrative expenses	330,977	285,800	(28,713)			—		588,064
Severance charge	2,000	—	—			—		2,000
Loss on disposal of assets	—	10,800	113			—		10,913
Depreciation and amortization	35,628	117,200	(42,700)			18,809	(15)	128,937

	1,047,324	1,837,900	(893,550)	—	—	18,809		2,010,483

Operating income	143,228	110,800	(2,826)	—	—	(18,809)		232,393
Interest expense, net	(27,378)	(1,500)	100		(84,462)	—	(16)	(113,240)
Other income	—	200	—			—		200

Income before provision for income taxes	115,850	109,500	(2,726)	—	(84,462)	(18,809)		119,353
Provision for income taxes	884	500	(100)			—		1,284

Net income (loss)	$114,966	$109,000	$(2,626)	$—	$(84,462)	$(18,809)		$118,069

Income per Common Unit — basic	$3.24							$2.39

Weighted average number of units outstanding — basic	35,525					13,893	(14)	49,418

Income per Common Unit — diluted	$3.22							$2.38

Weighted average number of units outstanding — diluted	35,723					13,893	(14)	49,616

(*)	Suburban Propane Partners, L.P. uses a 52/53 week fiscal year which ends on the last Saturday in September and its fiscal quarters are generally 13 weeks in duration. Inergy Propane, LLC uses a fiscal year end which ends on September 30. Accordingly, the second fiscal quarter ended on March 24, 2012 for Suburban and March 31, 2012 for Inergy Propane.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in thousands of dollars, except per unit data)

Note 1. The unaudited pro forma condensed combined financial information was prepared based on the preliminary valuation of the purchase price of $1,800,000 and allocation to the identifiable assets acquired and liabilities assumed based on a preliminary estimate of their fair values. The purchase price was determined and allocated for accounting purposes as follows:

Consideration:
Cash consideration to Inergy noteholders pursuant to the Exchange Offers	$200,000
Cash consideration to Inergy noteholders for consent fees pursuant to the Exchange Offers	4,500
SPH Notes issued to Inergy noteholders, net of the consent fees	995,500
Suburban common units issued to Inergy	600,000

$1,800,000

Preliminary purchase price allocation:
Current assets	$134,968
Property, plant and equipment	614,098
Other intangible assets	380,549
Goodwill	722,290
Other assets	537
Current liabilities	(41,821)
Non-current liabilities	(10,621)

$1,800,000

Pursuant to the Contribution Agreement, the purchase price is subject to adjustment for working capital and certain liabilities of Inergy Propane that are being assumed by Suburban in the Inergy Propane Acquisition. These liabilities consist primarily of non-interest bearing obligations due under non-competition agreements between Inergy Propane and the sellers of retail propane companies acquired by Inergy Propane in the past, as well as certain other accrued liabilities. The actual amounts of these adjustments will depend on the fair value of the working capital and the fair value of the assumed liabilities on the closing date of the Inergy Propane Acquisition.

In addition, on the closing date of the Inergy Propane Acquisition, Inergy will provide Suburban with cash in an amount equal to the amount of accrued and unpaid interest on the Inergy Notes through the closing date of the Inergy Propane Acquisition, which Suburban will distribute to the Inergy noteholders participating in the Exchange Offers on the Acquisition Closing Date.

Note 2. Represents the historical consolidated results of operations and financial position of Suburban.

Note 3. Represents the historical consolidated results of operations and financial position of Inergy Propane, LLC.

Note 4. Reflects the elimination of the historical consolidated results of operations, assets and liabilities of Inergy Propane not to be acquired by Suburban.

Note 5. Reflects reclassifications of amounts included on Inergy Propane’s financial statements to conform to Suburban’s presentation.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in thousands of dollars, except per unit data)

Note 6. Reflects pro forma adjustments to cash and cash equivalents as follows:

Gross proceeds from borrowings under 364-Day Facility	$250,000
Cash payments to Inergy noteholders pursuant to the Exchange Offers	(200,000)
Cash payments to Inergy noteholders for consent fees pursuant to the Exchange Offers	(4,500)
Payment of debt origination costs	(18,600)
Payment of acquisition related costs	(15,750)

$11,150

Note 7. Reflects pro forma adjustments to record estimated debt issuance costs in conjunction with the 364-Day Facility.

Note 8. Reflects pro forma adjustments to record property, plant and equipment at estimated fair value as follows:

To record estimated fair value of Inergy Propane property, plant and equipment	$614,098
Eliminate historical net book value of Inergy Propane property, plant and equipment	(472,383)

$141,715

Note 9. Reflects pro forma adjustments to record other intangible assets at estimated fair value as follows:

Allocation of purchase price to customer relationships	$363,000
Allocation of purchase price to tradenames	2,200
Allocation of purchase price to non-competes	15,349
Eliminate historical cost of Inergy Propane’s other intangible assets	(301,954)

$78,595

Note 10. Reflects pro forma adjustments to remove Inergy Propane’s historical goodwill of $336,121 and to record goodwill of $722,290 representing the excess of the net purchase price over the preliminary fair values of the net assets acquired and liabilities assumed. Such goodwill principally comprises buyer-specific synergies and assembled workforce.

Note 11. Reflects pro forma adjustments to record estimated debt issuance costs in conjunction with the issuance of $1,000,000 in aggregate principal amount of SPH Notes.

Note 12. Reflects borrowings under the 364-Day Facility.

Note 13. Reflects the issuance of $1,000,000 in aggregate principal amount of SPH Notes, net of discount. The discount reflects the cash consent payment of $3.75 per each $1,000 principal amount of Inergy Notes, of which there is $1,200,000 aggregate principal amount outstanding to be paid by Suburban to Inergy noteholders that deliver a valid consent in connection with the consent solicitations.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in thousands of dollars, except per unit data)

Note 14. Reflects total pro forma adjustments to partners’ capital accounts as follows:

	Suburban Common Units	Suburban Common Unitholders / Member’s Equity
	(in thousands)
Elimination of historical Inergy Propane member’s capital		$(1,383,400)
Issuance of Suburban common units to Inergy and Inergy Sales pursuant to the Contribution Agreement	13,893	600,000
Acquisition related costs		(15,750)

	13,893	$(799,150)

In accordance with the Contribution Agreement, the number of Suburban common units to be issued to Inergy and Inergy Sales in the aggregate is determined by dividing $600,000 by the average of the high and low sales prices of Suburban’s common units for the twenty consecutive trading days ending on the day prior to the execution of the Contribution Agreement, which was determined to be $43.1885 per unit resulting in 13,893 common units to be issued.

The fair value of the Suburban common units to be issued to Inergy and Inergy Sales on the closing date of the Inergy Propane Acquisition will be used for the final purchase price allocation for the Inergy Propane Acquisition, which may be different than the $600,000 reflected in the preliminary purchase price allocation and pro forma adjustment above. If the fair value of Suburban’s common units on the closing date of the Inergy Propane Acquisition is 10% higher or lower than the preliminary fair value used for the preliminary valuation of the total purchase price of the Inergy Propane Acquisition, goodwill will increase (if higher) or decrease (if lower) by $60,000 in the final purchase price allocation.

Note 15. Reflects pro forma adjustments to depreciation and amortization expense as follows:

	For the Six Months Ended March 24, 2012	For the Year Ended September 24, 2011
Eliminate historical depreciation and amortization expense of Inergy Propane	$(35,528)	$(74,500)
Depreciation and amortization expense reflecting preliminary allocation of the purchase price:
Depreciation expense on allocated property, plant and equipment (5 to 40 years)	25,551	53,389
Amortization expense of customer list intangibles (10 years)	18,150	36,300
Amortization expense of non-compete agreement intangibles (5 years)	1,535	550
Amortization expense of tradename intangibles (4 years)	275	3,070

	$9,983	$18,809

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in thousands of dollars, except per unit data)

Note 16. Reflects pro forma adjustments to interest expense as follows:

	For the Six Months Ended March 24, 2012	For the Year Ended September 24, 2011
Interest on SPH Notes	$34,688	$69,375
Interest on borrowings under the 364-Day Facility	4,375	8,750
Amortization of discount on SPH Notes	300	601
Amortization of debt issuance costs	2,868	5,736

	$42,231	$84,462

Borrowing under the 364-Day Facility bears interest at prevailing interest rates based upon 3-month LIBOR, which was approximately 0.5% as of March 24, 2012, plus 300 basis points. Accordingly, interest expense on borrowing of $250,000 for the full term of the 364-Day facility would approximate $8,750 using an interest rate of 3.5%. If the 3-month LIBOR increased or decreased by 12.5 basis points from the rate as of March 24, 2012, interest expense would increase or decrease by $313.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus, as well as the information presented under “Selected Consolidated Historical Financial and Other Data of Suburban.”

Executive Overview

The following are factors that regularly affect our operating results and financial condition. In addition, our business is subject to the risks and uncertainties set forth in “Risk Factors.”

Product Costs and Supply

The level of profitability in our retail propane, fuel oil, natural gas and electricity businesses is largely dependent on the difference between retail sales price and product cost. The unit cost of our products, particularly propane, fuel oil and natural gas, is subject to volatility as a result of supply and demand dynamics or other market conditions, including, but not limited to, economic and political factors impacting crude oil and natural gas supply or pricing. We enter into product supply contracts that are generally one-year agreements subject to annual renewal, and also purchase product on the open market. We attempt to reduce price risk by pricing product on a short-term basis. Our propane supply contracts typically provide for pricing based upon index formulas using the posted prices established at major supply points such as Mont Belvieu, Texas, or Conway, Kansas (plus transportation costs) at the time of delivery.

To supplement our annual purchase requirements, we may utilize forward fixed price purchase contracts to acquire a portion of the propane that we resell to our customers, which allows us to manage our exposure to unfavorable changes in commodity prices and to assure adequate physical supply. The percentage of contract purchases, and the amount of supply contracted for under forward contracts at fixed prices, will vary from year to year based on market conditions.

Product cost changes can occur rapidly over a short period of time and can impact profitability. There is no assurance that we will be able to pass on product cost increases fully or immediately, particularly when product costs increase rapidly. Therefore, average retail sales prices can vary significantly from year to year as product costs fluctuate with propane, fuel oil, crude oil and natural gas commodity market conditions. In addition, in periods of sustained higher commodity prices, retail sales volumes can be negatively impacted by customer conservation efforts.

Seasonality

The retail propane and fuel oil distribution businesses, as well as the natural gas marketing business, are seasonal because these fuels are primarily used for heating in residential and commercial buildings. Historically, approximately two-thirds of our retail propane volume is sold during the six-month peak heating season from October through March. The fuel oil business tends to experience greater seasonality given its more limited use for space heating and approximately three-fourths of our fuel oil volumes are sold between October and March. Consequently, sales and operating profits are concentrated in our first and second fiscal quarters. Cash flows from operations, therefore, are greatest during the second and third fiscal quarters when customers pay for product purchased during the winter heating season. We expect lower operating profits and either net losses or lower net income during the period from April through September (our third and fourth fiscal quarters). To the extent necessary, we will reserve cash from the second and third quarters for distribution to holders of our common units in the fourth quarter and following fiscal year first quarter.

Weather

Weather conditions have a significant impact on the demand for our products, in particular propane, fuel oil and natural gas, for both heating and agricultural purposes. Many of our customers rely heavily on propane, fuel oil or natural gas as a heating source. Accordingly, the volume sold is directly affected by the severity of the winter weather in our service areas, which can vary substantially from year to year. In any given area, sustained warmer than normal temperatures will tend to result in reduced propane, fuel oil and natural gas consumption, while sustained colder than normal temperatures will tend to result in greater consumption. We experienced unseasonably warmer than normal temperatures throughout most of our service territories during the fiscal 2012 heating season, including some of the warmest temperatures on record, which resulted in significantly reduced customer consumption and therefore, lower volumes sold compared to the fiscal 2011 heating season.

Hedging and Risk Management Activities

We engage in hedging and risk management activities to reduce the effect of price volatility on our product costs and to ensure the availability of product during periods of short supply. We enter into propane forward and option agreements with third parties, and use fuel oil and crude oil futures and option contracts traded on the New York Mercantile Exchange (“NYMEX”) to purchase and sell propane, fuel oil and crude oil at fixed prices in the future. The majority of the futures, forward and option agreements are used to hedge price risk associated with our propane and fuel oil physical inventory, as well as, in certain instances, forecasted purchases of propane or fuel oil. Forward contracts are generally settled physically at the expiration of the contract whereas futures and option contracts are generally settled in cash at the expiration of the contract. Although we use derivative instruments to reduce the effect of price volatility associated with priced physical inventory and forecasted transactions, we do not use derivative instruments for speculative trading purposes. Risk management activities are monitored by an internal Commodity Risk Management Committee, made up of five members of management and reporting to our Audit Committee, through enforcement of our Hedging and Risk Management Policy.

Critical Accounting Policies and Estimates

Our significant accounting policies are summarized in Note 2, “Summary of Significant Accounting Policies,” included within the Notes to Consolidated Financial Statements section elsewhere in this prospectus.

Certain amounts included in or affecting our consolidated financial statements and related disclosures must be estimated, requiring management to make certain assumptions with respect to values or conditions that cannot be known with certainty at the time the financial statements are prepared. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We are also subject to risks and uncertainties that may cause actual results to differ from estimated results. Estimates are used when accounting for self-insurance and litigation reserves, pension and other post-retirement benefit liabilities and costs, valuation of derivative instruments, asset valuation assessments, depreciation and amortization of long-lived assets, asset impairment assessments, tax valuation allowances, and allowances for doubtful accounts. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any effects on our financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known to us. Management has reviewed these critical accounting estimates and related disclosures with the audit committee of our Board of Supervisors (the “Audit Committee”). We believe that the following are our critical accounting estimates:

Allowances for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We estimate our allowances for doubtful accounts using a specific reserve for known or anticipated uncollectible accounts, as well as an estimated reserve for potential future uncollectible accounts taking into consideration our historical write-offs. If the financial condition of one or more of our customers were to deteriorate resulting in an impairment in their ability to make payments, additional allowances could be required. As a result of our large customer base, which is comprised of approximately 750,000 customers, no individual customer account is material. Therefore, while some variation to actual results occurs, historically such variability has not been material. Schedule II, Valuation and Qualifying Accounts, provides a summary of the changes in our allowances for doubtful accounts during the period.

Pension and Other Postretirement Benefits. We estimate the rate of return on plan assets, the discount rate used to estimate the present value of future benefit obligations and the expected cost of future health care benefits in determining our annual pension and other postretirement benefit costs. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in market conditions may materially affect our pension and other postretirement benefit obligations and our future expense. See “—Liquidity and Capital Resources—Pension Plan Assets and Obligations” below for additional disclosure regarding pension benefits.

With other assumptions held constant, an increase or decrease of 100 basis points in the discount rate would have an immaterial impact on net pension and postretirement benefit costs.

Self-Insurance Reserves. Our accrued self-insurance reserves represent the estimated costs of known and anticipated or unasserted claims under our general and product, workers’ compensation and automobile insurance policies. Accrued insurance provisions for unasserted claims arising from unreported incidents are based on an analysis of historical claims data. For each unasserted claim, we record a self-insurance provision up to the estimated amount of the probable claim utilizing actuarially determined loss development factors applied to actual claims data. Our self-insurance provisions are susceptible to change to the extent that actual claims development differs from historical claims development. We maintain insurance coverage wherein our net exposure for insured claims is limited to the insurance deductible, claims above which are paid by our insurance carriers. For the portion of our estimated self-insurance liability that exceeds our deductibles, we record an asset related to the amount of the liability expected to be paid by the insurance companies. Historically, we have not experienced significant variability in our actuarial estimates for claims incurred but not reported. Accrued insurance provisions for reported claims are reviewed at least quarterly, and our assessment of whether a loss is probable and/or reasonably estimable is updated as necessary. Due to the inherently uncertain nature of, in particular, product liability claims, the ultimate loss may differ materially from our estimates. However, because of the nature of our insurance arrangements, those material variations historically have not, nor are they expected in the future to have, a material impact on our results of operations or financial position.

Loss Contingencies. In the normal course of business, we are involved in various claims and legal proceedings. We record a liability for such matters when it is probable that a loss has been incurred and the amounts can be reasonably estimated. The liability includes probable and estimable legal costs to the point in the legal matter where we believe a conclusion to the matter will be reached. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued.

Results of Operations

The following information presented as of and for the six months ended March 24, 2012 and March 26, 2011 was prepared by management and is unaudited and was derived from our unaudited consolidated financial statements and accompanying notes which are included in this prospectus. In the opinion of management, all adjustments necessary for a fair statement of our financial position and operating results for such periods and as of such dates have been included.

The following information presented as of and for the years ended September 24, 2011, September 25, 2010 and September 26, 2009 was derived from our audited consolidated financial statements and accompanying notes which are included in this prospectus.

Six Months Ended March 24, 2012 Compared to Six Months Ended March 26, 2011

Revenues

	Six Months Ended			Percent (Decrease)
(Dollars in thousands)	March 24, 2012	March 26, 2011	(Decrease)
Revenues
Propane	$524,115	$617,710	$(93,595)	(15.2%)
Fuel oil and refined fuels	74,729	101,920	(27,191)	(26.7%)
Natural gas and electricity	39,759	51,657	(11,898)	(23.0%)
All other	18,909	21,122	(2,213)	(10.5%)

Total revenues	$657,512	$792,409	$(134,897)	(17.0%)

Total revenues decreased $134.9 million, or 17.0%, to $657.5 million for the first six months of fiscal 2012 compared to $792.4 million for the first six months of the prior year due to lower volumes sold, partially offset by higher average selling prices associated with higher product costs. The decline in sales volumes was primarily due to the unfavorable impact of significantly warmer average temperatures during the first six months of fiscal 2012 compared to the first six months of the prior year, coupled with the negative impact of customer conservation efforts attributable to the high commodity price environment and ongoing sluggish economic conditions. Average temperatures across our service territories for the first six months of fiscal 2012 were 14% warmer than normal and the first six months of the prior year. Record warm temperatures were experienced throughout much of the northeast and significantly warmer than normal temperatures were reported throughout the east coast. Average temperatures in the northeast and southeast regions for the six months of fiscal 2012 were 20% and 27%, respectively, warmer than the first six months of the prior year.

Revenues from the distribution of propane and related activities of $524.1 million for the first six months of fiscal 2012 decreased $93.6 million, or 15.2%, compared to $617.7 million for the first six months of the prior year, primarily due to lower volumes sold, partially offset by higher average selling prices associated with higher wholesale product costs. Retail propane gallons sold in the first six months of fiscal 2012 decreased 36.1 million gallons, or 18.0%, to 164.2 million gallons from 200.3 million gallons in the first six months of the prior year. The volume decline was more pronounced within our residential customer base as the impact of weather has a greater effect on our residential customer’s propane consumption since the primary use of propane during the winter is for space heating. Average propane selling prices for the first six months of fiscal 2012 increased 3.0% compared to the first six months of the prior year due to higher product costs. Included within the propane segment are revenues from other propane activities of $41.2 million for the first six months of fiscal 2012, which decreased $4.7 million compared to the first six months of the prior year.

Revenues from the distribution of fuel oil and refined fuels of $74.7 million for the first six months of fiscal 2012 decreased $27.2 million, or 26.7%, from $101.9 million in the first six months of the prior year, primarily due to lower volumes sold, partially offset by higher average selling prices associated with higher wholesale product costs. Fuel oil and refined fuels gallons sold in the first six months of fiscal 2012 decreased 9.3 million gallons, or 33.7%, to 18.3 million gallons from 27.6 million gallons in the first six months of the prior year. Average selling prices in our fuel oil and refined fuels segment in the first six months of fiscal 2012 increased 10.7% compared to the first six months of the prior year due to higher product costs.

Revenues in our natural gas and electricity segment decreased $11.9 million, or 23.0%, to $39.8 million in the first six months of fiscal 2012 compared to $51.7 million in the first six months of the prior year as a result of lower natural gas and electricity volumes sold, which was primarily attributable to the unseasonably warm weather in the northeast, discussed above.

Cost of Products Sold

	Six Months Ended			Percent Increase/ (Decrease)
(Dollars in thousands)	March 24, 2012	March 26, 2011	Increase/ (Decrease)
Cost of products sold
Propane	$300,507	$331,887	$(31,380)	(9.5%)
Fuel oil and refined fuels	58,152	71,477	(13,325)	(18.6%)
Natural gas and electricity	27,508	37,634	(10,126)	(26.9%)
All other	5,808	5,338	470	8.8%

Total cost of products sold	$391,975	$446,336	$(54,361)	(12.2%)

As a percent of total revenues	59.6%	56.3%

The cost of products sold reported in the condensed consolidated statements of operations represents the weighted average unit cost of propane and fuel oil and refined fuels sold, including transportation costs to deliver product from our supply points to storage or to our customer service centers. Cost of products sold also includes the cost of natural gas and electricity, as well as the cost of appliances and related parts sold or installed by our customer service centers computed on a basis that approximates the average cost of the products. Unrealized (non-cash) gains or losses from changes in the fair value of derivative instruments that are not designated as cash flow hedges are recorded in each quarterly reporting period within cost of products sold. Cost of products sold is reported exclusive of any depreciation and amortization; these amounts are reported separately within the condensed consolidated statements of operations.

Given the retail nature of our operations, we maintain a certain level of priced physical inventory to ensure our field operations have adequate supply commensurate with the time of year. Our strategy has been, and will continue to be, to keep our physical inventory priced relatively close to market for our field operations. Consistent with past practices, we principally utilize futures and/or options contracts traded on the NYMEX to mitigate the price risk associated with our priced physical inventory. Under this risk management strategy, realized gains or losses on futures or options contracts, which are reported in cost of products sold, will typically offset losses or gains on the physical inventory once the product is sold (which may or may not occur in the same accounting period). We do not use futures or options contracts, or other derivative instruments, for speculative trading purposes.

Average posted prices for propane and fuel oil for the first six months of fiscal 2012 were 1.7% and 18.6%, respectively, higher than the first six months of the prior year. Total cost of products sold decreased $54.4 million, or 12.2%, to $392.0 million in the first six months of fiscal 2012 compared to $446.4 million in the first six months of the prior year due to lower volumes sold, partially offset by higher average product costs. The net change in the fair value of derivative instruments during the period resulted in a $1.0 million unrealized (non-cash) loss reported in cost of products sold in the first six months of fiscal 2012, and an unrealized (non-cash) gain of $2.6 million in the first six months of fiscal 2011, resulting in an increase of $3.6 million in cost of products sold in the first six months of fiscal 2012 compared to the first six months of the prior year ($2.0 million and $1.6 million increase in cost of products sold reported in the propane segment and fuel oil and refined fuels segment, respectively).

Cost of products sold associated with the distribution of propane and related activities of $300.5 million for the first six months of fiscal 2012 decreased $31.4 million, or 9.5%, compared to the first six months of the prior year. Lower propane volumes sold resulted in a decrease of $55.4 million in cost of products sold during the first six months of fiscal 2012 compared to the first six months of the prior year. The impact of the decrease in volumes sold was partially offset by higher average propane costs, which resulted in a $23.0 million increase in cost of products sold during the first six months of fiscal 2012 compared to the first six months of the prior year. Cost of products sold from other propane activities decreased $1.0 million in the first six months of fiscal 2012 compared to the first six months of the prior year.

Cost of products sold associated with our fuel oil and refined fuels segment of $58.2 million for the first six months of fiscal 2012 decreased $13.3 million, or 18.6%, compared to the first six months of the prior year. Lower fuel oil and refined fuels volumes sold resulted in a decrease of $22.7 million in cost of products sold during the first six months of fiscal 2012 compared to the first six months of the prior year. The impact of the decrease in volumes sold was partially offset by higher average fuel oil and refined fuels costs, which resulted in a $7.8 million increase in cost of products sold during the first six months of fiscal 2012 compared to the first six months of the prior year.

Cost of products sold in our natural gas and electricity segment of $27.5 million for the first six months of fiscal 2012 decreased $10.1 million, or 26.9%, compared to the first six months of the prior year, primarily due to lower natural gas and electricity volumes sold.

For the first six months of fiscal 2012, total cost of products sold as a percent of total revenues increased 3.3 percentage points to 59.6% from 56.3% in the first six months of the prior year. The increase in cost of products sold as a percentage of revenues was primarily attributable to sales volume mix as the more weather-sensitive higher margin residential customer base was the primary contributor to lower volumes sold. In addition, wholesale product costs increased at a faster rate than average selling prices in the first six months of fiscal 2012 compared to the first six months of the prior year. Given the competitive nature of the propane and fuel oil businesses and the poor economic conditions, we were limited in our ability to pass along the rise in wholesale product costs to the end user.

Operating Expenses

	Six Months Ended
(Dollars in thousands)	March 24, 2012	March 26, 2011	(Decrease)	Percent (Decrease)
Operating expenses	$137,235	$145,084	$(7,849)	(5.4%)
As a percent of total revenues	20.9%	18.3%

All costs of operating our retail distribution and appliance sales and service operations are reported within operating expenses in the condensed consolidated statements of operations. These operating expenses include the compensation and benefits of field and direct operating support personnel, costs of operating and maintaining our vehicle fleet, overhead and other costs of our purchasing, training and safety departments and other direct and indirect costs of operating our customer service centers.

Operating expenses of $137.2 million for the first six months of fiscal 2012 decreased approximately $7.8 million, or 5.4%, compared to $145.1 million in the first six months of the prior year as a result of lower payroll and benefit related expenses resulting from a lower headcount and operating efficiencies, as well as lower insurance costs and bad debt expense. These savings were partially offset by an increase in fuel costs for operating our fleet.

General and Administrative Expenses

	Six Months Ended
(Dollars in thousands)	March 24, 2012	March 26, 2011	Increase	Percent Increase
General and administrative expenses	$26,453	$24,781	$1,672	6.7%
As a percent of total revenues	4.0%	3.1%

All costs of our back office support functions, including compensation and benefits for executives and other support functions, as well as other costs and expenses to maintain finance and accounting, treasury, legal, human resources, corporate development and the information systems functions are reported within general and administrative expenses in the condensed consolidated statements of operations.

General and administrative expenses of $26.5 million for the first six months of fiscal 2012 increased approximately $1.7 million compared to $24.8 million in the first six months of the prior year. General and administrative expenses for the first six months of fiscal 2012 included a $2.1 million non-cash charge from a loss on disposal of an asset used in our natural gas and electricity business. This $2.1 million non-cash charge was excluded from our calculation of Adjusted EBITDA for the six months ended March 24, 2012, below. General and administrative expenses for the first six months of fiscal 2011 included a $2.5 million gain on sale of assets. Excluding the impact of these items, general and administrative expenses decreased $2.9 million primarily due to lower variable compensation associated with lower earnings.

Severance Charges

During the first six months of fiscal 2011 we recorded severance charges of $2.0 million related to the realignment of our regional operating footprint in response to the persistent and foreseeable challenges affecting the industry as a whole. The steps taken were made possible as a result of our technology infrastructure and the talent within the organization.

Depreciation and Amortization

	Six Months Ended
(Dollars in thousands)	March 24, 2012	March 26, 2011	(Decrease)	Percent (Decrease)
Depreciation and amortization	$15,434	$16,634	$(1,200)	(7.2%)
As a percent of total revenues	2.3%	2.1%

Depreciation and amortization expense of $15.4 million for the first six months of fiscal 2012 decreased $1.2 million compared to $16.6 million in the first six months of the prior year, primarily as a result of accelerated depreciation expense recorded in the prior year period for vehicles taken out of service.

Interest Expense, net

	Six Months Ended
(Dollars in thousands)	March 24, 2012	March 26, 2011	(Decrease)	Percent (Decrease)
Interest expense, net	$13,263	$13,665	$(402)	(2.9%)
As a percent of total revenues	2.0%	1.7%

Net interest expense of $13.3 million for the first six months of fiscal 2012 decreased $0.4 million compared to $13.7 million in the first six months of the prior year, primarily due to a decrease in the interest rate on borrowings under our revolving credit facility as a result of the amendment to the credit agreement that was executed on January 5, 2012. See Liquidity and Capital Resources below for additional discussion on the amendment to the credit agreement.

Loss on Debt Extinguishment

In connection with the execution of the amendment of our credit agreement, we recognized a non-cash charge of $0.5 million to write-off a portion of unamortized debt origination costs during the first six months of fiscal 2012. See Liquidity and Capital Resources below for additional discussion on the amendment to the credit agreement.

Net Income and EBITDA

Net income for the first six months of fiscal 2012 amounted to $72.8 million, or $2.05 per common unit, compared to net income of $143.4 million, or $4.04 per common unit, in the first six months of the prior year. EBITDA for the first six months of fiscal 2012 and 2011 amounted to $101.3 million and $174.2 million, respectively. Adjusted EBITDA for the first six months of fiscal 2012 and 2011 amounted to $105.0 million and $173.7 million, respectively.

EBITDA represents income before deducting interest expense, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA excluding the unrealized net gain or loss on mark-to-market activity for derivative instruments, loss on debt extinguishment, loss on asset disposal and severance charges. Our management uses EBITDA as a measure of liquidity and we disclose it because we believe that it provides our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. In addition, certain of our incentive compensation plans covering executives and other employees utilize Adjusted EBITDA as the performance target. Moreover, our revolving credit agreement requires us to use Adjusted EBITDA as a component in calculating our leverage and interest coverage ratios. EBITDA and Adjusted EBITDA are not recognized terms under US GAAP and should not be considered as an alternative to net income or net cash provided by operating activities determined in accordance with US GAAP. Because EBITDA and Adjusted EBITDA as determined by us excludes some, but not all, items that affect net income, they may not be comparable to EBITDA and Adjusted EBITDA or similarly titled measures used by other companies.

The following table sets forth (i) our calculations of EBITDA and Adjusted EBITDA and (ii) a reconciliation of Adjusted EBITDA, as so calculated, to our net cash provided by operating activities:

	Six Months Ended
(Dollars in thousands)	March 24, 2012	March 26, 2011
Net income	$72,805	$143,445
Add:
Provision for income taxes	(160)	464
Interest expense, net	13,263	13,665
Depreciation and amortization	15,434	16,634

EBITDA	101,342	174,208
Unrealized (non-cash) (gains) losses on changes in fair value of derivatives	1,048	(2,550)
Loss on debt extinguishment	507	—
Loss on asset disposal	2,078	—
Severance charges	—	2,000

Adjusted EBITDA	104,975	173,658
Add (subtract):
Provision for income taxes	160	(464)
Interest expense, net	(13,263)	(13,665)
Unrealized (non-cash) gains (losses) on changes in fair value of derivatives	(1,048)	2,550
Severance charges	—	(2,000)
Compensation cost recognized under Restricted Unit Plans	2,350	2,399
(Gain) on disposal of property, plant and equipment, net	(211)	(2,911)
Changes in working capital and other assets and liabilities	(75,915)	(109,729)

Net cash provided by operating activities	$17,048	$49,838

Comparison of the Three Years Ended September 24, 2011, September 25, 2010 and September 26, 2009.

Fiscal Year 2011 Compared to Fiscal Year 2010

Revenues

(Dollars in thousands)	Fiscal 2011	Fiscal 2010	Increase/ (Decrease)	Percent Increase/ (Decrease)
Revenues
Propane	$929,492	$885,459	$44,033	5.0%
Fuel oil and refined fuels	139,572	135,059	4,513	3.3%
Natural gas and electricity	84,721	77,587	7,134	9.2%
All other	36,767	38,589	(1,822)	(4.7%)

Total revenues	$1,190,552	$1,136,694	$53,858	4.7%

Total revenues increased $53.9 million, or 4.7%, to $1,190.6 million in fiscal 2011 compared to $1,136.7 million for fiscal 2010, due to higher average selling prices associated with higher product costs, partially offset by lower volumes sold. From a weather perspective, average temperatures as measured in heating degree days, as reported by NOAA, in our service territories during fiscal 2011 were 1% warmer than normal and 4% colder than the prior year.

Revenues from the distribution of propane and related activities of $929.5 million for fiscal 2011 increased $44.0 million, or 5.0%, compared to $885.5 million for fiscal 2010, primarily as a result of higher average selling prices associated with higher product costs, partially offset by lower volumes sold. Average propane selling prices in fiscal 2011 increased 8.9% compared to the prior year due to higher product costs, thereby having a positive impact on revenues. This increase was partially offset by lower retail propane gallons sold in fiscal 2011 which decreased 19.0 million gallons, or 6.0%, to 298.9 million gallons from 317.9 million gallons in the prior year. The volume decline was primarily due to customer conservation efforts attributable to the high commodity price environment and ongoing sluggish economic conditions. Additionally, included within the propane segment are revenues from other propane activities of $76.4 million in fiscal 2011, which increased $23.8 million compared to the prior year as a result of the settlement of certain contracts used for risk management purposes (see similar increase in cost of products sold).

Revenues from the distribution of fuel oil and refined fuels of $139.6 million for fiscal 2011 increased $4.5 million, or 3.3%, from $135.1 million in the prior year primarily as a result of higher average selling prices associated with higher product costs, partially offset by lower volumes sold. Average selling prices in our fuel oil and refined fuels segment in fiscal 2011 increased 20.1% compared to the prior year due to higher product costs, thereby having a positive impact on revenues. Fuel oil and refined fuels gallons sold in fiscal 2011 decreased 6.0 million gallons, or 13.8%, to 37.2 million gallons from 43.2 million gallons in the prior year. Lower volumes sold in our fuel oil and refined fuels segment were primarily attributable to our gasoline and diesel businesses and, to a lesser extent, our heating oil business.

Revenues in our natural gas and electricity segment increased $7.1 million, or 9.2%, to $84.7 million in fiscal 2011 compared to $77.6 million in the prior year as a result of higher natural gas and, to a lesser extent, electricity volumes sold, coupled with higher average selling prices associated with higher product costs.

Cost of Products Sold

(Dollars in thousands)	Fiscal 2011	Fiscal 2010	Increase/ (Decrease)	Percent Increase/ (Decrease)
Cost of products sold
Propane	$506,481	$436,825	$69,656	15.9%
Fuel oil and refined fuels	100,908	92,037	8,871	9.6%
Natural gas and electricity	61,495	57,892	3,603	6.2%
All other	9,835	11,697	(1,862)	(15.9%)

Total cost of products sold	$678,719	$598,451	$80,268	13.4%

As a percent of total revenues	57.0%	52.6%

Cost of products sold increased $80.3 million, or 13.4%, to $678.7 million in fiscal 2011 compared to $598.4 million in the prior year due to higher average product costs resulting from the increase in commodity prices, partially offset by lower volumes sold. Average posted prices for propane and fuel oil in fiscal 2011 were 26.7% and 36.6% higher, respectively, compared to the prior year. Cost of products sold in fiscal 2011 included a $1.4 million unrealized (non-cash) gain representing the net change in the fair value of derivative instruments during the period, compared to a $5.4 million unrealized (non-cash) loss in the prior year resulting in a decrease of $6.8 million in cost of products sold in fiscal 2011 compared to the prior year ($0.3 million decrease reported within the propane segment and $6.5 million decrease reported within the fuel oil and refined fuels segment).

Cost of products sold associated with the distribution of propane and related activities of $506.5 million for fiscal 2011 increased $69.7 million, or 15.9%, compared to the prior year. Higher average propane product costs resulted in an increase of $70.9 million in cost of products sold during fiscal 2011 compared to the prior year. The impact of the increase in average propane product costs was partially offset by lower propane volumes sold, which resulted in a $25.5 million decrease in cost of products sold during fiscal 2011 compared to the prior year. Cost of products sold from other propane activities increased $24.6 million in fiscal 2011 compared to the prior year.

Cost of products sold associated with our fuel oil and refined fuels segment of $100.9 million for fiscal 2011 increased $8.9 million, or 9.6%, compared to the prior year. Higher average fuel oil and refined fuel product costs resulted in an increase of $27.3 million in cost of products sold during fiscal 2011 compared to the prior year. The impact of the increase in product costs was partially offset by lower fuel oil and refined fuels volumes sold, which resulted in an $11.9 million decrease in cost of products sold in fiscal 2011 compared to the prior year.

Cost of products sold in our natural gas and electricity segment of $61.5 million for fiscal 2011 increased $3.6 million, or 6.2%, compared to the prior year primarily due to higher natural gas and, to a lesser extent, electricity volumes sold, coupled with an increase in average product costs.

Cost of products sold as a percent of total revenues for fiscal 2011 increased 4.4 percentage points to 57.0% from 52.6% in the prior year. The increase in cost of products sold as a percentage of revenues was primarily attributable to wholesale product costs rising at a faster rate than average selling prices in fiscal 2011 compared to the prior year.

Operating Expenses

(Dollars in thousands)	Fiscal 2011	Fiscal 2010	(Decrease)	Percent (Decrease)
Operating expenses	$279,329	$289,567	$(10,238)	(3.5%)
As a percent of total revenues	23.5%	25.5%

Operating expenses of $279.3 million for fiscal 2011 decreased $10.2 million, or 3.5%, compared to $289.6 million in the prior year as a result of lower variable compensation associated with lower earnings, lower payroll and benefit related expenses resulting from operating efficiencies, and lower insurance costs. These savings were partially offset by an increase in fuel costs to operate our fleet.

General and Administrative Expenses

(Dollars in thousands)	Fiscal 2011	Fiscal 2010	(Decrease)	Percent (Decrease)
General and administrative expenses	$51,648	$61,656	$(10,008)	(16.2%)
As a percent of total revenues	4.3%	5.4%

General and administrative expenses of $51.6 million for fiscal 2011 decreased $10.0 million, or 16.2%, compared to $61.6 million in the prior year primarily as a result of lower variable compensation associated with lower earnings and the impact of a $2.5 million gain on sale of assets during the second quarter of fiscal 2011, partially offset by an increase in litigation costs for uninsured legal matters.

Depreciation and Amortization

(Dollars in thousands)	Fiscal 2011	Fiscal 2010	Increase	Percent Increase
Depreciation and amortization	$35,628	$30,834	$4,794	15.5%
As a percent of total revenues	3.0%	2.7%

Depreciation and amortization expense of $35.6 million in fiscal 2011 increased $4.8 million, or 15.5%, compared to $30.8 million in the prior year primarily as a result of tangible and intangible long-lived assets acquired in business combinations in fiscal 2011 and 2010, coupled with accelerated depreciation expense of $2.9 million and $1.8 million in fiscal 2011 and fiscal 2010, respectively, for assets taken out of service.

Interest Expense, net

(Dollars in thousands)	Fiscal 2011	Fiscal 2010	(Decrease)	Percent (Decrease)
Interest expense, net	$27,378	$27,397	$(19)	(0.1%)
As a percent of total revenues	2.3%	2.4%

Net interest expense of $27.4 million in fiscal 2011 was flat compared to the prior year. See Liquidity and Capital Resources below for additional discussion on long-term borrowings.

Loss on Debt Extinguishment

On March 23, 2010, we repurchased $250.0 million aggregate principal amount of the 2013 Senior Notes through a cash tender offer. In connection with the repurchase, we recognized a loss on the extinguishment of debt of $9.5 million in the second quarter of fiscal 2010, consisting of $7.2 million for the repurchase premium and related fees, as well as the write-off of $2.3 million in unamortized debt origination costs and unamortized discount.

Net Income and Adjusted EBITDA

We reported net income of $115.0 million, or $3.24 per common unit in fiscal 2011 compared to net income of $115.3 million, or $3.26 per common unit in the prior year. Adjusted EBITDA amounted to $179.4 million in fiscal 2011, compared to $192.4 million in fiscal 2010.

Net income and EBITDA for fiscal 2011 were negatively impacted by a $2.0 million charge for severance costs associated with a realignment of our field operations, as well as a non-cash charge of $2.9 to accelerate depreciation expense on assets taken out of service. By comparison, net income and EBITDA for fiscal 2010 were negatively impacted by certain items, including: (i) a loss on debt extinguishment of $9.5 million associated with the refinancing of senior notes; (ii) a non-cash pension settlement charge of $2.8 million; and (iii) a non-cash charge of $1.8 million to accelerate depreciation expense on assets taken out of service.

Adjusted EBITDA represents EBITDA excluding the unrealized net gain or loss from mark-to-market activity for derivative instruments, loss on debt extinguishment, pension settlement charge and severance charges. Our management uses EBITDA and Adjusted EBITDA as measures of liquidity and we are including them because we believe that they provide our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. In addition, certain of our incentive compensation plans covering executives and other employees utilize Adjusted EBITDA as the performance target. Moreover, our revolving credit facility requires us to use Adjusted EBITDA as a component in calculating our leverage and interest coverage ratios. EBITDA and Adjusted EBITDA are not recognized terms under US GAAP and should not be considered as an alternative to net income or net cash provided by operating activities determined in accordance with US GAAP. Because EBITDA and Adjusted EBITDA as determined by us excludes some, but not all, items that affect net income, they may not be comparable to EBITDA and Adjusted EBITDA or similarly titled measures used by other companies.

The following table sets forth (i) our calculations of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our net cash provided by operating activities:

	Year Ended
(Dollars in thousands)	September 24, 2011	September 25, 2010
Net income	$114,966	$115,316
Add:
Provision for income taxes	884	1,182
Interest expense, net	27,378	27,397
Depreciation and amortization	35,628	30,834

EBITDA	178,856	174,729
Unrealized (non-cash) (gains) losses on changes in fair value of derivatives	(1,431)	5,400
Severance charges	2,000	—
Loss on debt extinguishment	—	9,473
Pension settlement charge	—	2,818

Adjusted EBITDA	179,425	192,420
Add (subtract):
Provision for income taxes—current	(884)	(1,182)
Interest expense, net	(27,378)	(27,397)
Unrealized (non-cash) gains (losses) on changes in fair value of derivatives	1,431	(5,400)
Severance charges	(2,000)	—
Compensation cost recognized under Restricted Unit Plans	3,922	4,005
(Gain) loss on disposal of property, plant and equipment, net	(2,772)	38
Changes in working capital and other assets and liabilities	(18,958)	(6,687)

Net cash provided by operating activities	$132,786	$155,797

Fiscal Year 2010 Compared to Fiscal Year 2009

Revenues

(Dollars in thousands)	Fiscal 2010	Fiscal 2009	Increase/ (Decrease)	Percent Increase/ (Decrease)
Revenues
Propane	$885,459	$864,012	$21,447	2.5%
Fuel oil and refined fuels	135,059	159,596	(24,537)	(15.4)%
Natural gas and electricity	77,587	76,832	755	1.0%
All other	38,589	42,714	(4,125)	(9.7)%

Total revenues	$1,136,694	$1,143,154	$(6,460)	(0.6)%

Total revenues decreased $6.5 million, or 0.6%, to $1,136.7 million for the year ended September 25, 2010 compared to $1,143.2 million for the year ended September 26, 2009, due to lower volumes, partially offset by higher average selling prices associated with higher product costs. Volumes for the fiscal 2010 were lower than the prior year due to the negative impact of adverse economic conditions, particularly on our commercial and industrial accounts, as well as the unfavorable impact of warmer average temperatures, particularly in our northeastern and western service territories, and ongoing residential customer conservation. From a weather perspective, average temperatures as measured in heating degree days, as reported by NOAA, in our service territories during fiscal 2010 were 5% warmer than normal and 4% warmer than the prior year. In our northeastern territories, which is where we have a higher concentration of residential propane customers and all of our fuel oil customers, average temperatures during fiscal 2010 were 9% warmer than both normal and the prior year. The unfavorable weather pattern occurred primarily during the peak heating months (from October through March) and therefore, contributed to the lower volumes sold.

Revenues from the distribution of propane and related activities of $885.5 million for the year ended September 25, 2010 increased $21.4 million, or 2.5%, compared to $864.0 million for the year ended September 26, 2009, primarily as a result of higher average selling prices associated with higher product costs, partially offset by lower volumes, particularly in our commercial and industrial accounts. Average propane selling prices in fiscal 2010 increased 9.8% compared to the prior year due to higher product costs, thereby having a positive impact on revenues. This increase was partially offset by lower retail propane gallons sold in fiscal 2010 which decreased 26.0 million gallons, or 7.6%, to 317.9 million gallons from 343.9 million gallons in the prior year. The volume decline was primarily attributable to lower commercial and industrial volumes resulting from adverse economic conditions, an unfavorable weather pattern and, to a lesser extent, continued residential customer conservation. Lower volumes sold in the non-residential customer base accounted for approximately 60% of the decline in propane sales volume. Additionally, included within the propane segment are revenues from wholesale and other propane activities of $52.7 million in fiscal 2010, which increased $9.3 million compared to the prior year.

Revenues from the distribution of fuel oil and refined fuels of $135.1 million for the year ended September 25, 2010 decreased $24.5 million, or 15.4%, from $159.6 million in the prior year primarily due to lower volumes, partially offset by higher average selling prices. Fuel oil and refined fuels gallons sold in fiscal 2010 decreased 14.2 million gallons, or 24.7%, to 43.2 million gallons from 57.4 million gallons in the prior year. Lower volumes in our fuel oil and refined fuels segment were attributable to the aforementioned warmer average temperatures in the northeast region, as well as the impact of ongoing residential customer conservation driven by adverse economic conditions. Average selling prices in our fuel oil and refined fuels segment in fiscal 2010 increased 12.2% compared to the prior year due to higher product costs, thereby having a positive impact on revenues.

Revenues in our natural gas and electricity segment increased $0.8 million, or 1.0%, to $77.6 million for the year ended September 25, 2010 compared to $76.8 million in the prior year as a result of higher electricity volumes, partially offset by lower natural gas volumes. Revenues in our all other businesses decreased 9.7% to $38.6 million in fiscal 2010 from $42.7 million in the prior year, primarily due to reduced installation service activities as a result of the general market decline in residential and commercial construction and other adverse economic conditions.

Cost of Products Sold

(Dollars in thousands)	Fiscal 2010	Fiscal 2009	Increase/ (Decrease)	Percent Increase/ (Decrease)
Cost of products sold
Propane	$436,825	$367,016	$69,809	19.0%
Fuel oil and refined fuels	92,037	104,634	(12,597)	(12.0)%
Natural gas and electricity	57,892	57,216	676	1.8%
All other	11,697	11,519	178	1.5%

Total cost of products sold	$598,451	$540,385	$58,066	10.7%

As a percent of total revenues	52.6%	47.3%

Cost of products sold increased $58.1 million, or 10.7%, to $598.5 million for the year ended September 25, 2010 compared to $540.4 million in the prior year due to higher average product costs and, to a lesser extent, the unfavorable impact of non-cash mark-to-market adjustments from our risk management activities in fiscal 2010 compared to the prior year, partially offset by lower volumes sold. Average posted prices for propane and fuel oil in fiscal 2010 were 46.3% and 26.1% higher, respectively, compared to the prior year. Cost of products sold in fiscal 2010 included a $5.4 million unrealized (non-cash) loss representing the net change in the fair value of derivative instruments during the period, compared to a $1.7 million unrealized (non-cash) gain in the prior year resulting in an increase of $7.1 million in cost of products sold in fiscal 2010 compared to the prior year ($1.3 million decrease reported within the propane segment and $8.4 million increase reported within the fuel oil and refined fuels segment).

Cost of products sold associated with the distribution of propane and related activities of $436.8 million for the year ended September 25, 2010 increased $69.8 million, or 19.0%, compared to the prior year. Higher propane product costs resulted in an increase of $89.2 million in cost of products sold in fiscal 2010 compared to the prior year. This increase was partially offset by lower propane volumes, which resulted in a decrease of $27.5 million in cost of products sold in fiscal 2010 compared to the prior year. Cost of products sold from wholesale and other propane activities increased $9.4 million compared to the prior year.

Cost of products sold associated with our fuel oil and refined fuels segment of $92.0 million for the year ended September 25, 2010 decreased $12.6 million, or 12.0%, compared to the prior year primarily due to lower volumes, offset to an extent by higher product costs and the unfavorable impact of non-cash mark-to-market adjustments from our risk management activities. Lower fuel oil volumes resulted in a decrease of $26.2 million in cost of products sold, and higher product costs resulted in an increase of $5.2 million in cost of products sold during fiscal 2010 compared to the prior year.

Cost of products sold in our natural gas and electricity segment of $57.9 million for the year ended September 25, 2010 increased $0.6 million, or 1.2%, compared to the prior year primarily due to higher electricity volumes, partially offset by lower natural gas volumes. Cost of products sold in our all other businesses of $11.7 million was relatively flat compared to the prior year.

For fiscal 2010, total cost of products sold as a percent of total revenues increased 5.3 percentage points to 52.6% from 47.3% in the prior year. The year-over-year increase in cost of products sold as a percentage of revenues was primarily attributable to the favorable margins reported in the prior year that were attributable to the declining commodity price environment during that period, which situation was not repeated in the current year due to the rising commodity price environment in the current year. The declining commodity price environment in the prior year favorably impacted our risk management activities in fiscal 2009, and contributed to a reduction in product costs that outpaced the decline in average selling prices. Conversely, the volatile and rising commodity price environment in the current fiscal year presented challenges in managing pricing and, as a result, average product costs increased at a faster pace than average selling prices in fiscal 2010.

Operating Expenses

(Dollars in thousands)	Fiscal 2010	Fiscal 2009	(Decrease)	Percent (Decrease)
Operating expenses	$289,567	$304,767	$(15,200)	(5.0%)
As a percent of total revenues	25.5%	26.7%

Operating expenses of $289.6 million for the year ended September 25, 2010 decreased $15.2 million, or 5.0%, compared to $304.8 million in the prior year as a result of lower variable compensation associated with lower earnings, lower payroll and benefit related expenses resulting from operating efficiencies, and lower insurance costs.

General and Administrative Expenses

(Dollars in thousands)	Fiscal 2010	Fiscal 2009	Increase	Percent Increase
General and administrative expenses	$61,656	$57,044	$4,612	8.1%
As a percent of total revenues	5.4%	5.0%

General and administrative expenses of $61.6 million for the year ended September 25, 2010 increased $4.6 million, or 8.1%, compared to $57.0 million during the prior year as savings from lower variable compensation associated with lower earnings were more than offset by an unfavorable judgment in a legal matter and an increase in accruals for uninsured legal matters, as well as higher advertising costs.

Depreciation and Amortization

(Dollars in thousands)	Fiscal 2010	Fiscal 2009	Increase	Percent Increase
Depreciation and amortization	$30,834	$30,343	$491	1.6%
As a percent of total revenues	2.7%	2.7%

Depreciation and amortization expense of $30.8 million for the year ended September 25, 2010 increased $0.5 million, or 1.6%, compared to $30.3 million in the prior year primarily as a result of accelerating depreciation expense in the third quarter of fiscal 2010 for certain assets retired.

Interest Expense, net

(Dollars in thousands)	Fiscal 2010	Fiscal 2009	(Decrease)	Percent (Decrease)
Interest expense, net	$27,397	$38,267	$(10,870)	(28.4%)
As a percent of total revenues	2.4%	3.3%

Net interest expense decreased $10.9 million, or 28.4%, to $27.4 million for the year ended September 25, 2010, compared to $38.3 million in the prior year primarily due to the reduction of $183.0 million in long-term borrowings during the second half of fiscal 2009, coupled with a lower effective interest rate for borrowings under our revolving credit facility. See “— Liquidity and Capital Resources” below for additional discussion on the reduction and changes in long-term borrowings.

Loss on Debt Extinguishment

On March 23, 2010, we repurchased $250.0 million aggregate principal amount of the 2013 Senior Notes through a cash tender offer. In connection with the repurchase, we recognized a loss on the extinguishment of debt of $9.5 million in the second quarter of fiscal 2010, consisting of $7.2 million for the repurchase premium and related fees, as well as the write-off of $2.3 million in unamortized debt origination costs and unamortized discount.

On September 9, 2009, we purchased $175.0 million aggregate principal amount of the 2013 Senior Notes through a cash tender offer. In connection with the repurchase, we recognized a loss on the extinguishment of debt of $4.6 million in the fourth quarter of fiscal 2009, consisting of $2.8 million for the tender premium and related fees, as well as the write-off of $1.8 million in unamortized debt origination costs and unamortized discount.

Net Income and Adjusted EBITDA

We reported net income of $115.3 million, or $3.26 per common unit, for the year ended September 25, 2010 compared to net income of $165.2 million, or $4.99 per common unit, in the prior year. Adjusted EBITDA amounted to $192.4 million, compared to $239.2 million for fiscal 2009.

Net income and EBITDA for fiscal 2010 were negatively impacted by certain items, including: (i) a loss on debt extinguishment of $9.5 million associated with the refinancing of senior notes completed during the second quarter; (ii) a non-cash pension settlement charge of $2.8 million during the fourth quarter; and (iii) a non-cash charge of $1.8 million during the third quarter to accelerate depreciation expense on certain assets taken out of service. Net income and EBITDA for fiscal 2009 included a loss on debt extinguishment of $4.6 million associated with the debt tender offer completed during the fourth quarter of fiscal 2009.

The following table sets forth (i) our calculations of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our net cash provided by operating activities:

	Year Ended
(Dollars in thousands)	September 25, 2010	September 26, 2009
Net income	$115,316	$165,238
Add:
Provision for income taxes	1,182	2,486
Interest expense, net	27,397	38,267
Depreciation and amortization	30,834	30,343

EBITDA	174,729	236,334
Unrealized (non-cash) losses (gains) on changes in fair value of derivatives	5,400	(1,713)
Loss on debt extinguishment	9,473	4,624
Pension settlement charge	2,818	—

Adjusted EBITDA	192,420	239,245
Add (subtract):
Provision for income taxes—current	(1,182)	(1,101)
Interest expense, net	(27,397)	(38,267)
Unrealized (non-cash) (losses) gains on changes in fair value of derivatives	(5,400)	1,713
Compensation cost recognized under Restricted Unit Plans	4,005	2,396
Loss (gain) on disposal of property, plant and equipment, net	38	(650)
Changes in working capital and other assets and liabilities	(6,687)	43,215

Net cash provided by operating activities	$155,797	$246,551

Liquidity and Capital Resources

Analysis of Cash Flows

Operating Activities. Net cash provided by operating activities for the first six months of fiscal 2012 was $17.0 million, compared to net cash provided by operating activities of $49.8 million for the first six months of the prior year. The decrease in net cash provided by operating activities was primarily attributable to a decrease in earnings in the first six months of fiscal 2012 compared to the first six months of the prior year, partially offset by a reduction in working capital requirements as a result of the decline in sales volumes.

Net cash provided by operating activities for fiscal 2011 amounted to $132.8 million, a decrease of $23.0 million compared to the prior year. The decrease was attributable to a $10.6 million decrease in earnings, after adjusting for non-cash items in both periods, coupled with a $12.4 million increase in our investment in working capital as a result of the increase in propane and fuel oil product costs. Despite the year-over-year increase in working capital requirements, we continued to fund working capital through cash on hand without the need to access our revolving credit facility.

Net cash provided by operating activities for fiscal 2010 amounted to $155.8 million, a decrease of $90.8 million compared to the prior year. The decrease was attributable to a $40.9 million decrease in earnings, after adjusting for non-cash items in both periods, coupled with a $49.9 million increase in our investment in working capital as a result of the increase in propane and fuel oil product costs as a result in the increase in commodity prices. Despite the year-over-year increase in working capital requirements, we continued to fund working capital through cash on hand without the need to access our revolving credit facility.

Investing Activities. Net cash used in investing activities of $7.5 million for the first six months of fiscal 2012 consisted of capital expenditures of $9.4 million (including $5.2 million for maintenance expenditures and $4.2 million to support the growth of operations), partially offset by $1.9 million in net proceeds from the sale of property, plant and equipment. Net cash used in investing activities of $9.6 million for the first six months of fiscal 2011 consisted of capital expenditures of $11.4 million (including $5.2 million for maintenance expenditures and $6.2 million to support the growth of operations), and a business acquisition of $3.2 million, partially offset by $5.0 million in net proceeds from the sale of property, plant and equipment.

Net cash used in investing activities of $19.5 million for fiscal 2011 consisted of capital expenditures of $22.3 million (including $10.2 million for maintenance expenditures and $12.1 million to support the growth of operations) and business acquisitions of $3.2 million, partially offset by the net proceeds from the sale of property, plant and equipment of $6.0 million. Net cash used in investing activities of $30.1 million for fiscal 2010 consisted of capital expenditures of $19.1 million (including $9.7 million for maintenance expenditures and $9.4 million to support the growth of operations), partially offset by the net proceeds from the sale of property, plant and equipment of $3.5 million.

Net cash used in investing activities of $30.1 million for the year ended September 25, 2010 consisted of capital expenditures of $19.1 million (including $9.7 million for maintenance expenditures and $9.4 million to support the growth of operations) and business acquisitions of $14.5 million, partially offset by the net proceeds from the sale of property, plant and equipment of $3.5 million. Net cash used in investing activities of $16.9 million for the year ended September 26, 2009 consisted of capital expenditures of $21.8 million (including $12.2 million for maintenance expenditures and $9.6 million to support the growth of operations), partially offset by the net proceeds from the sale of property, plant and equipment of $4.9 million.

Financing Activities. Net cash used in financing activities for the first six months of fiscal 2012 of $62.9 million reflects the quarterly distribution to Unitholders at a rate of $0.8525 per common unit paid in respect of the fourth quarter of fiscal 2011 and first quarter of fiscal 2012. With the execution of the amendment of our credit agreement on January 5, 2012, we rolled the $100.0 million then-outstanding under the revolving credit facility of the previous credit agreement into the revolving credit facility of the amended Credit Agreement. This resulted in the repayment of the $100.0 million then-outstanding under the revolving credit facility of the previous credit agreement with proceeds from borrowings under the revolving credit facility of the amended credit agreement. In addition, financing activities for the first six months of fiscal 2012 also reflects the payment of $2.4 million in debt origination costs associated with the aforementioned credit agreement amendment. See Summary of Long-Term Debt Obligations and Revolving Credit Lines below for additional discussion.

Net cash used in financing activities for the first six months of fiscal 2011 of $60.2 million reflects the quarterly distribution to Unitholders at a rate of $0.850 per common unit paid in respect of the fourth quarter of fiscal 2010 and $0.8525 per common unit paid in respect of the first quarter of fiscal 2011.

Net cash used in financing activities for fiscal 2011 of $120.6 million reflects quarterly distributions to holders of our common units at a rate of $0.85 per common unit paid in respect of the fourth quarter of fiscal 2010 and $0.8525 per common unit paid in respect of the first, second and third quarters of fiscal 2011.

Net cash used in financing activities for fiscal 2010 of $132.0 million reflects $118.3 million in quarterly distributions to holders of our common units at a rate of $0.83 per common unit paid in respect of the fourth quarter of fiscal 2009, $0.835 per common unit paid in respect of the first quarter of fiscal 2010, $0.84 per common unit paid in respect of the second quarter of fiscal 2010, and $0.845 per common unit paid in respect of the third quarter of fiscal 2010. In addition, financing activities for fiscal 2010 also reflects the repurchase of $250.0 million aggregate principal amount of our 6.875% senior notes due 2013 for $256.5 million (including repurchase premiums and fees), which was substantially funded by the net proceeds of $247.8 million from the issuance of 7.375% senior notes due 2020, as well as the $5.0 million payment of debt issuance costs associated with the issuance of the 2020 Senior Notes (as defined herein).

Net cash used in financing activities for fiscal 2009 of $204.2 million reflects $106.7 million in quarterly distributions to holders of our common units at a rate of $0.805 per common unit in respect of the fourth quarter of fiscal 2008, at a rate of $0.81 per common unit in respect of the first quarter of fiscal 2009, at a rate of $0.815 per common unit in respect of the second quarter of fiscal 2009 and at a rate of $0.825 per common unit in respect of the third quarter of fiscal 2009. In addition, financing activities for fiscal 2009 also reflects $110.0 million of repayments on our term loan, which was partially funded by borrowings of $100.0 million under our revolving credit facility executed on June 26, 2009; the $5.5 million payment of debt issuance costs associated with the execution of the new revolving credit facility; and the repurchase of $175.0 million aggregate principal amount of our 6.875% senior notes due 2013 for $177.8 million, which was partially funded by the proceeds of $95.9 million from the issuance of 2,430,934 of our common units.

Equity Offering

On August 10, 2009, we sold 2,200,000 common units in a public offering (the “2009 Equity Offering”) at a price of $41.50 per common unit, realizing proceeds of $86.7 million, net of underwriting commissions and other offering expenses. On August 24, 2009, we announced that the underwriters had given notice of their exercise of their over-allotment option, in part, to acquire 230,934 common units at the 2009 Equity Offering price of $41.50 per common unit. Net proceeds from the over-allotment exercise amounted to $9.2 million. The aggregate net proceeds from the 2009 Equity Offering of $95.9 million were used, along with cash on hand, to fund the purchase of $175.0 million aggregate principal amount of our 6.875% senior notes due 2013.

Summary of Long-Term Debt Obligations and Revolving Credit Lines

As of March 24, 2012, our debt obligations consisted of $250.0 million in aggregate principal amount of the 2020 Senior Notes, and at our Operating Partnership level, the Credit Agreement that provides for a four-year $250.0 million revolving credit facility (the “Revolving Credit Facility”) of which, $100.0 million was outstanding as of March 24, 2012. On January 5, 2012, our Operating Partnership executed an amendment to the previously outstanding credit agreement. The Credit Agreement amended the previously outstanding credit agreement to, among other things, extend the maturity date from June 25, 2013 to January 5, 2017, reduce the borrowing rate and commitment fees, and amend certain affirmative and negative covenants. At the time the amendment was entered into, our Operating Partnership rolled the $100.0 million then outstanding under the revolving credit facility of the previous credit agreement into the revolving credit facility of the Credit Agreement.

The 2020 Senior Notes mature on March 15, 2020 and require semi-annual interest payments in March and September. We are permitted to redeem some or all of the 2020 Senior Notes any time at redemption prices specified in the indenture governing the notes. In addition, the 2020 Senior Notes have a change of control provision that would require us to offer to repurchase the notes at 101% of the principal amount repurchased, if the change of control is followed by a rating decline (a decrease in the rating of the notes by either Moody’s Investors Service or Standard and Poor’s Rating group by one or more gradations) within 90 days of the consummation of the change of control.

Borrowings under the Revolving Credit Facility may be used for general corporate purposes, including working capital, capital expenditures and acquisitions. Our Operating Partnership has the right to prepay loans under the Revolving Credit Facility, in whole or in part, without penalty at any time prior to maturity. We have standby letters of credit issued under the Revolving Credit Facility in the aggregate amount of $46.9 million primarily in support of retention levels under our self-insurance programs, which expire periodically through April 15, 2013. Therefore, as of March 24, 2012 we had available borrowing capacity of $103.1 million under the Revolving Credit Facility.

Borrowings under the Revolving Credit Facility bear interest at prevailing interest rates based upon, at our Operating Partnership’s option, LIBOR plus the applicable margin or the base rate, defined as the higher of the Federal Funds Rate plus  1/2 of 1%, the agent bank’s prime rate, or LIBOR plus 1%, plus in each case the applicable margin. The applicable margin is dependent upon our ratio of total debt to EBITDA on a consolidated basis, as defined in the Revolving Credit Facility. As of March 24, 2012, the interest rate for the Revolving Credit Facility was approximately 2.3%. The interest rate and the applicable margin will be reset at the end of each calendar quarter.

The Operating Partnership has an interest rate swap agreement with a notional amount of $100.0 million and a termination date of June 25, 2013. Under the interest rate swap agreement, the Operating Partnership will pay a fixed interest rate of 3.12% to the issuing lender on the notional principal amount outstanding, effectively fixing the LIBOR portion of the interest rate at 3.12%. In return, the issuing lender will pay to the Operating Partnership a floating rate, namely LIBOR, on the same notional principal amount.

In connection with the Credit Agreement, our Operating Partnership entered into a forward starting interest rate swap agreement with a June 25, 2013 effective date, which is commensurate with the maturity of the existing interest rate swap agreement, and termination date of January 5, 2017. Under the forward starting interest rate swap agreement, our Operating Partnership will pay a fixed interest rate of 1.63% to the issuing lender on the notional principal amount outstanding, effectively fixing the LIBOR portion of the interest rate at 1.63%. In return, the issuing lender will pay to our Operating Partnership a floating rate, namely LIBOR, on the same notional principal amount. The forward starting interest rate swap has been designated as a cash flow hedge.

The Credit Agreement and the 2020 Senior Notes both contain various restrictive and affirmative covenants applicable to the Operating Partnership and the Partnership, respectively, including (i) restrictions on the incurrence of additional indebtedness, and (ii) restrictions on certain liens, investments, guarantees, loans, advances, payments, mergers, consolidations, distributions, sales of assets and other transactions. The Credit Agreement contains certain financial covenants (a) requiring the consolidated interest coverage ratio, as defined, at the Partnership level to be not less than 2.5 to 1.0 as of the end of any fiscal quarter; (b) prohibiting the total consolidated leverage ratio, as defined, at the Partnership level from being greater than 4.75 to 1.0 as of the end of any fiscal quarter; and (c) prohibiting the senior secured consolidated leverage ratio, as defined, of the Operating Partnership from being greater than 3.0 to 1.0 as of the end of any fiscal quarter. Under the 2020 Senior Note indenture, we are generally permitted to make cash distributions equal to available cash, as defined, as of the end of the immediately preceding quarter, if no event of default exists or would exist upon making such distributions, and the Partnership’s consolidated fixed charge coverage ratio, as defined, is greater than 1.75 to 1. We were in compliance with all covenants and terms of the 2020 Senior Notes and the Credit Agreement as of March 24, 2012.

Pursuant to the Contribution Agreement, we and our wholly owned subsidiary Suburban Energy Finance Corporation commenced a private offer to exchange any and all of the outstanding 7% Senior Notes due 2018 and 6 7/8% Senior Notes due 2021 issued by Inergy and Inergy Finance Corp., which have an aggregate principal amount outstanding of $1.2 billion, for a combination of $1.0 billion in aggregate principal amount of new unsecured 7% Senior Notes due 2018 and 6 7/8% Senior Notes due 2021, respectively, issued by us and Suburban Energy Finance Corporation and $200 million in cash.

On April 25, 2012, we also entered into the Bank Commitment Letter with certain lenders who are party to our Credit Agreement pursuant to which the such lenders committed to provide Suburban with (i) the $250.0 million 364-Day Facility and (ii) an increase in our Revolving Credit Facility under the Credit Agreement from $250.0 million to $400.0 million. The 364-Day Facility will be available in the event that the Equity Financing is not consummated by the closing of the Inergy Propane Acquisition. See “Inergy Propane Acquisition and Related Transactions.”

On April 25, 2012, we also received consents from all of the lenders under the Amended Credit Agreement to enable us to incur additional indebtedness, make amendments to the Amended Credit Agreement to adjust certain covenants, and otherwise perform our obligations as contemplated by the Inergy Propane Acquisition.

In order to implement the Bank Commitment Letter and the Credit Agreement Consents, we intend to enter into the Credit Agreement Amendment. The Credit Agreement Amendment will include the 364-Day Facility, the Commitment Increase, amendments to covenants relating thereto and the Credit Agreement Consents and provision for the reinstatement and increase from $150.0 million to $250.0 million of the existing uncommitted incremental term facility under the Credit Agreement if the 364-Day Facility is not drawn on the Acquisition Closing Date or, if drawn, when it is repaid or prepaid in full.

Partnership Distributions

We are required to make distributions in an amount equal to all of our Available Cash, as defined in the Partnership Agreement, no more than 45 days after the end of each fiscal quarter to holders of record on the applicable record dates. Available Cash, as defined in the Partnership Agreement, generally means all cash on hand at the end of the respective fiscal quarter less the amount of cash reserves established by the Board of Supervisors in its reasonable discretion for future cash requirements. These reserves are retained for the proper conduct of our business, the payment of debt principal and interest and for distributions during the next four quarters. The Board of Supervisors reviews the level of Available Cash on a quarterly basis based upon information provided by management.

On April 19, 2012, we declared a quarterly cash distribution for the quarter ended March 24, 2012 of $0.8525 per common unit, or $3.41 per common unit on an annualized basis. The distribution attributable to the quarter ended March 24, 2012 was paid on May 8, 2012 to holders of record of our common units as of May 1, 2012.

On April 25, 2012, our Board of Supervisors approved an increase in our annualized distribution rate to $3.50 per common unit (conditioned on the closing of the Inergy Propane Acquisition). The distribution at this increased rate will be effective for the quarterly distribution paid in respect of our first quarter of fiscal 2013 ending December 29, 2012 (assuming closing by the applicable record date).

Pension Plan Assets and Obligations

Our defined benefit pension plan was frozen to new participants effective January 1, 2000 and, in furtherance of our effort to minimize future increases in our benefit obligations, effective January 1, 2003, all future service credits were eliminated. Therefore, eligible participants will receive interest credits only toward their ultimate defined benefit under the defined benefit pension plan. There were no minimum funding requirements for the defined benefit pension plan during fiscal 2011, 2010 or 2009. As of September 24, 2011 and September 25, 2010 the plan’s projected benefit obligation exceeded the fair value of plan assets by $26.2 million and $17.7 million, respectively. As a result, the funded status of the defined benefit pension plan declined $8.5 million during fiscal 2011, which was primarily attributable to an increase in the present value of the benefit obligation due to a general decrease in market interest rates, partially offset by a positive return on plan assets during fiscal 2011. The funded status of pension and other postretirement benefit plans are recognized as an asset or liability on our balance sheets and the changes in the funded status are recognized in comprehensive income (loss) in the year the changes occur. At December 24, 2011, we had a liability for the defined benefit pension plan and accrued retiree health and life benefits of $26.4 million and $20.8 million, respectively.

Our investment policies and strategies, as set forth in the Investment Management Policy and Guidelines, are monitored by a Benefits Committee comprised of five members of management. The Benefits Committee employs a liability driven investment strategy, which seeks to increase the correlation of the plan’s assets and liabilities to reduce the volatility of the plan’s funded status. The execution of this strategy has resulted in an asset allocation that is largely comprised of fixed income securities. A liability driven investment strategy is intended to reduce investment risk and, over the long-term, generate returns on plan assets that largely fund the annual interest on the accumulated benefit obligation. However, as we experienced in fiscal 2011 and fiscal 2010, significant declines in interest rates relevant to our benefit obligations, or poor performance in the broader capital markets in which our plan assets are invested, could have an adverse impact on the funded status of the defined benefit pension plan. For purposes of measuring the projected benefit obligation as of September 24, 2011 and September 25, 2010, we used a discount rate of 4.375% and 4.75%, respectively, reflecting current market rates for debt obligations of a similar duration to our pension obligations.

During fiscal 2010, lump sum settlement payments of $7.9 million exceeded the interest cost component of the net periodic pension cost. As a result, we recorded a non-cash settlement charge of $2.8 million during the fourth quarter of fiscal 2010 in order to accelerate recognition of a portion of cumulative unrecognized losses in the defined benefit pension plan. These unrecognized losses were previously accumulated as a reduction to partners’ capital and were being amortized to expense as part of our net periodic pension cost. During fiscal 2011 and fiscal 2009, the amount of the pension benefit obligation settled through lump sum payments did not exceed the settlement threshold; therefore, a settlement charge was not required to be recognized for fiscal 2011 or fiscal 2009. Additional pension settlement charges may be required in future periods depending on the level of lump sum benefit payments made in future periods.

We also provide postretirement health care and life insurance benefits for certain retired employees. Partnership employees who were hired prior to July 1993 and retired prior to March 1998 are eligible for health care benefits if they reached a specified retirement age while working for Suburban. Partnership employees hired prior to July 1993 are eligible for postretirement life insurance benefits if they reach a specified retirement age while working for Suburban. Effective January 1, 2000, we terminated our postretirement health care benefit plan for all eligible employees retiring after March 1, 1998. All active and eligible employees who were to receive health care benefits under the postretirement plan subsequent to March 1, 1998 were provided an increase to their accumulated benefits under the defined benefit pension plan. Our postretirement health care and life insurance benefit plans are unfunded. Effective January 1, 2006, we changed our postretirement health care plan from a self-insured program to one that is fully insured under which we pay a portion of the insurance premium on behalf of the eligible participants.

Other Commitments

We have a noncontributory, cash balance format, defined benefit pension plan which was frozen to new participants effective January 1, 2000. Effective January 1, 2003, the defined benefit pension plan was amended such that future service credits ceased and eligible employees would receive interest credits only toward their ultimate retirement benefit. We also provide postretirement health care and life insurance benefits for certain retired employees under a plan that was also frozen to new participants effective January 1, 2000. At March 24, 2012, we had a liability for the defined benefit pension plan and accrued retiree health and life benefits of $26.5 million and $20.5 million, respectively.

We are self-insured for general and product, workers’ compensation and automobile liabilities up to predetermined thresholds above which third party insurance applies. At March 24, 2012, we had accrued insurance liabilities of $49.9 million, and an insurance recovery asset of $16.5 million related to the amount of the liability expected to be covered by insurance carriers.

Long-Term Debt Obligations and Operating Lease Obligations

Contractual Obligations

The following table summarizes payments due under our known contractual obligations as of September 24, 2011.

(Dollars in thousands)	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015	Fiscal 2016	Fiscal 2017 and thereafter
Long-term debt obligations(a)	$—	$100,000	$—	$—	$—	$250,000
Interest payments	25,033	25,033	18,438	18,438	18,438	64,531
Operating lease obligations(b)	15,836	13,346	11,540	8,480	4,993	4,709
Self-insurance obligations(c)	13,188	10,706	8,212	4,900	3,110	12,724
Other contractual obligations(d)	7,870	4,949	2,431	1,777	2,255	18,783

Total	$61,927	$154,034	$40,621	$33,595	$28,796	$350,747

(a)	On January 5, 2012, the Operating Partnership executed an amendment to its previously existing credit agreement to, among other things, extend the maturity date from June 25, 2013 to January 5, 2017.
(b)	Payments exclude costs associated with insurance, taxes and maintenance, which are not material to the operating lease obligations.
(c)	The timing of when payments are due for our self-insurance obligations is based on estimates that may differ from when actual payments are made. In addition, the payments do not reflect amounts to be recovered from our insurance providers, which amount to $4.2 million, $3.5 million, $2.7 million, $1.3 million, $0.9 million and $4.9 million for each of the next five fiscal years and thereafter, respectively, and are included in other assets on the consolidated balance sheet.
(d)	These amounts are included in our consolidated balance sheet and primarily include payments for postretirement and long-term incentive benefits as well as periodic settlements of our interest rate swap agreement.

Additionally, as of March 24, 2012, we had standby letters of credit in the aggregate amount of $46.9 million, in support of retention levels under our casualty insurance programs and certain lease obligations, which expire periodically through April 15, 2013.

Operating Leases

We lease certain property, plant and equipment for various periods under noncancelable operating leases, including 63% of our vehicle fleet, approximately 34% of our customer service centers and portions of our information systems equipment. Rental expense under operating leases was $18.9 million, $17.6 million and $17.3 million for fiscal 2011, 2010 and 2009, respectively. Future minimum rental commitments under noncancelable operating lease agreements as of September 24, 2011 are presented in the table above.

Off-Balance Sheet Arrangements

Guarantees

We have residual value guarantees associated with certain of our operating leases, related primarily to transportation equipment, with remaining lease periods scheduled to expire periodically through fiscal 2019. Upon completion of the lease period, we guarantee that the fair value of the equipment will equal or exceed the guaranteed amount, or we will pay the lessor the difference. Although the fair value of equipment at the end of its lease term has historically exceeded the guaranteed amounts, the maximum potential amount of aggregate future payments we could be required to make under these leasing arrangements, assuming the equipment is deemed worthless at the end of the lease term, was approximately $10.5 million as of March 24, 2012. The fair value of residual value guarantees for outstanding operating leases was de minimis as of March 24, 2012.

Quantitative and Qualitative Disclosure about Market Risk

Commodity Price Risk

We enter into product supply contracts that are generally one-year agreements subject to annual renewal, and also purchase product on the open market. Our propane supply contracts typically provide for pricing based upon index formulas using the posted prices established at major supply points such as Mont Belvieu, Texas, or Conway, Kansas (plus transportation costs) at the time of delivery. In addition, to supplement our annual purchase requirements, we may utilize forward fixed price purchase contracts to acquire a portion of the propane that we resell to our customers, which allows us to manage our exposure to unfavorable changes in commodity prices and to ensure adequate physical supply. The percentage of contract purchases, and the amount of supply contracted for under forward contracts at fixed prices, will vary from year to year based on market conditions. In certain instances, and when market conditions are favorable, we are able to purchase product under our supply arrangements at a discount to the market.

Product cost changes can occur rapidly over a short period of time and can impact profitability. We attempt to reduce commodity price risk by pricing product on a short-term basis. The level of priced, physical product maintained in storage facilities and at our customer service centers for immediate sale to our customers will vary depending on several factors, including, but not limited to, price, supply and demand dynamics, and demand for a given time of the year. Typically, our on hand priced position does not exceed more than four to eight weeks of our supply needs, depending on the time of the year. In the course of normal operations, we routinely enter into contracts such as forward priced physical contracts for the purchase or sale of propane and fuel oil that, under accounting rules for derivative instruments and hedging activities, qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from fair value accounting and are accounted for at the time product is purchased or sold under the related contract.

Under our hedging and risk management strategies, we enter into a combination of exchange-traded futures and option contracts and, in certain instances, over-the-counter option contracts (collectively, “derivative instruments”) to manage the price risk associated with priced, physical product and with future purchases of the commodities used in our operations, principally propane and fuel oil, as well as to ensure the availability of product during periods of high demand. We do not use derivative instruments for speculative or trading purposes. Futures contracts require that we sell or acquire propane or fuel oil at a fixed price for delivery at fixed future dates. An option contract allows, but does not require, its holder to buy or sell propane or fuel oil at a specified price during a specified time period. However, the writer of an option contract must fulfill the obligation of the option contract, should the holder choose to exercise the option. At expiration, the contracts are settled by the delivery of the product to the respective party or are settled by the payment of a net amount equal to the difference between the then current price and the fixed contract price or option exercise price. To the extent that we utilize derivative instruments to manage exposure to commodity price risk and commodity prices move adversely in relation to the contracts, we could suffer losses on those derivative instruments when settled. Conversely, if prices move favorably, we could realize gains. Under our hedging and risk management strategy, realized gains or losses on derivative instruments will typically offset losses or gains on the physical inventory once the product is sold to customers at market prices.

Futures are traded with brokers of the NYMEX and require daily cash settlements in margin accounts. Forward and option contracts are generally settled at the expiration of the contract term either by physical delivery or through a net settlement mechanism. Market risks associated with futures, options and forward contracts are monitored daily for compliance with our Hedging and Risk Management Policy which includes volume limits for open positions. Open inventory positions are reviewed and managed daily as to exposures to changing market prices.

Credit Risk

Exchange traded futures and option contracts are guaranteed by the NYMEX and, as a result, have minimal credit risk. We are subject to credit risk with over-the-counter forward and propane option contracts to the extent the counterparties do not perform. We evaluate the financial condition of each counterparty with which we conduct business and establish credit limits to reduce exposure to the risk of non-performance by our counterparties.

Interest Rate Risk

A portion of our borrowings bear interest at prevailing interest rates based upon, at the Operating Partnership’s option, LIBOR, plus an applicable margin or the base rate, defined as the higher of the Federal Funds Rate plus  1/2 of 1% or the agent bank’s prime rate, or LIBOR plus 1%, plus the applicable margin. The applicable margin is dependent on the level of the Partnership’s total leverage (the total ratio of debt to EBITDA). Therefore, we are subject to interest rate risk on the variable component of the interest rate. We manage our interest rate risk by entering into interest rate swap agreements. The interest rate swaps have been designated as a cash flow hedge. Changes in the fair value of the interest rate swaps are recognized in other comprehensive income (“OCI”) until the hedged item is recognized in earnings. At March 24, 2012, the fair value of the interest rate swaps was $3.6 million representing an unrealized loss and is included within other current liabilities and other liabilities, as applicable, with a corresponding debit in OCI.

Derivative Instruments and Hedging Activities

All of our derivative instruments are reported on the balance sheet at their fair values. On the date that futures, forward and option contracts are entered into, we make a determination as to whether the derivative instrument qualifies for designation as a hedge. Changes in the fair value of derivative instruments are recorded each period in current period earnings or OCI, depending on whether a derivative instrument is designated as a hedge and, if so, the type of hedge. For derivative instruments designated as cash flow hedges, we formally assess, both at the hedge contract’s inception and on an ongoing basis, whether the hedge contract is highly effective in offsetting changes in cash flows of hedged items. Changes in the fair value of derivative instruments designated as cash flow hedges are reported in OCI to the extent effective and reclassified into cost of products sold during the same period in which the hedged item affects earnings. The mark-to-market gains or losses on ineffective portions of cash flow hedges are immediately recognized in cost of products sold. Changes in the fair value of derivative instruments that are not designated as cash flow hedges, and that do not meet the normal purchase and normal sale exemption, are recorded within cost of products sold as they occur. Cash flows associated with derivative instruments are reported as operating activities within the condensed consolidated statement of cash flows.

Sensitivity Analysis

In an effort to estimate our exposure to unfavorable market price changes in commodities related to our open positions under derivative instruments, we developed a model that incorporates the following data and assumptions:

A.	The fair value of open positions as of March 24, 2012.

B.	The market prices for the underlying commodities used to determine A. above were adjusted adversely by a hypothetical 10% change and compared to the fair value amounts in A. above to project the potential negative impact on earnings that would be recognized for the respective scenario.

Based on the sensitivity analysis described above, a hypothetical 10% adverse change in market prices for which futures and option contracts exists indicates potential future losses in future earnings of $1.8 million as of March 24, 2012. The above hypothetical change does not reflect the worst case scenario. Actual results may be significantly different depending on market conditions and the composition of the open position portfolio.

INERGY PROPANE ACQUISITION AND RELATED TRANSACTIONS

The following summary describes certain provisions of the Contribution Agreement. While the discussion below summarizes many of the material provisions of the Contribution Agreement, it may not contain all of the information about the Contribution Agreement that is important to you. We encourage you to read the Contribution Agreement in its entirety for a more complete description of the terms and conditions of the Inergy Propane Acquisition.

The Contribution Agreement

On April 25, 2012, we entered into the Contribution Agreement with Inergy, NRGY GP and Inergy Sales.

The Contribution Agreement provides that Inergy and NRGY GP will contribute to Suburban, 100% of the limited liability company interests (the “Inergy Propane Interests”) in Inergy Propane, LLC, a Delaware limited liability company, which at the closing of the transaction will hold only the following interests: (i) 100% of the limited partner interests in Liberty Propane, L.P., a Delaware limited partnership (“Liberty Propane”), which owns a 100% of the limited liability company interests in Liberty Propane Operations, LLC, a Delaware limited liability company (“Liberty Operations”); and (ii) 100% of the limited liability company interests in Liberty Propane GP, LLC, a Delaware limited liability company (“Liberty Propane GP”), which owns 100% of the general partner interest in Liberty Propane (collectively with the Inergy Propane interests, these interests are referred to herein as the “Acquired Interests”). Prior to the Acquisition Closing Date, certain subsidiaries of Inergy Propane, LLC, which will not be contributed pursuant to the Contribution Agreement, will be distributed by Inergy Propane, LLC to Inergy. Following the closing of the Inergy Propane Acquisition (as defined below), Inergy Propane, Liberty Propane, Liberty Operations and Liberty Propane GP will become indirect wholly-owned subsidiaries of Suburban. Inergy will also contribute certain assets of Inergy Sales to Suburban (the “Acquired Assets”).

The Contribution Agreement further provides that upon contribution of the Inergy Propane Interests and Acquired Assets to Suburban, Suburban will issue and deliver to Inergy and Inergy Sales, as consideration in connection with the Inergy Propane Acquisition (as that term is defined below), subject to certain adjustments, 13,892,587 of newly issued Suburban common units (the “Equity Consideration”). Inergy Sales will distribute any and all common units it receives in connection with the Inergy Propane Acquisition to Inergy. Thereafter, Inergy will distribute 13,753,661 of our common units to its unitholders, pro rata, and will retain 138,926 common units. Inergy will declare a record date for its distribution of our common units as promptly as practicable after the effective date (the “Effective Date”) of the Form S-1. For the period from the Acquisition Closing Date until 180 days after the Acquisition Closing Date (the “Holding Period”), Inergy and Inergy Sales have agreed to vote or cause to be voted the common units comprising the Equity Consideration in accordance with the recommendations of our Board of Supervisors, unless such recommendation would adversely affect the rights, preferences and privileges of Inergy or Inergy Sales, as holders of such common units, as compared to all other holders of our common units, as a class. Inergy and Inergy Sales have also agreed not to transfer any of the Equity Consideration during the Holding Period, except pursuant to the transactions described in this prospectus.

We have agreed to use commercially reasonable efforts to cause the Equity Consideration to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Effective Date.

Pursuant to the Contribution Agreement, Suburban and its wholly-owned subsidiary Suburban Energy Finance Corporation commenced a private offer to exchange (the “Exchange Offers”) any and all of the outstanding unsecured 7% Senior Notes due 2018 and 6 7/8% Senior Notes due 2021 issued by Inergy and Inergy Finance Corp., which have an aggregate principal amount outstanding of $1.2 billion (collectively, the “Inergy Notes”), for a combination of $1.0 billion in aggregate principal amount of new unsecured 7% Senior Notes due 2018 and 6 7/8% Senior Notes due 2021, respectively, issued by Suburban and Suburban Energy Finance Corporation (collectively, the “SPH Notes”) and $200.0 million in cash (the “Cash Consideration”). In connection with the Exchange Offers, Suburban is soliciting consents to amend the Inergy Notes and the indentures governing the Inergy Notes. The proposed amendments, with respect to each series of the Inergy Notes, which require the consent of a majority in outstanding principal amount of such series of Inergy Notes, would (i) delete in their entirety substantially all the restrictive covenants, (ii) modify the covenants regarding mergers and consolidations and (iii) eliminate certain events of default.

The transactions described above that are contemplated by the terms of the Contribution Agreement are referred to herein as the “Inergy Propane Acquisition.”

The Inergy Propane Acquisition is subject to a number of conditions (which may be waived or otherwise satisfied), including the following:

•

No order, decree, judgment, injunction or other legal restraint or prohibition of any governmental authority shall be in effect, and no law shall have been enacted or adopted that enjoins, prohibits or makes illegal the consummation of the transactions contemplated by the Contribution Agreement and other agreements relating thereto and no proceeding by any governmental authority with respect to the transaction contemplated by the Contribution Agreement and other agreements relating thereto shall be pending that seeks to restrain, enjoin, prohibit or delay the transactions contemplated thereby;

•	this Form S-1 has been declared effective by the SEC;

•

any applicable waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by the Contribution Agreement and other agreements relating thereto shall have expired or shall have been terminated;

•	all liens on the Acquired Assets or the Acquired Interests created, arising under or securing Inergy’s existing credit agreement, shall have been released by the lenders thereunder; and

•	certain other customary closing conditions.

The Inergy Propane Acquisition is also contingent on the conditions to the consummation of the Exchange Offers having been satisfied and not waived.

Moreover, each party’s obligation to consummate the Inergy Propane Acquisition is subject to certain other conditions, including without limitation, (x) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers), and (y) the other party’s compliance with its covenants and agreements contained in the Contribution Agreement (subject to customary materiality qualifiers). The Contribution Agreement also contains termination rights for Suburban and Inergy.

The parties have made customary representations and warranties and covenants in the Contribution Agreement, including, without limitation, a covenant regarding the conduct of their businesses prior to the consummation of the Inergy Propane Acquisition. The representations, warranties and covenants of Inergy, NRGY GP, Inergy Sales and Suburban have been made solely for the benefit of the other parties to the Contribution Agreement. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Contribution Agreement; (ii) have been qualified by confidential disclosures made to Inergy, NRGY GP, Inergy Sales and Suburban in connection with the Contribution Agreement; (iii) are subject to materiality qualifications contained in the Contribution Agreement which may differ from what may be viewed as material by investors; (iv) were made only as of the date of the Contribution Agreement or such other date as is specified in the Contribution Agreement; and (v) have been included in the Contribution Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the foregoing summary is included only to provide investors with information regarding the terms of the Contribution Agreement, and not to provide investors with any other factual information regarding Inergy, NRGY GP, Inergy Sales, Suburban or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Inergy, NRGY GP, Inergy Sales or Suburban or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Contribution Agreement, which subsequent information may or may not be fully reflected in public disclosures regarding Inergy, NRGY GP, Inergy Sales or Suburban.

The foregoing description of the Contribution Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Contribution Agreement (other than the schedules thereto), which has been filed as an exhibit to the Form S-1. There are no material contracts, arrangements, understandings, negotiations or transactions during the periods for which the financial statements are presented herein between Suburban or its affiliates and Inergy or its affiliates, other than those described herein.

Appraisal Rights

Under the Delaware Revised Uniform Limited Partnership Act, as amended, supplemented or restated from time to time, and any successor to such statute (the “Delaware Act”) and the third amended and restated partnership agreement of Inergy, Inergy unitholders have no appraisal or dissenters’ rights in connection with the Inergy Propane Acquisition.

Accounting Treatment

Suburban prepares its financial statements in conformity with US GAAP. The Inergy Propane Acquisition will be accounted for by applying the acquisition method with Suburban treated as the acquirer.

Acquisition-Related Financings

Equity Financing

In connection with the Inergy Propane Acquisition, we intend to seek equity financing (the “Equity Financing”) of approximately $250.0 million for the purposes of paying (i) the Cash Consideration, (ii) costs and fees related to the Exchange Offers, and (iii) costs and expenses related to the Inergy Propane Acquisition. Any net proceeds not so applied will be used for general partnership purposes. The description and other information relating to the Equity Financing is included herein solely for informational purposes. If for any reason the Equity Financing transaction is not consummated by the Acquisition Closing Date, we will draw down on the committed 364-Day Facility, as described below, if necessary to make such payments.

Bank Financing

On April 25, 2012, we entered into a commitment letter (the “Bank Commitment Letter”) with certain of our lenders who are party to the Credit Agreement pursuant to which such lenders committed to provide (i) in the aggregate, subject to the satisfaction of certain conditions precedent, in a single draw a $250.0 million senior secured 364-day incremental term loan facility (the “364-Day Facility”) and (ii) an increase in the aggregate, subject to the satisfaction of certain conditions precedent, of our existing revolving credit facility under the Credit Agreement from $250.0 million to $400.0 million (the “Commitment Increase”). The 364-Day Facility will be available on the Acquisition Closing Date, in the event the Equity Financing, as discussed above, is not consummated for any reason by the Acquisition Closing Date, to pay the Cash Consideration in the Exchange Offers, the Cash Consent Payments in the Consent Solicitations and related Exchange Offer and Consent Solicitation costs and fees, as well as to fund the costs and fees associated with the consummation of the Inergy Propane Acquisition. In the event we draw on the 364-Day Facility on the Acquisition Closing Date, we intend to repay such borrowings with Equity Financing in the future, subject to market conditions. On April 25, 2012, we also received consents from all of the lenders under the Credit Agreement (“Credit Agreement Consents”) to enable us on the Acquisition Closing Date to incur additional indebtedness, make amendments to the Credit Agreement to adjust certain covenants, and otherwise perform our obligations as contemplated by the Inergy Propane Acquisition.

In order to implement the Bank Commitment Letter and the Credit Agreement Consents, we intend to amend (the “Credit Agreement Amendment”) our Amended and Restated Credit Agreement, dated as of January 5, 2012, among Suburban Propane, L.P. (as the borrower), Suburban Propane Partners, L.P. (as the parent) and the lenders party thereto (the “Credit Agreement”), effective the Acquisition Closing Date. The Credit Agreement Amendment will include the 364-Day Facility, the Commitment Increase, amendments to covenants relating thereto and the Credit Agreement Consents and provision for the reinstatement and increase from $150.0 million to $250.0 million of the existing uncommitted incremental term facility under the Credit Agreement if the 364-Day Facility is not drawn on the Acquisition Closing Date or, if drawn, when it is repaid or prepaid in full.

As of March 24, 2012 and without consideration of the Commitment Increase, Suburban had remaining availability under the existing Credit Agreement of approximately $103.1 million.

BUSINESS

Our Company

Suburban is a nationwide marketer and distributor of a diverse array of products meeting the energy needs of our customers. We specialize in the distribution of propane, fuel oil and refined fuels, as well as the marketing of natural gas and electricity in deregulated markets. In support of our core marketing and distribution operations, we install and service a variety of home comfort equipment, particularly in the areas of heating and ventilation. We believe, based on LP/Gas Magazine dated February 2012 and after taking into effect the combination of two larger competitors earlier this year, that we are the fourth largest retail marketer of propane in the United States, measured by retail gallons sold in the calendar year 2011. As of September 24, 2011, we were serving the energy needs of approximately 750,000 residential, commercial, industrial and agricultural customers through approximately 300 locations in 30 states located primarily in the east and west coast regions of the United States, including Alaska. We sold approximately 298.9 million gallons of propane and 37.2 million gallons of fuel oil and refined fuels to retail customers during the year ended September 24, 2011. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

We conduct our business principally through Suburban Propane, L.P., a Delaware limited partnership, which operates our propane business and assets (the “Operating Partnership”), and its direct and indirect subsidiaries. Our general partner, and the general partner of our Operating Partnership, is Suburban Energy Services Group LLC (the “General Partner”), a Delaware limited liability company whose sole member is the Chief Executive Officer of Suburban. Since October 19, 2006, the General Partner has had no economic interest in either Suburban or the Operating Partnership (which means that the General Partner is not entitled to any cash distributions of either partnership, nor to any cash payment upon the liquidation of either partnership, nor any other economic rights in either partnership) other than as a holder of 784 common units of Suburban. Additionally, under the Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of Suburban, there are no incentive distribution rights for the benefit of the General Partner. Suburban owns (directly and indirectly) all of the limited partner interests in the Operating Partnership. The common units represent 100% of the limited partner interests in Suburban.

Subsidiaries of the Operating Partnership include Suburban Sales and Service, Inc. (the “Service Company”), which conducts a portion of Suburban’s service work and appliance and parts businesses. The Service Company is the sole member of Gas Connection, LLC (d/b/a HomeTown Hearth & Grill), and Suburban Franchising, LLC. HomeTown Hearth & Grill sells and installs natural gas and propane gas grills, fireplaces and related accessories and supplies through two retail stores in the northwest and northeast regions as of September 24, 2011. Suburban Franchising creates and develops propane related franchising business opportunities.

Through an acquisition in fiscal 2004, we transformed our business from a marketer of a single fuel into one that provides multiple energy solutions, with expansion into the marketing and distribution of fuel oil and refined fuels, as well as the marketing of natural gas and electricity. Our fuel oil and refined fuels, natural gas and electricity and services businesses are structured as either limited liability companies or corporate entities (collectively referred to as “Corporate Entities”) and, as such, are subject to corporate level income tax.

Suburban Energy Finance Corporation, a direct 100%-owned subsidiary of Suburban, was formed on November 26, 2003 to serve as co-issuer, jointly and severally with Suburban, of Suburban’s senior notes. Suburban Energy Finance Corporation has nominal assets and conducts no business operations.

Business Segments

We manage and evaluate our operations in five operating segments, three of which are reportable segments: Propane, Fuel Oil and Refined Fuels and Natural Gas and Electricity. These business segments are described below. See the Notes to the Consolidated Financial Statements included in this prospectus for financial information about our business segments.

Propane

Propane is a by-product of natural gas processing and petroleum refining. It is a clean burning energy source recognized for its transportability and ease of use relative to alternative forms of stand-alone energy sources. Propane use falls into three broad categories:

•	residential and commercial applications;

•	industrial applications; and

•	agricultural uses.

In the residential and commercial markets, propane is used primarily for space heating, water heating, clothes drying and cooking. Industrial customers use propane generally as a motor fuel to power over-the-road vehicles, forklifts and stationary engines, to fire furnaces, as a cutting gas and in other process applications. In the agricultural market, propane is primarily used for tobacco curing, crop drying, poultry brooding and weed control.

Propane is extracted from natural gas or oil wellhead gas at processing plants or separated from crude oil during the refining process. It is normally transported and stored in a liquid state under moderate pressure or refrigeration for ease of handling in shipping and distribution. When the pressure is released or the temperature is increased, propane becomes a flammable gas that is colorless and odorless, although an odorant is added to allow its detection. Propane is clean burning and, when consumed, produces only negligible amounts of pollutants.

Product Distribution and Marketing

We distribute propane through a nationwide retail distribution network consisting of approximately 300 locations in 30 states as of September 24, 2011. Our operations are concentrated in the east and west coast regions of the United States, including Alaska. As of September 24, 2011, we serviced approximately 608,000 propane customers. Typically, our customer service centers are located in suburban and rural areas where natural gas is not readily available. Generally, these customer service centers consist of an office, appliance showroom, warehouse and service facilities, with one or more 18,000 to 30,000 gallon storage tanks on the premises. Most of our residential customers receive their propane supply through an automatic delivery system. These deliveries are scheduled through computer technology, based upon each customer’s historical consumption patterns and prevailing weather conditions. Additionally, we offer our customers a budget payment plan whereby the customer’s estimated annual propane purchases and service contracts are paid for in a series of estimated equal monthly payments over a twelve-month period. From our customer service centers, we also sell, install and service equipment to customers who purchase propane from us including heating and cooking appliances, hearth products and supplies and, at some locations, propane fuel systems for motor vehicles.

We sell propane primarily to six customer markets: residential, commercial, industrial (including engine fuel), agricultural, other retail users and wholesale. Approximately 91% of the propane gallons sold by us in fiscal 2011 were to retail customers: 45% to residential customers, 28% to commercial customers, 8% to industrial customers, 4% to agricultural customers and 15% to other retail users. The balance of approximately 9% of the propane gallons sold by us in fiscal 2011 was for risk management activities and wholesale customers. No single customer accounted for 10% or more of our propane revenues during fiscal 2011.

Retail deliveries of propane are usually made to customers by means of bobtail and rack trucks. Propane is pumped from bobtail trucks, which have capacities ranging from 2,125 gallons to 2,975 gallons of propane, into a stationary storage tank on the customers’ premises. The capacity of these storage tanks ranges from approximately 100 gallons to approximately 1,200 gallons, with a typical tank having a capacity of 300 to 400 gallons. As is common in the propane industry, we own a significant portion of the storage tanks located on our customers’ premises. We also deliver propane to retail customers in portable cylinders, which typically have a capacity of 5 to 35 gallons. When these cylinders are delivered to customers, empty cylinders are refilled in place or transported for replenishment at our distribution locations. We also deliver propane to certain other bulk end users in larger trucks known as transports, which have an average capacity of approximately 9,000 gallons. End users receiving transport deliveries include industrial customers, large-scale heating accounts, such as local gas utilities that use propane as a supplemental fuel to meet peak load delivery requirements, and large agricultural accounts that use propane for crop drying.

Supply

Our propane supply is purchased from approximately 61 oil companies and natural gas processors at approximately 110 supply points located in the United States and Canada. We make purchases primarily under one-year agreements that are subject to annual renewal, and also purchase propane on the spot market. Supply contracts generally provide for pricing in accordance with posted prices at the time of delivery or the current prices established at major storage points, and some contracts include a pricing formula that typically is based on prevailing market prices. Some of these agreements provide maximum and minimum seasonal purchase guidelines. Propane is generally transported from refineries, pipeline terminals, storage facilities (including our storage facility in Elk Grove, California) and coastal terminals to our customer service centers by a combination of common carriers, owner-operators and railroad tank cars. See “—Properties.”

Historically, supplies of propane have been readily available from our supply sources. Although we make no assurance regarding the availability of supplies of propane in the future, we currently expect to be able to secure adequate supplies during fiscal 2012. During fiscal 2011, Targa Liquids Marketing and Trade (“Targa”) and Enterprise Products Operating L.P. (“Enterprise”) provided approximately 17% and 11% of our total propane purchases, respectively. The availability of our propane supply is dependent on several factors, including the severity of winter weather and the price and availability of competing fuels, such as natural gas and fuel oil. We believe that if supplies from Targa or Enterprise were interrupted, we would be able to secure adequate propane supplies from other sources without a material disruption of our operations. Nevertheless, the cost of acquiring such propane might be higher and, at least on a short-term basis, our margins could be affected. Approximately 96% of our total propane purchases were from domestic suppliers in fiscal 2011.

We seek to reduce the effect of propane price volatility on our product costs and to help ensure the availability of propane during periods of short supply. We are currently a party to forward and option contracts with various third parties to purchase and sell propane at fixed prices in the future. These activities are monitored by our senior management through enforcement of our Hedging and Risk Management Policy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview—Hedging and Risk Management Activities.”

We own and operate a large propane storage facility in California. We also operate smaller storage facilities in other locations and have rights to use storage facilities in additional locations. These storage facilities enable us to buy and store large quantities of propane particularly during periods of low demand, which generally occur during the summer months. This practice helps ensure a more secure supply of propane during periods of intense demand or price instability. As of September 24, 2011, the majority of our storage capacity in California was leased to third parties.

Competition

According to the Energy Information Administration’s Short-Term Energy Outlook Model Documentation (November 2009), propane ranks as the fourth most important source of residential energy in the nation, with about 5% of all households using propane as their primary space heating fuel. This level has not changed materially over the previous two decades. As an energy source, propane competes primarily with natural gas, electricity and fuel oil, principally on the basis of price, availability and portability.

Propane is more expensive than natural gas on an equivalent BTU basis in locations serviced by natural gas, but it is an alternative or supplement to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Historically, the expansion of natural gas into traditional propane markets has been inhibited by the capital costs required to expand pipeline and retail distribution systems. Although the recent extension of natural gas pipelines to previously unserved geographic areas tends to displace propane distribution in those areas, we believe new opportunities for propane sales may arise as new neighborhoods are developed in geographically remote areas. Over the last year or so, fewer new housing developments have been started in our service areas as a result of recent economic circumstances.

Propane has some relative advantages over other energy sources. For example, in certain geographic areas, propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Utilization of fuel oil is geographically limited (primarily in the northeast), and even in that region, propane and fuel oil are not significant competitors because of the cost of converting from one to the other.

In addition to competing with suppliers of other energy sources, our propane operations compete with other retail propane distributors. The retail propane industry is highly fragmented and competition generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Based on industry statistics contained in 2009 Sales of Natural Gas Liquids and Liquefied Refinery Gases, as published by the American Petroleum Institute in December 2010, and LP/Gas Magazine dated February 2011, the ten largest retailers, including us, account for approximately 39% of the total retail sales of propane in the United States. For fiscal years 2009 through 2011, no single marketer had a greater than 10% share of the total retail propane market in the United States. Each of our customer service centers operates in its own competitive environment because retail marketers tend to locate in close proximity to customers in order to lower the cost of providing service. Our typical customer service center has an effective marketing radius of approximately 50 miles, although in certain areas the marketing radius may be extended by one or more satellite offices. Most of our customer service centers compete with five or more marketers or distributors.

Fuel Oil and Refined Fuels

Product Distribution and Marketing

We market and distribute fuel oil, kerosene, diesel fuel and gasoline to approximately 48,000 residential and commercial customers in the northeast region of the United States. Sales of fuel oil and refined fuels for fiscal 2011 amounted to 37.2 million gallons. Approximately 71% of the fuel oil and refined fuels gallons sold by us in fiscal 2011 were to residential customers, principally for home heating, 4% were to commercial customers, 1% were to agricultural and 5% to other users. Sales of diesel and gasoline accounted for the remaining 19% of total volumes sold in this segment during fiscal 2011. Fuel oil has a more limited use, compared to propane, and is used almost exclusively for space and water heating in residential and commercial buildings. We sell diesel fuel and gasoline to commercial and industrial customers for use primarily to operate motor vehicles.

Approximately 46% of our fuel oil customers receive their fuel oil under an automatic delivery system. These deliveries are scheduled through computer technology, based upon each customer’s historical consumption patterns and prevailing weather conditions. Additionally, we offer our customers a budget payment plan whereby the customer’s estimated annual fuel oil purchases are paid for in a series of estimated equal monthly payments over a twelve-month period. From our customer service centers, we also sell, install and service equipment to customers who purchase fuel oil from us including heating appliances.

Deliveries of fuel oil are usually made to customers by means of tankwagon trucks, which have capacities ranging from 2,500 gallons to 3,000 gallons. Fuel oil is pumped from the tankwagon truck into a stationary storage tank that is located on the customer’s premises, which is owned by the customer. The capacity of customer storage tanks ranges from approximately 275 gallons to approximately 1,000 gallons. No single customer accounted for 10% or more of our fuel oil revenues during fiscal 2011.

Supply

We obtain fuel oil and other refined fuels in pipeline, truckload or tankwagon quantities, and have contracts with certain pipeline and terminal operators for the right to temporarily store fuel oil at 13 terminal facilities we do not own. We have arrangements with certain suppliers of fuel oil, which provide open access to fuel oil at specific terminals throughout the northeast. Additionally, a portion of our purchases of fuel oil are made at local wholesale terminal racks. In most cases, the supply contracts do not establish the price of fuel oil in advance; rather, prices are typically established based upon market prices at the time of delivery plus or minus a differential for transportation and volume discounts. We purchase fuel oil from more than 20 suppliers at approximately 60 supply points. While fuel oil supply is more susceptible to longer periods of supply constraint than propane, we believe that our supply arrangements will provide us with sufficient supply sources. Although we make no assurance regarding the availability of supplies of fuel oil in the future, we currently expect to be able to secure adequate supplies during fiscal 2012.

Competition

The fuel oil industry is a mature industry with total demand expected to remain relatively flat to moderately declining. The fuel oil industry is highly fragmented, characterized by a large number of relatively small, independently owned and operated local distributors. We compete with other fuel oil distributors offering a broad range of services and prices, from full service distributors to those that solely offer the delivery service. We have developed a wide range of sales programs and service offerings for our fuel oil customer base in an attempt to be viewed as a full service energy provider and to build customer loyalty. For instance, like most companies in the fuel oil business, we provide home heating equipment repair service to our fuel oil customers on a 24-hour a day basis. The fuel oil business unit also competes for retail customers with suppliers of alternative energy sources, principally natural gas, propane and electricity.

Natural Gas and Electricity

We market natural gas and electricity through our wholly-owned subsidiary, Agway Energy Services, LLC (“AES”), in the deregulated markets of New York and Pennsylvania primarily to residential and small commercial customers. Historically, local utility companies provided their customers with all three aspects of electric and natural gas service: generation, transmission and distribution. However, under deregulation, public utility commissions in several states are licensing energy service companies, such as AES, to act as alternative suppliers of the commodity to end consumers. In essence, we make arrangements for the supply of electricity or natural gas to specific delivery points. The local utility companies continue to distribute electricity and natural gas on their distribution systems. The business strategy of this business segment is to expand its market share by concentrating on growth in the customer base and expansion into other deregulated markets that are considered strategic markets.

We serve nearly 87,000 natural gas and electricity customers in New York and Pennsylvania. During fiscal 2011, we sold approximately 4.1 million dekatherms of natural gas and 613.9 million kilowatt hours of electricity through the natural gas and electricity segment. Approximately 75% of our customers were residential households and the remainder were small commercial and industrial customers. New accounts are obtained through numerous marketing and advertising programs, including telemarketing and direct mail initiatives. Most local utility companies have established billing service arrangements whereby customers receive a single bill from the local utility company which includes distribution charges from the local utility company, as well as product charges for the amount of natural gas or electricity provided by AES and utilized by the customer. We have arrangements with several local utility companies that provide billing and collection services for a fee. Under these arrangements, we are paid by the local utility company for all or a portion of customer billings after a specified number of days following the customer billing with no further recourse to AES.

Supply of natural gas is arranged through annual supply agreements with major national wholesale suppliers. Pricing under the annual natural gas supply contracts is based on posted market prices at the time of delivery, and some contracts include a pricing formula that typically is based on prevailing market prices. The majority of our electricity requirements is purchased through the New York Independent System Operator (“NYISO”) under an annual supply agreement, as well as purchase arrangements through other national wholesale suppliers on the open market. Electricity pricing under the NYISO agreement is based on local market indices at the time of delivery. Competition is primarily with local utility companies, as well as other marketers of natural gas and electricity providing similar alternatives as AES.

All Other

We sell, install and service various types of whole-house heating products, air cleaners, humidifiers, hearth products and space heaters to the customers of our propane, fuel oil, natural gas and electricity businesses. Our supply needs are filled through supply arrangements with several large regional equipment manufacturers and distribution companies. Competition in this business segment is primarily with small, local heating and ventilation providers and contractors, as well as, to a lesser extent, other regional service providers. The focus of our ongoing service offerings are in support of the service needs of our existing customer base within our propane, refined fuels and natural gas and electricity business segments. Additionally, we have entered into arrangements with third-party service providers to complement and, in certain instances, supplement our existing service capabilities.

In addition, activities from our HomeTown Hearth & Grill and Suburban Franchising subsidiaries are also included in the all other business category.

Seasonality

The retail propane and fuel oil distribution businesses, as well as the natural gas marketing business, are seasonal because the primary use of these fuels is for heating residential and commercial buildings. Historically, approximately two-thirds of our retail propane volume is sold during the six-month peak heating season from October through March. The fuel oil business tends to experience greater seasonality given its more limited use for space heating, and approximately three-fourths of our fuel oil volumes are sold between October and March. Consequently, sales and operating profits are concentrated in our first and second fiscal quarters. Cash flows from operations, therefore, are greatest during the second and third fiscal quarters when customers pay for product purchased during the winter heating season. We expect lower operating profits and either net losses or lower net income during the period from April through September (our third and fourth fiscal quarters).

Weather conditions have a significant impact on the demand for our products, in particular propane, fuel oil and natural gas, for both heating and agricultural purposes. Many of our customers rely on propane, fuel oil or natural gas primarily as a heating source. Accordingly, the volume sold is directly affected by the severity of the winter weather in our service areas, which can vary substantially from year to year. In any given area, sustained warmer than normal temperatures will tend to result in reduced propane, fuel oil and natural gas consumption, while sustained colder than normal temperatures will tend to result in greater consumption.

Trademarks and Tradenames

We utilize a variety of trademarks and tradenames owned by us, including “Suburban Propane,” “Gas Connection,” “Suburban Cylinder Express” and “HomeTown Hearth & Grill.” Additionally, we hold rights to certain trademarks and tradenames, including “Agway Propane,” “Agway” and “Agway Energy Products” in connection with the distribution of petroleum-based fuel and sales and service of heating and ventilation products. We regard our trademarks, tradenames and other proprietary rights as valuable assets and believe that they have significant value in the marketing of our products and services.

Government Regulation; Environmental and Safety Matters

We are subject to various federal, state and local environmental, health and safety laws and regulations. Generally, these laws impose limitations on the discharge of pollutants and establish standards for the handling of solid and hazardous wastes and can require the investigation and cleanup of environmental contamination. These laws include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Clean Air Act, the Occupational Safety and Health Act, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state statutes. CERCLA, also known as the “Superfund” law, imposes joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release or threatened release of a “hazardous substance” into the environment. Propane is not a hazardous substance within the meaning of CERCLA, whereas some constituents contained in fuel oil are considered hazardous substances. We own real property at locations where such hazardous substances may be present as a result of prior activities.

We expect that we will be required to expend funds to participate in the remediation of certain sites, including sites where we have been designated by the Environmental Protection Agency as a potentially responsible party under CERCLA and at sites with aboveground and underground fuel storage tanks. We will also incur other expenses associated with environmental compliance. We continually monitor our operations with respect to potential environmental issues, including changes in legal requirements and remediation technologies.

Through an acquisition in fiscal 2004, we acquired certain properties with either known or probable environmental exposure, some of which are currently in varying stages of investigation, remediation or monitoring. Additionally, we identified that certain active sites acquired contained environmental conditions which required further investigation, future remediation or ongoing monitoring activities. The environmental exposures included instances of soil and/or groundwater contamination associated with the handling and storage of fuel oil, gasoline and diesel fuel. As of September 24, 2011, we had accrued environmental liabilities of $0.6 million representing the total estimated future liability for remediation and monitoring.

Estimating the extent of our responsibility at a particular site, and the method and ultimate cost of remediation of that site, requires making numerous assumptions. As a result, the ultimate cost to remediate any site may differ from current estimates, and will depend, in part, on whether there is additional contamination, not currently known to us, at that site. However, we believe that our past experience provides a reasonable basis for estimating these liabilities. As additional information becomes available, estimates are adjusted as necessary. While we do not anticipate that any such adjustment would be material to our financial statements, the result of ongoing or future environmental studies or other factors could alter this expectation and require recording additional liabilities. We currently cannot determine whether we will incur additional liabilities or the extent or amount of any such liabilities.

National Fire Protection Association (“NFPA”) Pamphlet Nos. 54 and 58, which establish rules and procedures governing the safe handling of propane, or comparable regulations, have been adopted, in whole, in part or with state addenda, as the industry standard for propane storage, distribution and equipment installation and operation in all of the states in which we operate. In some states these laws are administered by state agencies, and in others they are administered on a municipal level.

NFPA Pamphlet Nos. 30, 30A, 31, 385 and 395, which establish rules and procedures governing the safe handling of distillates (fuel oil, kerosene and diesel fuel) and gasoline, or comparable regulations, have been adopted, in whole, in part or with state addenda, as the industry standard for fuel oil, kerosene, diesel fuel and gasoline storage, distribution and equipment installation/operation in all of the states in which we sell those products. In some states these laws are administered by state agencies and in others they are administered on a municipal level.

With respect to the transportation of propane, distillates and gasoline by truck, we are subject to regulations promulgated under the Federal Motor Carrier Safety Act. These regulations cover the transportation of hazardous materials and are administered by the United States Department of Transportation or similar state agencies. We conduct ongoing training programs to help ensure that our operations are in compliance with applicable safety regulations. We maintain various permits that are necessary to operate some of our facilities, some of which may be material to our operations. We believe that the procedures currently in effect at all of our facilities for the handling, storage and distribution of propane, distillates and gasoline are consistent with industry standards and are in compliance, in all material respects, with applicable laws and regulations.

The Department of Homeland Security (“DHS”) has published regulations under 6 CFR Part 27 Chemical Facility Anti-Terrorism Standards. We have 474 facilities registered with the DHS, of which 454 facilities have been determined to be “Not a High Risk Chemical Facility”. 20 facilities have been determined by DHS to be High Risk, Tier 4 (lowest level of security risk). Security Vulnerability Assessments for the 20 facilities have been submitted to the DHS and the DHS has reviewed 17 of them, requiring us to submit Site Security Plans for those facilities. Pending DHS review, the remaining 3 facilities may require Site Security Plans within 90 days of DHS notification. Because our facilities are currently operating under the security programs developed under guidelines issued by the Department of Transportation, Department of Labor and Environmental Protection Agency, we do not anticipate that we will incur significant costs in order to comply with these DHS regulations.

In December 2009, the U.S. Environmental Protection Agency (“EPA”) issued an “Endangerment Finding” under the Clean Air Act, determining that emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment because emissions of such gases may be contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs and require reporting by certain regulated facilities on an annual basis.

Both Houses of the United States Congress also have considered adopting legislation to reduce emissions of GHGs. In June 2009, the American Clean Energy and Security Act of 2009, also known as the Waxman-Markey Bill, passed in the U.S. House of Representatives, but the U.S. Senate’s version, The Clean Energy Jobs and American Power Act, or the Boxer-Kerry Bill, did not pass. Both bills sought to establish a “cap and trade” system for restricting GHG emissions. Under such system, certain sources of GHG emissions would be required to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. The number of emission allowances issued each year would decline as necessary to meet overall emission reduction goals. As the number of GHG emission allowances declines each year, the cost or value of allowances is expected to escalate significantly.

The adoption of federal or state climate change legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased capital and operating costs, with resulting impact on product price and demand. We cannot predict whether or in what form cap-and-trade provisions and renewable energy standards may be enacted. In addition, a possible consequence of climate change is increased volatility in seasonal temperatures. It is difficult to predict how the market for our fuels would be affected by increased temperature volatility, although if there is an overall trend of warmer temperatures, it could adversely affect our business.

Future developments, such as stricter environmental, health or safety laws and regulations thereunder, could affect our operations. We do not anticipate that the cost of our compliance with environmental, health and safety laws and regulations, including CERCLA, as currently in effect and applicable to known sites will have a material adverse effect on our financial condition or results of operations. To the extent we discover any environmental liabilities presently unknown to us or environmental, health or safety laws or regulations are made more stringent, however, there can be no assurance that our financial condition or results of operations will not be materially and adversely affected.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act regulates derivative transactions, which include certain instruments used by Suburban for risk management activities.

The Dodd-Frank Act requires the Commodity Futures Trading Commission (the “CFTC”) and the SEC to promulgate rules and regulations relating to, among other things, swaps, participants in the derivatives markets, clearing of swaps and reporting of swap transactions. In general, the Dodd-Frank Act subjects swap transactions and participants to greater regulation and supervision by the CFTC and the SEC and will require many swaps to be cleared through a registered CFTC- or SEC-clearing facility and executed on a designated exchange or swap execution facility. There are some exceptions to these requirements for entities that use swaps to hedge or mitigate commercial risk. While we may ultimately be eligible for such exceptions, the scope of these exceptions currently is somewhat uncertain, pending further definition through rulemaking.

Among the other provisions of the Dodd-Frank Act that may affect derivative transactions are those relating to establishment of capital and margin requirements for certain derivative participants; establishment of business conduct standards, recordkeeping and reporting requirements; and imposition of position limits.

Although the Dodd-Frank Act imposes significant new regulatory requirements with respect to derivatives, the impact of the requirements will not be known definitively until final regulations have been adopted by the CFTC and the SEC. The new legislation and regulations promulgated thereunder could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to us.

Properties

As of September 24, 2011, we owned approximately 66% of our customer service center and satellite locations and leased the balance of our retail locations from third parties. We own and operate a 22 million gallon refrigerated, aboveground propane storage facility in Elk Grove, California. Additionally, we own our principal executive offices located in Whippany, New Jersey.

The transportation of propane requires specialized equipment. The trucks and railroad tank cars utilized for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of September 24, 2011, we had a fleet of 6 transport truck tractors, of which we owned two, and 23 railroad tank cars, of which we owned none. In addition, as of September 24, 2011 we had 668 bobtail and rack trucks, of which we owned 33%, 88 fuel oil tankwagons, of which we owned 25%, and 866 other delivery and service vehicles, of which we owned 41%. We lease the vehicles we do not own. As of September 24, 2011, we also owned 655,003 customer propane storage tanks with typical capacities of 100 to 500 gallons, 139,813 customer propane storage tanks with typical capacities of over 500 gallons and 217,842 portable propane cylinders with typical capacities of five to ten gallons.

Employees

As of September 24, 2011, we had 2,385 full time employees, of whom 477 were engaged in general and administrative activities (including fleet maintenance), 37 were engaged in transportation and product supply activities and 1,871 were customer service center employees. As of September 24, 2011, 44 of our employees were represented by 5 different local chapters of labor unions. We believe that our relations with both our union and non-union employees are satisfactory. From time to time, we hire temporary workers to meet peak seasonal demands.

Legal Proceedings

Our operations are subject to all operating hazards and risks normally incidental to handling, storing and delivering combustible liquids such as propane. We have been, and will continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business, both as a result of these operating hazards and risks, and as a result of other aspects of our business. In this last regard, we are currently a defendant in suits in several states, including two putative class actions in which no class has yet been certified. The complaints allege a number of commercial claims, including as to our pricing, fee disclosure and tank ownership, under various consumer statutes, the Uniform Commercial Code, common law and antitrust law. Based on the nature of the allegations under these commercial suits, we believe that the suits are without merit and we are contesting each of these suits vigorously. With respect to the pending commercial suits, other than for legal defense fees and expenses, based on the merits of the allegations and discovery to date, no liability for a loss contingency is required. We are self-insured for general and product, workers’ compensation and automobile liabilities up to predetermined thresholds above which third party insurance applies. As of March 24, 2012 and September 24, 2011, we had accrued insurance liabilities of $49.9 million and $52.9 million, respectively, representing the total estimated losses under these self-insurance programs. For the portion of the estimated self-insurance liability that exceeds insurance deductibles, we record an asset within other assets (or other current assets, as applicable) related to the amount of the liability expected to be covered by insurance, which amounted to $16.6 million and $17.5 million as of March 24, 2012 and September 24, 2011, respectively.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to the members of the Board of Supervisors and our executive officers as of May 1, 2012. Officers are appointed by the Board of Supervisors for one-year terms and Supervisors are elected by the holders of our common units for three-year terms.

Name	Age	Position With Suburban
Michael J. Dunn, Jr.	62	President and Chief Executive Officer; Member of the Board of Supervisors
Michael A. Stivala	43	Chief Financial Officer
Michael M. Keating	58	Senior Vice President—Administration
A. Davin D’Ambrosio	48	Vice President and Treasurer
Paul Abel	59	Vice President, General Counsel and Secretary
Mark Anton, II	54	Vice President—Business Development
Steven C. Boyd	48	Vice President—Field Operations
Douglas T. Brinkworth	50	Vice President—Product Supply
Michael Kuglin	42	Vice President and Chief Accounting Officer
Neil Scanlon	46	Vice President—Information Services
Mark Wienberg	50	Vice President—Operational Support and Analysis
Harold R. Logan, Jr.	67	Member of the Board of Supervisors (Chairman)
John Hoyt Stookey	82	Member of the Board of Supervisors (Chairman of the Compensation Committee)
Dudley C. Mecum	77	Member of the Board of Supervisors
John D. Collins	73	Member of the Board of Supervisors (Chairman of the Audit Committee)
Jane Swift	47	Member of the Board of Supervisors

Michael J. Dunn

Mr. Dunn has served as our President since May 2005 and as our Chief Executive Officer since September 2009. Mr. Dunn has served as a Supervisor since July 1998. From June 1998 until May 2005 he was Senior Vice President, becoming Senior Vice President—Corporate Development in November 2002. He was Vice President—Procurement and Logistics from March 1997 until June 1998. Before joining Suburban, Mr. Dunn was Vice President of Commodity Trading for the investment banking firm of Goldman Sachs & Company (“Goldman Sachs”). Mr. Dunn is the sole member of Suburban’s General Partner.

Mr. Dunn’s qualifications to sit on our Board include his more than 14 years of experience in the propane industry, including as our President for the past 7 years and Chief Executive Officer for the past 3 years, which day to day leadership roles have provided him with intimate knowledge of our operations.

Michael A. Stivala

Mr. Stivala has served as our Chief Financial Officer since November 2009, and, before that, as our Chief Financial Officer and Chief Accounting Officer since October 2007. Prior to that he was our Controller and Chief Accounting Officer since May 2005 and Controller since December 2001. Before joining Suburban, he held several positions with PricewaterhouseCoopers LLP, an international accounting firm, most recently as Senior Manager in the Assurance practice. Mr. Stivala is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

Michael M. Keating

Mr. Keating has served as Senior Vice President—Administration since July 2009. From July 1996 to that date he was Vice President—Human Resources and Administration. He previously held senior human resource positions at Hanson Industries (the United States management division of Hanson plc, a global diversified industrial conglomerate) and Quantum Chemical Corporation (“Quantum”), a predecessor of Suburban.

A. Davin D’Ambrosio

Mr. D’Ambrosio has served as our Treasurer since November 2002 and was additionally made a Vice President in October 2007. He served as our Assistant Treasurer from October 2000 to November 2002 and as our Director of Treasury Services from January 1998 to October 2000. Mr. D’Ambrosio joined Suburban in May 1996 after ten years in the commercial banking industry.

Paul Abel

Mr. Abel has served as our General Counsel and Secretary since June 2006 and was additionally made a Vice President in October 2007. From May 2005 until June 2006, Mr. Abel was Assistant General Counsel of Velocita Wireless, L.P., the owner and operator of a nationwide wireless data network. From 1998 until May 2005, Mr. Abel was Vice President, Secretary and General Counsel of AXS-One Inc. (formerly known as Computron Software, Inc.), an international business software company.

Mark Anton, II

Mr. Anton has served as Vice President—Business Development since he joined Suburban in 1999. Prior to joining Suburban, Mr. Anton worked as an Area Manager for another large multi-state propane marketer and was a Vice President at several large investment banking organizations.

Steven C. Boyd

Mr. Boyd has served as Vice President—Field Operations (formerly Vice President—Operations) since October 2008. Prior to that he was Southeast and Western Area Vice President since March 2007, Managing Director—Area Operations since November 2003 and Regional Manager—Northern California since May 1997. Mr. Boyd held various managerial positions with predecessors of Suburban from 1986 through 1996.

Douglas T. Binkworth

Mr. Brinkworth has served as Vice President—Product Supply (formerly Vice President—Supply) since May 2005. Mr. Brinkworth joined Suburban in April 1997 after a nine year career with Goldman Sachs and, since joining Suburban, has served in various positions in the product supply area.

Michael Kuglin

Mr. Kuglin has served as Vice President and Chief Accounting Officer since November 2011. Prior to that he was Controller and Chief Accounting Officer since November 2009 and Controller since October 2007. For the eight years prior to joining Suburban he held several financial and managerial positions with Alcatel-Lucent, a global communications solutions provider. Prior to Alcatel-Lucent, Mr. Kuglin held several positions with the international accounting firm PricewaterhouseCoopers LLP, most recently Manager in the Assurance practice. Mr. Kuglin is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

Neil Scanlon

Mr. Scanlon became Vice President—Information Services in November 2008. Prior to that he served as Assistant Vice President—Information Services since November 2007, Managing Director—Information Services from November 2002 to November 2007 and Director—Information Services from April 1997 until November 2002. Prior to joining Suburban, Mr. Scanlon spent several years with JP Morgan & Co., most recently as Vice President—Corporate Systems and earlier held several positions with Andersen Consulting, an international systems consulting firm, most recently as Manager.

Mark Wienberg

Mr. Wienberg has served as Vice President—Operational Support and Analysis (formerly Vice President— Operational Planning) since October 2007. Prior to that he served as Managing Director, Financial Planning and Analysis from October 2003 to October 2007 and as Director, Financial Planning and Analysis from July 2001 to October 2003. Prior to joining Suburban, Mr. Wienberg was Assistant Vice President—Finance of International Home Foods Corp., a consumer products manufacturer.

Harold R. Logan, Jr.

Mr. Logan has served as a Supervisor since March 1996 and was elected as Chairman of the Board of Supervisors in January 2007. Mr. Logan is a Co-Founder and, from 2006 to the present has been serving as a Director of Basic Materials and Services LLC, an investment company that has invested in companies that provide specialized infrastructure services and materials for the pipeline construction industry and the sand/silica industry. From 2003 to September 2006, Mr. Logan was a Director and Chairman of the Finance Committee of the Board of Directors of TransMontaigne Inc., which provided logistical services (i.e. pipeline, terminaling and marketing) to producers and end-users of refined petroleum products. From 1995 to 2002, Mr. Logan was Executive Vice President/Finance, Treasurer and a Director of TransMontaigne Inc. From 1987 to 1995, Mr. Logan served as Senior Vice President of Finance and a Director of Associated Natural Gas Corporation, an independent gatherer and marketer of natural gas, natural gas liquids and crude oil. Mr. Logan is also a Director of Cimarex Energy Co. (where he serves as Lead Director), Graphic Packaging Holding Company and Hart Energy Publishing LLP, and, until it was sold in 2007, served as a Director of The Houston Exploration Company.

Over the past 40 years, Mr. Logan’s education, investment banking/venture capital experience and business/financial management experience have provided him with a comprehensive understanding of business and finance. Most of Mr. Logan’s business experience has been in the energy industry, both in investment banking and as a senior financial officer and director of publicly-owned energy companies. Mr. Logan’s expertise and experience have been relevant to his responsibilities of providing oversight and advice to the managements of public companies, and is of particular benefit in his role as our Chairman. Since 1996, Mr. Logan has been a director of nine public companies and has served on audit, compensation and governance committees.

John Hoyt Stookey

Mr. Stookey has served as a Supervisor since March 1996. He was Chairman of the Board of Supervisors from March 1996 through January 2007. From 1986 until September 1993, he was the Chairman, President and Chief Executive Officer of Quantum. He served as non-executive Chairman and a Director of Quantum from its acquisition by Hanson plc, a global diversified industrial conglomerate, in September 1993 until October 1995, at which time he retired. Since then, Mr. Stookey has served as a trustee for a number of non-profit organizations, including founding and serving as non-executive Chairman of Per Scholas Inc. (a non-profit organization dedicated to using technology to improve the lives of residents of the South Bronx) and Landmark Volunteers (places high school students in volunteer positions with non-profit organizations during summer vacations) and has also served on the Board of Directors of The Clark Foundation, The Robert Sterling Clark Foundation and The Berkshire Taconic Community Foundation.

Mr. Stookey’s qualifications to sit on our Board include his extensive experience as Chief Executive Officer of four corporations (including a predecessor of Suburban) and his many years of service as a director of publicly-owned corporations and non-profit organizations.

Dudley C. Mecum

Mr. Mecum has served as a Supervisor since June 1996. He was a Managing Director of Capricorn Holdings, LLC (a sponsor of and investor in leveraged buyouts) from 1997 to 2011, and a partner of G.L. Ohrstrom & Co. (a sponsor of and investor in leveraged buyouts) from 1989 to 1996. Until 2007, Mr. Mecum was a director of Citigroup, Inc.

Mr. Mecum’s qualifications to sit on our Board include his 20 years in public accounting, rising to the level of Vice Chairman of KPMG LLP, a public accounting firm, his service as Assistant Secretary of the Army for Installations and Logistics and his 15 years of service overseeing or managing various companies. Mr. Mecum has over 20 years of service as a director of various publicly-owned companies.

John D. Collins

Mr. Collins has served as a Supervisor since April 2007. He served with KPMG LLP, an international accounting firm, from 1962 until 2000, most recently as senior audit partner of its New York office. He has served as a United States representative on the International Auditing Procedures Committee, a committee of international accountants responsible for establishing international auditing standards. Mr. Collins is a Director of Montpelier Re and, until recently, was a Director of Columbia Atlantic Funds and Mrs. Fields Original Cookies, Inc.

Mr. Collins’ qualifications to sit on our Board, and serve as Chairman of its Audit Committee, include his 40 years of experience in public accounting, including 31 years as a partner supervising the audits of public companies. Mr. Collins has served on a number of AICPA and international accounting and auditing standards bodies.

Jane Swift

Ms. Swift has served as a Supervisor since April 2007. She is currently the CEO of Middlebury Interactive Languages, LLC, a marketer of world language products. From 2010 through July 2011, Ms. Swift served as Senior Vice President of ConnectEDU Inc., a private education technology company. In 2007, she founded WNP Consulting, LLC, a provider of expert advice and guidance to early stage education companies. From 2003 to 2006 she was a General Partner at Arcadia Partners, a venture capital firm focused on the education industry. She has previously served on the boards of K12, Inc. and Animated Speech Company and currently serves on the boards of Sally Ride Science Inc. and several not-for-profit boards, including The Republican Majority for Choice and Landmark Volunteers, Inc. Prior to joining Arcadia, Ms. Swift served for 15 years in Massachusetts state government, becoming Massachusetts’ first woman governor in 2001.

Ms. Swift’s qualifications to sit on our Board include her strong skills in public policy and government relations and her extensive knowledge of regulatory matters arising from her 15 years in state government.

Codes of Ethics and of Business Conduct

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and principal accounting officer, and a Code of Business Conduct that applies to all of our employees, officers and Supervisors. A copy of our Code of Ethics and our Code of Business Conduct is available without charge from our website at www.suburbanpropane.com or upon written request directed to: Suburban Propane Partners, L.P., Investor Relations, P.O. Box 206, Whippany, New Jersey 07981-0206. The information contained on or accessible through our website is not part of this prospectus or the Form S-1. Any amendments to, or waivers from, provisions of our Code of Ethics or our Code of Business Conduct that apply to our principal executive officer, principal financial officer and principal accounting officer will be posted on our website.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines and Policies in accordance with the NYSE corporate governance listing standards in effect as of the date of this prospectus. A copy of our Corporate Governance Guidelines is available without charge from our website at www.suburbanpropane.com or upon written request directed to: Suburban Propane Partners, L.P., Investor Relations, P.O. Box 206, Whippany, New Jersey 07981-0206. The information contained on or accessible through our website is not part of this prospectus or the Form S-1.

Audit Committee Charter

We have adopted a written Audit Committee Charter in accordance with the NYSE corporate governance listing standards in effect as of the date of this prospectus. The Audit Committee Charter is reviewed periodically to ensure that it meets all applicable legal and NYSE listing requirements. A copy of our Audit Committee Charter is available without charge from our website at www.suburbanpropane.com or upon written request directed to: Suburban Propane Partners, L.P., Investor Relations, P.O. Box 206, Whippany, New Jersey 07981-0206. The information contained on or accessible through our website is not part of this prospectus or the Form S-1.

Compensation Committee Charter

Five Supervisors, who are not officers or employees of Suburban or its subsidiaries, serve on the Compensation Committee. We have adopted a Compensation Committee Charter in accordance with the NYSE corporate governance listing standards in effect as of the date of this prospectus. A copy of our Compensation Committee Charter is available without charge from our website at www.suburbanpropane.com or upon written request directed to: Suburban Propane Partners, L.P., Investor Relations, P.O. Box 206, Whippany, New Jersey 07981-0206. The information contained on or accessible through our website is not part of this prospectus or the Form S-1.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis explains our executive compensation philosophy, policies and practices with respect to the following executive officers of Suburban, which we refer to as the “named executive officers”: Mr. Dunn, our President and Chief Executive Officer; Mr. Stivala, our Chief Financial Officer; and the other three most highly compensated executive officers, Mr. Boyd, our Vice President of Field Operations; Mr. Wienberg, our Vice President of Operational Support and Analysis and Mr. Brinkworth, our Vice President of Product Supply.

Executive Compensation Philosophy and Components

The objectives of our executive compensation program are as follows:

•	The attraction and retention of talented executives who have the skills and experience required to achieve our goals; and

•	The alignment of the short-term and long-term interests of our executive officers with the short-term and long-term interests of holders of our common units.

We accomplish these objectives by providing our executives with compensation packages that combine various components that are specifically linked to either short-term or long-term performance measures. Therefore, our executive compensation packages are designed to achieve our overall goal of sustainable, profitable growth by rewarding our executive officers for behaviors that facilitate our achievement of this goal.

The principal components of the compensation we provide to our named executive officers are as follows:

•	Base salary;

•	Cash incentives paid under a performance-based annual bonus plan;

•	Long-Term Incentive Plan awards; and

•	Awards of restricted units under the Restricted Unit Plans.

We align the short-term and long-term interests of our executive officers with the short-term and long-term interests of holders of our common units by:

•	Providing our executive officers with an annual incentive target that encourages them to achieve or exceed targeted financial results and operating performance for the fiscal year;

•	Providing a long-term incentive plan that encourages our executive officers to implement activities and practices conducive to sustainable, profitable growth; and

•

Providing our executive officers with restricted units in order to retain the services of the participating executive officers over a five-year period while simultaneously encouraging behaviors conducive to the long-term appreciation of our common units.

Establishing Executive Compensation

The Compensation Committee (the “Committee”) is responsible for overseeing our executive compensation program. In accordance with its charter, available on our website at www.suburbanpropane.com, the Committee ensures that the compensation packages provided to our executive officers are designed in accordance with our compensation philosophy. The Committee reviews and approves the compensation packages of our managing directors, assistant vice presidents, vice presidents and our named executive officers.

Annually, our Senior Vice President of Administration prepares a comprehensive analysis of each executive officer’s past and current compensation to assist the Committee in the assessment and determination of executive compensation packages for the subsequent fiscal year. The Committee considers a number of factors in establishing the compensation packages for each executive officer, including, but not limited to, tenure, scope of responsibility and individual performance. The relative importance assigned to each of these factors by the Committee may differ from executive to executive. The performance of each of our executive officers is continually assessed by the Committee and by our highest-ranking executive officers and also factors into the decision-making process, particularly in relation to promotions and increases in base compensation. In addition, as part of the Committee’s annual review of each executive officer’s total compensation package, the Committee is provided with benchmarking data for comparison. The benchmarking data is just one of a number of factors considered by the Committee, but is not necessarily the most persuasive factor.

The benchmarking data provided to the Committee for the 2011 fiscal year was derived from the Mercer Human Resource Consulting, Inc. (“Mercer”) Benchmark Database containing information obtained from surveys of over 2,269 organizations and approximately 201 positions which may include similarly-sized national propane marketers. The Committee does not base its benchmarking solely on a peer group of other propane marketers. The use of the Mercer database provides a broad base of compensation benchmarking information for companies of a similar size to Suburban. The benchmarking information used by the Committee consisted of organizations included in the Mercer database that report median annual revenues of between $1.4 billion and $3.8 billion per year.

The Committee believes that using the Mercer database to evaluate “total cash compensation opportunities” is appropriate because of the proximity of Suburban’s headquarters to New York City and the need to realistically compete for skilled executives in an environment shared by numerous other enterprises that seek similarly skilled employees. The Committee chooses not to base its benchmarking on the compensation practices of other propane marketers due to the fact that the other, similarly-sized propane marketers compete for executives in vastly different economic environments.

Conversely, for the reasons set forth under the subheading “2003 Long-Term Incentive Plan” below, the Committee decided to include other propane marketers, structured as publicly traded partnerships, in the peer group it selected for the 2003 Long-Term Incentive Plan. Earning a payment under the 2003 Long-Term Incentive Plan is dependent upon the performance (referred to in the plan document as “total return to unitholders”) of our common units relative to the unit performance of a peer group of eleven other master limited partnerships over a three-year measurement period.

In making their decisions regarding executive compensation packages for the coming fiscal year, the members of the Committee review the total cash compensation opportunities that were provided to our executive officers during the just completed fiscal year. Each executive officer’s “total cash compensation opportunity” consists of base salary, an annual cash bonus, and 2003 Long-Term Incentive Plan awards. The Committee then compares each executive officer’s total cash compensation opportunity to the total mean cash compensation opportunity for the parallel position in the Mercer database. By focusing on each executive officer’s total cash compensation opportunity as a whole, instead of on single components of compensation such as base salary, when it met on November 9, 2010, the Committee created fiscal 2011 compensation packages for our executive officers that emphasized the performance-based components of compensation.

Role of Executive Officers and the Compensation Committee in the Compensation Process

The Committee establishes and enforces our general compensation philosophy in consultation with our President and Chief Executive Officer. The role of our President and Chief Executive Officer in the executive compensation process is to recommend individual pay adjustments for the executive officers, other than himself, to the Committee based on market conditions, our performance, and individual performance. With the assistance of our Senior Vice President of Administration, our President and Chief Executive Officer presents the Committee with information comparing each executive officer’s compensation to the mean compensation figures provided in the Mercer database.

The Partnership’s sole use of the Mercer database was to provide the Committee with benchmarking data. Therefore, neither our President and Chief Executive Officer nor our Senior Vice President of Administration met with representatives from Mercer. The information provided by Mercer was derived from a proprietary database maintained by Mercer and, as such, there was no formal consultancy role played by them. The Committee believes that the Mercer benchmarking data, which is provided to the Committee by our Senior Vice President of Administration, can be used by the Committee as an objective benchmark on which decisions relative to executive compensation can be based. In the course of its deliberations, the Committee compares the objective data obtained from the Mercer database to the internal analyses prepared by our Senior Vice President of Administration.

Among other duties, the Committee has overall responsibility for:

•	Reviewing and approving compensation of our President and Chief Executive Officer, Chief Financial Officer and our other executive officers;

•	Reporting to the Board of Supervisors any and all decisions regarding compensation changes for our President and Chief Executive Officer, Chief Financial Officer and our other executive officers;

•	Evaluating and approving our annual cash bonus plan, long-term incentive plan, restricted unit plan, as well as all other executive compensation policies and programs;

•	Administering and interpreting the compensation plans that constitute each component of our executive officers’ compensation packages; and

•	Engaging consultants, when appropriate, to provide independent, third-party advice on executive officer-related compensation.

Allocation Among Components

Under our compensation structure, the mix of base salary, cash bonus and long-term compensation provided to each executive officer varies depending on his or her position. The base salary for each executive officer is the only fixed component of compensation. All other cash compensation, including annual cash bonuses and long-term incentive compensation, is variable in nature as it is dependent upon achievement of certain performance measures. The following table summarizes the components as percentages of each named executive officer’s total cash compensation opportunity in fiscal 2011 (as determined at the Committee’s November 9, 2010 meeting).

	Base Salary	Cash Bonus Target	Long-Term Incentive
Michael J. Dunn, Jr.	40%	40%	20%
Michael A. Stivala	45%	36%	19%
Steven C. Boyd	45%	36%	19%
Mark Wienberg	45%	36%	19%
Douglas T. Brinkworth	45%	36%	19%

In allocating compensation among these components, we believe that the compensation of our senior-most levels of management—the levels of management having the greatest ability to influence our performance—should be at least 50% performance-based, while lower levels of management should receive a greater portion of their compensation in base salary. Additionally, our short-term and long-term incentive plans do not provide for minimum payments and are, thus, truly pay-for-performance compensation plans.

Internal Pay Equity

In determining the different compensation packages for each of our named executive officers, the Committee takes into consideration a number of factors, including the level of responsibility and influence that each named executive officer has over the affairs of Suburban, tenure with Suburban, individual performance and years of experience in his or her current position. The relative importance assigned to each of these factors by the Committee may differ from executive to executive. The Committee will also consider the existing level of equity ownership of each of our named executive officers when granting awards under our Restricted Unit Plans (see below for a description of these plans). As a result, different weights may be given to different components of compensation among each of our named executive officers. In addition, as discussed in the section above titled “—Allocation Among Components,” the compensation packages that we provide to our senior-most levels of management are, at a minimum, 50% performance-based. In order to align the interests of senior management with the interests of holders of our common units, we consider it requisite to accentuate the performance-based elements of the compensation packages that we provide to these individuals.

Base Salary

Base salaries for the named executive officers and all of our other executive officers, are reviewed and approved annually by the Committee. In order to determine base salary increases, the Committee’s practice is to compare each executive officer’s base salary with the corresponding mean salary provided in the Mercer database. The Committee usually determines base salary adjustments, which may be higher or lower than the comparative data, following an assessment of our overall results as well as each executive officer’s position, performance and scope of responsibility, while at the same time considering each executive officer’s previous total cash compensation opportunities. In accordance with this process, and the philosophy described above, the Committee did not adjust the base salaries of the named executive officers during fiscal 2011; instead, the Committee decided to increase each of the bonus target percentages of each of the named executive officers (with the exception of Mr. Dunn’s, whose bonus target percentage was already at 100%). The Committee reasoned that this action would further align the interests of management with the interests of holders of our common units. In the event of a promotion, a significant increase in an executive officer’s responsibilities, or a new hire, it is the Committee’s practice to review that executive officer’s base salary at that time and take such action as the Committee deems warranted.

The total base salary paid to each named executive officer in fiscal 2011 is reported in the column titled “Salary ($)” in the Summary Compensation Table for Fiscal 2011 below.

Annual Cash Bonus Plan

Annual cash bonuses (which fall within the SEC’s definition of “Non-Equity Incentive Plan Compensation” for the purposes of the Summary Compensation Table and otherwise) are earned by our executive officers in accordance with the objective performance provisions of our annual cash bonus plan.

The terms of our annual cash bonus plan provide for cash payments of a specified percentage (which, in fiscal 2011, ranged from 80% to 100%) of our named executive officers’ annual base salaries (“target cash bonus”) if, for the fiscal year, actual cash bonus plan EBITDA equals Suburban’s budgeted EBITDA. For purposes of calculating cash bonus plan EBITDA, the Committee customarily adjusts both budgeted and actual EBITDA (as defined in Item 6 of our Annual Report on Form 10-K for the year ended September 24, 2011) for various items considered to be non-recurring in nature; including, but not limited to, unrealized (non-cash) gains or losses on derivative instruments reported within cost of products sold in our statement of operations and gains or losses on the disposal of discontinued operations. Under the previous annual cash bonus plan, executive officers had the opportunity to earn between 90% and 110% of their target cash bonuses; however, beginning with fiscal 2011, executive officers have the opportunity to earn between 60% and 120% of their target cash bonuses, depending upon Suburban’s EBITDA performance in the fiscal year. Under the existing annual cash bonus plan, no bonuses are earned if actual cash bonus plan EBITDA is less than 90% of budgeted cash bonus plan EBITDA, and cash bonuses cannot exceed 120% of the target cash bonus even if actual cash bonus plan EBITDA is more than 120% of budgeted cash bonus plan EBITDA.

Although our annual cash bonus plan is generally administered using the formula described above, the Committee may exercise its broad discretionary powers to decrease or increase the annual cash bonus paid to a particular executive officer, upon the recommendation of our President and Chief Executive Officer, or the executive officers as a group, when the Committee recognizes that an adjustment is warranted. During fiscal 2011, fiscal 2010 and fiscal 2009, no such discretionary adjustments were made to the annual cash bonuses earned by our executives.

For fiscal 2011, our budgeted cash bonus plan EBITDA was $195 million (“Budgeted EBITDA”). Our actual cash bonus plan EBITDA was such that each of our executive officers earned 60% of his or her target cash bonus. The following table provides the fiscal 2011 budgeted cash bonus plan EBITDA targets that were established at the November 9, 2010 Compensation Committee meeting:

Hypothetical Fiscal 2011 Cash Bonus Plan EBITDA		Hypothetical Fiscal 2011 Cash Bonus Plan EBITDA Expressed as a Percentage of Budgeted Cash Bonus Plan EBITDA	Target Bonus Percentage that would have been Earned if Actual Cash Bonus Plan
Results (in Millions)			EBITDA Equaled the Figure in the First Column
$234.0		120%	120%
$214.5		110%	110%
$195.0	(1)	100%	100%
$185.3		95%	90%
$175.5		90%	60%

(1)	Budgeted cash bonus plan EBITDA for fiscal 2011.

The bonuses earned under the annual cash bonus plan by each of our named executive officers are reported in the column titled “Non-Equity Incentive Plan Compensation ($)” in the Summary Compensation Table for Fiscal 2011 below.

The fiscal 2011 target cash bonus percentages and target cash bonuses established for each named executive officer and the actual cash bonuses earned by each of them during fiscal 2011 are summarized as follows:

Name	2011 Target Cash Bonus as a % of Base Salary	2011 Target Cash Bonus	2011 Actual Cash Bonus Earned
Michael J. Dunn, Jr.	100%	$475,000	$285,000
Michael A. Stivala	80%	$220,000	$132,000
Steven C. Boyd	80%	$216,000	$129,600
Mark Wienberg	80%	$200,000	$120,000
Douglas T. Brinkworth	80%	$196,000	$117,600

For purposes of establishing the cash bonus targets for fiscal 2011, the Committee reviewed and approved our fiscal 2011 budgeted cash bonus plan EBITDA at its November 9, 2010 meeting. The budgeted cash bonus plan EBITDA is developed annually using a bottom-up process factoring in reasonable growth targets from the prior year’s performance, while at the same time attempting to reach a good balance between a target that is reasonably achievable, yet not assured. As described above, executive officers have the opportunity to earn between 60% and 120% of their target cash bonuses. Over the past three years, our actual cash bonus plan EBITDA was such that each of our executive officers earned 60%, 100%, and 110% of their respective target cash bonus for fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

The named executive officers’ target cash bonuses for fiscal 2012 are the same as those for fiscal 2011. Actual payments for fiscal 2012 under the annual cash bonus plan will depend upon the percentage of the budgeted cash bonus plan EBITDA for fiscal 2012 that is eventually achieved. The budgeted cash bonus plan EBITDA for fiscal 2012 was established using the same bottom-up process described above, which is designed to reach a balance between a target that is reasonably achievable, yet not assured.

2003 Long-Term Incentive Plan

At the beginning of fiscal 2003, we adopted the 2003 Long-Term Incentive Plan, which we refer to as the “2003 LTIP,” a phantom unit plan, as a principal component of our executive compensation program. While the annual cash bonus plan is a pay-for-performance plan that focuses on our short-term financial goals, the 2003 LTIP is designed to motivate our executive officers to focus on long-term financial goals. Awards under the LTIP measure the market performance of our common units on the basis of total return to our Unitholders, which we refer to as “TRU,” during a three-year measurement period commencing on the first day of the fiscal year in which an unvested award was granted and compares our TRU to the TRU of each of the other members of a predetermined peer group, consisting solely of other master limited partnerships, approved by the Committee. The predetermined peer group may vary from year-to-year, but for all outstanding awards, includes AmeriGas Partners, L.P., Ferrellgas Partners, L.P. and Inergy, L.P. (the other propane master limited partnerships). Unvested awards are granted at the beginning of each fiscal year as a Committee-approved percentage of each executive officer’s salary. Cash payouts, if any, are earned and paid at the end of the three-year measurement period.

The 2003 LTIP is designed to:

•	Align a portion of our executive officers’ compensation opportunities with the long-term goals of holders of our common units;

•	Provide long-term compensation opportunities consistent with market practice;

•	Reward long-term value creation; and

•	Provide a retention incentive for our executive officers and other key employees.

At the beginning of the three-year measurement period, each executive officer’s unvested award of phantom units is calculated by dividing a predetermined percentage (i.e., 52%), which was established by the Committee upon adoption of the 2003 LTIP, of the executive officer’s target cash bonus by the average of the closing prices of our common units for the twenty days preceding the beginning of the fiscal year. At the end of the three-year measurement period, depending on the quartile ranking within which our TRU falls relative to the other members of the peer group, our executive officers, as well as the other participants, all of whom are key employees, will receive a cash payout equal to:

•	The quantity of the participant’s phantom units multiplied by the average of the closing prices of our common units for the twenty days preceding the conclusion of the three-year measurement period;

•	The quantity of the participant’s phantom units multiplied by the sum of the distributions that would have inured to one of our outstanding common units during the three-year measurement period; and

•

The sum of the products of the two preceding calculations multiplied by: zero if our performance falls within the lowest quartile of the peer group; 50% if our performance falls within the second lowest quartile; 100% if our performance falls within the second highest quartile; and 125% if our performance falls within the top quartile.

The three-year measurement period of the fiscal 2009 award ended simultaneously with the conclusion of fiscal 2011. The TRU for the fiscal 2009 award fell within the second highest quartile. The following is a summary of the cash payouts related to the fiscal 2009 award earned by our named executive officers at the conclusion of fiscal 2011.

Michael J. Dunn, Jr.	$350,057	(1)
Michael A. Stivala	$160,609	(1)
Steven C. Boyd	$160,609	(1)
Mark Wienberg	$123,962	(1)
Douglas T. Brinkworth	$139,008	(1)

(1)	The cash payouts related to our named executive officers’ fiscal 2009 awards earned at the conclusion of fiscal 2011 is an additional disclosure that bears no meaningful relationship to the estimated probable outcomes reported in column (e) of the Summary Compensation Table below.

The following is a summary of the quantity of phantom units that signify the unvested awards granted to our named executive officers during fiscal 2011 and fiscal 2010 that will be used to calculate cash payments at the end of each award’s respective three-year measurement period (i.e., at the end of fiscal 2013 for the fiscal 2011 award and at the end of fiscal 2012 for the fiscal 2010 award):

	Fiscal 2011 Award	Fiscal 2010 Award
Michael J. Dunn, Jr.	4,787	5,981
Michael A. Stivala	2,217	2,597
Steven C. Boyd	2,177	2,550
Mark Wienberg	2,016	2,203
Douglas T. Brinkworth	1,975	2,314

The members of the peer groups selected by the Committee for the fiscal 2011, fiscal 2010 and fiscal 2009 awards consist entirely of publicly-traded partnerships. The Committee decided upon these peer groups because all publicly-traded partnerships have similar tax attributes and can, as a result, distribute more cash than similarly-sized corporations generating similar revenues. At its November 10, 2009 meeting, the Committee reviewed the performance of each of the members of the peer group used for the fiscal 2009 and fiscal 2008 awards under the 2003 LTIP and, as a result, replaced two of the members of the peer group for the fiscal 2011 and fiscal 2010 awards under the 2003 LTIP. Among other factors, in reaching its decision to replace two members of the current peer group, the Committee considered distributions and price fluctuations.

The following tables list, in alphabetical order, the names and ticker symbols of the peer group used to measure our performance during the fiscal 2011, fiscal 2010 and fiscal 2009 LTIP awards’ three-year measurement periods:

Fiscal 2011 and Fiscal 2010 LTIP Award Peer Group

Peer Group Member Name	Ticker Symbol
AmeriGas Partners, L.P.	APU
Copano Energy, LLC	CPNO
Dorchester Minerals, L.P.	DMLP
Enbridge Energy Partners, L.P.	EEP
Energy Transfer Partners, L.P.	ETP
Ferrellgas Partners, L.P.	FGP
Global Partners, L.P.	GLP
Inergy, L.P.	NRGY
MarkWest Energy Partners, L.P.	MWE
Plains All American Pipeline, L.P.	PAA
Sunoco Logistics Partners, L.P.	SXL

Fiscal 2009 LTIP Awards Peer Group

Peer Group Member Name	Ticker Symbol
AmeriGas Partners, L.P.	APU
Copano Energy, LLC	CPNO
Crosstex Energy, L.P.	XTEX
Dorchester Minerals, L.P.	DMLP
Energy Transfer Partners, L.P.	ETP
Ferrellgas Partners, L.P.	FGP
Inergy, L.P.	NRGY
MarkWest Energy Partners, L.P.	MWE
Plains All American Pipeline, L.P.	PAA
Star Gas Partners, L.P.	SGU
Sunoco Logistics Partners, L.P.	SXL

On January 24, 2008, the Committee amended the retirement provisions of the plan document to provide that a retirement-eligible participant’s outstanding awards vest as of the retirement-eligible date, but such awards remain subject to the same three-year measurement period for purposes of determining the eventual cash payout, if any, at the conclusion of the measurement period. This amendment applies to all outstanding awards under the 2003 LTIP.

The grant date values based on the probable outcomes of the awards under the 2003 LTIP granted during the 2011 fiscal year are reported in the column titled “Unit Awards ($)” in the Summary Compensation Table for Fiscal 2011 below.

Following fiscal 2011, at its meeting on November 9, 2011, the Committee adopted the 2013 Long-Term Incentive Plan, which we refer to as the “2013 LTIP” and together with the 2003 LTIP, the “LTIPs”, as a replacement for the 2003 LTIP, which will expire on September 30, 2012. The 2013 LTIP will become effective on October 1, 2012. The provisions of the 2013 LTIP are essentially identical to the provisions of the 2003 LTIP.

The following is a summary of the quantities of phantom units that signify the unvested awards granted to our named executive officers under the 2003 LTIP during fiscal 2012, subsequent to the filing of our fiscal 2011 Annual Report on Form 10-K. These quantities will be used to calculate cash payments at the end of this award’s three-year measurement period (i.e., at the end of fiscal 2014).

Fiscal 2012 Award
Michael J. Dunn, Jr.	5,258
Michael A. Stivala	2,435
Steven C. Boyd	2,391
Mark Wienberg	2,214
Douglas T. Brinkworth	2,169

The peer group selected by the Committee to measure our performance during this award’s three-year measurement period is identical to that which was selected for the fiscal 2011 and fiscal 2010 awards.

Restricted Unit Plans

2000 and 2009 Restricted Unit Plans (collectively referred to hereafter as the “RUP”)

We adopted the 2000 Restricted Unit Plan effective November 1, 2000. Upon adoption, this plan authorized the issuance of 487,805 common units to our executive officers, managers and other employees and to the members of our Board of Supervisors. On October 17, 2006, following approval by holders of our common units, we adopted amendments to this plan which, among other things, increased the number of common units authorized for issuance under this plan by 230,000 for a total of 717,805. As this plan terminated by its terms on October 31, 2010, no future awards can be made under this plan; however such termination will not affect the continued validity of any awards granted under the plan prior to its termination.

At our July 22, 2009 Tri-Annual Meeting, holders of our common units approved our adoption of the 2009 Restricted Unit Plan effective August 1, 2009. Upon adoption, this plan authorized the issuance of 1,200,000 common units to our executive officers, managers and other employees and to the members of our Board of Supervisors. The provisions of both restricted unit plans are substantially identical. At the conclusion of fiscal 2011, there remained 967,594 restricted units available under the RUP for future awards.

When the Committee authorizes an award of restricted units, the unvested units underlying an award do not provide the grantee with voting rights and do not receive distributions or accrue rights to distributions during the vesting period. Restricted unit awards normally vest as follows: 25% on each of the third and fourth anniversaries of the grant date and the remaining 50% on the fifth anniversary of the grant date. Unvested awards are subject to forfeiture in certain circumstances as defined in the applicable RUP document. Upon vesting, restricted units are automatically converted into our common units, with full voting rights and rights to receive distributions.

The RUP contains a retirement provision that provides for the vesting (six months and one day after the retirement date of qualifying participants) of unvested awards held by a retiring participant who meet all three of the following conditions on his or her retirement date:

1.	The unvested award has been held by the grantee for at least six months;

2.	The grantee is age 55 or older; and

3.	The grantee has worked for us or one of our predecessors for at least 10 years.

All RUP awards are approved by the Committee. Because individual circumstances differ, the Committee has not adopted a formulaic approach to making RUP awards. Although the reasons for granting an award can vary, the objective of granting an award to a recipient is to retain the services of the recipient over the five-year vesting period while, at the same time providing the type of motivation that further aligns the long-term interests of the recipient with the long-term interests of holders of our common units. The reasons for which the Committee grants RUP awards include, but are not limited to, the following:

•	To attract skilled and capable candidates to fill vacant positions;

•	To retain the services of an employee;

•	To provide an adequate compensation package to accompany an internal promotion; and

•	To reward outstanding performance.

In determining the quantity of restricted units to grant to executive officers and other key employees, the Committee considers, without limitation:

•	The executive officer’s scope of responsibility, performance and contribution to meeting our objectives;

•	The total cash compensation opportunity provided to the executive officer for whom the award is being considered;

•	The value of similar equity awards to executive officers of similarly sized enterprises; and

•	The current value of a similar quantity of outstanding common units.

In addition, in establishing the level of restricted units to grant to our executive officers, the Committee considers the existing level of outstanding unvested RUP awards held by our executive officers.

The Committee generally approves awards under the RUP at its first meeting each fiscal year following the availability of the financial results for the prior fiscal year; however, occasionally the Committee grants awards at other times of the year, particularly when the need arises to grant awards because of promotions and new hires.

The Committee has adopted a general policy with respect to the effective grant date of subsequent awards of restricted units under the RUP which states that:

Unless the Committee expressly determines otherwise for a particular award at the time of its approval of such award, the effective date of grant of all awards of restricted units under the RUP in a given calendar year will be the first business day in the month of December of that calendar year. If, at the discretion of the Committee, an award is expressed as a dollar amount, then such award will be converted into the number of restricted units, as of the effective date of grant, obtained by dividing the dollar amount of the award by the average of the closing prices, on the New York Stock Exchange, of one Common Unit of Suburban for the 20 trading days immediately prior to that effective date of grant.

During fiscal 2011, RUP awards were granted to the following named executive officers:

Grant Name	Date	Quantity
Michael J. Dunn, Jr.	December 1, 2010	9,060
Michael A. Stivala	December 1, 2010	5,436
Steven C. Boyd	December 1, 2010	5,436
Mark Wienberg	December 1, 2010	5,436
Douglas T. Brinkworth	December 1, 2010	5,436

In connection with Mr. Dunn’s assumption of additional responsibilities as Suburban’s Chief Executive Officer at the commencement of fiscal 2010, the Committee, at its November 10, 2009 meeting, granted Mr. Dunn a RUP award, as of December 1, 2010, equal in value to $500,000. The Committee made this award because it believes that equity compensation is a critical component of executive compensation that helps to retain and motivate our executives and because the Committee wished to mitigate a perceived shortfall between the cash components of Mr. Dunn’s compensation and the mean compensation for a comparable position reported in the Mercer database. This RUP award was converted into 9,060 restricted units on the grant date using the formula set forth above. The terms of Mr. Dunn’s award are such that the entire award will vest on the last day of fiscal 2012 and at no time between the grant date and this vesting date will this award be subject to the vesting upon retirement provisions of the RUP described above. In determining the fiscal 2011 awards for Mr. Stivala, Mr. Boyd, Mr. Wienberg and Mr. Brinkworth, the Committee relied upon information provided by the Mercer database to conclude that these awards were necessary to remediate shortfalls perceived by the Committee in the cash compensation of these named executive officers as well as in recognition of their individual achievements.

The aggregate grant date fair values of RUP awards made during the fiscal year computed in accordance with accounting principles generally accepted in the United States of America is reported in the column titled “Unit Awards ($)” in the Summary Compensation Table for Fiscal 2011 below.

During fiscal 2012, RUP awards were granted to the following named executive officers subsequent to the filing of our fiscal 2011 Annual Report on Form 10-K:

Grant Name	Date	Quantity
Michael J. Dunn, Jr.	December 1, 2011	8,000
Michael A. Stivala	December 1, 2011	6,378
Steven C. Boyd	December 1, 2011	6,378
Mark Wienberg	December 1, 2011	6,378
Douglas T. Brinkworth	December 1, 2011	6,378

Equity Holding Policy

Effective April 22, 2010, the Committee adopted an Equity Holding Policy which establishes guidelines for the level of Partnership equity holdings that members of the Board and our executives are expected to maintain. The Equity Holding Policy can be accessed through a link on Suburban’s website at www.suburbanpropane.com under the “Investors” tab.

The Partnership’s equity holding requirements are as follows:

Position	Amount
Member of the Board of Supervisors	2 x Annual Fee
Chief Executive Officer	5 x Base Salary
President	5 x Base Salary
Chief Operating Officer	3 x Base Salary
Chief Financial Officer	3 x Base Salary
Executive Vice President	3 x Base Salary
Senior Vice President	2.5 x Base Salary
Vice President	1.5 x Base Salary
Assistant Vice President	1 x Base Salary
Managing Director	1 x Base Salary

As of the January 2, 2012 measurement date, all of our executive officers, including our named executive officers, were in compliance with Suburban’s Equity Holding Policy.

Incentive Compensation Recoupment Policy

Upon recommendation by the Committee, the Board of Supervisors has adopted an Incentive Compensation Recoupment Policy which permits the Committee to seek the reimbursement from certain executives of Suburban and the Operating Partnership of incentive compensation (i.e., payments/awards pursuant to the annual cash bonus plan, the LTIPs and RUP) paid to those executives in connection with any fiscal year for which there is a significant restatement of the published financial statements of Suburban triggered by a material accounting error, which results in less favorable results than those originally reported by Suburban. Such reimbursement can be sought from executives even if they had no responsibility for the restatement. In addition to the foregoing, if the Committee determines that any fraud or intentional misconduct by an executive was a contributing factor to Suburban having to make a significant restatement, then the Committee is authorized to take appropriate action against such executive, including disciplinary action, up to, and including, termination, and requiring reimbursement of all, or any part, of the compensation paid to that executive in excess of that executive’s base salary, including cancellation of any unvested restricted units. The Incentive Compensation Recoupment Policy is available on our website at www.suburbanpropane.com under the “Investors” tab. However, the information contained on or accessible through our website is not part of this prospectus or the Form S-1.

Pension Plan

We sponsor a noncontributory defined benefit pension plan that was originally designed to cover all of our eligible employees who met certain criteria relative to age and length of service. Effective January 1, 1998, we amended the plan in order to provide for a cash balance format rather than the final average pay format that was in effect prior to January 1, 1998. The cash balance format is designed to evenly spread the growth of a participant’s earned retirement benefit throughout his or her career rather than the final average pay format, under which a greater portion of a participant’s benefits were earned toward the latter stages of his or her career. Effective January 1, 2000, we amended the plan to limit participation in this plan to existing participants and no longer admit new participants to the plan. On January 1, 2003, we amended the plan to cease future service and pay-based credits on behalf of the participants and, from that point on, participants’ benefits have increased only due to interest credits.

Each of our named executive officers, with the exception of Mr. Stivala and Mr. Wienberg, participates in the plan. The changes in the actuarial value relative to each named executive officer’s participation in the plan is reported in the column titled “Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)” in the Summary Compensation Table below.

Deferred Compensation

All employees, including the named executive officers, who satisfy certain service requirements, are entitled to participate in our IRC Section 401(k) Plan (the “401(k) Plan”), in which participants may defer a portion of their eligible cash compensation up to the limits established by law. We offer the 401(k) Plan to attract and retain talented employees by providing them with a tax-advantaged opportunity to save for retirement.

For fiscal 2011, all of our named executive officers participated in the 401(k) Plan. The benefits provided to our named executive officers under the 401(k) Plan are provided on the same basis as to our other exempt employees. Amounts deferred by our named executive officers under the 401(k) Plan are included in the column titled “Salary ($)” in the Summary Compensation Table below.

In order to be competitive with other employers, if certain performance criteria are met, we will match our employee-participants’ contributions up to the lesser of 6% of their base salary or $245,000, at a rate determined based on a performance-based scale. The following chart shows the performance target criteria that must be met for each level of matching contribution:

If We Meet This Percentage of Budgeted EBITDA (1)	The Participating Employee Will Receive this Matching Contribution for the Year
115% or higher	100%
100% to 114%	50%
90% to 99%	25%
Less than 90%	0%

(1)	For additional information regarding the non-GAAP term “Budgeted EBITDA,” refer to the explanation provided under the subheading “Annual Cash Bonus Plan” above.

For fiscal 2011, our budgeted 401(k) Plan EBITDA was $195.0 million. Based on actual fiscal 2011 401(k) Plan EBITDA results, each of our executive officers earned a matching contribution of 25%. As a result, we will provide participants with a match equal to 25% of their calendar year 2011 contributions that did not exceed 6% of their total base pay up to a maximum base pay of $245,000. The matching contributions for our named executive officers are reported in the column titled “All Other Compensation ($)” in the Summary Compensation Table for Fiscal 2011 below.

Supplemental Executive Retirement Plan

In 1998, we adopted a non-qualified, unfunded supplemental retirement plan known as the Suburban Propane Company Supplemental Executive Retirement Plan (the “SERP”). The purpose of the SERP was to provide certain of our executive officers with a level of retirement income from us, without regard to statutory maximums, including the IRC’s limitation for defined benefit plans. In light of the conversion of the Pension Plan to a cash balance formula as described under the subheading “Pension Plan” above, the SERP was amended and restated effective January 1, 1998. The annual retirement benefit under the SERP represents the amount of annual benefits that the participants in the SERP would otherwise be eligible to receive, calculated using the same pay-based credits referenced in the “Pension Plan” section above, applied to the amount of annual compensation that exceeds the IRC’s statutory maximums for defined benefit plans, which was $200,000 in 2002. Effective January 1, 2003, the SERP was discontinued with a frozen benefit determined for the remaining participants.

At the conclusion of fiscal 2010, Mr. Dunn was the only remaining participant in the SERP. Due to the actuarial costs and administrative burdens associated with maintaining this plan for one participant, at its November 9, 2010 meeting, the Committee terminated the SERP and paid Mr. Dunn his accrued benefit of $57,611 on December 1, 2010. Because Mr. Dunn received no above-market interest credits relative to the SERP during fiscal years 2010 and 2009, nothing related to Mr. Dunn’s participation in the SERP is reported in the Summary Compensation Table below.

Other Benefits

As part of his total compensation package, each named executive officer is eligible to participate in all of our other employee benefit plans, such as the medical, dental, group life insurance and disability plans, on the same basis as other exempt employees. These benefit plans are offered to attract and retain talented employees by providing them with competitive benefits.

Other than to Mr. Dunn, in accordance with the terms of his letter agreement (described below in the section titled “Letter Agreement of Mr. Dunn”), there are no post-termination or other special rights provided to any named executive officer to participate in these benefit programs other than the right to participate in such plans for a fixed period of time following termination of employment, on the same basis as is provided to other exempt employees, as required by law.

The costs of all such benefits incurred on behalf of our named executive officers are reported in the column titled “All Other Compensation ($)” in the Summary Compensation Table for Fiscal 2011 below.

Perquisites

Perquisites represent a minor component of our executive officers’ compensation. Each of the named executive officers is eligible for tax preparation services, a company-provided vehicle, and an annual physical. The following table summarizes both the value and the utilization of these perquisites by the named executive officers in fiscal 2011.

Name	Tax Preparation Services	Employer- Provided Vehicle	Physical
Michael J. Dunn, Jr.	$7,700	$16,302	$1,300
Michael A. Stivala	$-0-	$14,698	$-0-
Steven C. Boyd	$7,200	$7,221	$-0-
Mark Wienberg	$-0-	$11,970	$1,300
Douglas T. Brinkworth	$5,100	$10,851	$1,300

Perquisite-related costs for fiscal 2011 are reported in the column titled “All Other Compensation ($)” in the Summary Compensation Table for Fiscal 2011 below.

Impact of Accounting and Tax Treatments of Executive Compensation

As we are a partnership and not a corporation for federal income tax purposes, we are not subject to the limitations of IRC Section 162(m) with respect to tax deductible executive compensation. Accordingly, none of the compensation paid to our named executive officers is subject to a limitation as to tax deductibility. However, if such tax laws related to executive compensation change in the future, the Committee will consider the implication of such changes to us.

Although it is Suburban’s practice to comply with the statutory and regulatory provisions of IRC Section 409A, on November 2, 2005, the Board of Supervisors approved an amendment to the Suburban Propane, L.P. Severance Protection Plan for Key Employees (the “Severance Plan”) to provide that if any payment under the Severance Plan subjects a participant to the 20% federal excise tax under IRC Section 409A, the payment will be grossed up to permit such participant to retain a net amount on an after-tax basis equal to what he or she would have received had the excise tax not been payable.

Letter Agreement of Mr. Dunn

Simultaneous with the commencement of fiscal 2010, Mr. Dunn’s then existing employment agreement was terminated by mutual agreement and replaced with a letter agreement governing retirement and the implementation of a mutually agreed upon succession plan. The letter agreement between Mr. Dunn and us is summarized as follows:

•	Mr. Dunn will participate in our Severance Protection Plan (as defined below) at the 78-week participation level.

•

If on or after the last day of fiscal 2012, Mr. Dunn retires or leaves as a result of an agreed-upon succession plan, he will receive the following if he timely provides us with a release of all claims he might have against us at the time of his departure:

•	A payment equal to two years of base salary paid over a two year period.

•	Continuation of medical and dental benefits at no premium cost to him until attainment of age 65 (Mr. Dunn will be 63 at the conclusion of fiscal 2012).

•	Transfer of ownership of employer-provided vehicle to Mr. Dunn.

We agreed that a termination of Mr. Dunn’s employment in connection with a succession plan would be deemed a retirement for the purposes of his benefits under the employee benefit plans in which he participates. Mr. Dunn also agreed to provide us with transition consultation services for a period not to exceed two years following his departure. Mr. Dunn will not be deemed to have retired or terminated his employment if he simply relinquishes the title and responsibilities of President but remains our Chief Executive Officer.

Severance Benefits

We believe that, in most cases, employees should be paid reasonable severance benefits. Therefore, it is the general policy of the Committee to provide executive officers and other key employees who are terminated by us without cause or who choose to terminate their employment with us for good reason with a severance payment equal to, at a minimum, one year’s base salary, unless circumstances dictate otherwise. This policy was adopted because it may be difficult for former executive officers and other key employees to find comparable employment within a short period of time. However, depending upon individual facts and circumstances, particularly the severed employee’s tenure with us, the Committee may make exceptions to this general policy.

A “key employee” is an employee who has attained a director level pay-grade or higher. “Cause” will be deemed to exist where the individual has been convicted of a crime involving moral turpitude, has stolen from us, has violated his or her non-competition or confidentiality obligations, or has been grossly negligent in fulfillment of his or her responsibilities. “Good reason” generally will exist where an executive officer’s position or compensation has been decreased or where the employee has been required to relocate.

Change of Control

Our executive officers and other key employees have built Suburban into the successful enterprise that it is today; therefore, we believe that it is important to protect them in the event of a change of control. Further, it is our belief that the interests of holders of our common units will be best served if the interests of our executive officers are aligned with them, and that providing change of control benefits should eliminate, or at least reduce, the reluctance of our executive officers to pursue potential change of control transactions that may be in the best interests of holders of our common units. Additionally, we believe that the severance benefits provided to our executive officers and to our key employees are consistent with market practice and appropriate because these benefits are an inducement to accepting employment and because the executive officers have agreed to and are subject to non-competition and non-solicitation covenants for a period following termination of employment. Therefore, our executive officers and other key employees are provided with employment protection following a change of control (the “Severance Protection Plan”). During fiscal 2011, our Severance Protection Plan covered all executive officers, including the named executive officers.

The Severance Protection Plan provides for severance payments of either sixty-five or seventy-eight weeks of base salary and target cash bonuses for such officers and key employees if within one year following a change of control their employment is terminated by us or our successor or they resign for Good Reason (as defined in the Severance Protection Plan). All named executive officers who participate in the Severance Protection Plan are eligible for seventy-eight weeks of base salary and target bonuses. The cash components of any change of control benefits are paid in a lump sum.

In addition, upon a change of control, without regard to whether a participant’s employment is terminated, all unvested awards granted under the RUP will vest immediately and become distributable to the participants and all outstanding, unvested LTIP awards will vest immediately as if the three-year measurement period for each outstanding award concluded on the date the change of control occurred and our TRU was such that, in relation to the performance of the other members of the peer group, it fell within the top quartile.

For purposes of these benefits, a change of control is deemed to occur, in general, if:

•

An acquisition of our common units or voting equity interests by any person immediately after which such person beneficially owns more than 30% of the combined voting power of our then outstanding common units, unless such acquisition was made by (a) us or our subsidiaries, or any employee benefit plan maintained by us, our Operating Partnership or any of our subsidiaries, or (b) any person in a transaction where (A) the existing holders prior to the transaction own at least 50% of the voting power of the entity surviving the transaction and (B) none of the holders of our common units other than Suburban, our subsidiaries, any employee benefit plan maintained by us, our Operating Partnership, or the surviving entity, or the existing beneficial owner of more than 25% of the outstanding common units owns more than 25% of the combined voting power of the surviving entity (such transaction, a “Non-Control Transaction”); or

•

The consummation of (a) a merger, consolidation or reorganization involving Suburban other than a Non-Control Transaction; (b) a complete liquidation or dissolution of Suburban; or (c) the sale or other disposition of 40% or more of the gross fair market value of all the assets of Suburban to any person (other than a transfer to a subsidiary).

For additional information pertaining to severance payable to our named executive officers following a change of control-related termination, see the tables titled “Potential Payments Upon Termination” below.

ADDITIONAL INFORMATION REGARDING EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal 2011

The following table sets forth certain information concerning the compensation of each named executive officer during the fiscal years ended September 24, 2011, September 25, 2010, and September 26, 2009:

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Unit Awards ($) (2)	Non-Equity Incentive Plan Compen- sation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
(a)	(b)	(c )	(d)	(e)	(g)	(h)	(i)	(j)
Michael J. Dunn, Jr.	2011	$475,000	—	$729,076	$285,000	$3,764	$49,530	$1,542,370
President and Chief	2010	$475,000	—	$768,484	$475,000	$31,661	$49,330	$1,799,475
Executive Officer	2009	$433,333	—	$314,197	$467,500	$56,050	$48,065	$1,319,145

Michael A. Stivala	2011	$275,000	—	$357,103	$132,000	—	$35,010	$799,113
Chief Financial Officer	2010	$275,000	—	$320,699	$206,250	—	$37,569	$839,518
	2009	$262,500	—	$231,333	$214,500	—	$41,728	$750,061

Steven C. Boyd	2011	$270,000	—	$354,615	$129,600	$15,257	$37,095	$806,567
Vice President of	2010	$270,000	—	$317,799	$202,500	$21,101	$34,762	$846,162
Field Operations	2009	$260,000	—	$190,660	$214,500	$53,577	$39,811	$758,548

Mark Wienberg	2011	$250,000	—	$344,653	$120,000	—	$33,725	$748,378
Vice President of	2010	$250,000	—	$273,398	$175,000	—	$35,755	$734,153
Operational Support and Analysis	2009	$220,833	—	$157,386	$165,550	—	$40,348	$584,117

Douglas T. Brinkworth	2011	$245,000	—	$342,155	$117,600	$10,245	$39,156	$754,156
Vice President of	2010	$245,000	—	$303,237	$183,750	$12,959	$41,767	$786,713
Product Supply	2009	$228,333	—	$182,883	$185,625	$31,679	$43,440	$671,960

(1)	Includes amounts deferred by named executive officers as contributions to the qualified 401(k) Plan.

For more information on the relationship between salaries and other cash compensation (i.e., annual cash incentives and 2003 Long-Term Incentive Plan awards), refer to “Compensation Discussion and Analysis—Allocation Among Components.”

(2)	The amounts reported in this column represent the aggregate grant date fair value of RUP awards made during fiscal years 2011, 2010 and 2009, as well as the value at the grant date of LTIP awards made in fiscal years 2011, 2010, and 2009, based on the probable outcome with respect to satisfaction of the performance conditions. The specific details regarding these plans are provided in the preceding “Compensation Discussion and Analysis” under the subheadings “Restricted Unit Plans” and “2003 Long-Term Incentive Plan.” The breakdown for each plan with respect to each named executive officer is as follows:

Plan Name	Mr. Dunn	Mr. Stivala	Mr. Boyd	Mr. Wienberg	Mr. Brinkworth
2011
RUP	$433,249	$220,090	$220,090	$220,090	$220,090
LTIP	295,827	137,013	134,525	124,563	122,065

Total	$729,076	$357,103	$354,615	$344.653	$342,155

Plan Name	Mr. Dunn	Mr. Stivala	Mr. Boyd	Mr. Wienberg	Mr. Brinkworth
2010
RUP	$399,438	$160,456	$160,456	$160,456	$160,456
LTIP	369,046	160,243	157,343	112,942	142,781

Total	$768,484	$320,699	$317,799	$273,398	$303,237

2009
RUP	$—	$87,177	$46,504	$58,115	$58,115
LTIP	314,197	144,156	144,156	99,271	124,768

Total	$314,197	$231,333	$190,660	$157,386	$182,883

(3)	The amounts reported in this column represent each named executive officer’s annual cash bonus earned in accordance with the performance measures discussed under “Compensation Discussion and Analysis—Annual Cash Bonus Plan.”
(4)	The amounts reported in this column represent each named executive officer’s Cash Balance Plan earnings and for Mr. Dunn, SERP earnings for fiscal years 2010 and 2009. The SERP was discontinued and the balance paid at the conclusion of fiscal 2010; therefore, there are no 2011 SERP earnings reported in the table. Neither Mr. Stivala nor Mr. Wienberg participates in the Cash Balance Plan.
(5)	The amounts reported in this column consist of the following:

2011
Type of Compensation	Mr. Dunn	Mr. Stivala	Mr. Boyd	Mr. Wienberg	Mr. Brinkworth
401(k) Match	$3,675	$3,675	$3,675	$3,675	$3,675
Value of Annual Physical Examination	1,300	N/A	N/A	1,300	1,300
Value of Partnership Provided Vehicle	16,302	14,698	7,221	11,970	10,851
Tax Preparation Services	7,700	N/A	7,200	N/A	5,100
Cash Balance Plan Administrative Fees	1,500	N/A	1,500	N/A	1,500
Insurance Premiums	19,053	16,637	17,499	16,780	16,730

Totals	$49,530	$35,010	$37,095	$33,725	$39,156

2010
Type of Compensation	Mr. Dunn	Mr. Stivala	Mr. Boyd	Mr. Wienberg	Mr. Brinkworth
401(k) Match	$7,350	$7,350	$7,350	$7,350	$7,350
Value of Annual Physical Examination	1,300	1,300	N/A	1,300	1,300
Value of Partnership Provided Vehicle	13,868	12,903	6,251	10,993	11,966
Tax Preparation Services	6,500	N/A	3,600	N/A	3,600
Cash Balance Plan Administrative Fees	1,500	N/A	1,500	N/A	1,500
Insurance Premiums	18,812	16,016	16,061	16,112	16,051

Totals	$49,330	$37,569	$34,762	$35,755	$41,767

2009
Type of Compensation	Mr. Dunn	Mr. Stivala	Mr. Boyd	Mr. Wienberg	Mr. Brinkworth
401(k) Match	$14,700	$14,700	$14,700	$13,748	$13,825
Value of Annual Physical Examination	N/A	1,300	N/A	1,300	N/A
Value of Partnership Provided Vehicle	12,205	11,318	6,205	10,803	10,610
Tax Preparation Services	3,000	N/A	3,000	N/A	3,000
Cash Balance Plan Administrative Fees	1,500	N/A	1,500	N/A	1,500
Insurance Premiums	16,660	14,410	14,406	14,497	14,505

Totals	$48,065	$41,728	$39,811	$40,348	$43,440

Note:	Column (f) was omitted from the Summary Compensation Table for Fiscal 2011 because Suburban does not grant options to its employees.

Grants of Plan Based Awards Table for Fiscal 2011

The following table sets forth certain information concerning grants of awards made to each named executive officer during the fiscal year ended September 24, 2011:

	Plan Name	Grant Date	Approval Date	Phantom Units Underlying Equity Incentive Plan Awards (LTIP) (4)	Estimated Future Payments Under Non-Equity Incentive Plan Awards		Estimated Future Payments Under Equity Incentive Plan Awards		All Other stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($) (5)
					Target ($)	Maximum ($)	Target ($)	Maximum ($)
Name
(a)		(b)			(d)	(e)	(g)	(h)	(i)	(l)
Michael J. Dunn, Jr.	RUP (1)	1-Dec-10	9-Nov-10						9,060	$433,249
	Bonus (2)	26-Sep-10			$475,000	$570,000
	LTIP (3)	26-Sep-10		4,787			$273,878	$342,362

Michael A. Stivala	RUP (1)	1-Dec-10	9-Nov-10						5,436	$220,090
	Bonus (2)	26-Sep-10			$220,000	$264,000
	LTIP (3)	26-Sep-10		2,217			$126,842	$158,538

Steven C. Boyd	RUP (1)	1-Dec-10	9-Nov-10						5,436	$220,090
	Bonus (2)	26-Sep-10			$216,000	$259,200
	LTIP (3)	26-Sep-10		2,177			$124,552	$155,677

Mark Wienberg	RUP (1)	1-Dec-10	9-Nov-10						5,436	$220,090
	Bonus (2)	26-Sep-10			$200,000	$240,000
	LTIP (3)	26-Sep-10		2,016			$115,342	$144,177

Douglas T. Brinkworth	RUP	1-Dec-10	9-Nov-10						5,436	$220,090
	Bonus	26-Sep-10			$196,000	$235,200
	LTIP	26-Sep-10		1,975			$112,996	$141,259

(1)	The quantities reported on these lines represent awards granted under Suburban’s Restricted Unit Plans. Generally, RUP awards vest as follows: 25% of the award on the third anniversary of the grant date; 25% of the award on the fourth anniversary of the grant date; and 50% of the award on the fifth anniversary of the grant date. If a recipient has held an unvested award for at least six months; is 55 years or older; and has worked for Suburban for at least ten years, an award held by such participant will vest six months following such participant’s retirement if the participant retires prior to the conclusion of the normal vesting schedule unless the Committee exercises its authority to alter the applicability of the plan’s retirement provisions in regard to a particular award. On September 24, 2011, Mr. Dunn was the only named executive officer who held RUP awards and, at the same time, satisfied all three retirement eligibility criteria. However, the terms of Mr. Dunn’s fiscal 2011 and fiscal 2010 awards are such that the entire awards will vest on the last day of fiscal 2012 and at no time between the grant date and the vesting date will these awards be subject to the normative retirement provisions of the 2000 or 2009 RUP documents. Detailed discussions of the general terms of the RUP and the facts and circumstances considered by the Committee in authorizing the fiscal 2011 awards to the named executive officers is included in “Compensation Discussion and Analysis—Restricted Unit Plans.”
(2)	Amounts reported on these lines are the targeted and maximum annual cash bonus compensation potential for each named executive officer under the annual cash bonus plan as described in “Compensation Discussion and Analysis—Annual Cash Bonus Plan.” Actual amounts earned by the named executive officers for fiscal 2011 were equal to 60% of the “Target” amounts reported on this line. Column (c) (“Threshold $”) was omitted because the annual cash bonus plan does not provide for a minimum cash payment. Because these plan awards were granted to, and 60% of the “Target” awards were earned by, our named executive officers during fiscal 2011, 60% of the “Target” amounts reported under column (d) have been reported in the Summary Compensation Table for Fiscal 2011 above.
(3)

The LTIP is a phantom unit plan. Payments, if earned, are based on a combination of (1) the fair market value of our common units at the end of a three-year measurement period, which, for purposes of the plan, is the average of the closing prices for the twenty business days preceding the conclusion of the three-year measurement period, and (2) cash equal to the distributions that would have inured to the same quantity of outstanding common units during the same three-year measurement period. The fiscal 2011 award “Target ($)” and “Maximum ($)” amounts are estimates based upon (1) the fair market value (the average of the closing prices of our common units for the twenty business days preceding September 24, 2011) of our common units at the end of fiscal 2011, and (2) the estimated distributions over the course of the award’s three-year measurement period. Column (f) (“Threshold $”) was omitted because the LTIP does not provide for a minimum cash payment. The “Target ($)” amount represents a hypothetical payment at

100% of target and the “Maximum ($)” amount represents a hypothetical payment at 125% of target. Detailed descriptions of the plan and the calculation of awards are included in “Compensation Discussion and Analysis—2003 Long-Term Incentive Plan.”
(4)	This column is frequently used when non-equity incentive plan awards are denominated in units; however, in this case, the numbers reported represent the phantom units each named executive officer was awarded under the LTIP during fiscal 2011.
(5)	The dollar amounts reported in this column represent the aggregate fair value of the RUP awards on the grant date, net of estimated future distributions during the vesting period. The fair value shown may not be indicative of the value realized in the future upon vesting due to the variability in the trading price of our common units.

Note:	Columns (j) and (k) were omitted from the Grants of Plan Based Awards Table because Suburban does not award options to its employees.

Outstanding Equity Awards at Fiscal Year End 2011 Table

The following table sets forth certain information concerning outstanding equity awards under our Restricted Unit Plans and phantom equity awards under our 2003 Long-Term Incentive Plan for each named executive officer as of September 24, 2011:

Unit Awards
Name	Number of Units of Stock That Have Not Vested (#) (6)	Market Value of Units of Stock That Have Not Vested ($) (7)	Equity Incentive Plan Awards: Number of Unearned Units or Other Rights that Have Not Vested (#) (8)	Equity Incentive Plan Awards: Market or Payout Value of Unearned, Units or Other Rights That Have Not Vested ($) (9)
(a)	(g)	(h)	(i)	(j)
Michael J. Dunn, Jr. (1)	42,557	$1,965,069	10,768	$615,698
Michael A. Stivala (2)	19,813	$914,865	4,814	$275,263
Steven C. Boyd (3)	18,417	$850,405	4,727	$270,287
Mark Wienberg (4)	16,503	$762,026	4,219	$241,246
Douglas T. Brinkworth (5)	17,134	$791,162	4,289	$245,244

(1)	Despite Mr. Dunn’s having met the plan’s retirement criteria (explained under “Compensation Discussion and Analysis—Restricted Unit Plans”), the terms of Mr. Dunn’s fiscal 2011 and fiscal 2010 RUP awards of 9,060 and 11,348 unvested units, respectively, are such that the entire awards will vest on the last day of fiscal 2012 and at no time between the grant dates and the vesting date will these awards be subject to the normative retirement provisions of the 2000 or 2009 RUP documents. For more information on this and the retirement provisions, refer to “Compensation Discussion and Analysis—Restricted Unit Plans.” If Mr. Dunn does not retire prior to the conclusion of the normal vesting schedule of his fiscal 2008 RUP award, his RUP awards will vest as follows:

Vesting Date	Dec 3, 2011	Sep 29, 2012	Dec 3, 2012
Quantity of Units	7,384	20,408	14,765

(2)	Mr. Stivala’s RUP awards will vest as follows:

Vesting Date	Dec 1, 2011	Dec 3, 2011	Apr 25, 2012	Dec 1, 2012	Dec 3, 2012	Dec 1, 2013	Dec 1, 2014	Dec 1, 2015
Quantity of Units	1,205	568	2,748	2,482	1,136	5,044	3,912	2,718

(3)	Mr. Boyd’s RUP awards will vest as follows:

Vesting Date	Dec 1, 2011	Dec 3, 2011	Apr 25, 2012	Dec 1, 2012	Dec 3, 2012	Dec 1, 2013	Dec 1, 2014	Dec 1, 2015
Quantity of Units	643	852	2,748	1,920	1,704	3,920	3,912	2,718

(4)	Mr. Wienberg’s RUP awards will vest as follows:

Vesting Date	Dec 1, 2011	Apr 25, 2012	Dec 1, 2012	Dec 1, 2013	Dec 1, 2014	Dec 1, 2015
Quantity of Units	803	2,748	2,080	4,292	3,962	2,618

(5)	Mr. Brinkworth’s RUP awards will vest as follows:

Vesting Date	Dec 1, 2011	Dec 3, 2011	Apr 25, 2012	Dec 1, 2012	Dec 3, 2012	Dec 1, 2013	Dec 1, 2014	Dec 1, 2015
Quantity of Units	803	852	823	2,080	1,704	4,242	3,912	2,718

(6)	The figures reported in this column represent the total quantity of each of our named executive officer’s unvested RUP awards.
(7)	The figures reported in this column represent the figures reported in column (g) multiplied by the average of the highest and the lowest trading prices of our common units on September 23, 2011, the last trading day of fiscal 2011.
(8)	The amounts reported in this column represent the quantities of phantom units that underlie the outstanding and unvested fiscal 2011 and fiscal 2010 awards under the LTIP. Payments, if earned, will be made to participants at the end of a three-year measurement period and will be based upon our total return to holders of our common units in comparison to the total return provided by a predetermined peer group of eleven other companies, all of which are publicly-traded partnerships, to their unitholders. For more information on the LTIP, refer to “Compensation Discussion and Analysis—2003 Long-Term Incentive Plan.”
(9)	The amounts reported in this column represent the estimated future target payouts of the fiscal 2011 and fiscal 2010 LTIP-awards. These amounts were computed by multiplying the quantities of the unvested phantom units in column (i) by the average of the closing prices of our common units for the twenty business days preceding September 24, 2011 (in accordance with the plan’s valuation methodology), and by adding to the product of that calculation the product of each year’s underlying phantom units times the sum of the distributions that are estimated to inure to an outstanding common unit during each award’s three-year measurement period. Due to the variability in the trading prices of our common units, as well as our performance relative to the peer group, actual payments, if any, at the end of the three-year measurement period may differ. The following chart provides a breakdown of each year’s awards:

	Mr. Dunn	Mr. Stivala	Mr. Boyd	Mr. Wienberg	Mr. Brinkworth
Fiscal 2011 Phantom Units	4,787	2,217	2,177	2,016	1,975
Value of Fiscal 2011 Phantom Units	$224,893	$104,155	$102,275	$94,712	$92,786
Estimated Distributions over Measurement Period	$48,985	$22,687	$22,277	$20,630	$20,210
Fiscal 2010 Phantom Units	5,981	2,597	2,550	2,203	2,314
Value of Fiscal 2010 Phantom Units	$280,987	$122,007	$119,799	$103,497	$108,712
Estimated Distributions over Measurement Period	$60,833	$26,414	$25,936	$22,407	$23,536

Note:	Columns (b), (c), (d), (e) and (f), all of which are for the reporting of option-related compensation, have been omitted from the Outstanding Equity Awards At Fiscal Year End Table because we do not grant options to our employees.

Equity Vested Table for Fiscal 2011

Awards under the Restricted Unit Plans are settled in common units upon vesting. Awards under the 2003 Long-Term Incentive Plan, a phantom-equity plan, are settled in cash. The following two tables set forth certain information concerning the vesting of awards under our Restricted Unit Plans and the vesting of the fiscal 2009 award under our 2003 Long-Term Incentive Plan for each named executive officer during the fiscal year ended September 24, 2011:

Restricted Unit Plans	Unit Awards
Name	Number of Common Units Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Michael J. Dunn, Jr.	7,384	$410,883
Michael A. Stivala	4,280	$239,616
Steven C. Boyd	5,426	$299,272
Mark Wienberg	3,712	$205,004
Douglas T. Brinkworth	4,853	$268,877

(1)	The value realized is equal to the average of the high and low trading prices of our common units on the vesting date, multiplied by the number of units that vested.

2003 Long-Term Incentive Plan—Fiscal 2009 (2) Award	Cash Awards
Name	Number of Phantom Units Acquired on Vesting (#) (3)	Value Realized on Vesting ($) (4)
Michael J. Dunn, Jr.	6,142	$350,057
Michael A. Stivala	2,818	$160,609
Steven C. Boyd	2,818	$160,609
Mark Wienberg	2,175	$123,962
Douglas T. Brinkworth	2,439	$139,008

(2)	The fiscal 2009 award’s three-year measurement period concluded on September 24, 2011.
(3)	In accordance with the formula described in “Compensation Discussion and Analysis—2003 Long-Term Incentive Plan,” these quantities were calculated at the beginning of the three-year measurement period and were, therefore, based upon each individual’s salary and target cash bonus at that time.
(4)	The value (i.e., cash payment) realized was calculated in accordance with the terms and conditions of the LTIP. For more information, refer to “Compensation Discussion and Analysis—2003 Long-Term Incentive Plan.”

Pension Benefits Table for Fiscal 2011

The following table sets forth certain information concerning each plan that provides for payments or other benefits at, following, or in connection with retirement for each named executive officer as of the end of the fiscal year ended September 24, 2011:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Michael J. Dunn, Jr.	Cash Balance Plan (1)	6	$250,122	$—
	LTIP (3)	N/A	$615,698	$—
	RUP (4)	N/A	$1,022,730	$—
	SERP (5)	6	$—	$57,611
Michael A. Stivala (2)	N/A	N/A	$—	$—
Steven C. Boyd	Cash Balance Plan (1)	15	$156,680	$—
Mark Wienberg (2)	N/A	N/A	$—	$—
Douglas T. Brinkworth	Cash Balance Plan (1)	6	$98,920	$—

(1)	For more information on the Cash Balance Plan, refer to “Compensation Discussion and Analysis—Pension Plan.”
(2)	Because Mr. Stivala and Mr. Wienberg commenced employment with Suburban after January 1, 2000, the date on which the Cash Balance Plan was closed to new participants, they do not participate in the Cash Balance Plan.
(3)	Currently, Mr. Dunn is the only named executive officer who meets the retirement criteria of the LTIP. For such participants, upon retirement, outstanding but unvested LTIP awards become fully vested. However, payouts on those awards are deferred until the conclusion of each outstanding award’s three-year measurement period, based on the outcome of the TRU relative to the peer group. The number reported on this line represents a projected payout of Mr. Dunn’s outstanding fiscal 2011 and fiscal 2010 LTIP awards. Because the ultimate payout, if any, is predicated on the trading prices of Suburban’s common units at the end of the three-year measurement period, as well as where within the peer group our TRU falls, the value reported may not be indicative of the value realized in the future upon vesting due to the variability in the trading price of our common units.
(4)	Currently, Mr. Dunn is the only named executive officer who meets the retirement criteria of the RUP. Despite Mr. Dunn’s having met the plan’s retirement criteria, only his fiscal 2008 award is currently subject to the plan’s retirement provisions until December 3, 2010. For more information on this and the retirement provisions, refer to “Compensation Discussion and Analysis—Restricted Unit Plans.” For participants who meet the retirement criteria, upon retirement, outstanding RUP awards vest six months and one day after retirement.
(5)	At its November 9, 2010 meeting, the Committee terminated the SERP; on December 1, 2010, Mr. Dunn was paid his accrued benefit of $57,611.

Potential Payments Upon Termination

The following table sets forth certain information containing potential payments to the named executive officers in accordance with the provisions of the Severance Protection Plan, the RUP and the LTIP for the circumstances listed in the table assuming a September 24, 2011 termination date:

Executive Payments and Benefits Upon Termination	Death	Disability	Involuntary Termination Without Cause by the Partnership or by the Executive for Good Reason without a Change of Control Event	Involuntary Termination Without Cause by the Partnership or by the Executive for Good Reason with a Change of Control Event
Michael J. Dunn, Jr.
Cash Compensation (1)(2)(3)(4)	$-0-	$-0-	$475,000	$1,425,000
Accelerated Vesting of Fiscal 2011 and 2010 LTIP Awards (5)	N/A	N/A	N/A	703,281
Accelerated Vesting of Outstanding RUP Awards (6)	N/A	1,546,724	N/A	1,965,069
Medical Benefits (3)	N/A	N/A	13,755	N/A
Total	$-0-	$1,546,724	$488,755	$4,093,350

Michael A. Stivala
Cash Compensation (1)(2)(3)(4)	$-0-	$-0-	$275,000	$742,500
Accelerated Vesting of Fiscal 2011 and 2010 LTIP Awards (5)	N/A	N/A	N/A	314,091
Accelerated Vesting of Outstanding RUP Awards (6)	N/A	663,858	N/A	914,865
Medical Benefits (3)	N/A	N/A	13,755	N/A
Total	$-0-	$663,858	$288,755	$1,971,456

Steven C. Boyd
Cash Compensation (1)(2)(3)(4)	$-0-	$-0-	$270,000	$729,000
Accelerated Vesting of Fiscal 2011 and 2010 LTIP Awards (5)	N/A	N/A	N/A	308,414
Accelerated Vesting of Outstanding RUP Awards (6)	N/A	599,398	N/A	850,405
Medical Benefits (3)	N/A	N/A	14,272	N/A
Total	$-0-	$599,398	$284,272	$1,887,819

Mark Wienberg
Cash Compensation (1)(2)(3)(4)	$-0-	$-0-	$250,000	$675,000
Accelerated Vesting of Fiscal 2011 and 2010 LTIP Awards (5)	N/A	N/A	N/A	274,964
Accelerated Vesting of Outstanding RUP Awards (6)	N/A	511,019	N/A	762,026
Medical Benefits (3)	N/A	N/A	13,755	N/A
Total	$-0-	$511,019	$263,755	$1,711,990

Executive Payments and Benefits Upon Termination	Death	Disability	Involuntary Termination Without Cause by the Partnership or by the Executive for Good Reason without a Change of Control Event	Involuntary Termination Without Cause by the Partnership or by the Executive for Good Reason with a Change of Control Event
Douglas T. Brinkworth
Cash Compensation (1) (2) (3) (4)	$-0-	$-0-	$245,000	$661,500
Accelerated Vesting of Fiscal 2011 and 2010 LTIP Awards (5)	N/A	N/A	N/A	279,838
Accelerated Vesting of Outstanding RUP Awards (6)	N/A	540,155	N/A	791,162
Medical Benefits (3)	N/A	N/A	13,755	N/A
Total	$-0-	$540,155	$258,755	$1,732,500

(1)	In the event of death, the named executive officer’s estate is entitled to a payment equal to the decedent’s earned but unpaid salary and pro-rata cash bonus.
(2)	In the event of disability, the named executive officer is entitled to a payment equal to his earned but unpaid salary and pro-rata cash bonus.
(3)	Any severance benefits, unrelated to a change of control event, payable to these officers would be determined by the Committee on a case-by-case basis in accordance with prior treatment of other similarly situated executives and may, as a result, differ from this hypothetical presentation. For purposes of this table, we have assumed that each of these named executive officers would, upon termination of employment without cause or for resignation for good reason, receive accrued salary and benefits through the date of termination plus one times annual salary and continued participation, at active employee rates, in Suburban’s health insurance plans for one year.
(4)	In the event of a change of control followed by a termination without cause or by a resignation with good reason, each of the named executive officers will receive 78 weeks of base pay plus a sum equal to their annual target cash bonus divided by 52 and multiplied by 78 in accordance with the terms of the Severance Protection Plan. For more information on the Severance Protection Plan, refer to “Compensation Discussion and Analysis—Change of Control.”
(5)	In the event of a change of control, all LTIP awards will vest immediately regardless of whether termination immediately follows. If a change of control event occurs, the calculation of the LTIP payment will be made as if our total return to holders of our common units was higher than that provided by any of the other members of the peer group to their unitholders. For more information, refer to “Compensation Discussion and Analysis—2003 Long-Term Incentive Plan.”

In the event of death, the inability to continue employment due to permanent disability, or a termination without cause or a good reason resignation unconnected to a change of control event, awards will vest in accordance with the normal vesting schedule and will be subject to the same requirements as awards held by individuals still employed by Suburban and will be subject to the same risks as awards held by all other participants.

(6)	The RUP document makes no provisions for the vesting of awards held by recipients who die prior to the completion of the vesting schedule. If a recipient of a RUP award becomes permanently disabled, only those awards that have been held for at least one year on the date that the employee’s employment is terminated as a result of his or her permanent disability will immediately vest; all awards held by the recipient for less than one year will be forfeited by the recipient. Because Mr. Dunn, Mr. Stivala, Mr. Boyd, Mr. Wienberg and Mr. Brinkworth each received a RUP award during fiscal 2011, if any or all of the five named executive officers had become permanently disabled on September 24, 2011, the following quantities of unvested restricted units would have vested: Dunn, 33,497: Stivala, 14,377; Boyd, 12,981; Wienberg, 11,067; Brinkworth, 11,698. The following quantities would have been forfeited: Dunn, 9,060; Stivala, 5,436; Boyd, 5,436; Wienberg, 5,436; Brinkworth, 5,436.

Under circumstances unrelated to a change of control, if a RUP award recipient’s employment is terminated without cause or he or she resigns for good reason, any RUP awards held by such recipient will be forfeited.

In the event of a change of control, as defined in the RUP document, all unvested RUP awards will vest immediately on the date the change of control is consummated, regardless of the holding period and regardless of whether the recipient’s employment is terminated.

SUPERVISORS’ COMPENSATION

The following table sets forth the compensation of the non-employee members of the Board of Supervisors of Suburban during fiscal 2011.

Supervisor	Fees Earned or Paid in Cash ($) (1)	Unit Awards ($) (2)	Total ($)
John D. Collins	$75,000	$0	$75,000
Harold R. Logan, Jr.	100,000	0	100,000
Dudley C. Mecum	75,000	0	75,000
John Hoyt Stookey	75,000	0	75,000
Jane Swift	75,000	0	75,000

(1)	This includes amounts earned for fiscal 2011, including quarterly retainer installments for the fourth quarter of 2011 that were paid in November 2011. Does not include amounts paid in fiscal 2011 for fiscal 2010 quarterly retainer installments.
(2)	Our Supervisors did not receive RUP awards made during this fiscal year. All previous awards were made in accordance with the provisions of our Restricted Unit Plans and vest accordingly. As of September 24, 2011, each non-employee member of the Board of Supervisors held the following quantities of unvested restricted unit awards: Mr. Collins, 6,348 units; Mr. Logan, 5,100 units; Mr. Mecum, 5,100 units; Mr. Stookey, 5,100 units; and Ms. Swift, 6,348 units.

Note:	The columns for reporting option awards, non-equity incentive plan compensation, changes in pension value and non-qualified deferred compensation plan earnings and all other forms of compensation were omitted from the Supervisor’s Compensation Table because Suburban does not provide these forms of compensation to its non-employee supervisors.

Fees and Benefit Plans for Non-Employee Supervisors

Annual Cash Retainer Fees. As the Chairman of the Board of Supervisors, Mr. Logan receives an annual retainer of $100,000, payable in quarterly installments of $25,000 each. Each of the other non-employee Supervisors receives an annual cash retainer of $75,000, payable in quarterly installments of $18,750 each.

Meeting Fees. The members of our Board of Supervisors receive no additional remuneration for attendance at regularly scheduled meetings of the Board or its Committees, other than reimbursement of reasonable expenses incurred in connection with such attendance.

Restricted Unit Plans. Each non-employee Supervisor participates in the RUP. All awards vest in accordance with the provisions of the plan document (see “Compensation Discussion and Analysis—Restricted Unit Plans” for a description of the vesting schedule). Upon vesting, all awards are settled by issuing common units. During fiscal 2004, Messrs. Logan, Mecum and Stookey were granted unvested restricted unit plan awards of 8,500 units each; during fiscal 2007, each of them received an additional unvested award of 3,000 units. Upon commencement of their terms as supervisors in fiscal 2007, Mr. Collins and Ms. Swift each received an award of 5,496 units. During fiscal 2010, each non-employee Supervisor received a grant of 3,600 units. Messrs. Logan, Mecum and Stookey are the only non-employee Supervisors who have satisfied the retirement provisions of Suburban’s RUP.

Additional Supervisor Compensation. Non-employee Supervisors receive no other forms of remuneration from us. The only perquisite provided to the members of the Board of Supervisors is the ability to purchase propane at the same discounted rate that we offer propane to our employees, the value of which was less than $10,000 in fiscal 2011 for each Supervisor.

Compensation Committee Interlocks and Insider Participation. None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 1, 2012 regarding the beneficial ownership of common units by each member of the Board of Supervisors, each named executive officer, and all members of the Board of Supervisors and executive officers as a group. Based upon filings under Section 13(d) or (g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Suburban does not know of any person or group who beneficially owns more than 5% of the outstanding common units. Except as set forth in the notes to the table, each individual or entity has sole voting and investment power over the common units reported.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Michael J. Dunn, Jr. (a)	73,715	*
Michael A. Stivala (b)	14,532	*
Steven C. Boyd (c)	20,609	*
Mark Wienberg (d)	7,263	*
Douglas T. Brinkworth (e)	21,891	*
John Hoyt Stookey (f)	7,566	*
Harold R. Logan, Jr. (f)	16,900	*
Dudley C. Mecum (f)	17,134	*
John D. Collins (f)	15,446	*
Jane Swift (f)	2,748	*
All Members of the Board of Supervisors and Executive Officers, as a Group (16 persons) (g)	232,929	1%

(1)	With the exception of the 784 units held by our General Partner (see (a) below), there is a possibility that any of the above listed units could be pledged as security.
(2)	Based on 35,543,316 of our common units outstanding as of May 1, 2012.
*	Less than 1%.
(a)	Includes 784 common units held by our General Partner, of which Mr. Dunn is the sole member. Excludes 43,173 unvested restricted units, none of which will vest in the 60-day period following May 1, 2012.
(b)	Excludes 21,670 unvested restricted units, none of which will vest in the 60-day period following May 1, 2012.
(c)	Excludes 20,552 unvested restricted units, none of which will vest in the 60-day period following May 1, 2012.
(d)	Excludes 19,330 unvested restricted units, none of which will vest in the 60-day period following May 1, 2012.
(e)	Excludes 21,034 unvested restricted units, none of which will vest in the 60-day period following May 1, 2012.
(f)	Excludes 3,600 unvested restricted units, none of which will vest in the 60-day period following May 1, 2012.
(g)	Inclusive of the units referred to in footnotes (a), (b), (c), (d), (e) and (g) , the reported number of units excludes 242,796 unvested restricted units, none of which will vest in the 60 day period following May 1, 2012, owned by certain executive officers, whose restricted units vest on the same basis as described in footnotes (b), (c), (d), (e) and (f) above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS AND SUPERVISOR INDEPENDENCE

Related Party Transactions

None.

Supervisor Independence

The Corporate Governance Guidelines and Principles adopted by the Board of Supervisors provide that a Supervisor is deemed to be lacking a material relationship to Suburban and is therefore independent of management if the following criteria are satisfied:

1.	Within the past three years, the Supervisor:

a.	has not been employed by Suburban and has not received more than $100,000 per year in direct compensation from Suburban, other than Supervisor and committee fees and pension or other forms of deferred compensation for prior service;

b.	has not provided significant advisory or consultancy services to Suburban, and has not been affiliated with a company or a firm that has provided such services to Suburban in return for aggregate payments during any of the last three fiscal years of Suburban in excess of the greater of 2% of the other company’s consolidated gross revenues or $1 million;

c.	has not been a significant customer or supplier of Suburban and has not been affiliated with a company or firm that has been a customer or supplier of Suburban and has either made to Suburban or received from Suburban payments during any of the last three fiscal years of Suburban in excess of the greater of 2% of the other company’s consolidated gross revenues or $1 million;

d.	has not been employed by or affiliated with an internal or external auditor that within the past three years provided services to Suburban; and

e.	has not been employed by another company where any of Suburban’s current executives serve on that company’s compensation committee;

2.	The Supervisor is not a spouse, parent, sibling, child, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law of a person having a relationship described in 1. above nor shares a residence with such person;

3.	The Supervisor is not affiliated with a tax-exempt entity that within the past 12 months received significant contributions from Suburban (contributions of the greater of 2% of the entity’s consolidated gross revenues or $1 million are considered significant); and

4.	The Supervisor does not have any other relationships with Suburban or with members of senior management of Suburban that the Board determines to be material.

The following Supervisors are independent: Harold R. Logan, Jr., John Hoyt Stookey, Dudley C. Mecum, John D. Collins and Jane Swift.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, any of our officers or any member of our Board of Supervisors on the one hand, and our Partnership, partners, and assignees of common units on the other hand. Except as otherwise expressly provided in our Partnership Agreement, all management powers over our business and affairs are vested exclusively in our Board of Supervisors, and our officers subject to the direction of our Board of Supervisors. The discretion given in our Partnership Agreement to our Board of Supervisors in resolving conflicts of interest may significantly limit the ability of a unitholder to challenge what might otherwise be a breach of a fiduciary duty. Unitholders are deemed to have consented to certain actions or inactions that might otherwise be deemed conflicts of interest or a breach of fiduciary duty. In addition, our Partnership Agreement includes broad indemnification provisions for our general partner, the members of our Board of Supervisors, our officers, our employees and other individuals. Please read “The Partnership Agreement—Indemnification.”

Unless otherwise expressly provided for in our Partnership Agreement or the Operating Partnership Agreement, whenever a potential conflict of interest exists or arises between our general partner or any of its affiliates, or any officer or member of our Board of Supervisors, on the one hand, and our Partnership, the Operating Partnership, any partner or any Assignee, on the other hand, any resolution or course of action in respect of such conflict of interest is permitted and deemed approved by all partners, and does not constitute a breach of our Partnership Agreement, or of any legal duty, if the resolution or course of action is, or by operation of our Partnership Agreement is deemed to be, fair and reasonable to our Partnership.

Our Board of Supervisors is authorized but not required in connection with its resolution of a conflict of interest to seek approval (“Special Approval”) by a majority of the members of the Audit Committee of a resolution of a conflict or course of action. Any conflict of interest and any resolution of a conflict of interest will be conclusively deemed fair and reasonable to our Partnership if such conflict of interest or resolution is:

•

approved by Special Approval (as long as the material facts known to our general partner or any of its affiliates or our officers or members of our Board of Supervisors regarding any proposed transaction were disclosed to the Audit Committee at the time it gave its approval);

•	on terms no less favorable to our Partnership than those generally being provided to or available from unrelated third parties; or

•

fair to our Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to our Partnership).

Our Board of Supervisors (or the Audit Committee in connection with a request for a Special Approval) is authorized in connection with its determination of what is fair and reasonable to our Partnership and in connection with its resolution of any conflict of interest to consider:

•	the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest;

•	any customary or accepted industry practices and any customary or historical dealings with a particular person;

•	US GAAP; and

•	such additional factors as our Board of Supervisors (or the Audit Committee) determines in its discretion to be relevant, reasonable or appropriate under the circumstances.

In the absence of bad faith by our Board of Supervisors, any resolution of a conflict of interest provided by our Board of Supervisors will not constitute a breach of our Partnership Agreement or any other agreement contemplated therein or a breach of any standard of care or duty imposed therein or, to the extent permitted by law, under Section 17-101 of the Delaware Act or any other law, rule or regulation or existing in equity or otherwise.

Conflicts of interest could arise in many circumstances, including as a result of the following:

•

any one of our limited partners or Assignees is entitled to have business interests and engage in business activities in direct competition with us, the Operating Partnership or any of our or its subsidiaries, which we refer to in this prospectus as “Group Members.” We will not have any rights in any business ventures of any our limited partners or Assignees by virtue of our Partnership Agreement;

•

our Partnership Agreement generally provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, limited activities for its affiliates and activities incidental to its ownership of interests in us. However, except as provided in our Partnership Agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us;

•

the current or former members of our and the Operating Partnership’s Board of Supervisors, and any of our partners, officers, employees, agents and other individuals involved in our business (other than our general partner) are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. No such person is obligated to offer any interest in any such business ventures to us, the Operating Partnership, any of our limited partners or any other person;

•

many of our Supervisors and officers who have responsibility for our management may have significant duties with, and may spend significant time serving entities that compete with us in seeking acquisitions and business opportunities and accordingly, may have conflicts of interest in allocating time or pursuing such business opportunities;

•	except in limited circumstances, our Board of Supervisors has the power and authority to conduct our business without unitholder approval. Please read “The Partnership Agreement—Voting Rights”; or

•

our Partnership Agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or to any other Group Member or entering into additional contractual arrangements with any of these entities on our behalf.

Fiduciary Duties

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict, expand or eliminate the fiduciary duties owed by general partners to other partners and the partnership. Our Partnership Agreement generally provides that the authority, functions, duties and obligations of our officers and the members of our Board of Supervisors are identical to the authority, functions, duties and responsibilities of the board of directors and officers, respectively, of a corporation organized under the Delaware General Corporation Law. Our Board of Supervisors is not required to consider the interests of any person other than our Partnership.

Our Partnership Agreement provides that any standard of care and duty imposed by our Partnership Agreement or under the Delaware Act or otherwise can be modified, waived or limited, to the maximum extent permitted by law, as required to permit our general partner and our Board of Supervisors to act, so long as such action is reasonably believed by our general partner or our Board of Supervisors to be in, or not inconsistent with, our best interests.

Certain of our actions require the approval of our general partner

Our Board of Supervisors cannot cause us to incur any indebtedness that is recourse to our general partner or any of its affiliates without the approval of our general partner, which approval may be given or withheld in our general partner’s sole discretion.

Certain of our actions require the approval of the holders of our common units

Certain of our actions require the approval of the holders of our common units. Actions including the removal of our general partner (with or without a final, non-appealable judgment entered by a court of competent jurisdiction finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as the general partner of our Partnership (“Cause”)), the removal of a member of our Board of Supervisors (with or without Cause) under certain circumstances, our dissolution, our merger, consolidation or sale of all or substantially all of our assets, the appointment of a liquidator, and certain amendments to our Partnership Agreement require the approval of at least a majority of our outstanding common units (a “Unit Majority”). A business combination with an Interested Unitholder (as defined herein) requires the affirmative vote of the holders of at least 66 2/3% of the outstanding common units (excluding partnership interests beneficially owned by that Interested Unitholder or any affiliate or associated of that Interested Unitholder). Please read “Description of Common Units—Restrictions on business combinations with certain Interested Unitholders.”

This does not limit our Board of Supervisors’ ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of our Partnership, the Operating Partnership and any of our and the Operating Partnership’s Subsidiaries, treated as a consolidated entity (the “Partnership Group”) and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

In addition, without the approval of the holders of a Unit Majority, neither our general partner nor our Board of Supervisors may, on our behalf, except as permitted in our Partnership Agreement, (i) consent to any amendment to the Operating Partnership Agreement or take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would have a material adverse effect on our Partnership as a partner of the Operating Partnership or (ii) elect or cause our Partnership to elect a successor general partner of the Operating Partnership.

Fiduciary duty of our general partner in voting its common units

In voting its common units, our general partner will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

By purchasing our common units, each unitholder automatically agrees to be bound by the provisions in our Partnership Agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign our Partnership Agreement does not render our Partnership Agreement unenforceable against that person.

Under our Partnership Agreement, we indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF COMMON UNITS

General

The common units represent 100% of our limited partner interests, which entitle our limited partners to participate in distributions and exercise the rights and privileges available to limited partners under our Partnership Agreement.

Number of Units

As of May 1, 2012, there were 35,543,316 common units outstanding. Our general partner owns 784 common units and has no other economic rights in either us or the Operating Partnership.

Under our Partnership Agreement, we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our Board of Supervisors in its sole discretion, including securities that may have special voting rights to which holders of common units are not entitled.

Listing

The common units are listed on the New York Stock Exchange under the symbol “SPH.”

Voting

Each outstanding common unit is entitled to one vote. We hold a meeting of the unitholders every three years to elect the members of our Board of Supervisors and to vote on any other matters that are properly brought before the meeting. Special meetings of the limited partners may be called by our Board of Supervisors or by limited partners owning 20% or more of the outstanding common units of the class or classes for which a meeting is proposed. For a description of the voting rights with respect to the common units, see “The Partnership Agreement—Voting Rights”.

Cash Distributions

Our Partnership Agreement requires us to distribute all of our “available cash” pro rata to the unitholders within 45 days following the end of each fiscal quarter. “Available cash” generally means, with respect to any fiscal quarter, all of our cash on hand at the end of that quarter plus borrowings for working capital purposes, less reserves necessary or appropriate, in the reasonable discretion of our Board of Supervisors, to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

Restrictions on business combinations with certain Interested Unitholders

Our Partnership Agreement includes a provision based on Section 203 of the Delaware General Corporation Law. This provision generally prohibits us from engaging in a business combination with any Interested Unitholders. A “business combination” is defined generally as a merger, asset or stock sale or other transaction resulting in a financial benefit to the Interested Unitholder. We may participate in such business combination with the approval of our Board of Supervisors and the affirmative vote of the holders of at least 66 2/3% of the outstanding common units (excluding partnership interests beneficially owned by an Interested Unitholder or any affiliate or associate of an Interested Unitholder). These provisions may have an anti-takeover effect with respect to transactions our Board of Supervisors does not approve in advance. For more information, please read “The Partnership Agreement—Business Combinations with Interested Unitholders”.

Transfer Restrictions

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in nominee or “street” name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and may not receive federal income tax information and reports furnished to record holders of common units. Our Board of Supervisors has the discretion to withhold its consent to accepting any such purchaser or transferee of common units as a substitute limited partner. If the consent is withheld, the purchaser or transferee of the common units will be an assignee and will have an interest equivalent to that of a limited partner with respect to allocations and distributions, including liquidation distributions. In addition, our Board of Supervisors will vote such common units at the direction of the assignee who is the record holder of the common units.

No transfer of any partnership interest can be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the SEC, any state securities commission or any other governmental authorities with jurisdiction over such transfer, (ii) terminate the existence or qualification of our Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause our Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

Our Board of Supervisors may impose restrictions on the transfer of any units if a subsequent written opinion of counsel (who may be our regular counsel or our general partner’s or any of its affiliates’ regular counsel) acceptable to our Board of Supervisors in its reasonable discretion determines that such restrictions are necessary to avoid a significant risk of our Partnership or the Operating Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to our Partnership Agreement as our Board of Supervisors may determine to be necessary or appropriate to impose such restrictions without the consent of any partner; provided, however, that any amendment that our Board of Supervisors believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of units on the New York Stock Exchange must be approved by the holders of a majority of the outstanding units of such class.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Computershare Trust Company, N.A. Its address is P.O. Box 43078, Providence, Rhode Island 02940-3078 (mail), Computershare Investor Services, 250 Royall Street, Canton, MA 02021 (overnight delivery) or telephone 781-575-2724. The hearing impaired may contact Computershare at TDD 800-952-9245.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our Partnership Agreement. We will provide prospective investors with a copy of our Partnership Agreement upon request at no charge. Please direct your requests to: Suburban Propane Partners, L.P., P.O. Box 206, Whippany, New Jersey 07981-0206, Telephone No.: (973) 853-9252, Attention: Investor Relations.

We summarize the following provisions of our Partnership Agreement elsewhere in this prospectus:

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties;”

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer Restriction” and

•	with regard to allocations of taxable income, taxable loss and other matters, please read “Material U.S. Federal Income Tax Considerations.”

Organization and Duration

We were organized on December 18, 1995 as a Delaware limited partnership and will exist until September 30, 2085, unless earlier dissolved as a Delaware limited partnership pursuant to the terms of our Partnership Agreement.

Purpose

Our purpose under our Partnership Agreement is limited to (a) serving as a limited partner in the Operating Partnership and exercising all the rights and powers conferred upon us as a limited partner in the Operating Partnership pursuant to the limited partnership agreement of the Operating Partnership (“Operating Partnership Agreement”) or otherwise, (b) engaging in any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement, (c) engaging in any business activity that is approved by our Board of Supervisors and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act, and (d) doing anything necessary or appropriate in connection with such purposes, including the making of capital contributions or loans to any of our subsidiaries, the Operating Partnership, or any of its subsidiaries.

Although our Board of Supervisors has the ability to cause us and the Operating Partnership to engage in activities other than propane marketing and related businesses, our Board of Supervisors has no current plans to do so. Our Board of Supervisors has no obligation or duty to propose or approve, and in its discretion may decline to propose or approve, the conduct by our Partnership of any business. Our Board of Supervisors is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each of our limited partners and each Assignee has granted to our Chief Executive Officer, President and, if a liquidator has been appointed, such liquidator, a power of attorney to, among other things, execute, deliver and file documents required to continue our existence or qualification as a limited partnership, amend our Partnership Agreement, reflect our dissolution or liquidation, admit or remove any partner, determine the rights, preferences or privileges of any class of partnership interests or effect any merger or consolidation. The power of attorney also grants any of our officers authorized by our Board of Supervisors the authority to amend, and to grant consents and waivers on behalf of our limited partners under our Partnership Agreement in accordance with the terms thereof subject to obtaining any required approvals.

Cash Distributions

Our Partnership Agreement provides for quarterly cash distributions and requires that, within 45 days after the end of each fiscal quarter, we distribute all of our available cash pro-rata to the holders of record of common units on the applicable record date.

Available cash, for any fiscal quarter, consists of all cash and cash equivalents of the Partnership Group at the end of that fiscal quarter, including any cash and cash equivalents resulting from borrowings for working capital purposes, less the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of our Board of Supervisors to:

•	provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures) subsequent to such fiscal quarter;

•

comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject; or

•

provide funds for distributions in respect of any one or more of the next four quarters (any disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such fiscal quarter but on or before the date of determination of available cash with respect to such fiscal quarter will be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within such fiscal quarter if our Board of Supervisors so determines).

Available cash with respect to the fiscal quarter in which the event giving rise to the dissolution of our Partnership occurs and any subsequent fiscal quarter shall equal zero.

General Partner Interest

Our general partner owns one general partner unit which represents the entire ownership interest of our general partner in our Partnership solely in its capacity as a general partner. In addition, our general partner owns 784 common units in its capacity as a limited partner of our Partnership. Our general partner is prohibited from selling or transferring its general partner unit or common units without the consent of our Board of Supervisors. Our general partner is also prohibited from making any additional capital contributions to our Partnership in its capacity as our general partner.

Capital Contributions

Unitholders are not obligated to make additional capital contributions. Our general partner is not required nor permitted to make any additional capital contributions to us in its capacity as our general partner other than the obligation to restore any negative balance in its capital account upon liquidation of its interest.

Board of Supervisors

Delegation of management powers from our general partner

Generally, our business and activities are managed by, or are under the direction of, our Board of Supervisors, to whom all management powers have been delegated by our general partner. Neither our general partner nor any of our limited partners have any management power or control over our business and affairs. Our general partner has agreed in our Partnership Agreement to take any and all actions necessary and appropriate to effect any duly authorized actions by our Board of Supervisors or any of our officers, including, without limitation, executing or filing any agreements, instruments or certificates. Except as otherwise expressly provided in our Partnership Agreement, our Board of Supervisors has full power and authority to do all things and on such terms as it deems necessary or appropriate to conduct our business, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of our Partnership with or into another person;

(iv) the use of our assets (including cash on hand) for any purpose consistent with the terms of our Partnership Agreement, including the financing of the conduct of the operations of any Group Member, the lending of funds to other persons (including the Operating Partnership), the repayment of obligations of a Group Member and the making of capital contributions to a Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit our liability under contractual arrangements to some or all of our assets, with the other party to the contract to have no recourse against our general partner or its assets other than its interest in us, even if same results in the terms of the transaction being less favorable to us than would otherwise be the case);

(vi) the distribution of cash;

(vii) the selection and dismissal of employees (including employees who are officers) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of such insurance for our benefit, the benefit of our subsidiaries, the Operating Partnership and its subsidiaries, our limited partners and our general partner, as it deems necessary or appropriate;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Partnership from time to time);

(x) the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any national securities exchange and the delisting of some or all of the common units from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under our Partnership Agreement);

(xiii) the purchase, sale or other acquisition or disposition of any partnership interests; and

(xiv) the undertaking of any action in connection with our participation in the Operating Partnership as the limited partner.

The delegation of the management powers over our business and affairs by our general partner to the Board of Supervisors under our Partnership Agreement did not, and will not in the future, cause our general partner to cease to be our general partner, nor did it, or will it, cause our Board of Supervisors or any member thereof to become our general partner or to have or be subject to the liabilities of a general partner of a partnership pursuant to the Delaware Act.

Voting; Composition; Term

Our Partnership Agreement provides that our Board of Supervisors will consist of no less than five and not more then eleven members, to be elected by the Unitholders. The number of members of the Board of Supervisors is determined by the Board of Supervisors. Our Board of Supervisors is currently composed of six members. The members of our Board of Supervisors are elected by a plurality of the votes of the outstanding common units present in person or represented by proxy at a tri-annual meeting with each outstanding common unit having one vote. A majority of the members of our Board of Supervisors in office constitutes a quorum for the transaction of business at any meeting of our Board of Supervisors. Each member of our Board of Supervisors has one vote. The vote of the majority of the members of our Board of Supervisors present at a meeting at which a quorum is present shall be the act of our Board of Supervisors. In general, each member of our Board of Supervisors serves a term of three years and until his/her successor is duly elected and qualified.

Our Board of Supervisors is entitled to nominate individuals to stand for election as elected members at a tri-annual meeting. In addition, any of our limited partners or group of our limited partners that beneficially owns 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election at a tri-annual meeting by providing written notice to our Board of Supervisors not more than 120 days and not less than 90 days prior to such meeting; provided, that in the event that the date of a tri-annual meeting was not publicly announced by us by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to our Board of Supervisors not later than the close of business on the tenth day following the date on which the date of the meeting was publicly announced. Such notice shall set forth (i) the name and address of the limited partner or limited partners making the nomination or nominations, (ii) the number of common units beneficially owned by such limited partner or limited partners, (iii) such information regarding the nominee(s) proposed by the limited partner or limited partners as would be required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC, (iv) the written consent of each nominee to serve as a member of our Board of Supervisors if so elected and (v) a certification that such nominee(s) qualify as a member of our Board of Supervisors.

Resignation; Removal; Vacancies

Any and all members of our Board of Supervisors can be removed at any time, with cause, by the affirmative vote of a majority of the members of our Board of Supervisors and, with or without cause, at a properly called meeting of our limited partners, by the affirmative vote of the holders of a majority of the outstanding common units. Any member of our Board of Supervisors can resign at any time by giving written notice to our Board of Supervisors. Such resignation takes effect at the time specified therein.

If any member of our Board of Supervisors is removed, resigns or is otherwise unable to serve as a member of our Board of Supervisors, or if the size of our Board of Supervisors is increased thereby creating a vacancy, then the vacancy will be filled by a majority of the members of our Board of Supervisors then serving. A member of our Board of Supervisors elected to fill a vacancy is elected for the unexpired term of his predecessor in office or, in connection with an increase in the size of our Board of Supervisors, a new member is elected to serve until the next tri-annual meeting, at which time his successor is elected, or he is re-elected, as the case may be.

Committees

Our Board of Supervisors appoints the Audit Committee, which consists solely of three or more members of our Board of Supervisors in office who satisfy the independence requirements for audit committee members under the Exchange Act and the Rules and Regulations thereunder, and the applicable listing standards of the New York Stock Exchange. The Audit Committee is currently composed of five members. The Audit Committee performs the functions delegated to it pursuant to the terms of our Partnership Agreement and its charter and such other matters as are delegated to it from time to time by resolution of Our Board of Supervisors.

Our Board of Supervisors, by a majority of its members, can appoint one or more additional committees to consist of one or more members of Our Board of Supervisors, which committee(s) have and can exercise such of the powers and authority of our Board of Supervisors with respect to the management of our business and affairs as determined by our Board of Supervisors. At every meeting of any such committee, the presence of a majority of all the members thereof constitutes a quorum and the affirmative vote of a majority of the members present is necessary for the taking of any action.

Meetings

Regular meetings of our Board of Supervisors are held at such times and places that are designated from time to time by resolution of our Board of Supervisors. Notice of such regular meetings is not required. Special meetings of our Board of Supervisors can be called by the Chairman of our Board of Supervisors or the Chief Executive Officer and can be called by the Secretary upon the written request of two members of our Board of Supervisors, on at least 48 hours prior written notice. Any action required or permitted to be taken at a meeting of our Board of Supervisors can be taken without a meeting, without prior notice and without a vote if a written consent or consents in writing, setting forth the action so taken, is signed by all the members of our Board of Supervisors.

The Chairman of our Board of Supervisors, if any, and if present and acting, presides at all meetings of our Board of Supervisors. If the Chairman of our Board of Supervisors is absent, the Vice Chairman of Our Board of Supervisors, if any, and if present and acting, presides at all meetings of Our Board of Supervisors. If the Chairman of our Board of Supervisors and the Vice Chairman of our Board of Supervisors are both absent, the Chief Executive Officer, if present, or if not present, the President, if present, acting and a member of our Board of Supervisors, or any other member of our Board of Supervisors chosen by our Board of Supervisors presides.

Officers

Our Board of Supervisors has the authority to appoint our officers, including a Chief Executive Officer, a President, Vice Presidents, a Secretary, a Treasurer and such other officers and agents as may be appointed by our Board of Supervisors from time to time. Our Board of Supervisors may also elect one of its members as Chairman or Vice Chairman of our Board of Supervisors; provided, that such person shall not be one of our officers unless otherwise determined by our Board of Supervisors. Each of our officers will have certain authority by virtue of being appointed an officer and may be further authorized from time to time by our Board of Supervisors to take any action that our Board of Supervisors delegates to such officer.

Voting Rights

Various matters require the approval of a “Unit Majority,” which means the affirmative vote of limited partners holding a majority of the outstanding common units. Our general partner does not have voting rights with respect to its general partner interest

In voting its common units, our general partner will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

The following is a summary of the unitholder vote required for each of the matters specified below.

Issuance of additional units	No approval right. Please read “—Issuance of Additional Interests.”

Amendment of the partnership agreement	Certain amendments may be made by our Board of Supervisors without the approval of the unitholders. Other amendments generally require the approval of a Unit Majority, subject to specific amendments which require a higher approval rate. Please read “—Amendment of our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit Majority. Please read “—Merger, Consolidation, Sale or Other Disposition of Assets.”

Business Combination with Interested Unitholders	Not less than 66 2/3% of the outstanding common units. Please read “—Merger, Consolidation, Conversion, Sale, or Other Disposition of Assets.”

Dissolution of our partnership	Unit Majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit Majority. Please read “—Dissolution.”

Appointment of liquidator	Unit Majority. Please read “—Withdrawal or Removal of Our General Partner.”

Withdrawal of our general partner	No approval right. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Unit Majority. Please read “—Withdrawal or Removal of Our General Partner.”

Appointment of a successor general partner	Unit Majority. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of a member of our Board of Supervisors	Unit Majority or, if such removal is for cause, it can also be effected without the approval of the unitholders, by the affirmative vote of a majority of the members of our Board of Supervisors. Please read “—Board of Supervisors.”

Transfer of our general partner interest	No approval right. Subject to the prior approval of our Board of Supervisors. Please read “—Transfer of General Partner Units.”

Transfer of ownership interests in our general partner	No approval required. Please read “—Transfer of Ownership Interests in Our General Partner.”

Consent to the amendment of the Operating Partnership Agreement or take any action as a partner of the Operating Partnership that would have a material adverse effect on us as a partner of the Operating Partnership	Unit Majority.

Applicable Law

Our Partnership Agreement is construed in accordance with and is governed by the laws of the State of Delaware.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our Partnership Agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our Partnership Agreement;

•	to approve a merger, consolidation, dissolution or liquidation of our Partnership; or

•	to take other action under our Partnership Agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the Delaware Act, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our Partnership Agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

The Operating Partnership currently conducts business in 30 states, and it may directly, or through other operating subsidiaries, conduct business in other states in the future. Maintenance of our limited liability as an owner of our Operating Partnership may require compliance with legal requirements in the jurisdictions in which our Operating Partnership or any of its subsidiaries conducts business, including qualifying the Operating Partnership or its subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership in the Operating Partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve a merger, consolidation, liquidation or dissolution of our Partnership, to approve some amendments to our Partnership Agreement, or to take other action under our Partnership Agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner consider reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Interests

Our Partnership Agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our Board of Supervisors without the approval of our unitholders. Any such additional partnership interests may be issued in one or more classes or series of any such classes, with such rights that may be senior to existing classes and series of partnership interests, including the common units, with respect to the sharing of profits, losses and distributions, as well as liquidation, redemption, conversion and voting rights.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with the Delaware Act and the provisions of our Partnership Agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our Partnership Agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to our common units.

Under our Partnership Agreement, no person, including the holders of common units, has preemptive rights to acquire additional common units or other partnership interests. Our general partner may not, without consent of our Board of Supervisors, purchase additional common units.

Amendment of our Partnership Agreement

General

Amendments to our Partnership Agreement may be proposed only by, or with the consent of, our Board of Supervisors. To adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our Board of Supervisors is required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of our limited partners to consider and vote upon the proposed amendment. An amendment must be approved by of the holders of a Unit Majority:

•

any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding common units in relation to other classes of common units requires the approval of at least a majority of the type or class of units so affected;

•

any amendment that reduces the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders requires the approval of limited partners whose aggregate outstanding common units constitute not less than the voting requirement sought to be reduced;

•

any amendment that reduces or increases the voting percentage or alters the approvals required to approve a business combination requires the approval of the holders of at least 66 2/3% of the outstanding common units; and

•

any amendment that enlarges the obligations of, restricts in any way any action by or rights of, or reduces in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates requires the consent of our general partner.

The provision of our Partnership Agreement preventing the amendments having the effects described in any of the clauses above can only be amended upon the approval of the holders of at least 90% of the outstanding common units.

No Unitholder Approval

Our Board of Supervisors may generally make amendments to our Partnership Agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our Partnership Agreement;

•

a change that our Board of Supervisors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable year and related changes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents or trustees of our general partner from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our Board of Supervisors determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or rights to acquire partnership interests;

•	any amendment expressly permitted in our Partnership Agreement to be made by our Board of Supervisors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our Partnership Agreement;

•

any amendment that our Board of Supervisors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our Partnership Agreement;

•

any amendment that our Board of Supervisors determines to be necessary or appropriate to effect or continue the irrevocable delegation by our general partner to our Board of Supervisors of all management powers over our business and affairs; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our Board of Supervisors may make amendments to our Partnership Agreement without the approval of any limited partner if our Board of Supervisors determines that those amendments:

•	do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or advisable to facilitate the trading of our outstanding common units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our outstanding common units are or will be listed for trading;

•	are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our Partnership Agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our Partnership Agreement or are otherwise contemplated by our Partnership Agreement.

Opinion of Counsel and Unitholder Approval

Subject to certain exceptions, for amendments of our Partnership Agreement of the type requiring unitholder approval our Board of Supervisors is required to obtain an opinion of counsel that the proposed amendment will not affect the limited liability of any of our limited partners or any limited partners of the other Group Members. Absent such opinion, no such amendment to our Partnership Agreement will become effective without the approval of holders of at least 90% of the outstanding common units.

Amendments to the Operating Partnership Agreement

In addition to the above restrictions, our Partnership Agreement provides that any amendment to the Operating Partnership Agreement that would have a material adverse effect on us as a limited partner of the Operating Partnership or that causes us to elect a successor general partner of the Operating Partnership is required to be approved by the affirmative vote of the holders of a Unit Majority.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger or consolidation of our Partnership requires the prior consent of our Board of Supervisors. After such approval by our Board of Supervisors, the merger or consolidation has to be approved by a Unit Majority whether at a special meeting or by written consent, unless a larger percentage is required for such approval under our Partnership Agreement.

In addition, our Partnership Agreement generally prohibits our Board of Supervisors, without the prior approval of the holders of at least a Unit Majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our Board of Supervisors may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets or the assets of the Operating Partnership without the approval of the unitholders. Our Board of Supervisors may also sell all or substantially all of our assets under a foreclosure or other realization upon any such encumbrance without such approval.

Our Board of Supervisors may not cause us to incur any indebtedness that is recourse to our general partner or any of its affiliates without the approval of our general partner, which approval may be given or withheld in our general partner’s sole discretion.

If the conditions specified in our Partnership Agreement are satisfied, our Board of Supervisors may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our Board of Supervisors has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide our limited partners and our general partner with the same rights and obligations as contained in our Partnership Agreement.

Business Combinations with Interested Unitholders

Our Partnership Agreement includes a provision based on Section 203 of the Delaware General Corporation Law. This provision generally prohibits us from engaging in a business combination with any interested unitholder, including its affiliates and associates (other than our Partnership or our subsidiaries, any employee benefit plan maintained by our Partnership or any subsidiary thereof or any trustee or fiduciary with respect to any such plan when acting in such capacity) without the approval of the majority of the members of our Board of Supervisors and the affirmative vote at a tri-annual meeting or special meeting of the holders of at least 66 2/3% of the outstanding common units (excluding partnership interests beneficially owned by an Interested Unitholder or its affiliates). Amendments to the provisions of our Partnership Agreement relating to business combinations with Interested Unitholders and any definitions used in such provisions, would also require the approval of the holders of at least 66 2/3% of the outstanding common units.

Our Partnership Agreement defines an interested unitholder (“Interested Unitholder”) as any person, including its affiliates, and any person who is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest of an Interested Unitholder, any person who serves as trustee or in a similar fiduciary capacity of an Interested Unitholder or any relative or spouse, with the same residence as an Interested Unitholder (other than us, any of our subsidiaries, any employee benefit plan that we maintain or any subsidiary thereof or any trustee or fiduciary with respect to any such plan when acting in such capacity), that:

(a) is, or was at any time within the three-year period immediately prior to the date in question, the beneficial owner of 15% or more of the then outstanding units and who did not become the beneficial owner of such amount of units pursuant to a transaction that (x) was approved by the affirmative vote of a majority of our entire Board of Supervisors; or (y) resulted in such person becoming the beneficial owner of at least 85% of the then outstanding units (excluding units owned by our officers and members of our Board of Supervisors) or

(b) is an assignee of, or has otherwise succeeded to, any units of which an Interested Unitholder was the beneficial owner at any time within the three-year period immediately prior to the date in question, if such assignment or succession occurred in the course of a transaction, or series of transactions, not involving a public offering within the meaning of the Securities Act.

Restricted business combinations include:

(i) any merger or consolidation of our Partnership or any of our direct or indirect majority-owned subsidiaries with an Interested Unitholder, or with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Unitholder;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a unitholder of our Partnership, to or with the Interested Unitholder, whether as part of a dissolution or otherwise, of our assets or one of our direct or indirect majority-owned subsidiaries which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all our outstanding common units;

(iii) any transaction which results in the issuance or transfer by us or by any one of our direct or indirect majority-owned subsidiaries of any of our partnership units or of any equity securities of such subsidiary to the Interested Unitholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into our partnership units or equity securities of any of our subsidiaries, which partnership units or equity securities were outstanding prior to the time that the Interested Unitholder became such; (b) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into our partnership units or securities of any such subsidiary, which security is distributed pro rata to all of our unitholders subsequent to the time the Interested Unitholder became such; (c) pursuant to an exchange offer by us to purchase partnership units made on the same terms to all unitholders; or (d) any issuance or transfer of partnership units by us; provided however, that in no case under items (c) and (d) will there be an increase in the Interested Unitholder’s proportionate share of our partnership units;

(iv) Any transaction involving us or any of our direct or indirect majority-owned subsidiaries which has the effect, directly or indirectly, of increasing the proportionate share of our partnership units or equity securities of any our subsidiaries which is owned by the Interested Unitholder, except as a result of immaterial changes due to fractional unit adjustments or as a result of any purchase or redemption of any partnership units or such securities not caused, directly or indirectly, by the Interested Unitholder; or

(v) Any receipt by the Interested Unitholder of the benefit, directly or indirectly (except proportionately as a unitholder of our Partnership), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in clauses (i)-(iv) above) provided by or through us or any of our direct or indirect majority-owned subsidiaries.

These provisions may have an anti-takeover effect with respect to transactions our Board of Supervisors does not approve in advance.

Dissolution

We will continue as a limited partnership until dissolved under our Partnership Agreement. We will dissolve upon the earlier to occur of:

•	September 30, 2085;

•	the sale of all or substantially all of our assets and properties and the assets and properties of the Partnership Group;

•	the election of our general partner to dissolve us, if approved by the holders of a Unit Majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner (other than by reason of a transfer of its general partner interest) as provided in our Partnership Agreement.

Upon a dissolution under the last clause above, the holders of a Unit Majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our Partnership Agreement by appointing as a successor general partner an entity approved by the holders of a Unit Majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under the Delaware Act of any of our limited partners or any limited partner of the Operating Partnership; and

•

neither our Partnership nor the Operating Partnership or any of our or the Operating Partnership’s subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our Board of Supervisors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Description of Common Units – Cash Distributions.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

If a liquidator is appointed, such liquidator, will proceed to dispose of our assets, discharge our liabilities, and otherwise wind up our affairs in such manner and over such period as such liquidator determines to be in the best interest of our partners, subject to Section 17-804 of the Delaware Act. Our assets may be disposed of by public or private sale or by distribution in kind to one or more partners on such terms as such liquidator and such partner or partners may agree. If any property is distributed in kind, the partner receiving the property shall be deemed to have received cash equal to its fair market value; and appropriate cash distributions must be made to the other partners. Under certain circumstances and subject to certain limitations, such liquidator may defer liquidation or distribution of our assets for a reasonable time or distribute assets to the partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners. All property and all cash in excess of that required to discharge liabilities, as provided in our Partnership Agreement, will be distributed to the partners in accordance with, and to the extent of, the positive balances in their respective capital accounts, as determined after taking into account all capital account adjustments (other than those made by reason of distributions pursuant to our Partnership Agreement) for the taxable year of our Partnership during which the liquidation of our Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution will be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as our general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our Partnership Agreement. In addition, our Partnership Agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders, if such transfer is approved by our Board of Supervisors. Please read “—Transfer of General Partner Units.” In addition, our general partner shall be deemed to have withdrawn from our Partnership in the event of a bankruptcy or dissolution of our general partner.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us the holders of a Unit Majority may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters is not obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of a Unit Majority, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units.

In the event of removal of our general partner or withdrawal of our general partner where that withdrawal does not violate our Partnership Agreement, the successor general partner will purchase the departing general partner’s general partner interest in us for $10.

Transfer of General Partner Units

Our general partner may not transfer any of its general partner interests without the prior approval of our Board of Supervisors. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our Partnership Agreement and the Operating Partnership Agreement, purchase the partnership interest of the general partner as the general partner of the each other Group Member under our Partnership Agreement and the Operating Partnership Agreement, and furnish an opinion of counsel regarding limited liability and tax matters. Our general partner also cannot transfer any of its common units to any person without the prior approval of our Board of Supervisors.

Transfer of Ownership Interests in Our General Partner

At any time, the members of our general partner may sell or transfer all or part of their equity interests in our general partner to an affiliate or a third-party without the approval of our unitholders.

Outside Activities of the Partners—Conflicts of Interest

Our general partner, for so long as it is our general partner, is limited to acting as our general partner, and the general partner of the Operating Partnership and as such, our general partner may not enter into or conduct any business or incur any debts or liabilities except in connection with or incidental to its performance of the activities required or authorized by our Partnership Agreement or the Operating Partnership Agreement.

It is not a breach of our general partner’s fiduciary duties or any other obligation of any type whatsoever of our general partner if our general partner permits its affiliates (besides the Operating Partnership and the subsidiaries of our Partnership and the Operating Partnership) to engage, or for any such affiliate to engage, in business interests and activities in preference to or to the exclusion of our Partnership.

Each of the members of our Board of Supervisors and of the board of supervisors of the Operating Partnership and any other person who is or was a member, partner, director, officer, employee, agent or trustee of any Group Member (other than our general partner) can engage in any business or activity, including any business or activity in direct competition with the business and activities of our Partnership or the Operating Partnership, and any such activities will not constitute a breach of our Partnership Agreement or any duty to our Partnership, the Operating Partnership or any partner or assignee of a common unit.

Neither our Partnership, the Operating Partnership, any of our limited partners nor any other person has or will have any rights by virtue of our Partnership Agreement, the Operating Partnership Agreement or the partnership relationship established thereby in any business ventures of any such person and no such person has any obligation to offer any interest in any such business ventures to our Partnership, the Operating Partnership, any of our limited partners or any other person.

Loans from the General Partner; Contracts with Affiliates; Certain Restrictions on the General Partner

Our general partner or any of its affiliates can lend to any Group Member, and any Group Member may borrow from our general partner and any of its affiliates, funds needed or desired by the Group Member. The lending party cannot charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable on the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arms-length basis (without reference to the lending party’s financial abilities or guarantees). No Group Member may lend funds to the general partner or any of its Affiliates (other than another Group Member).

We may lend or contribute to any Group Member, and any Group Member can borrow from us, funds on terms and conditions established by our Board of Supervisors; provided, however, that we cannot charge a Group Member interest at a rate greater than the rate that would be charged to such Group Member (without reference to our general partner’s financial abilities or guarantees), by unrelated lenders on comparable loans.

Our general partner may itself, or may enter into an agreement with any of its affiliates to, render services to us or to any other Group Member. Any services rendered to us or to a Group Member by our general partner or any of its affiliates will be on terms that are fair and reasonable to us; provided, however, that such requirements of this will be deemed satisfied as to (i) any transaction approved by a majority of the members of the Audit Committee of our Board of Supervisors, (ii) any transaction, the terms of which are no less favorable to us than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to us.

We can transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which our Partnership becomes, or already is, a participant upon such terms and subject to such conditions as are consistent with our Partnership Agreement and applicable law.

Our general partner and any of its affiliates may sell, transfer or convey any property to, or purchase any property from, us, directly or indirectly, if such transaction is fair and reasonable to us.

Meetings; Voting

Any common units held by our general partner and its affiliates, unitholders or assignees who are record holders of common units on the record date set pursuant to our Partnership Agreement, which will not be less than 10 nor more than 60 days before the date of the meeting or, if approvals are sought without a meeting, the date such approvals are requested, will be entitled to notice of, and to vote at, meetings of our limited partners and to act with respect to matters as to which approvals may be solicited. With respect to common units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, our Board of Supervisors will vote such common units at the written direction of each such record holder. Absent such direction, such common units will not be voted. In the case of common units held by our general partner on behalf of Non-citizen Assignees (Please read “—Non-Eligible Holders; Redemption”). Our general partner will distribute the votes in respect of such common units in the same ratios as the votes of limited partners in respect of other common units are cast.

A meeting of the limited partners is held every three years; the next such meeting is scheduled to be held on May 14, 2012. In addition, a special meeting of our limited partners may be called by our Board of Supervisors or by our limited partners owning in the aggregate at least 20% of the outstanding units of the class for which a meeting is proposed. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of our limited partners or, if authorized by our Board of Supervisors, without a meeting if consents in writing setting forth the action so taken are signed by holders of such number of limited partner interests as would be necessary to authorize or take such action at a meeting of our limited partners. Our limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class for which a meeting has been called represented in person or by proxy will constitute a quorum at a meeting of our limited partners of such class or classes, unless any such action by the limited partners requires approval by holders of a greater percentage of such units, in which case the quorum shall be such greater percentage.

Each record holder of a common unit has one vote per each common unit held by such record holder, although additional limited partner interests having special voting rights could be issued by our Board of Supervisors. Please read “—Issuance of Additional Securities.” Our Partnership Agreement provides that common units held in nominee or street name account will be voted by the broker (or other nominee) pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to a record holder of common units (whether or not such record holder has been admitted as a limited partner under the terms of our Partnership Agreement) will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

By transfer of any common units in accordance with our Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. Limited partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

An assignee of a common unit, subsequent to executing and delivering a transfer application, but pending its admission as a substituted limited partner in our partnership, is entitled to an interest in our partnership equivalent to that of a limited partner with respect to the right to share in our allocations and distributions, including liquidating distributions. Our Board of Supervisors will vote and exercise other powers attributable to common units owned by an assignee who has not become a substitute limited partner at the written direction of such assignee. Please read “—Meetings; Voting.” Transferees who do not execute and deliver a transfer application will be treated neither as Assignees nor as unitholders, and will not receive cash distributions, federal income tax allocations or reports furnished to unitholders. Please read “Description of Common Units.”

Non-Eligible Holders; Redemption

We currently own interests in oil and natural gas leases on United States federal lands and may acquire additional interests in the future. To comply with certain U.S. laws relating to the ownership of interests in oil and natural gas leases on federal lands, our general partner, acting on our behalf, may request that transferees fill out a properly completed transfer application certifying, and our general partner, acting on our behalf, may at any time require each unitholder to re-certify, that the unitholder is an Eligible Holder. As used in our partnership agreement, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. As of the date hereof, Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body, including a municipality; or

•

an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If, following a request by our general partner, a transferee or unitholder, as the case may be, fails to furnish:

•	a transfer application containing the required certification;

•	a re-certification containing the required certification within 30 days after request; or

•	provides a false certification,

then, as the case may be, such transfer will be void or we will have the right, which we may assign to any of our affiliates, to acquire all, but not less than all, of the units held by such unitholder. Further, the units held by such unitholder will not be entitled to any voting rights. Please read “—Meetings; Voting.”

The purchase price will be paid in cash or delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 10% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Indemnification

Under our Partnership Agreement, in most circumstances, we will indemnify certain persons (each, an “Indemnitee”), to the fullest extent permitted by law, from and against any and all liabilities, expenses losses, claims, damages or similar events, liabilities (joint or several), expenses (including legal fees, expenses and other disbursements), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, incurred by such Indemnitee by reason of its status as an Indemnitee.

The Indemnitees shall include the following:

•	members of our Board of Supervisors and members of the board of supervisors of the Operating Partnership;

•	our general partner, any departing partner and any person who is or was an affiliate of our general partner or any departing partner;

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any person who is or was a member, partner, director, officer, employee, agent or trustee of our Partnership, the Operating Partnership, our general partner or any departing partner or any affiliate of our Partnership, the Operating Partnership, our general partner or any departing partner; and

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any person who is or was serving at the request of our Board of Supervisors, our general partner or any departing partner or any affiliate of our general partner or any departing partner as a member, partner, director, officer, employee, partner, agent, fiduciary or trustee of another person, in each case, acting in such capacity (not including any person providing, trustee, fiduciary or custodial services, on a fee-for-services basis solely by reason of providing such services).

In each case, such person will be entitled to such indemnity only if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to the manner described above. An Indemnitee is entitled to indemnification even if it had an interest in the transaction with respect to which indemnification applies, if such transaction is permitted under our Partnership Agreement.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance covering liabilities asserted against and expenses incurred by our general partner, the members of our Board of Supervisors and such other persons as our Board of Supervisors determines against any liability that may be asserted or expenses incurred by such persons in connection with our activities, regardless of whether we would have the power to indemnify the person against liabilities under our Partnership Agreement. To the fullest extent permitted by law, we will advance expenses incurred by an Indemnitee prior to the final disposition of such claim upon receipt of an undertaking by such Indemnitee to repay such payment if it shall be finally determined that it was not entitled to be indemnified.

No person indemnified by us under our Partnership Agreement is liable for monetary damages to us, our limited partners or any assignee of a common unit for losses sustained or liabilities incurred as a result of errors in judgment or any act or omission if any such person acted in good faith pursuant to authority granted in our Partnership Agreement. To the maximum extent permitted by law, our general partner and its affiliates are not and will not be responsible for any act or omission by our Board of Supervisors, any member of our Board of Supervisors, or any of our officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and/or persons controlling the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the

Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation, and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our Board of Supervisors is entitled to determine in good faith the expenses of general partner that are allocable to us.

Books and Reports

Our Board of Supervisors is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with US GAAP. For financial reporting and tax purposes, our fiscal year end is the last Saturday in September.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements. Within 90 days after the close of each quarter except for our fourth quarter, we will also furnish a report containing our unaudited financial statements and any other information required by law, rule or regulation.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on the cooperation of our unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, obtain:

•	true and full information regarding the status of our business and financial condition;

•	copies of our tax returns once they become available (including only the requesting limited partner’s Schedule K-1);

•	a current list of the name and last known business, residence or mailing address of each partner;

•	copies of our Partnership Agreement, our certificate of limited partnership, related amendments and any powers of attorney under which they have been executed;

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information as to the amount of cash, and a description and statement of the agreed net value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner; and

•	any other information regarding our affairs as is just and reasonable.

Our Board of Supervisors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our Board of Supervisors believes in good faith is not in our or any of the other members of the Partnership Group’s best interests, could damage us or any other member of the Partnership Group or that any Group Member is required by law or by agreements with third parties to keep confidential.

UNITS ELIGIBLE FOR FUTURE SALE

The common units distributed pursuant to this prospectus will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. We do not expect that any of the recipients of common units being registered pursuant to the Form S-1 will be affiliates of us. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A unitholder who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell his common units under Rule 144 without regard to the rule’s public information requirements, volume limitations, manner of sale provisions and notice requirements.

At the closing of the Inergy Propane Acquisition and pursuant to the terms of the Contribution Agreement, we will enter into a unitholder agreement with John J. Sherman, the President and Chief Executive Officer of Inergy (the “Unitholder Agreement”). The Unitholder Agreement provides that for a period of one year after the Acquisition Closing Date, subject to certain limited exceptions, (i) Mr. Sherman will not transfer, sell, assign, pledge or otherwise dispose, directly or indirectly (“Transfer”) any of our common units, excluding any Transfers of our common units by a mutual fund or other investment fund, investment account or other investment vehicle (A) through which Mr. Sherman beneficially owns such Suburban common units and (B) in which Mr. Sherman does not make investment decisions or investments on behalf of such investment fund, account or vehicle, and (ii) Mr. Sherman will cause his affiliates not to Transfer any Suburban common units that are acquired from Mr. Sherman after the closing date of the Inergy Propane Acquisition. The Unitholder Agreement also includes noncompetition provisions that would prevent Mr. Sherman from engaging in certain activities similar and related to our business and the acquired operations for a period of five years after the Acquisition Closing Date. Mr. Sherman, as of March 30, 2012, is the beneficial owner of approximately 14% of Inergy’s common and Class B units and, based upon this percentage, would own approximately 3.9% of our common units outstanding, after giving effect to the Inergy Propane Acquisition and Inergy’s distribution of 13,753,661 of our common units to its Unitholders, pro rata, pursuant to the Contribution Agreement.

In addition, Inergy and Inergy Sales have agreed not to transfer any of the Equity Consideration during the Holding Period, except pursuant to the transactions described in this prospectus.

Our Partnership Agreement does not restrict our ability to issue any partnership interests. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, our common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a summary of the material U.S. federal income tax considerations that may be relevant to prospective unitholders. The following portion of this section and the opinion of Proskauer Rose LLP, our tax counsel, that is set out herein are based upon the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

No attempt has been made in the following discussion to comment on all U.S. federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs (real estate investment trusts) or RICs (regulated investment companies). Accordingly, each prospective unitholder should consult, and should depend on, its own tax advisor in analyzing the U.S. federal, state, local and foreign tax and other tax consequences of the purchase, ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Proskauer Rose LLP and are based on the accuracy of the representations made by us.

For reasons described below, Proskauer Rose LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Treatment of Unitholders—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units—Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Treatment of Unitholders—Section 754 Election”).

Partnership Status

An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its share of the items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income,” as described in clause (c) below. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery (in which case, the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, on the first day of such taxable year in return for stock in that corporation, and as though we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status for U.S. federal income tax purposes. Instead, we rely on the opinion of Proskauer Rose LLP on such matters. It is the opinion of Proskauer Rose LLP that, based upon the Code, its regulations and published revenue rulings, the court decisions and certain assumptions and representations made by us, that, as of the date hereof, each of Suburban and the Operating Partnership will be classified as a partnership for U.S. federal income tax purposes, provided that:

(a)	neither we nor the Operating Partnership has elected or will elect to be treated as a corporation;

(b)	we and the Operating Partnership have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the Partnership Agreement or the Operating Partnership Agreement (whichever is applicable);

(c)	for each of our taxable years from and after our formation, more than 90% of our gross income has been and will be derived (i) from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (ii) from other items of “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(d)	we would not be a regulated investment company as described in Section 851(a) of the Internal Revenue Code if we were a domestic corporation.

Suburban believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

An opinion of counsel represents only that particular counsel’s best legal judgment, is based upon certain assumptions and representations made by us and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

If we or the Operating Partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed at corporate rates. In addition, if we were treated as a corporation, any distribution we made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, then, in the absence of earnings and profits, such distributions would be treated as a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, and would be treated as taxable capital gain after the unitholder’s tax basis in the common units is reduced to zero. Accordingly, treatment of either us or the Operating Partnership as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on our counsel’s opinion that each of Suburban and the Operating Partnership will be classified as a partnership for U.S. federal income tax purposes.

Tax Treatment of Unitholders

Partner Status

Unitholders who have become our limited partners will be treated as our partners for U.S. federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their common units will be treated as our partners for U.S. federal income tax purposes.

An owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for U.S. federal income tax purposes and may recognize gain or loss on such transfer. Please read “—Treatment of Short Sales” below.

No part of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for U.S. federal income tax purposes, and any distributions received by such a unitholder should therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding our common units.

In the following portion of this section, the word “unitholder” refers to a holder of our common units who is one of our partners.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections,” we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

Treatment of Distributions by Suburban

Our distributions to a unitholder generally will not be taxable to it for U.S. federal income tax purposes to the extent of the tax basis it has in its common units immediately before the distribution. Our distributions in excess of a unitholder’s tax basis generally will be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “Disposition of Common Units—Recognition of Gain or Loss” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss (“nonrecourse liabilities”) will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Suburban’s Losses” below.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease such unitholder’s share of nonrecourse liabilities, if any, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code (collectively, “Section 751 assets”). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder’s tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis in its common units will be determined as set forth below in this prospectus in “Plan of Distribution—U.S. federal income tax consequences of the Plan of Distribution—Initial Tax Basis and Holding Period in the Common Units.” That basis will be increased by its share of our income and by any increase in its share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by its share of our distributions, by its share of our losses, by any decrease in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of Suburban’s Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the amount of that unitholder’s tax basis in the common units and, in the case of an individual unitholder, estate, trust or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than the unitholder’s tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s at-risk amount is subsequently increased, provided such losses do not exceed such unitholder’s tax basis in his units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the unitholder’s tax basis in the unitholder’s common units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money the unitholder borrows to acquire or hold the unitholder’s common units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to common units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our partners who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the distribution of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any U.S. federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders.

We also have the discretion, in certain circumstances, to amend our Partnership Agreement as appropriate to preserve or achieve uniformity of the intrinsic tax characteristics of our common units. Any payment that we make as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder could be required to file a tax return or a claim for refund in order to obtain a credit or refund of that tax.

Allocation of Partnership Income, Gain, Loss and Deduction

For U.S. federal income tax purposes, a unitholder’s allocable share of our items of income, gain, loss, deduction or credit will be governed by the Partnership Agreement if such allocations have “substantial economic effect” or are determined to be in accordance with a unitholder’s partnership interest. Our items of income, gain, loss and deduction generally are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us, subject to Section 704(c) of the Internal Revenue Code. We believe that for U.S. federal income tax purposes, with the exception of the issues described below in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees” such allocations will have substantial economic effect or be in accordance with your partnership interest. If the IRS successfully challenges the allocations made pursuant to the limited partnership agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in the limited partnership agreement.

Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for any difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Proskauer Rose LLP has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. Please also read “—Dispositions of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult their own tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, is scheduled to impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code, which permits us to adjust the tax basis of our assets as to each purchaser of our common units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the common units.

A Section 754 election is advantageous if the transferee’s tax basis in the transferee’s common units is higher than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee’s share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in the transferee’s common units is lower than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. The Section 754 election is irrevocable without the consent of the IRS.

Although Proskauer Rose LLP is unable to opine as to the validity of this method, we intend to compute the effect of the Section 743(b) adjustment so as to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount paid therefor. In that regard, we have adopted depreciation and amortization conventions that we believe conform to the Treasury Regulations promulgated under Section 743(b) of the Internal Revenue Code.

The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

Tax Treatment of Operations

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but underwriters’ discounts and commissions are treated as syndication costs.

Valuation of Suburban’s Property and Basis of Properties

The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

Disposition of Common Units

Recognition of Gain or Loss

A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis in the common units sold. A unitholder’s amount realized is measured by the sum of the cash and the fair market value of other property received plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit will generally be a capital gain or loss. Capital gain recognized on the sale of common units held for more than one year will generally be taxed at a maximum rate of 15% (such rate to be increased to 20% for taxable years beginning after December 31, 2012). A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common units and will be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. If this ruling is applicable to the holders of common units, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. Thus, the ruling may result in an acceleration of gain or a deferral of loss on a sale of a portion of a unitholder’s common units. It is not entirely clear that the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the unitholders. On the other hand, a selling unitholder who can identify common units transferred with an ascertainable holding period may elect to use the actual holding period of the common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all later sales or exchanges of common units.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; and

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract, or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations between Transferors and Transferees

In general, we will prorate our annual taxable income and losses on a monthly basis and such income as so prorated will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders as of the opening of the principal national securities exchange on the first business day of the month in which such gain or loss is recognized for U.S. federal income tax purposes. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

The Department of the Treasury has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Proskauer Rose LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

Notification Requirements

A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties. Because we have made an election under Section 754 of the Internal Revenue Code, a purchaser of an interest in us, or his broker, is required to notify us of the transfer of such interest and we are required to include a statement with our Partnership Return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among the properties.

Constructive Termination

We will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would, among other things, result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of preparing these returns will be borne by all Unitholders. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Uniformity of Units

Because we cannot match transferors and transferees of our common units, we must maintain uniformity of the economic and tax characteristics of our common units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. For example, a lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of our common units.

Tax-Exempt Organizations and Certain Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file U.S. federal income tax returns in respect of their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a United States trade or business and which is allocable to its foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest marginal effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to the applicable withholding agent on the appropriate Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s “U.S. net equity,” which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

In a published ruling, the IRS has taken the position that gain realized by a foreign unitholder who sells or otherwise disposes of a limited partnership unit will be treated as effectively connected with a United States trade or business of the foreign unitholder, and thus subject to U.S. federal income tax, to the extent that such gain is attributable to appreciated personal property used by the limited partnership in a United States trade or business. Moreover, a foreign unitholder is subject to U.S. federal income tax on gain realized on the sale or disposition of a common unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to U.S. federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our common units during the five-year period ending on the date of the sale or disposition, provided the common units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1 that sets forth such unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “tax matters partner” for these purposes. Our Partnership Agreement appoints our general partner as our tax matters partner.

The tax matters partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by unitholders having in the aggregate at least a 5% interest in our profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units that they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, “substantial authority” or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules, which increase penalties and extend the statutes of limitations apply to “tax shelters,” a term that in this context does not appear to include us, “listed transactions,” and “reportable transactions with a significant tax avoidance purpose.” We do not anticipate participating in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” However, if any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. Investors should consult their own tax advisors concerning any possible accuracy-related penalties with respect to their investment and should be aware that we and our material advisors intend to comply with the disclosure requirements.

In addition, the 20% accuracy-related penalty also applies to any portion of underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our unitholders) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly our unitholders’ tax returns) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a unitholder may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by legislative, judicial or administrative changes and differing interpretations thereof at any time. For example, the Obama Administration and members of Congress have recently considered substantive changes to the existing U.S. federal income tax laws that would affect the tax treatment of, or impose additional administrative requirements on, publicly traded partnerships. It is possible that these legislative efforts could result in changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder’s investment in us. We currently conduct business in 30 states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to unitholders. See “—Tax Treatment of Unitholders—Entity-Level Collections” above. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences of such unitholder’s investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Proskauer Rose LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

INVESTMENT IN SUBURBAN PROPANE PARTNERS, L.P. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities (“IRAs”) established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences—Tax-Exempt Organizations and Other Investors;” and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that, with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our General Partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•

the equity interests acquired by the employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

•

the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

•

there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above that are subject to ERISA and IRAs and other similar vehicles that are subject to Section 4975 of the Internal Revenue Code.

•	Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first two bullet points above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

PLAN OF DISTRIBUTION

Background

The common units covered by this prospectus are being issued by Suburban to Inergy and Inergy Sales in connection with the Inergy Propane Acquisition. Inergy Sales will distribute any and all common units it receives in connection with the Inergy Propane Acquisition to Inergy. Pursuant to the Contribution Agreement, Inergy will retain 138,926 common units. The remaining 13,753,661 units will be subsequently distributed by Inergy to Inergy’s unitholders, pro rata.

The common units covered by this prospectus constitute the Equity Consideration issued by Suburban in connection with the Inergy Propane Acquisition. For more information about the Inergy Propane Acquisition, please see “Inergy Propane Acquisition and Related Transactions” in this prospectus.

Structure of the Distribution

A record holder of Inergy units as of the close of business on the Record Date will be entitled to receive                      Suburban common units for every Inergy unit it holds on that date. Suburban will issue the Suburban common units in book-entry form, which means that Suburban will not issue physical unit certificates. Inergy will not distribute any fractional units of Suburban common units.

If the exchange ratio would result in an Inergy unitholder being entitled to receive a fraction of a Suburban common unit, that Inergy unitholder will be entitled to receive, in lieu of such fractional unit, a cash payment. The transfer agent will aggregate fractional units into whole units and issue those units to Inergy. Each Inergy unitholder that would have been entitled to receive a fractional unit in the distribution will instead be entitled to receive from Inergy a cash payment equal to the value of such fractional unit based on the market price of the Suburban common units on the third trading day immediately preceding the Distribution Date.

The issuance of common units in connection with the Inergy Propane Acquisition is subject to the satisfaction or waiver of certain conditions, which are described in this prospectus under “Inergy Propane Acquisition and Related Transactions.”

Inergy unitholders will not be required to pay for Suburban common units received in connection with the Inergy Propane Acquisition or to surrender or exchange Inergy units in order to receive Suburban common units or to take any other action in connection with the distribution of Suburban common units by Inergy pursuant to the Inergy Propane Acquisition. No vote of Inergy unitholders will be required or sought in connection with the distribution of Suburban common units in connection with the Inergy Propane Acquisition, and Inergy unitholders will have no appraisal rights in connection with the distribution of Suburban common units in connection with the Inergy Propane Acquisition.

Immediately following the issuance of Suburban common units to Inergy and Inergy Sales, and thereafter, the distribution by Inergy Sales to Inergy and then by Inergy to Inergy unitholders, Suburban expects that approximately 49,435,903 Suburban common units will be issued and outstanding (based on 35,543,316 common units outstanding as of May 1, 2012). Suburban also expects to have approximately              unitholders of record, based on the number of unitholders of record of Inergy units on the Distribution Date.

Inergy intends to distribute the common units as promptly as practicable following the Effective Date of the Form S-1. The units will be distributed to Inergy’s unitholders of record as of the close of business on the Record Date, pro rata, and for no consideration.

Costs of the Distribution

As of the date of this prospectus, approximately $             in legal and accounting fees have been incurred in connection with the distribution of the Equity Consideration. Suburban is bearing the cost of this Form S-1 and the cost of the distribution of Suburban common units to Inergy unitholders.

Underwriter

Inergy is deemed to be acting as an underwriter under the Securities Act in connection with its distribution of our common units to Inergy’s unitholders. Inergy will not receive any compensation for its distribution of our common units to its unitholders.

Listing with the NYSE

Suburban intends to apply to list the common units covered by this prospectus for trading on the New York Stock Exchange.

Material U.S. federal income tax consequences of the Plan of Distribution

Receipt of the Common Units

Inergy anticipates that no income or gain will be recognized by Inergy unitholders for U.S. federal income tax purposes as a result of the receipt by Inergy unitholders of common units pursuant to this Plan of Distribution. Distributions by a partnership to its partners result in the recognition of income or gain only to the extent cash received (including any cash deemed distributed as a result of the reduction in a partner’s share of partnership debt) exceeds the partner’s basis in its partnership interest. While certain distributions of “marketable securities” are also treated as distributions of cash under Section 731(c) of the Internal Revenue Code (“Code”), Treasury Regulations promulgated under Section 731(c) provide certain exceptions that would exclude certain distributions of marketable securities from such treatment. Inergy believes that the distribution of the common units should qualify under one or more such exceptions.

Initial Tax Basis and Holding Period in the Common Units

Generally, an Inergy unitholder’s initial tax basis in the common units it receives in the distribution should be the same as Inergy’s adjusted tax basis in such common units immediately prior to the distribution. Inergy’s tax basis in the common units will be derived from the basis of the assets contributed to Suburban by Inergy, the amount of debt to which those assets were subject at the time of contribution and Inergy’s allocable share of Suburban’s debt immediately after such contribution. If, however, Inergy’s adjusted tax basis in the common units distributed to an Inergy unitholder were to exceed such unitholder’s adjusted tax basis in its Inergy units, such Inergy unitholder’s initial tax basis in the common units would be reduced by the excess amount. In addition, as a result of the distribution, an Inergy unitholder’s adjusted tax basis in its Inergy units should be reduced by the amount of the unitholder’s initial tax basis in the common units received in the distribution.

A unitholder’s holding period in the common units received in the distribution should include Inergy’s holding period in the units, which may be determined, in part, by the holding period that Inergy had in the property that it contributed to us in exchange for the common units. Generally, a partner’s holding period in a partnership interest acquired in exchange for its contribution of assets in a non-taxable transaction includes the partner’s holding period in such assets. There are, however, several exceptions to this general rule. For example, a partner’s holding period in a partnership interest acquired in exchange for inventory and receivables begins on the day after such partnership interest was acquired. Under these rules, Inergy should have a divided holding period in the common units. Pursuant to applicable Treasury Regulations, the portion of the common units to which a particular holding period relates should equal the same proportion that the fair market value of the common units received by Inergy in respect of the relevant contributed property (with that particular holding period) bears to the total fair market value of Inergy’s entire interest in us immediately after the transaction in which such property was contributed.

The holding period and basis allocation rules are complex, and you are urged to consult your own tax advisor with regard to those matters.

LEGAL MATTERS

The validity of the issuance of the common units issued hereby will be passed upon for Suburban Propane Partners, L.P. by Proskauer Rose LLP, New York, New York. Inergy, L.P. has been represented by Vinson & Elkins L.L.P., Houston, Texas, in connection with this issuance.

EXPERTS

Suburban Propane Partners, L.P.

The consolidated financial statements of Suburban Propane Partners, L.P. as of September 24, 2011 and September 25, 2010 and for each of the three years in the period ended September 24, 2011 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Inergy Propane, LLC

The consolidated financial statements of Inergy Propane, LLC and Subsidiaries at September 30, 2011 and 2010, and for each of the three years in the period ended September 30, 2011, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common units issued hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common units, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We are subject to the informational requirements of the Exchange Act and we fulfill, and will continue to fulfill, our obligations with respect to such requirements by filing periodic reports, proxy statements and other information with the SEC. We intend to furnish our Unitholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. Our Internet website address is www.suburbanpropane.com. This website reference is intended to be an inactive textual reference only. Our website and the information contained therein or connected thereto is not incorporated by reference into this prospectus.

Our common units are listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Suburban Propane Partners, L.P. and Subsidiaries

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets—
As of September 24, 2011 and September 25, 2010	F-3

Consolidated Statements of Operations —
Years Ended September 24, 2011, September 25, 2010 and September 26, 2009	F-4

Consolidated Statements of Cash Flows—
Years Ended September 24, 2011, September 25, 2010 and September 26, 2009	F-5

Consolidated Statements of Partners’ Capital—
Years Ended September 24, 2011, September 25, 2010 and September 26, 2009	F-6

Notes to Consolidated Financial Statements	F-7

Valuation and Qualifying Accounts—
Years Ended September 24, 2011, September 25, 2010 and September 26, 2009	F-31

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets—
As of March 24, 2012 and September 24, 2011	F-32

Condensed Consolidated Statements of Operations —
Three Months Ended March 24, 2012 and March 26, 2011	F-33

Condensed Consolidated Statements of Operations —
Six Months Ended March 24, 2012 and March 26, 2011	F-34

Condensed Consolidated Statements of Cash Flows—
Six Months Ended March 24, 2012 and March 26, 2011	F-35

Condensed Consolidated Statements of Partners’ Capital—
Six Months Ended March 24 2012	F-36

Notes to Condensed Consolidated Financial Statements	F-37

Inergy Propane, LLC and Subsidiaries

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-51

Consolidated Balance Sheets—
As of September 30, 2011 and 2010	F-52

Consolidated Statements of Operations —
Years Ended September 30, 2011, 2010 and 2009	F-53

Consolidated Statements of Member’s Equity—
Years Ended September 30, 2011, 2010 and 2009	F-54

Consolidated Statements of Cash Flows—
Years Ended September 30, 2011, 2010 and 2009	F-55

Notes to Consolidated Financial Statements	F-57

Unaudited Consolidated Financial Statements

Consolidated Balance Sheets—
As of March 31, 2012 and September 30, 2011	F-80

Consolidated Statements of Operations—
Six Months Ended March 31, 2012 and March, 31 2011	F-81

Consolidated Statements of Member’s Equity—
Six Months Ended March 31, 2012	F-82

Consolidated Statements of Cash Flows—
Six Months Ended March 31, 2012 and March 31, 2011	F-83

Notes to Consolidated Financial Statements	F-85

Report of Independent Registered Public Accounting Firm

To the Board of Supervisors and Unitholders of

Suburban Propane Partners, L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of partners’ capital and of cash flows present fairly, in all material respects, the financial position of Suburban Propane Partners, L.P. and its subsidiaries at September 24, 2011 and September 25, 2010, and the results of their operations and their cash flows for each of the three years in the period ended September 24, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule of Suburban Propane Partners, L.P. presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, New Jersey

November 23, 2011

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 24, 2011	September 25, 2010
ASSETS
Current assets:
Cash and cash equivalents	$149,553	$156,908
Accounts receivable, less allowance for doubtful accounts of $6,960 and $5,403, respectively	66,630	60,383
Inventories	65,907	61,047
Other current assets	15,732	18,089

Total current assets	297,822	296,427
Property, plant and equipment, net	338,125	350,420
Goodwill	277,651	277,244
Other assets	42,861	46,823

Total assets	$956,459	$970,914

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$37,456	$39,886
Accrued employment and benefit costs	22,951	28,624
Accrued insurance	9,950	10,480
Customer deposits and advances	57,476	63,579
Other current liabilities	23,681	21,945

Total current liabilities	151,514	164,514
Long-term borrowings	348,169	347,953
Accrued insurance	42,891	44,965
Other liabilities	55,667	50,826

Total liabilities	598,241	608,258

Commitments and contingencies

Partners’ capital:
Common Unitholders (35,429 and 35,318 units issued and outstanding at September 24, 2011 and September 25, 2010, respectively)	418,134	419,882
Accumulated other comprehensive loss	(59,916)	(57,226)

Total partners’ capital	358,218	362,656

Total liabilities and partners’ capital	$956,459	$970,914

The accompanying notes are an integral part of these consolidated financial statements.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per unit amounts)

	Year Ended
	September 24, 2011	September 25, 2010	September 26, 2009
Revenues
Propane	$929,492	$885,459	$864,012
Fuel oil and refined fuels	139,572	135,059	159,596
Natural gas and electricity	84,721	77,587	76,832
All other	36,767	38,589	42,714

	1,190,552	1,136,694	1,143,154
Costs and expenses
Cost of products sold	678,719	598,451	540,385
Operating	279,329	289,567	304,767
General and administrative	51,648	61,656	57,044
Severance charge	2,000	—	—
Pension settlement charge	—	2,818	—
Depreciation and amortization	35,628	30,834	30,343

	1,047,324	983,326	932,539

Operating income	143,228	153,368	210,615
Loss on debt extinguishment	—	(9,473)	(4,624)
Interest income	16	61	802
Interest expense	(27,394)	(27,458)	(39,069)

Income before provision for income taxes	115,850	116,498	167,724
Provision for income taxes	884	1,182	2,486

Net income	$114,966	$115,316	$165,238

Income per Common Unit — basic	$3.24	$3.26	$4.99

Weighted average number of Common Units outstanding — basic	35,525	35,374	33,134

Income per Common Unit — diluted	$3.22	$3.24	$4.96

Weighted average number of Common Units outstanding — diluted	35,723	35,613	33,315

The accompanying notes are an integral part of these consolidated financial statements.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended
	September 24, 2011	September 25, 2010	September 26, 2009
Cash flows from operating activities:
Net income	$114,966	$115,316	$165,238
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization expense	35,628	30,834	30,343
Pension settlement charge	—	2,818	—
Loss on debt extinguishment	—	9,473	4,624
Deferred tax provision	—	—	1,385
Other, net	3,316	6,120	3,895
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(6,247)	(7,709)	42,898
(Increase) decrease in inventories	(4,721)	9,555	9,664
Increase (decrease) in accounts payable	(2,134)	3,376	(22,402)
Increase (decrease) in accrued employment and benefit costs	(5,673)	(12,251)	13,822
Increase (decrease) in accrued insurance	(2,604)	3,127	(20,785)
Increase (decrease) in customer deposits and advances	(6,103)	(6,328)	(5,437)
(Increase) decrease in other current and noncurrent assets	2,470	1,479	19,121
Increase (decrease) in other current and noncurrent liabilities	3,888	(13)	4,185

Net cash provided by operating activities	132,786	155,797	246,551

Cash flows from investing activities:
Capital expenditures	(22,284)	(19,131)	(21,837)
Acquisitions of businesses	(3,195)	(14,500)	—
Proceeds from sale of property, plant and equipment	5,974	3,520	4,985

Net cash (used in) investing activities	(19,505)	(30,111)	(16,852)

Cash flows from financing activities:
Repayments of long-term borrowings	—	(256,510)	(177,821)
Proceeds from long-term borrowings	—	247,840	100,000
Issuance costs associated with long-term borrowings	—	(5,018)	(5,543)
Repayments of short-term borrowings	—	—	(110,000)
Net proceeds from issuance of Common Units	—	—	95,880
Partnership distributions	(120,636)	(118,263)	(106,740)

Net cash (used in) financing activities	(120,636)	(131,951)	(204,224)

Net (decrease) increase in cash and cash equivalents	(7,355)	(6,265)	25,475
Cash and cash equivalents at beginning of year	156,908	163,173	137,698

Cash and cash equivalents at end of year	$149,553	$156,908	$163,173

Supplemental disclosure of cash flow information:
Cash paid for interest	$24,584	$28,362	$39,153

The accompanying notes are an integral part of these consolidated financial statements.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL

(in thousands)

	Number of Common Units	Common Unitholders	Accumulated Other Compre- hensive (Loss) Income	Total Partners’ Capital	Comprehensive Income (Loss)
Balance at September 27, 2008	32,725	$262,050	$(44,155)	$217,895

Net income		165,238		165,238	$165,238
Other comprehensive income:
Net unrealized losses on cash flow hedges			(4,079)	(4,079)	(4,079)
Reclassification of realized losses on cash flow hedges into earnings			3,088	3,088	3,088
Amortization of net actuarial losses and prior service credits into earnings and net change in funded status of benefit plans			(16,142)	(16,142)	(16,142)

Total comprehensive income					$148,105

Partnership distributions		(106,740)		(106,740)
Common Units issued under Restricted Unit Plans	72
Sale of Common Units under public offering, net of offering expenses	2,431	95,880		95,880
Compensation cost recognized under Restricted Unit Plans, net of forfeitures		2,396		2,396

Balance at September 26, 2009	35,228	$418,824	$(61,288)	$357,536

Net income		115,316		115,316	$115,316
Other comprehensive income:
Net unrealized losses on cash flow hedges			(5,706)	(5,706)	(5,706)
Reclassification of realized losses on cash flow hedges into earnings			3,597	3,597	3,597
Amortization of net actuarial losses and prior service credits into earnings and net change in funded status of benefit plans			3,353	3,353	3,353
Recognition in earnings of net actuarial loss for pension settlement			2,818	2,818	2,818

Total comprehensive income					$119,378

Partnership distributions		(118,263)		(118,263)
Common Units issued under Restricted Unit Plans	90
Compensation cost recognized under Restricted Unit Plans, net of forfeitures		4,005		4,005

Balance at September 25, 2010	35,318	$419,882	$(57,226)	$362,656

Net income		114,966		114,966	$114,966
Other comprehensive income:
Net unrealized losses on cash flow hedges			(1,177)	(1,177)	(1,177)
Reclassification of realized losses on cash flow hedges into earnings			2,881	2,881	2,881
Amortization of net actuarial losses and prior service credits into earnings and net change in funded status of benefit plans			(4,394)	(4,394)	(4,394)

Total comprehensive income					$112,276

Partnership distributions		(120,636)		(120,636)
Common Units issued under Restricted Unit Plans	111
Compensation cost recognized under Restricted Unit Plans, net of forfeitures		3,922		3,922

Balance at September 24, 2011	35,429	$418,134	$(59,916)	$358,218

The accompanying notes are an integral part of these consolidated financial statements.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per unit amounts)

1. Partnership Organization and Formation

Suburban Propane Partners, L.P. (the “Partnership”) is a publicly traded Delaware limited partnership principally engaged, through its operating partnership and subsidiaries, in the retail marketing and distribution of propane, fuel oil and refined fuels, as well as the marketing of natural gas and electricity in deregulated markets. In addition, to complement its core marketing and distribution businesses, the Partnership services a wide variety of home comfort equipment, particularly for heating and ventilation. The publicly traded limited partner interests in the Partnership are evidenced by common units traded on the New York Stock Exchange (“Common Units”), with 35,428,855 Common Units outstanding at September 24, 2011. The holders of Common Units are entitled to participate in distributions and exercise the rights and privileges available to limited partners under the Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), adopted on October 19, 2006 following approval by Common Unitholders at the Partnership’s Tri-Annual Meeting and as thereafter amended by the Board of Supervisors on July 31, 2007, pursuant to the authority granted to the Board in the Partnership Agreement. Rights and privileges under the Partnership Agreement include, among other things, the election of all members of the Board of Supervisors and voting on the removal of the general partner.

Suburban Propane, L.P. (the “Operating Partnership”), a Delaware limited partnership, is the Partnership’s operating subsidiary formed to operate the propane business and assets. In addition, Suburban Sales & Service, Inc. (the “Service Company”), a subsidiary of the Operating Partnership, was formed to operate the service work and appliance and parts businesses of the Partnership. The Operating Partnership, together with its direct and indirect subsidiaries, accounts for substantially all of the Partnership’s assets, revenues and earnings. The Partnership, the Operating Partnership and the Service Company commenced operations in March 1996 in connection with the Partnership’s initial public offering.

The general partner of both the Partnership and the Operating Partnership is Suburban Energy Services Group LLC (the “General Partner”), a Delaware limited liability company, the sole member of which is the Partnership’s Chief Executive Officer. Other than as a holder of 784 Common Units that will remain in the General Partner, the General Partner does not have any economic interest in the Partnership or the Operating Partnership.

The Partnership’s fuel oil and refined fuels, natural gas and electricity and services businesses are structured as corporate entities (collectively referred to as the “Corporate Entities”) and, as such, are subject to corporate level income tax.

Suburban Energy Finance Corporation, a direct 100%-owned subsidiary of the Partnership, was formed on November 26, 2003 to serve as co-issuer, jointly and severally with the Partnership, of the Partnership’s senior notes.

The Partnership serves approximately 750,000 residential, commercial, industrial and agricultural customers from approximately 300 locations in 30 states. The Partnership’s operations are concentrated in the east and west coast regions of the United States, including Alaska. No single customer accounted for 10% or more of the Partnership’s revenues during fiscal 2011, 2010 or 2009.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of the Partnership, the Operating Partnership and all of its direct and indirect subsidiaries. All significant intercompany transactions and account balances have been eliminated. The Partnership consolidates the results of operations, financial condition and cash flows of the Operating Partnership as a result of the Partnership’s 100% limited partner interest in the Operating Partnership.

Fiscal Period. The Partnership uses a 52/53 week fiscal year which ends on the last Saturday in September. The Partnership’s fiscal quarters are generally 13 weeks in duration. When the Partnership’s fiscal year is 53 weeks long, the corresponding fourth quarter is 14 weeks in duration.

Revenue Recognition. Sales of propane, fuel oil and refined fuels are recognized at the time product is delivered to the customer. Revenue from the sale of appliances and equipment is recognized at the time of sale or when installation is complete, as applicable. Revenue from repairs, maintenance and other service activities is recognized upon completion of the service. Revenue from service contracts is recognized ratably over the service period. Revenue from the natural gas and electricity business is recognized based on customer usage as determined by meter readings for amounts delivered, some of which may be unbilled at the end of each accounting period. Revenue from annually billed tank fees is deferred at the time of billings and recognized on a straight-line basis over one year.

Fair Value Measurements. The Partnership measures certain of its assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants — in either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability.

The common framework for measuring fair value utilizes a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•

Level 2: Quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

Business Combinations. At the beginning of fiscal 2010, the Partnership adopted revised accounting guidance concerning business combinations. The Partnership accounts for business combinations using the purchase method and accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the Partnership and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Identifiable intangible assets with finite lives are amortized over their useful lives. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date. The Partnership expenses all acquisition-related costs as incurred. Certain provisions of the revised guidance, in particular one related to the accounting for acquired tax benefits, are required to be applied regardless of when the business combination occurred. Therefore, to the extent the Partnership’s Corporate Entities generate taxable profits that enable the utilization of tax benefits acquired in prior business combinations, the corresponding reduction in the valuation allowance will be recorded as a reduction in the provision for income taxes. Previously, such valuation allowance reductions were recorded as a reduction to goodwill.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates have been made by management in the areas of self-insurance and litigation reserves, pension and other postretirement benefit liabilities and costs, valuation of derivative instruments, depreciation and amortization of long-lived assets, asset impairment assessments, tax valuation allowances and allowances for doubtful accounts. Actual results could differ from those estimates, making it reasonably possible that a material change in these estimates could occur in the near term.

Cash and Cash Equivalents. The Partnership considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined using a weighted average method for propane, fuel oil and refined fuels and natural gas, and a standard cost basis for appliances, which approximates average cost.

Derivative Instruments and Hedging Activities.

Commodity Price Risk. Given the retail nature of its operations, the Partnership maintains a certain level of priced physical inventory to ensure its field operations have adequate supply commensurate with the time of year. The Partnership’s strategy is to keep its physical inventory priced relatively close to market for its field operations. The Partnership enters into a combination of exchange-traded futures and option contracts and, in certain instances, over-the-counter option contracts (collectively, “derivative instruments”) to hedge price risk associated with propane and fuel oil physical inventories, as well as future purchases of propane or fuel oil used in its operations and to ensure adequate supply during periods of high demand. Under this risk management strategy, realized gains or losses on derivative instruments will typically offset losses or gains on the physical inventory once the product is sold. All of the Partnership’s derivative instruments are reported on the consolidated balance sheet at their fair values. In addition, in the course of normal operations, the Partnership routinely enters into contracts such as forward priced physical contracts for the purchase or sale of propane and fuel oil that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time product is purchased or sold under the related contract. The Partnership does not use derivative instruments for speculative trading purposes. Market risks associated with futures, options and forward contracts are monitored daily for compliance with the Partnership’s Hedging and Risk Management Policy which includes volume limits for open positions. Priced on-hand inventory is also reviewed and managed daily as to exposures to changing market prices.

On the date that futures, options and forward contracts are entered into, other than those designated as normal purchases or normal sales, the Partnership makes a determination as to whether the derivative instrument qualifies for designation as a hedge. Changes in the fair value of derivative instruments are recorded each period in current period earnings or other comprehensive income (“OCI”), depending on whether the derivative instrument is designated as a hedge and, if so, the type of hedge. For derivative instruments designated as cash flow hedges, the Partnership formally assesses, both at the hedge contract’s inception and on an ongoing basis, whether the hedge contract is highly effective in offsetting changes in cash flows of hedged items. Changes in the fair value of derivative instruments designated as cash flow hedges are reported in OCI to the extent effective and reclassified into earnings during the same period in which the hedged item affects earnings. The mark-to-market gains or losses on ineffective portions of cash flow hedges are recognized in earnings immediately. Changes in the fair value of derivative instruments that are not designated as cash flow hedges, and that do not meet the normal purchase and normal sale exemption, are recorded within earnings as they occur. Cash flows associated with derivative instruments are reported as operating activities within the consolidated statement of cash flows.

Interest Rate Risk. A portion of the Partnership’s borrowings bear interest at prevailing interest rates based upon, at the Operating Partnership’s option, LIBOR plus an applicable margin or the base rate, defined as the higher of the Federal Funds Rate plus  1/2 of 1% or the agent bank’s prime rate, or LIBOR plus 1%, plus the applicable margin. The applicable margin is dependent on the level of the Partnership’s total leverage (the ratio of total debt to income before deducting interest expense, income taxes, depreciation and amortization (“EBITDA”)). Therefore, the Partnership is subject to interest rate risk on the variable component of the interest rate. The Partnership manages part of its variable interest rate risk by entering into interest rate swap agreements. The interest rate swaps have been designated as, and are accounted for as, cash flow hedges. The fair value of the interest rate swaps are determined using an income approach, whereby future settlements under the swaps are converted into a single present value, with fair value being based on the value of current market expectations about those future amounts. Changes in the fair value are recognized in OCI until the hedged item is recognized in earnings. However, due to changes in the underlying interest rate environment, the corresponding value in OCI is subject to change prior to its impact on earnings.

Long-Lived Assets.

Property, plant and equipment. Property, plant and equipment are stated at cost. Expenditures for maintenance and routine repairs are expensed as incurred while betterments are capitalized as additions to the related assets and depreciated over the asset’s remaining useful life. The Partnership capitalizes costs incurred in the acquisition and modification of computer software used internally, including consulting fees and costs of employees dedicated solely to a specific project. At the time assets are retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized within operating expenses. Depreciation is determined under the straight-line method based upon the estimated useful life of the asset as follows:

Buildings	40 Years
Building and land improvements	20-40 Years
Transportation equipment	3-20 Years
Storage facilities	7-40 Years
Office equipment	5-10 Years
Tanks and cylinders	15-40 Years
Computer software	3-7 Years

The weighted average estimated useful life of the Partnership’s tanks and cylinders is approximately 27 years.

The Partnership reviews the recoverability of long-lived assets when circumstances occur that indicate that the carrying value of an asset may not be recoverable. Such circumstances include a significant adverse change in the manner in which an asset is being used, current operating losses combined with a history of operating losses experienced by the asset or a current expectation that an asset will be sold or otherwise disposed of before the end of its previously estimated useful life. Evaluation of possible impairment is based on the Partnership’s ability to recover the value of the asset from the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the expected undiscounted cash flows are less than the carrying amount of such asset, an impairment loss is recorded as the amount by which the carrying amount of an asset exceeds its fair value. The fair value of an asset will be measured using the best information available, including prices for similar assets or the result of using a discounted cash flow valuation technique.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is subject to an impairment review at a reporting unit level, on an annual basis in August of each year, or when an event occurs or circumstances change that would indicate potential impairment. The Partnership assesses the carrying value of goodwill at a reporting unit level based on an estimate of the fair value of the respective reporting unit. Fair value of the reporting unit is estimated using discounted cash flow analyses taking into consideration estimated cash flows in a ten-year projection period and a terminal value calculation at the end of the projection period. If the fair value of the reporting unit exceeds its carrying value, the goodwill associated with the reporting unit is not considered to be impaired. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized to the extent that the carrying amount of the associated goodwill, if any, exceeds the implied fair value of the goodwill.

Other Intangible Assets. Other intangible assets consist of customer lists, tradenames, non-compete agreements and leasehold interests. Customer lists and tradenames are amortized under the straight-line method over the estimated period for which the assets are expected to contribute to the future cash flows of the reporting entities to which they relate, ending periodically between fiscal years 2012 and 2021. Non-compete agreements are amortized under the straight-line method over the periods of the related agreements. Leasehold interests are amortized under the straight-line method over the shorter of the lease term or the useful life of the related assets, through fiscal 2025.

Accrued Insurance. Accrued insurance represents the estimated costs of known and anticipated or unasserted claims for self-insured liabilities related to general and product, workers’ compensation and automobile liability. Accrued insurance provisions for unasserted claims arising from unreported incidents are based on an analysis of historical claims data. For each claim, the Partnership records a provision up to the estimated amount of the probable claim utilizing actuarially determined loss development factors applied to actual claims data. The Partnership maintains insurance coverage such that its net exposure for insured claims is limited to the insurance deductible, claims above which are paid by the Partnership’s insurance carriers. For the portion of the estimated liability that exceeds insurance deductibles, the Partnership records an asset related to the amount of the liability expected to be covered by insurance.

Customer Deposits and Advances. The Partnership offers different payment programs to its customers including the ability to prepay for usage and to make equal monthly payments on account under a budget payment plan. The Partnership establishes a liability within customer deposits and advances for amounts collected in advance of deliveries.

Income Taxes. As discussed in Note 1, the Partnership structure consists of two limited partnerships, the Partnership and the Operating Partnership, and the Corporate Entities. For federal income tax purposes, as well as for state income tax purposes in the majority of the states in which the Partnership operates, the earnings attributable to the Partnership and the Operating Partnership are included in the tax returns of the individual partners. As a result, except for certain states that impose an income tax on partnerships, no income tax expense is reflected in the Partnership’s consolidated financial statements relating to the earnings of the Partnership and the Operating Partnership. The earnings attributable to the Corporate Entities are subject to federal and state income tax. Net earnings for financial statement purposes may differ significantly from taxable income reportable to Common Unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the Partnership Agreement.

Income taxes for the Corporate Entities are provided based on the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets when it is more likely than not that the full amount will not be realized.

Loss Contingencies. In the normal course of business, the Partnership is involved in various claims and legal proceedings. The Partnership records a liability for such matters when it is probable that a loss has been incurred and the amounts can be reasonably estimated. The liability includes probable and estimable legal costs to the point in the legal matter where the Partnership believes a conclusion to the matter will be reached. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued.

Asset Retirement Obligations. Asset retirement obligations apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The Partnership has recognized asset retirement obligations for certain costs to remove and properly dispose of underground and aboveground fuel oil storage tanks and contractually mandated removal of leasehold improvements.

The Partnership records a liability at fair value for the estimated cost to settle an asset retirement obligation at the time that liability is incurred, which is generally when the asset is purchased, constructed or leased. The Partnership records the liability, which is referred to as the asset retirement obligation, when it has a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made. If a reasonable estimate cannot be made at the time the liability is incurred, the Partnership records the liability when sufficient information is available to estimate the liability’s fair value.

Unit-Based Compensation. The Partnership recognizes compensation cost over the respective service period for employee services received in exchange for an award of equity or equity-based compensation based on the grant date fair value of the award. The Partnership measures liability awards under an equity-based payment arrangement based on remeasurement of the award’s fair value at the conclusion of each interim and annual reporting period until the date of settlement, taking into consideration the probability that the performance conditions will be satisfied.

Costs and Expenses. The cost of products sold reported in the consolidated statements of operations represents the weighted average unit cost of propane, fuel oil and refined fuels, as well as the cost of natural gas and electricity sold, including transportation costs to deliver product from the Partnership’s supply points to storage or to the Partnership’s customer service centers. Cost of products sold also includes the cost of appliances, equipment and related parts sold or installed by the Partnership’s customer service centers computed on a basis that approximates the average cost of the products. Unrealized (non-cash) gains or losses from changes in the fair value of commodity derivative instruments that are not designated as cash flow hedges are recorded in each reporting period within cost of products sold. Cost of products sold is reported exclusive of any depreciation and amortization as such amounts are reported separately within the consolidated statements of operations.

All other costs of operating the Partnership’s retail propane, fuel oil and refined fuels distribution and appliance sales and service operations, as well as the natural gas and electricity marketing business, are reported within operating expenses in the consolidated statements of operations. These operating expenses include the compensation and benefits of field and direct operating support personnel, costs of operating and maintaining the vehicle fleet, overhead and other costs of the purchasing, training and safety departments and other direct and indirect costs of operating the Partnership’s customer service centers.

All costs of back office support functions, including compensation and benefits for executives and other support functions, as well as other costs and expenses to maintain finance and accounting, treasury, legal, human resources, corporate development and the information systems functions are reported within general and administrative expenses in the consolidated statements of operations.

Net Income Per Unit. Computations of basic income per Common Unit are performed by dividing net income by the weighted average number of outstanding Common Units, and vested (and unissued) restricted units granted under the Partnership’s Restricted Unit Plans, as defined below, to retirement-eligible grantees. Computations of diluted income per Common Unit are performed by dividing net income by the weighted average number of outstanding Common Units and unissued restricted units granted under the Restricted Unit Plans. In computing diluted net income per Common Unit, weighted average units outstanding used to compute basic net income per Common Unit were increased by 198,298, 238,589 and 180,789 units for fiscal 2011, 2010 and 2009, respectively, to reflect the potential dilutive effect of the unvested restricted units outstanding using the treasury stock method.

Comprehensive Income. The Partnership reports comprehensive (loss) income (the total of net income and all other non-owner changes in partners’ capital) within the consolidated statement of partners’ capital. Comprehensive (loss) income includes unrealized gains and losses on derivative instruments accounted for as cash flow hedges, amortization of net actuarial losses and prior service credits into earnings and changes in the funded status of pension and other postretirement benefit plans.

Reclassifications and Revisions. Certain prior period amounts have been reclassified to conform with the current period presentation. In addition, other assets were increased by $654 and other liabilities were increased by $2,835, with a corresponding decrease of $2,181 to common unitholders as of September 27, 2008 to record an asset and a liability that were not included in the consolidated balance sheet in prior years.

Recently Issued Accounting Pronouncements. In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update to provide guidance on achieving a consistent definition of and common requirements for fair value measurement and related disclosure requirements in US GAAP. The new guidance requires quantitative information about unobservable inputs, valuation processes and sensitivity analysis associated with fair value measurements categorized within Level 3 of the fair value hierarchy, and is effective prospectively during interim and annual periods beginning after December 15, 2011, which will be the second quarter of the Partnership’s 2012 fiscal year. Early adoption is not permitted. No material impact is expected on the Partnership’s consolidated financial position, results of operations and cash flows.

In June 2011, the FASB issued an accounting standard update to provide guidance on increasing the prominence of items reported in other comprehensive income. This update eliminates the option to present components of other comprehensive income as part of the statement of partners’ capital and requires that the total of comprehensive income, the components of net income and the components of other comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Early adoption of this updated guidance is permitted, and it becomes effective retrospectively during interim and annual periods beginning after December 15, 2011, which will be the second quarter of the Partnership’s 2012 fiscal year. This update does not change the items that must be reported in other comprehensive income.

In September 2011, the FASB issued a revised accounting standard allowing companies to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a more detailed two-step goodwill impairment test would be performed to identify a potential goodwill impairment and measure the amount of loss to be recognized, if any. The standard will be effective for annual and interim goodwill impairment tests performed after December 31, 2011, with early adoption permitted. The adoption of this standard is not expected to impact the Partnership’s financial position, results of operations or cash flows.

Subsequent Events. The Partnership has evaluated all subsequent events that occurred after the balance sheet date through the date its financial statements were issued, and concluded there were no events or transactions occurring during this period that required recognition or disclosure in its financial statements.

3. Distributions of Available Cash

The Partnership makes distributions to its partners no later than 45 days after the end of each fiscal quarter of the Partnership in an aggregate amount equal to its Available Cash for such quarter. Available Cash, as defined in the Partnership Agreement, generally means all cash on hand at the end of the respective fiscal quarter less the amount of cash reserves established by the Board of Supervisors in its reasonable discretion for future cash requirements. These reserves are retained for the proper conduct of the Partnership’s business, the payment of debt principal and interest and for distributions during the next four quarters.

The following summarizes the quarterly distributions per Common Unit declared and paid in respect of each of the quarters in the three fiscal years in the period ended September 24, 2011:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
First Quarter	$0.8525	$0.8350	$0.8100
Second Quarter	0.8525	0.8400	0.8150
Third Quarter	0.8525	0.8450	0.8250
Fourth Quarter	0.8525	0.8500	0.8300

4. Selected Balance Sheet Information

Inventories consist of the following:

	As of
	September 24, 2011	September 25, 2010
Propane, fuel oil and refined fuels and natural gas	$64,601	$59,836
Appliances and related parts	1,306	1,211

	$65,907	$61,047

The Partnership enters into contracts to buy propane, fuel oil and natural gas for supply purposes. Such contracts generally have a term of one year subject to annual renewal, with costs based on market prices at the date of delivery.

Property, plant and equipment consist of the following:

	As of
	September 24, 2011	September 25, 2010
Land and improvements	$27,904	$28,250
Buildings and improvements	82,639	80,072
Transportation equipment	19,067	22,959
Storage facilities	79,525	78,176
Equipment, primarily tanks and cylinders	485,859	481,423
Computer systems	47,718	44,705
Construction in progress	2,704	5,290

	745,416	740,875
Less: accumulated depreciation	407,291	390,455

	$338,125	$350,420

Depreciation expense for the fiscal 2011, 2010 and 2009 amounted to $32,368, $28,411 and $28,123, respectively. During fiscal 2011 and fiscal 2010, the Partnership recorded a $2,883 and $1,800 adjustment, respectively, to accelerate depreciation expense on certain assets taken out of service.

5. Goodwill and Other Intangible Assets

The Partnership’s fiscal 2011 and fiscal 2010 annual goodwill impairment review resulted in no adjustments to the carrying amount of goodwill. During fiscal 2009, the Partnership reversed $1,385 of the deferred tax asset valuation allowance, respectively, which was established through purchase accounting, as a reduction to goodwill. This adjustment resulted from the utilization of a portion of the net operating losses established in purchase accounting. As a result of the adoption of revised accounting guidance concerning business combinations at the beginning of fiscal 2010, future reversals of the deferred tax asset valuation allowance will be reflected as a reduction of income tax expense.

The changes in carrying value of goodwill assigned to the Partnership’s operating segments are as follows:

	Propane	Fuel oil and refined fuels	Natural gas and electricity	Total
Balance as of September 25, 2010
Goodwill	$264,906	$10,900	$7,900	$283,706
Accumulated adjustments	—	(6,462)	—	(6,462)

	$264,906	$4,438	$7,900	$277,244

Balance as of September 24, 2011
Goodwill	$265,313	$10,900	$7,900	$284,113
Accumulated adjustments	—	(6,462)	—	(6,462)

	$265,313	$4,438	$7,900	$277,651

Goodwill acquired during fiscal 2011	$407	$—	$—	$407

Other intangible assets consist of the following:

	As of
	September 24, 2011	September 25, 2010
Customer lists	$26,523	$25,761
Non-compete agreements	3,756	3,156
Tradenames	1,499	1,499
Other	1,967	1,967

	33,745	32,383

Less: accumulated amortization
Customer lists	(15,036)	(12,671)
Non-compete agreements	(760)	(107)
Tradenames	(1,162)	(1,012)
Other	(709)	(617)

	(17,667)	(14,407)

	$16,078	$17,976

Aggregate amortization expense related to other intangible assets for fiscal 2011, 2010 and 2009 was $3,260, $2,423 and $2,220, respectively. Aggregate amortization expense for each of the five succeeding fiscal years related to other intangible assets held as of September 24, 2011 is as follows: 2012 — $2,834; 2013 — $2,676; 2014 — $2,341; 2015 — $2,180 and 2016 — $1,690.

6. Income Taxes

For federal income tax purposes, as well as for state income tax purposes in the majority of the states in which the Partnership operates, the earnings attributable to the Partnership, as a separate legal entity, and the Operating Partnership are not subject to income tax at the partnership level. With the exception of those states that impose an entity-level income tax on partnerships, the taxable income or loss attributable to the Partnership, as a separate legal entity, and to the Operating Partnership, which may vary substantially from the income (loss) before income taxes reported by the Partnership in the consolidated statement of operations, are includable in the federal and state income tax returns of the individual partners. The aggregate difference in the basis of the Partnership’s net assets for financial and tax reporting purposes cannot be readily determined as the Partnership does not have access to each partner’s basis in the Partnership.

As described in Note 1 and Note 2, the earnings of the Corporate Entities are subject to corporate level federal and state income tax. However, based upon past performance, the Corporate Entities are currently reporting an income tax provision composed primarily of alternative minimum tax and state income taxes in the few states that impose taxes on partnerships. A full valuation allowance has been provided against the deferred tax assets based upon an analysis of all available evidence, both negative and positive at the balance sheet date, which, taken as a whole, indicates that it is more likely than not that sufficient future taxable income will not be available to utilize the assets. Management’s periodic reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing when assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considered tax-planning strategies it could use to increase the likelihood that the deferred assets will be realized.

The income tax provision of all the legal entities included in the Partnership’s consolidated statement of operations consists of the following:

	Year Ended
	September 24, 2011	September 25, 2010	September 26, 2009
Current
Federal	$135	$177	$173
State and local	749	1,005	928

	884	1,182	1,101
Deferred	—	—	1,385

	$884	$1,182	$2,486

The provision for income taxes differs from income taxes computed at the United States federal statutory rate as a result of the following:

	Year Ended
	September 24, 2011	September 25, 2010	September 26, 2009
Income tax provision at federal statutory tax rate	$40,548	$40,361	$58,704
Impact of Partnership income not subject to federal income taxes	(39,952)	(38,808)	(56,294)
Permanent differences	239	2,051	719
Change in valuation allowance	(454)	(4,806)	(2,048)
State income taxes	492	2,247	1,262
Other	11	137	143

Provision for income taxes — current and deferred	$884	$1,182	$2,486

The components of net deferred taxes and the related valuation allowance using currently enacted tax rates are as follows:

	As of
	September 24, 2011	September 25, 2010
Deferred tax assets:
Net operating loss carryforwards	$32,938	$33,214
Allowance for doubtful accounts	1,323	713
Inventory	658	1,423
Intangible assets	1,201	1,362
Deferred revenue	1,303	1,408
Derivative instruments	71	700
AMT credit carryforward	1,086	925
Other accruals	1,936	1,726

Total deferred tax assets	40,516	41,471

Deferred tax liabilities:
Property, plant and equipment	314	815

Total deferred tax liabilities	314	815

Net deferred tax assets	40,202	40,656
Valuation allowance	(40,202)	(40,656)

Net deferred tax assets	$—	$—

7. Long-Term Borrowings

Long-term borrowings consist of the following:

	As of
	September 24, 2011	September 25, 2010
7.375% senior notes, due March 15, 2020, net of unamortized discount of $1,831 and $2,047, respectively	$248,169	$247,953
Revolving Credit Agreement, due June 25, 2013	100,000	100,000

	$348,169	$347,953

On March 23, 2010, the Partnership and its 100%-owned subsidiary, Suburban Energy Finance Corporation, completed a public offering of $250,000 in aggregate principal amount of 7.375% senior notes due March 15, 2020 (the “2020 Senior Notes”). The 2020 Senior Notes were issued at 99.136% of the principal amount. The net proceeds from the issuance, along with cash on hand, were used to repurchase the 6.875% senior notes due in 2013 (the “2013 Senior Notes”) on March 23, 2010 through a redemption and tender offer. In connection with the repurchase of the 2013 Senior Notes, the Partnership recognized a loss on the extinguishment of debt of $9,473 in fiscal 2010, consisting of $7,231 for the repurchase premium and related fees, as well as the write-off of $2,242 in unamortized debt origination costs and unamortized discount.

The Partnership’s obligations under the 2020 Senior Notes are unsecured and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment with any future senior indebtedness. The 2020 Senior Notes are structurally subordinated to, which means they rank effectively behind, any debt and other liabilities of the Operating Partnership. The 2020 Senior Notes mature on March 15, 2020 and require semi-annual interest payments in March and September. The Partnership is permitted to redeem some or all of the 2020 Senior Notes any time at redemption prices specified in the indenture governing the 2020 Senior Notes. In addition, the 2020 Senior Notes have a change of control provision that would require the Partnership to offer to repurchase the notes at 101% of the principal amount repurchased, if a change of control as defined in the indenture occurs and is followed by a rating decline (a decrease in the rating of the notes by either Moody’s Investors Service or Standard and Poor’s Rating Group by one or more gradations) within 90 days of the consummation of the change of control.

On June 26, 2009, the Operating Partnership executed a Credit Agreement (the “Credit Agreement”) to provide a four-year $250,000 revolving credit facility (the “Revolving Credit Facility”). The Credit Agreement replaced the Operating Partnership’s previous credit facility, which provided for a $108,000 term loan (the “Term Loan”) and a separate $175,000 working capital facility both of which, as amended, were scheduled to mature in March 2010. Borrowings under the Revolving Credit Facility may be used for general corporate purposes, including working capital, capital expenditures and acquisitions until maturity on June 25, 2013. The Operating Partnership has the right to prepay any borrowings under the Revolving Credit Facility, in whole or in part, without penalty at any time prior to maturity. At closing, the Operating Partnership borrowed $100,000 under the Revolving Credit Facility and, along with cash on hand, repaid the $108,000 then outstanding under the Term Loan and terminated the previous credit facility. In addition, the Partnership has standby letters of credit issued under the Revolving Credit Facility in the aggregate amount of $54,856 primarily in support of retention levels under its self-insurance programs, which expire periodically through April 15, 2012. Therefore, as of September 24, 2011 the Partnership had available borrowing capacity of $95,144 under the Revolving Credit Facility.

Borrowings under the Revolving Credit Facility bear interest at prevailing interest rates based upon, at the Operating Partnership’s option, LIBOR plus the applicable margin or the base rate, defined as the higher of the Federal Funds Rate plus  1/2 of 1%, the agent bank’s prime rate, or LIBOR plus 1%, plus in each case the applicable margin. The applicable margin is dependent upon the Partnership’s ratio of total debt to EBITDA on a consolidated basis, as defined in the Revolving Credit Facility. As of September 24, 2011, the interest rate for the Revolving Credit Facility was approximately 3.25%. The interest rate and the applicable margin will be reset at the end of each calendar quarter.

The Partnership acts as a guarantor with respect to the obligations of the Operating Partnership under the Credit Agreement pursuant to the terms and conditions set forth therein. The obligations under the Credit Agreement are secured by liens on substantially all of the personal property of the Partnership, the Operating Partnership and their subsidiaries, as well as mortgages on certain real property.

On July 31, 2009, the Operating Partnership entered into an interest rate swap agreement with an effective date of March 31, 2010 and termination date of June 25, 2013. Under the interest rate swap agreement, the Operating Partnership will pay a fixed interest rate of 3.12% to the issuing lender on the notional principal amount outstanding, effectively fixing the LIBOR portion of the interest rate at 3.12%. In return, the issuing lender will pay to the Operating Partnership a floating rate, namely LIBOR, on the same notional principal amount. This interest rate swap agreement replaced the previous interest rate swap agreement which terminated on March 31, 2010. The interest rate swaps have been designated as a cash flow hedge.

The Revolving Credit Facility and the 2020 Senior Notes both contain various restrictive and affirmative covenants applicable to the Operating Partnership and the Partnership, respectively, including (i) restrictions on the incurrence of additional indebtedness, and (ii) restrictions on certain liens, investments, guarantees, loans, advances, payments, mergers, consolidations, distributions, sales of assets and other transactions. The Revolving Credit Facility contains certain financial covenants (a) requiring the Partnership’s consolidated interest coverage ratio, as defined, to be not less than 2.5 to 1.0 as of the end of any fiscal quarter; (b) prohibiting the total consolidated leverage ratio, as defined, of the Partnership from being greater than 4.5 to 1.0 as of the end of any fiscal quarter; and (c) prohibiting the Operating Partnership’s senior secured consolidated leverage ratio, as defined, from being greater than 3.0 to 1.0 as of the end of any fiscal quarter. Under the indenture governing the 2020 Senior Notes, the Partnership is generally permitted to make cash distributions equal to available cash, as defined, as of the end of the immediately preceding quarter, if no event of default exists or would exist upon making such distributions, and the Partnership’s consolidated fixed charge coverage ratio, as defined, is greater than 1.75 to 1. The Partnership and the Operating Partnership were in compliance with all covenants and terms of the 2020 Senior Notes and the Revolving Credit Facility as of September 24, 2011.

Debt origination costs representing the costs incurred in connection with the placement of, and the subsequent amendment to, long-term borrowings are capitalized within other assets and amortized on a straight-line basis over the term of the respective debt agreements. Other assets at September 24, 2011 and September 25, 2010 include debt origination costs with a net carrying amount of $7,207 and $9,157, respectively.

The aggregate amounts of long-term debt maturities subsequent to September 24, 2011 are as follows: 2012: $-0-; 2013: $100,000; 2014: $-0-; 2015: $-0-; and thereafter: $250,000.

8. Unit-Based Compensation Arrangements

As described in Note 2, the Partnership recognizes compensation cost over the respective service period for employee services received in exchange for an award of equity, or equity-based compensation, based on the grant date fair value of the award. The Partnership measures liability awards under an equity-based payment arrangement based on remeasurement of the award’s fair value at the conclusion of each interim and annual reporting period until the date of settlement, taking into consideration the probability that the performance conditions will be satisfied.

Restricted Unit Plans. In fiscal 2000 and fiscal 2009, the Partnership adopted the Suburban Propane Partners, L.P. 2000 Restricted Unit Plan and 2009 Restricted Unit Plan (collectively, the “Restricted Unit Plans”), respectively, which authorizes the issuance of Common Units to executives, managers and other employees and members of the Board of Supervisors of the Partnership. The total number of Common Units authorized for issuance under the Restricted Unit Plans was 1,906,971 as of September 24, 2011. Unless otherwise stipulated by the Compensation Committee of the Partnership’s Board of Supervisors on or before the grant date, Restricted Units issued under the Restricted Unit Plans vest over time with 25% of the Common Units vesting at the end of each of the third and fourth anniversaries of the grant date and the remaining 50% of the Common Units vesting at the end of the fifth anniversary of the grant date. The Restricted Unit Plans participants are not eligible to receive quarterly distributions on, or vote their respective restricted units until vested. Restricted units cannot be sold or transferred prior to vesting. The value of the restricted unit is established by the market price of the Common Unit on the date of grant, net of estimated future distributions during the vesting period. Restricted units are subject to forfeiture in certain circumstances as defined in the Restricted Unit Plans. Compensation expense for the unvested awards is recognized ratably over the vesting periods and is net of estimated forfeitures.

The following is a summary of activity in the Restricted Unit Plans:

	Units	Weighted Average Grant Date Fair Value Per Unit
Outstanding September 27, 2008	446,515	$30.57
Granted	68,799	18.10
Forfeited	(28,382)	(31.92)
Vested	(71,637)	(27.81)

Outstanding September 26, 2009	415,295	28.89
Granted	160,771	32.11
Forfeited	(4,693)	(30.31)
Vested	(90,106)	(30.37)

Outstanding September 25, 2010	481,267	29.67
Granted	136,241	39.54
Forfeited	(21,290)	(33.05)
Vested	(110,795)	(27.82)

Outstanding September 24, 2011	485,423	$32.71

As of September 24, 2011, unrecognized compensation cost related to unvested restricted units awarded under the Restricted Unit Plans amounted to $6,320. Compensation cost associated with the unvested awards is expected to be recognized over a weighted-average period of 1.8 years. Compensation expense for the Restricted Unit Plans for fiscal 2011, 2010 and 2009 was $3,922, $4,005 and $2,396, respectively.

Long-Term Incentive Plan. The Partnership has a non-qualified, unfunded long-term incentive plan for officers and key employees (the “LTIP”) which provides for payment, in the form of cash, for an award of equity-based compensation at the end of a three-year performance period. The level of compensation earned under the LTIP is based on the market performance of the Partnership’s Common Units on the basis of total return to Unitholders (“TRU”) compared to the TRU of a predetermined peer group comprised of other publicly traded partnerships (master limited partnerships), as approved by the Compensation Committee of the Partnership’s Board of Supervisors, over the same three-year performance period. Compensation expense, which includes adjustments to previously recognized compensation expense for current period changes in the fair value of unvested awards, for fiscal 2011, 2010 and 2009 was $1,504, $3,058 and $3,402, respectively. The cash payouts in fiscal 2011, 2010 and 2009, which related to the fiscal 2008, 2007 and 2006 awards, were $2,697, $2,741 and $2,720, respectively.

9. Employee Benefit Plans

Defined Contribution Plan. The Partnership has an employee Retirement Savings and Investment Plan (the “401(k) Plan”) covering most employees. Employer matching contributions relating to the 401(k) Plan are a percentage of the participating employees’ elective contributions. The percentage of the Partnership’s contributions are based on a sliding scale depending on the Partnership’s achievement of annual performance targets. These contributions totaled $1,201, $2,504 and $5,676 for fiscal 2011, 2010 and 2009, respectively.

Defined Pension and Retiree Health and Life Benefits Arrangements

Pension Benefits. The Partnership has a noncontributory defined benefit pension plan which was originally designed to cover all eligible employees of the Partnership who met certain requirements as to age and length of service. Effective January 1, 1998, the Partnership amended its defined benefit pension plan to provide benefits under a cash balance formula as compared to a final average pay formula which was in effect prior to January 1, 1998. Effective January 1, 2000, participation in the defined benefit pension plan was limited to eligible existing participants on that date with no new participants eligible to participate in the plan. On September 20, 2002, the Board of Supervisors approved an amendment to the defined benefit pension plan whereby, effective January 1, 2003, future service credits ceased and eligible employees receive interest credits only toward their ultimate retirement benefit.

Contributions, as needed, are made to a trust maintained by the Partnership. Contributions to the defined benefit pension plan are made by the Partnership in accordance with the Employee Retirement Income Security Act of 1974 minimum funding standards plus additional amounts made at the discretion of the Partnership, which may be determined from time to time. There were no minimum funding requirements for the defined benefit pension plan for fiscal 2011, 2010 or 2009. During the last decade, cash balance plans came under increased scrutiny which resulted in litigation pertaining to the cash balance feature and the Internal Revenue Service (“IRS”) issued additional regulations governing these types of plans. In fiscal 2010, the IRS completed its review of the Partnership’s defined benefit pension plan and issued a favorable determination letter pertaining to the cash balance formula. However, there can be no assurances that future legislative developments will not have an adverse effect on the Partnership’s results of operations or cash flows.

Retiree Health and Life Benefits. The Partnership provides postretirement health care and life insurance benefits for certain retired employees. Partnership employees hired prior to July 1993 are eligible for postretirement life insurance benefits if they reach a specified retirement age while working for the Partnership. Partnership employees hired prior to July 1993 and who retired prior to March 1998 are eligible for postretirement health care benefits if they reached a specified retirement age while working for the Partnership. Effective January 1, 2000, the Partnership terminated its postretirement health care benefit plan for all eligible employees retiring after March 1, 1998. All active employees who were eligible to receive health care benefits under the postretirement plan subsequent to March 1, 1998, were provided an increase to their accumulated benefits under the cash balance pension plan. The Partnership’s postretirement health care and life insurance benefit plans are unfunded. Effective January 1, 2006, the Partnership changed its postretirement health care plan from a self-insured program to one that is fully insured under which the Partnership pays a portion of the insurance premium on behalf of the eligible participants.

The Partnership recognizes the funded status of pension and other postretirement benefit plans as an asset or liability on the balance sheet and recognizes changes in the funded status in comprehensive income (loss) in the year the changes occur. The Partnership uses the date of its consolidated financial statements as the measurement date of plan assets and obligations.

Projected Benefit Obligation, Fair Value of Plan Assets and Funded Status. The following tables provide a reconciliation of the changes in the benefit obligations and the fair value of the plan assets for fiscal 2011 and 2010 and a statement of the funded status for both years. Under the Partnership’s cash balance defined benefit pension plan, the accumulated benefit obligation and the projected benefit obligation are the same.

	Pension Benefits		Retiree Health and Life Benefits
	2011	2010	2011	2010
Reconciliation of benefit obligations:
Benefit obligation at beginning of year	$157,626	$157,187	$20,932	$21,127
Service cost	—	—	7	7
Interest cost	6,822	7,503	855	1,013
Actuarial loss	9,165	9,059	631	285
Lump sum benefits paid	(6,365)	(7,889)	—	—
Ordinary benefits paid	(8,129)	(8,234)	(1,530)	(1,500)

Benefit obligation at end of year	$159,119	$157,626	$20,895	$20,932

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$139,889	$140,055	$—	$—
Actual return on plan assets	7,503	15,957	—	—
Employer contributions	—	—	1,530	1,500
Lump-sum benefits paid	(6,365)	(7,889)	—	—
Ordinary benefits paid	(8,129)	(8,234)	(1,530)	(1,500)

Fair value of plan assets at end of year	$132,898	$139,889	$—	$—

Funded status:
Funded status at end of year	$(26,221)	$(17,737)	$(20,895)	$(20,932)

Amounts recognized in consolidated balance sheets consist of:
Net amount recognized at end of year	$(26,221)	$(17,737)	$(20,895)	$(20,932)
Less: Current portion	—	—	1,669	1,620

Non-current benefit liability	$(26,221)	$(17,737)	$(19,226)	$(19,312)

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss):
Actuarial net (loss) gain	$(59,502)	$(56,267)	$1,825	$2,492
Prior service credits	—	—	2,358	2,848

Net amount recognized in accumulated other comprehensive (loss) income	$(59,502)	$(56,267)	$4,183	$5,340

Amounts recognized in other comprehensive income consisted of net actuarial losses of $7,957 and $1,181 for pension benefits for fiscal 2011 and 2010, respectively. Amounts recognized in other comprehensive income consisted of net actuarial losses of $631 and $285 for other postretirement benefits for fiscal 2011 and 2010, respectively. The losses (gains) in accumulated other comprehensive loss as of September 24, 2011 that are expected to be recognized as components of net periodic benefit costs during fiscal 2012 are $5,271 and $(465) for pension and other postretirement benefits, respectively.

Plan Assets. The Partnership’s investment policies and strategies, as set forth in the Investment Management Policy and Guidelines, are monitored by a Benefits Committee comprised of five members of management. The Partnership employs a liability driven investment strategy, which seeks to increase the correlation of the plan’s assets and liabilities to reduce the volatility of the plan’s funded status. This strategy has resulted in an asset allocation that is largely comprised of investments in funds of fixed income securities. The target asset mix is as follows: (i) fixed income securities portion of the portfolio should range between 75% and 95%; and (ii) equity securities portion of the portfolio should range between 5% and 25%.

The following table presents the actual allocation of assets held in trust as of September 24, 2011 and September 25, 2010:

	2011	2010
Fixed income securities	88%	86%
Equity securities	12%	14%

	100%	100%

The fair values of the Partnership’s pension plan assets are measured using Level 2 inputs. The assets of the defined benefit pension plan have no significant concentration of risk and there are no restrictions on these investments.

The following table describes the measurement of the Partnership’s pension plan assets by asset category:

	As of September 24, 2011	As of September 25, 2010
Short term investments (1)	$1,439	$1,259

Equity securities: (1) (2)
Domestic	10,823	13,042
International	5,342	6,563

Fixed income securities (1) (3)	115,294	119,025

	$132,898	$139,889

(1)	Includes funds which are not publicly traded and are valued at the net asset value of the units provided by the fund issuer.
(2)	Includes funds which invest primarily in a diversified portfolio of publicly traded US and Non-US common stock.
(3)	Includes funds which invest primarily in publicly traded and non-publicly traded, investment grade corporate bonds, U.S. government bonds and asset-backed securities.

Projected Contributions and Benefit Payments. There are no projected minimum funding requirements under the Partnership’s defined benefit pension plan for fiscal 2012. Estimated future benefit payments for both pension and retiree health and life benefits are as follows:

Fiscal Year	Pension Benefits	Retiree Health and Life Benefits
2012	$27,452	$1,669
2013	13,804	1,603
2014	13,303	1,540
2015	12,494	1,466
2016	12,079	1,382
2017 through 2021	51,118	5,553

Estimated future pension benefit payments assumes that age 65 or older active and non-active eligible participants in the pension plan that had not received a benefit payment prior to fiscal 2012 will elect a benefit payment in fiscal 2012. In addition, for all periods presented, estimated future pension benefit payments assumes that participants will elect a lump sum payment in the fiscal year that the participant becomes eligible to receive benefits.

Effect on Operations. The following table provides the components of net periodic benefit costs included in operating expenses for fiscal 2011, 2010 and 2009:

	Pension Benefits			Retiree Health and Life Benefits
	2011	2010	2009	2011	2010	2009
Service cost	$—	$—	$—	$7	$7	$4
Interest cost	6,822	7,503	9,487	855	1,013	1,381
Expected return on plan assets	(6,295)	(8,080)	(9,205)	—	—	—
Amortization of prior service credit	—	—	—	(490)	(490)	(490)
Settlement charge	—	2,818	—	—	—	—
Recognized net actuarial loss	4,721	5,374	4,050	(35)	(65)	(312)

Net periodic benefit costs	$5,248	$7,615	$4,332	$337	$465	$583

During fiscal 2010, lump sum pension settlement payments to either terminated or retired individuals amounted to $7,889, which exceeded the settlement threshold (combined service and interest costs of net periodic pension cost) of $7,503 for fiscal 2010, and as a result, the Partnership was required to recognize a non-cash settlement charge of $2,818 during fiscal 2010. The non-cash charge was required to accelerate recognition of a portion of cumulative unamortized losses in the defined benefit pension plan. During fiscal 2011 and 2009, the amount of the pension benefit obligation settled through lump sum payments did not exceed the settlement threshold; therefore, a settlement charge was not required to be recognized in either of those fiscal years.

Actuarial Assumptions. The assumptions used in the measurement of the Partnership’s benefit obligations as of September 24, 2011 and September 25, 2010 are shown in the following table:

	Pension Benefits		Retiree Health and Life Benefits
	2011	2010	2011	2010
Weighted-average discount rate	4.375%	4.750%	4.000%	4.250%
Average rate of compensation increase	n/a	n/a	n/a	n/a

The assumptions used in the measurement of net periodic pension benefit and postretirement benefit costs for fiscal 2011, 2010 and 2009 are shown in the following table:

	Pension Benefits			Retiree Health and Life Benefits
	2011	2010	2009	2011	2010	2009
Weighted-average discount rate	4.750%	5.125%	7.625%	4.250%	5.000%	7.625%
Average rate of compensation increase	n/a	n/a	n/a	n/a	n/a	n/a
Weighted-average expected long-term rate of return on plan assets	5.000%	6.250%	7.390%	n/a	n/a	n/a
Health care cost trend	n/a	n/a	n/a	7.950%	8.150%	9.000%

The discount rate assumption takes into consideration current market expectations related to long-term interest rates and the projected duration of the Partnership’s pension obligations based on a benchmark index with similar characteristics as the expected cash flow requirements of the Partnership’s defined benefit pension plan over the long-term. The expected long-term rate of return on plan assets assumption reflects estimated future performance in the Partnership’s pension asset portfolio considering the investment mix of the pension asset portfolio and historical asset performance. The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the market-related value of plan assets. The market-related value of pension plan assets is the fair value of the assets. Unrecognized actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan.

The 7.74% increase in health care costs assumed at September 24, 2011 is assumed to decrease gradually to 4.48% in fiscal 2028 and to remain at that level thereafter. An increase or decrease of the assumed health care cost trend rates by 1.0% in each year would have no material impact to the Partnership’s benefit obligation as of September 24, 2011 nor the aggregate of service and interest components of net periodic postretirement benefit expense for fiscal 2011. The Partnership has concluded that the prescription drug benefits within the retiree medical plan do not entitle the Partnership to an available Medicare subsidy.

10. Financial Instruments and Risk Management

Cash and Cash Equivalents. The fair value of cash and cash equivalents is not materially different from their carrying amount because of the short-term maturity of these instruments.

Derivative Instruments and Hedging Activities. The Partnership measures the fair value of its exchange-traded options and futures contracts using Level 1 inputs, the fair value of its interest rate swaps using Level 2 inputs and the fair value of its over-the-counter options contracts using Level 3 inputs. The Partnership’s over-the-counter options contracts are valued based on an internal option model. The inputs utilized in the model are based on publicly available information as well as broker quotes.

The following summarizes the fair value of the Partnership’s derivative instruments and their location in the consolidated balance sheet as of September 24, 2011 and September 25, 2010, respectively:

	As of September 24, 2011		As of September 25, 2010
Asset Derivatives	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedging instruments:
Commodity options	Other current assets	$3,710	Other current assets	$2,601
	Other assets	612	Other assets	—
Commodity futures	Other current assets	1,132	Other current assets	22

		$5,454		$2,623

Liability Derivatives	Location	Fair Value	Location	Fair Value
Derivatives designated as hedging instruments:
Interest rate swaps	Other current liabilities	$2,662	Other current liabilities	$2,740
	Other liabilities	1,934	Other liabilities	3,561

		$4,596		$6,301

Derivatives not designated as hedging instruments:
Commodity options	Other current liabilities	$2,407	Other current liabilities	$641
	Other liabilities	69	Other liabilities	—
Commodity futures	Other current liabilities	—	Other current liabilities	1,838

		$2,476		$2,479

The following summarizes the reconciliation of the beginning and ending balances of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs:

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
	Fiscal 2011		Fiscal 2010
	Assets	Liabilities	Assets	Liabilities
Beginning balance of over-the-counter options	$1,509	$30	$1,675	$844
Beginning balance realized during the period	(1,509)	(30)	(1,434)	(844)
Change in the fair value of beginning balance	—	—	(241)	—
Contracts purchased during the period	1,780	118	1,509	30

Ending balance of over-the-counter options	$1,780	$118	$1,509	$30

As of September 24, 2011, the Partnership’s outstanding commodity-related derivatives were scheduled to mature during the following 15 months, and have a weighted average maturity of approximately 4 months. As of September 25, 2010, the Partnership’s outstanding commodity-related derivatives were scheduled to mature during fiscal 2011, and had a weighted average maturity of approximately 3 months.

The effect of the Partnership’s derivative instruments on the consolidated statement of operations for fiscal 2011, 2010 and 2009 are as follows:

	Amount of Gains (Losses) Recognized in OCI	Gains (Losses) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships:	(Effective Portion)	Location	Amount
Fiscal 2011
Interest rate swap	$(1,177)	Interest expense	$(2,881)

Fiscal 2010
Interest rate swap	$(5,706)	Interest expense	$(3,597)

Fiscal 2009
Interest rate swap	$(4,079)	Interest expense	$(3,088)

Derivatives Not Designated as Hedging Instruments:	Location of Gains (Losses) Recognized in Income	Amount of Unrealized Gains (Losses) Recognized in Income
Fiscal 2011
Options	Cost of products sold	$(1,517)
Futures	Cost of products sold	2,948

		$1,431

Fiscal 2010
Options	Cost of products sold	$(1,275)
Futures	Cost of products sold	(4,125)

		$(5,400)

Fiscal 2009
Options	Cost of products sold	$(589)
Futures	Cost of products sold	2,302

		$1,713

Credit Risk. The Partnership’s principal customers are residential and commercial end users of propane and fuel oil and refined fuels served by approximately 300 locations in 30 states. No single customer accounted for more than 10% of revenues during fiscal 2011, 2010 or 2009 and no concentration of receivables exists as of September 24, 2011 or September 25, 2010. During fiscal 2011, 2010 and 2009, three suppliers provided approximately 37%, 38% and 40%, respectively, of the Partnership’s total propane supply. The Partnership believes that, if supplies from any of these three suppliers were interrupted, it would be able to secure adequate propane supplies from other sources without a material disruption of its operations.

Exchange-traded futures and options contracts are traded on and guaranteed by the New York Mercantile Exchange (the “NYMEX”) and as a result, have minimal credit risk. Futures contracts traded with brokers of the NYMEX require daily cash settlements in margin accounts. The Partnership is subject to credit risk with over- the-counter option contracts entered into with various third parties to the extent the counterparties do not perform. The Partnership evaluates the financial condition of each counterparty with which it conducts business and establishes credit limits to reduce exposure to credit risk based on non-performance. The Partnership does not require collateral to support the contracts.

Bank Debt and Senior Notes. The fair value of the Revolving Credit Facility approximates the carrying value since the interest rates are adjusted quarterly to reflect market conditions. Based upon quoted market prices, the fair value of the Partnership’s 2020 Senior Notes was $248,500 as of September 24, 2011.

11. Commitments and Contingencies

Commitments. The Partnership leases certain property, plant and equipment, including portions of the Partnership’s vehicle fleet, for various periods under noncancelable leases. Rental expense under operating leases was $18,868, $17,561 and $17,254 for fiscal 2011, 2010 and 2009, respectively.

Future minimum rental commitments under noncancelable operating lease agreements as of September 24, 2011 are as follows:

Fiscal Year	Minimum Lease Payments
2012	$15,836
2013	13,346
2014	11,540
2015	8,480
2016	4,993
2017 and thereafter	4,709

Contingencies.

Self Insurance. As described in Note 2, the Partnership is self-insured for general and product, workers’ compensation and automobile liabilities up to predetermined amounts above which third party insurance applies. At September 24, 2011 and September 25, 2010, the Partnership had accrued liabilities of $52,841 and $55,445, respectively, representing the total estimated losses under these self-insurance programs. For the portion of the estimated liability that exceeds insurance deductibles, the Partnership records an asset within other assets (or prepaid expenses and other current assets, as applicable) related to the amount of the liability expected to be covered by insurance which amounted to $17,513 and $17,990 as of September 24, 2011 and September 25, 2010, respectively.

Legal Matters. As described in Note 2, the Partnership’s operations are subject to all operating hazards and risks normally incidental to handling, storing and delivering combustible liquids such as propane. The Partnership has been, and will continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business, both as a result of these operating hazards and risks, and as a result of other aspects of its business. In this regard, the Partnership currently is a defendant in putative suits in several states. The complaints allege a number of claims, including as to the Partnership’s pricing, fee disclosure and tank ownership, under various consumer statutes, the Uniform Commercial Code, common law and antitrust law. Based on the nature of the allegations under these suits, the Partnership believes that the suits are without merit and are the Partnership is contesting each of these suits vigorously. With respect to the pending putative suits, other than for legal defense fees and expenses based on the merits of the allegations, a liability for a loss contingency is not required.

12. Guarantees

The Partnership has residual value guarantees associated with certain of its operating leases, related primarily to transportation equipment, with remaining lease periods scheduled to expire periodically through fiscal 2018. Upon completion of the lease period, the Partnership guarantees that the fair value of the equipment will equal or exceed the guaranteed amount, or the Partnership will pay the lessor the difference. Although the fair value of equipment at the end of its lease term has historically exceeded the guaranteed amounts, the maximum potential amount of aggregate future payments the Partnership could be required to make under these leasing arrangements, assuming the equipment is deemed worthless at the end of the lease term, is approximately $9,686. The fair value of residual value guarantees for outstanding operating leases was de minimis as of September 24, 2011 and September 25, 2010.

13. Public Offerings

On August 10, 2009, the Partnership sold 2,200,000 Common Units in a public offering at a price of $41.50 per Common Unit realizing proceeds of $86,700, net of underwriting commissions and other offering expenses. On August 24, 2009, following the underwriters’ partial exercise of their over-allotment option, the Partnership sold an additional 230,934 Common Units at $41.50 per Common Unit, generating additional net proceeds of $9,180. The aggregate net proceeds of $95,880, along with cash on hand, were used to fund the purchase of $175,000 aggregate principal amount of 2003 Senior Notes pursuant to a cash tender offer.

14. Segment Information

The Partnership manages and evaluates its operations in five operating segments, three of which are reportable segments: Propane, Fuel Oil and Refined Fuels and Natural Gas and Electricity. The chief operating decision maker evaluates performance of the operating segments using a number of performance measures, including gross margins and income before interest expense and provision for income taxes (operating profit). Costs excluded from these profit measures are captured in Corporate and include corporate overhead expenses not allocated to the operating segments. Unallocated corporate overhead expenses include all costs of back office support functions that are reported as general and administrative expenses within the consolidated statements of operations. In addition, certain costs associated with field operations support that are reported in operating expenses within the consolidated statements of operations, including purchasing, training and safety, are not allocated to the individual operating segments. Thus, operating profit for each operating segment includes only the costs that are directly attributable to the operations of the individual segment. The accounting policies of the operating segments are otherwise the same as those described in the summary of significant accounting policies in Note 2.

The propane segment is primarily engaged in the retail distribution of propane to residential, commercial, industrial and agricultural customers and, to a lesser extent, wholesale distribution to large industrial end users. In the residential and commercial markets, propane is used primarily for space heating, water heating, cooking and clothes drying. Industrial customers use propane generally as a motor fuel burned in internal combustion engines that power over-the-road vehicles, forklifts and stationary engines, to fire furnaces and as a cutting gas. In the agricultural markets, propane is primarily used for tobacco curing, crop drying, poultry brooding and weed control.

The fuel oil and refined fuels segment is primarily engaged in the retail distribution of fuel oil, diesel, kerosene and gasoline to residential and commercial customers for use primarily as a source of heat in homes and buildings.

The natural gas and electricity segment is engaged in the marketing of natural gas and electricity to residential and commercial customers in the deregulated energy markets of New York and Pennsylvania. Under this operating segment, the Partnership owns the relationship with the end consumer and has agreements with the local distribution companies to deliver the natural gas or electricity from the Partnership’s suppliers to the customer.

Activities in the “all other” category include the Partnership’s service business, which is primarily engaged in the sale, installation and servicing of a wide variety of home comfort equipment, particularly in the areas of heating and ventilation, and activities from the Partnership’s HomeTown Hearth & Grill and Suburban Franchising subsidiaries.

The following table presents certain data by reportable segment and provides a reconciliation of total operating segment information to the corresponding consolidated amounts for the periods presented:

	Year Ended
	September 24, 2011	September 25, 2010	September 26, 2009
Revenues:
Propane	$929,492	$885,459	$864,012
Fuel oil and refined fuels	139,572	135,059	159,596
Natural gas and electricity	84,721	77,587	76,832
All other	36,767	38,589	42,714

Total revenues	$1,190,552	$1,136,694	$1,143,154

Operating income:
Propane	$203,567	$230,717	$268,969
Fuel oil and refined fuels	11,140	11,589	17,950
Natural gas and electricity	11,667	11,629	12,791
All other	(13,750)	(17,995)	(16,346)
Corporate	(69,396)	(82,572)	(72,749)

Total operating income	143,228	153,368	210,615

Reconciliation to net income:
Loss on debt extinguishment	—	9,473	4,624
Interest expense, net	27,378	27,397	38,267
Provision for income taxes	884	1,182	2,486

Net income	$114,966	$115,316	$165,238

Depreciation and amortization:
Propane	$19,525	$17,505	$15,951
Fuel oil and refined fuels	4,139	3,277	4,253
Natural gas and electricity	897	970	1,008
All other	111	261	436
Corporate	10,956	8,821	8,695

Total depreciation and amortization	$35,628	$30,834	$30,343

	As of
	September 24, 2011	September 25, 2010
Assets:
Propane	$706,008	$693,699
Fuel oil and refined fuels	44,973	57,681
Natural gas and electricity	18,675	21,552
All other	3,719	3,042
Corporate	183,084	194,940

Total assets	$956,459	$970,914

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at Beginning of Period	Charged (credited) to Costs and Expenses	Other Additions	Deductions (a)	Balance at End of Period
Year Ended September 26, 2009
Allowance for doubtful accounts	$6,578	$3,284	$—	$(5,488)	$4,374
Valuation allowance for deferred tax assets	48,895	(2,048)	—	(1,385)	45,462

Year Ended September 25, 2010
Allowance for doubtful accounts	$4,374	$5,141	$—	$(4,112)	$5,403
Valuation allowance for deferred tax assets	45,462	(4,806)	—	—	40,656

Year Ended September 24, 2011
Allowance for doubtful accounts	$5,403	$5,598	$—	$(4,041)	$6,960
Valuation allowance for deferred tax assets	40,656	(454)	—	—	40,202

(a)	Represents amounts that did not impact earnings.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	March 24, 2012	September 24, 2011
ASSETS
Current assets:
Cash and cash equivalents	$96,202	$149,553
Accounts receivable, less allowance for doubtful accounts of $6,263 and $6,960, respectively	106,843	66,630
Inventories	67,287	65,907
Other current assets	12,199	15,732

Total current assets	282,531	297,822
Property, plant and equipment, net	330,452	338,125
Goodwill	277,651	277,651
Other assets	40,844	42,861

Total assets	$931,478	$956,459

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$34,208	$37,456
Accrued employment and benefit costs	14,832	22,951
Customer deposits and advances	34,968	57,476
Other current liabilities	27,241	33,631

Total current liabilities	111,249	151,514
Long-term borrowings	348,277	348,169
Accrued insurance	41,218	42,891
Other liabilities	54,501	55,667

Total liabilities	555,245	598,241

Commitments and contingencies
Partners’ capital:
Common Unitholders (35,501 and 35,429 units issued and outstanding at March 24, 2012 and September 24, 2011, respectively)	432,799	418,134
Accumulated other comprehensive loss	(56,566)	(59,916)

Total partners’ capital	376,233	358,218

Total liabilities and partners’ capital	$931,478	$956,459

The accompanying notes are an integral part of these consolidated financial statements.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per unit amounts)

(unaudited)

	Three Months Ended
	March 24, 2012	March 26, 2011
Revenues
Propane	$283,759	$358,309
Fuel oil and refined fuels	43,748	63,518
Natural gas and electricity	21,708	32,689
All other	8,411	9,586

	357,626	464,102
Costs and expenses
Cost of products sold	208,401	259,832
Operating	71,293	76,007
General and administrative	14,158	10,576
Severance charges	—	2,000
Depreciation and amortization	7,649	8,454

	301,501	356,869
Operating income	56,125	107,233
Loss on debt extinguishment	507	—
Interest expense, net	6,425	6,819

Income before (benefit from) provision for income taxes	49,193	100,414
(Benefit from) provision for income taxes	(380)	98

Net income	$49,573	$100,316

Income per Common Unit—basic	$1.39	$2.82

Weighted average number of Common Units outstanding—basic	35,600	35,513

Income per Common Unit—diluted	$1.38	$2.81

Weighted average number of Common Units outstanding—diluted	35,839	35,757

The accompanying notes are an integral part of these condensed consolidated financial statements.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per unit amounts)

(unaudited)

	Six Months Ended
	March 24, 2012	March 26, 2011
Revenues
Propane	$524,115	$617,710
Fuel oil and refined fuels	74,729	101,920
Natural gas and electricity	39,759	51,657
All other	18,909	21,122

	657,512	792,409
Costs and expenses
Cost of products sold	391,975	446,336
Operating	137,235	145,084
General and administrative	26,453	24,781
Severance charges	—	2,000
Depreciation and amortization	15,434	16,634

	571,097	634,835
Operating income	86,415	157,574
Loss on debt extinguishment	507	—
Interest expense, net	13,263	13,665

Income before (benefit from) provision for income taxes	72,645	143,909
(Benefit from) provision for income taxes	(160)	464

Net income	$72,805	$143,445

Income per Common Unit—basic	$2.05	$4.04

Weighted average number of Common Units outstanding—basic	35,588	35,494

Income per Common Unit—diluted	$2.03	$4.02

Weighted average number of Common Units outstanding—diluted	35,808	35,717

The accompanying notes are an integral part of these condensed consolidated financial statements.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended
	March 24, 2012	March 26, 2011
Cash flows from operating activities:
Net income	$72,805	$143,445
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	15,434	16,634
Loss on debt extinguishment	507	—
Other, net	5,153	570
Changes in assets and liabilities:
Accounts receivable	(40,213)	(81,669)
Inventories	(1,380)	1,384
Other current and noncurrent assets	5,139	2,617
Accounts payable	(3,248)	10,427
Accrued employment and benefit costs	(8,119)	(4,854)
Customer deposits and advances	(22,508)	(32,543)
Accrued insurance	(2,983)	(5,208)
Other current and noncurrent liabilities	(3,539)	(965)

Net cash provided by operating activities	17,048	49,838

Cash flows from investing activities:
Capital expenditures	(9,367)	(11,417)
Acquisition of business	—	(3,195)
Proceeds from sale of property, plant and equipment	1,878	5,028

Net cash (used in) investing activities	(7,489)	(9,584)

Cash flows from financing activities:
Repayments of long-term borrowings	(100,000)	—
Proceeds from long-term borrowings	100,000	—
Issuance costs associated with long-term borrowings	(2,420)	—
Partnership distributions	(60,490)	(60,239)

Net cash (used in) financing activities	(62,910)	(60,239)

Net (decrease) in cash and cash equivalents	(53,351)	(19,985)
Cash and cash equivalents at beginning of period	149,553	156,908

Cash and cash equivalents at end of period	$96,202	$136,923

The accompanying notes are an integral part of these condensed consolidated financial statements.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF PARTNERS’ CAPITAL

(in thousands)

(unaudited)

	Number of Common Units	Common Unitholders	Accumulated Other Comprehensive (Loss)	Total Partners’ Capital	Comprehensive Income
Balance at September 24, 2011	35,429	$418,134	$(59,916)	$358,218
Net income		72,805		72,805	$72,805
Other comprehensive income:
Unrealized losses on cash flow hedges			(378)	(378)	(378)
Reclassification of realized losses on cash flow hedges into earnings			1,338	1,338	1,338
Amortization of net actuarial losses and prior service credits into earnings			2,390	2,390	2,390

Comprehensive income					$76,155

Partnership distributions		(60,490)		(60,490)
Common Units issued under Restricted Unit Plans	72
Compensation cost recognized under Restricted Unit Plans, net of forfeitures		2,350		2,350

Balance at March 24, 2012	35,501	$432,799	$(56,566)	$376,233

The accompanying notes are an integral part of these condensed consolidated financial statements.

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per unit amounts)

(unaudited)

1. Partnership Organization and Formation

Suburban Propane Partners, L.P. (the “Partnership”) is a publicly traded Delaware limited partnership principally engaged, through its operating partnership and subsidiaries, in the retail marketing and distribution of propane, fuel oil and refined fuels, as well as the marketing of natural gas and electricity in deregulated markets. In addition, to complement its core marketing and distribution businesses, the Partnership services a wide variety of home comfort equipment, particularly for heating and ventilation. The publicly traded limited partner interests in the Partnership are evidenced by common units traded on the New York Stock Exchange (“Common Units”), with 35,500,806 Common Units outstanding at March 24, 2012. The holders of Common Units are entitled to participate in distributions and exercise the rights and privileges available to limited partners under the Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), as amended. Rights and privileges under the Partnership Agreement include, among other things, the election of all members of the Board of Supervisors and voting on the removal of the general partner.

Suburban Propane, L.P. (the “Operating Partnership”), a Delaware limited partnership, is the Partnership’s operating subsidiary formed to operate the propane business and assets. In addition, Suburban Sales & Service, Inc. (the “Service Company”), a subsidiary of the Operating Partnership, was formed to operate the service work and appliance and parts businesses of the Partnership. The Operating Partnership, together with its direct and indirect subsidiaries, accounts for substantially all of the Partnership’s assets, revenues and earnings. The Partnership, the Operating Partnership and the Service Company commenced operations in March 1996 in connection with the Partnership’s initial public offering.

The general partner of both the Partnership and the Operating Partnership is Suburban Energy Services Group LLC (the “General Partner”), a Delaware limited liability company, the sole member of which is the Partnership’s Chief Executive Officer. Other than as a holder of 784 Common Units that will remain in the General Partner, the General Partner does not have any economic interest in the Partnership or the Operating Partnership.

The Partnership’s fuel oil and refined fuels, natural gas and electricity and services businesses are structured as corporate entities (collectively referred to as the “Corporate Entities”) and, as such, are subject to corporate level federal and state income tax.

Suburban Energy Finance Corporation, a direct 100%-owned subsidiary of the Partnership, was formed on November 26, 2003 to serve as co-issuer, jointly and severally, with the Partnership of the Partnership’s senior notes.

2. Basis of Presentation

Principles of Consolidation. The condensed consolidated financial statements include the accounts of the Partnership, the Operating Partnership and all of its direct and indirect subsidiaries. All significant intercompany transactions and account balances have been eliminated. The Partnership consolidates the results of operations, financial condition and cash flows of the Operating Partnership as a result of the Partnership’s 100% limited partner interest in the Operating Partnership.

The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”). They include all adjustments that the Partnership considers necessary for a fair statement of the results for the interim periods presented. Such adjustments consist only of normal recurring items, unless otherwise disclosed. These financial statements should be read in conjunction with the financial statements included in the Partnership’s Annual Report on Form 10-K for the fiscal year ended September 24, 2011. Due to the seasonal nature of the Partnership’s operations, the results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

Fiscal Period. The Partnership uses a 52/53 week fiscal year which ends on the last Saturday in September. The Partnership’s fiscal quarters are generally 13 weeks in duration. When the Partnership’s fiscal year is 53 weeks long, the corresponding fourth quarter is 14 weeks in duration.

Revenue Recognition. Sales of propane, fuel oil and refined fuels are recognized at the time product is delivered to the customer. Revenue from the sale of appliances and equipment is recognized at the time of sale or when installation is complete, as applicable. Revenue from repairs, maintenance and other service activities is recognized upon completion of the service. Revenue from service contracts is recognized ratably over the service period. Revenue from the natural gas and electricity business is recognized based on customer usage as determined by meter readings for amounts delivered, some of which may be unbilled at the end of each accounting period. Revenue from annually billed tank fees is deferred at the time of billing and recognized on a straight-line basis over one year.

Fair Value Measurements. The Partnership measures certain of its assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants – in either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability.

The common framework for measuring fair value utilizes a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•

Level 2: Quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates have been made by management in the areas of depreciation and amortization of long-lived assets, insurance and litigation reserves, severance benefits, pension and other postretirement benefit liabilities and costs, purchase accounting, valuation of derivative instruments, asset valuation assessments, tax valuation allowances, as well as the allowance for doubtful accounts. Actual results could differ from those estimates, making it reasonably possible that a change in these estimates could occur in the near term.

3. Financial Instruments and Risk Management

Cash and Cash Equivalents. The Partnership considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

Derivative Instruments and Hedging Activities.

Commodity Price Risk. Given the retail nature of its operations, the Partnership maintains a certain level of priced physical inventory to ensure its field operations have adequate supply commensurate with the time of year. The Partnership’s strategy is to keep its physical inventory priced relatively close to market for its field operations. The Partnership enters into a combination of exchange-traded futures and options contracts and, in certain instances, over-the-counter options contracts (collectively, “derivative instruments”) to hedge price risk associated with propane and fuel oil physical inventories, as well as anticipated future purchases of propane or fuel oil to be used in its operations and to ensure adequate supply during periods of high demand. Under this risk management strategy, realized gains or losses on derivative instruments will typically offset losses or gains on the physical inventory once the product is sold. All of the Partnership’s derivative instruments are reported on the condensed consolidated balance sheet at their fair values. In addition, in the course of normal operations, the Partnership routinely enters into contracts such as forward priced physical contracts for the purchase or sale of propane and fuel oil that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time product is purchased or sold under the related contract. The Partnership does not use derivative instruments for speculative trading purposes. Market risks associated with futures, options and forward contracts are monitored daily for compliance with the Partnership’s Hedging and Risk Management Policy which includes volume limits for open positions. Priced on-hand inventory is also reviewed and managed daily as to exposures to changing market prices.

On the date that derivative instruments are entered into, the Partnership makes a determination as to whether the derivative instrument qualifies for designation as a hedge. Changes in the fair value of derivative instruments are recorded each period in current period earnings or other comprehensive income (“OCI”), depending on whether the derivative instrument is designated as a hedge and, if so, the type of hedge. For derivative instruments designated as cash flow hedges, the Partnership formally assesses, both at the hedge contract’s inception and on an ongoing basis, whether the hedge contract is highly effective in offsetting changes in cash flows of hedged items. Changes in the fair value of derivative instruments designated as cash flow hedges are reported in OCI to the extent effective and reclassified into earnings during the same period in which the hedged item affects earnings. The mark-to-market gains or losses on ineffective portions of cash flow hedges are recognized in earnings immediately. Changes in the fair value of derivative instruments that are not designated as cash flow hedges, and that do not meet the normal purchase and normal sale exemption, are recorded within earnings as they occur. Cash flows associated with derivative instruments are reported as operating activities within the condensed consolidated statement of cash flows.

Interest Rate Risk. A portion of the Partnership’s borrowings bear interest at prevailing interest rates based upon, at the Operating Partnership’s option, LIBOR plus an applicable margin or the base rate, defined as the higher of the Federal Funds Rate plus  1/2 of 1% or the agent bank’s prime rate, or LIBOR plus 1%, plus the applicable margin. The applicable margin is dependent on the level of the Partnership’s total leverage (the ratio of total debt to income before deducting interest expense, income taxes, depreciation and amortization (“EBITDA”)). Therefore, the Partnership is subject to interest rate risk on the variable component of the interest rate. The Partnership manages part of its variable interest rate risk by entering into interest rate swap agreements. The interest rate swaps have been designated as, and are accounted for as, cash flow hedges. The fair value of the interest rate swaps are determined using an income approach, whereby future settlements under the swaps are converted into a single present value, with fair value being based on the value of current market expectations about those future amounts. Changes in the fair value are recognized in OCI until the hedged item is recognized in earnings. However, due to changes in the underlying interest rate environment, the corresponding value in OCI is subject to change prior to its impact on earnings.

Valuation of Derivative Instruments. The Partnership measures the fair value of its exchange-traded options and futures contracts using quoted market prices found on the New York Mercantile Exchange (Level 1 inputs), the fair value of its interest rate swaps using model-derived valuations driven by observable projected movements of the 3-month LIBOR (Level 2 inputs) and the fair value of its over-the-counter options contracts using Level 3 inputs. The Partnership’s over-the-counter options contracts are valued based on an internal option model. The inputs utilized in the model are based on publicly available information as well as broker quotes. The significant unobservable inputs used in the fair value measurements of the Partnership’s over-the-counter options contracts are interest rate and market volatility.

The following summarizes the gross fair value of the Partnership’s derivative instruments and their location in the condensed consolidated balance sheet as of March 24, 2012 and September 24, 2011, respectively:

	As of March 24, 2012		As of September 24, 2011
Asset Derivatives	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedging instruments:
Commodity options	Other current assets	$1,083	Other current assets	$3,710
	Other assets	—	Other assets	612
Commodity futures	Other current assets	199	Other current assets	1,132

		$1,282		$5,454

Liability Derivatives	Location	Fair Value	Location	Fair Value
Derivatives designated as hedging instruments:
Interest rate swaps	Other current liabilities	$2,638	Other current liabilities	$2,662
	Other liabilities	999	Other liabilities	1,934

		$3,637		$4,596

Derivatives not designated as hedging instruments:
Commodity options	Other current liabilities	$31	Other current liabilities	$2,407
	Other liabilities	—	Other liabilities	69

		$31		$2,476

The following summarizes the reconciliation of the beginning and ending balances of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs:

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
	Six Months Ended March 24, 2012		Six Months Ended March 26, 2011
	Assets	Liabilities	Assets	Liabilities
Opening balance of over-the-counter options	$1,780	$118	$1,509	$29
Beginning balance realized during the period	(398)	—	(833)	(11)
Contracts purchased during the period	330	—	475	—
Change in the fair value of beginning balance	(770)	(97)	(41)	(18)

Closing balance of over-the-counter options	$942	$21	$1,110	$—

As of March 24, 2012 and September 24, 2011, the Partnership’s outstanding commodity-related derivatives had a weighted average maturity of approximately 5 months and 4 months, respectively.

The effect of the Partnership’s derivative instruments on the condensed consolidated statements of operations for the three and six months ended March 24, 2012 and March 26, 2011 are as follows:

	Three months ended March 24, 2012			Three months ended March 26, 2011
Derivatives in Cash Flow Hedging Relationships	Gains (Losses) Recognized in OCI (Effective Portion)	Gains (Losses) Reclassified from Accumulated OCI into Income (Effective Portion)		Gains (Losses) Recognized in OCI (Effective Portion)	Gains (Losses) Reclassified from Accumulated OCI into Income (Effective Portion)
		Location	Amount		Location	Amount
Interest rate swap	$(695)	Interest expense	$(642)	$(352)	Interest expense	$(704)

	$(695)		$(642)	$(352)		$(704)

Derivatives Not Designated as Hedging Instruments	Location of Gains (Losses) Recognized in Income	Amount of Unrealized Gains (Losses) Recognized in Income		Location of Gains (Losses) Recognized in Income	Amount of Unrealized Gains (Losses) Recognized in Income
Options	Cost of products sold	$(653)		Cost of products sold	$766
Futures	Cost of products sold	653		Cost of products sold	3,357

		$—			$4,123

	Six months ended March 24, 2012			Six months ended March 26, 2011
Derivatives in Cash Flow Hedging Relationships	Gains (Losses) Recognized in OCI (Effective Portion)	Gains (Losses) Reclassified from Accumulated OCI into Income (Effective Portion)		Gains (Losses) Recognized in OCI (Effective Portion)	Gains (Losses) Reclassified from Accumulated OCI into Income (Effective Portion)
		Location	Amount		Location	Amount
Interest rate swap	$(378)	Interest expense	$(1,338)	$226	Interest expense	$(1,428)

	$(378)		$(1,338)	$226		$(1,428)

Derivatives Not Designated as Hedging Instruments	Location of Gains (Losses) Recognized in Income	Amount of Unrealized Gains (Losses) Recognized in Income		Location of Gains (Losses) Recognized in Income	Amount of Unrealized Gains (Losses) Recognized in Income
Options	Cost of products sold	$(115)		Cost of products sold	$799
Futures	Cost of products sold	(933)		Cost of products sold	1,751

		$(1,048)			$2,550

Bank Debt and Senior Notes. The fair value of the Revolving Credit Facility (defined below) approximates the carrying value since the interest rates are periodically adjusted to reflect market conditions. Based upon quoted market prices, qualifying as a Level 1 fair value input, the fair value of the Partnership’s 2020 senior notes was $270,000 and $248,500 as of March 24, 2012 and September 24, 2011, respectively.

4. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using a weighted average method for propane, fuel oil and refined fuels and natural gas, and a standard cost basis for appliances, which approximates average cost. Inventories consist of the following:

	As of
	March 24, 2012	September 24, 2011
Propane, fuel oil and refined fuels and natural gas	$65,879	$64,601
Appliances and related parts	1,408	1,306

	$67,287	$65,907

5. Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is subject to an impairment review at a reporting unit level, on an annual basis in August of each year, or when an event occurs or circumstances change that would indicate potential impairment. The Partnership assesses the carrying value of goodwill at a reporting unit level based on an estimate of the fair value of the respective reporting unit. Fair value of the reporting unit is estimated using discounted cash flow analyses taking into consideration estimated cash flows in a ten-year projection period and a terminal value calculation at the end of the projection period. If the fair value of the reporting unit exceeds its carrying value, the goodwill associated with the reporting unit is not considered to be impaired. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized to the extent that the carrying amount of the associated goodwill, if any, exceeds the implied fair value of the goodwill.

The carrying values of goodwill assigned to the Partnership’s operating segments are as follows:

	As of
	March 24, 2012	September 24, 2011
Propane	$265,313	$265,313
Fuel oil and refined fuels	4,438	4,438
Natural gas and electricity	7,900	7,900

	$277,651	$277,651

6. Net Income Per Common Unit

Computations of basic income per Common Unit are performed by dividing net income by the weighted average number of outstanding Common Units, and restricted units granted under the restricted unit plans to retirement-eligible grantees. Computations of diluted income per Common Unit are performed by dividing net income by the weighted average number of outstanding Common Units and unvested restricted units granted under the restricted unit plans. In computing diluted net income per Common Unit, weighted average units outstanding used to compute basic net income per Common Unit were increased by 235,661 and 219,269 units for the three and six months ended March 24, 2012, respectively, and 244,092 and 223,057 units for the three and six months ended March 26, 2011, respectively, to reflect the potential dilutive effect of the unvested restricted units outstanding using the treasury stock method.

7. Long-Term Borrowings

Long-term borrowings consist of the following:

	As of
	March 24, 2012	September 24, 2011
7.375% senior notes, due March 15, 2020, net of unamortized discount of $1,723 and $1,831, respectively	$248,277	$248,169
Revolving credit facility, due January 5, 2017	100,000	100,000

	$348,277	$348,169

On March 23, 2010, the Partnership and its 100%-owned subsidiary, Suburban Energy Finance Corporation, issued $250,000 in aggregate principal amount of 7.375% senior notes due 2020 (the “2020 Senior Notes”). The 2020 Senior Notes were issued at 99.136% of the principal amount. The Partnership’s obligations under the 2020 Senior Notes are unsecured and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment with any future senior indebtedness. The 2020 Senior Notes are structurally subordinated to, which means they rank effectively behind, any debt and other liabilities of the Operating Partnership. The 2020 Senior Notes mature on March 15, 2020 and require semi-annual interest payments in March and September. The Partnership is permitted to redeem some or all of the 2020 Senior Notes any time at redemption prices specified in the indenture governing the 2020 Senior Notes. In addition, the 2020 Senior Notes have a change of control provision that would require the Partnership to offer to repurchase the notes at 101% of the principal amount repurchased, if a change of control as defined in the indenture occurs and is followed by a rating decline (a decrease in the rating of the notes by either Moody’s Investors Service or Standard and Poor’s Rating Group by one or more gradations) within 90 days of the consummation of the change of control.

The Operating Partnership has a credit agreement, as amended on January 5, 2012 (the “Amended Credit Agreement”) that provides for a five-year $250,000 revolving credit facility (the “Revolving Credit Facility”) of which, $100,000 was outstanding as of March 24, 2012 and September 24, 2011. The Amended Credit Agreement amends the previous credit agreement to, among other things, extend the maturity date from June 25, 2013 to January 5, 2017, reduce the borrowing rate and commitment fees, and amend certain affirmative and negative covenants. Borrowings under the Revolving Credit Facility may be used for general corporate purposes, including working capital, capital expenditures and acquisitions. The Operating Partnership has the right to prepay any borrowings under the Revolving Credit Facility, in whole or in part, without penalty at any time prior to maturity.

At the time the amendment was entered into, the Operating Partnership had existing borrowings of $100,000 under the revolving credit facility of the previous credit agreement, which borrowings have been rolled into the Revolving Credit Facility of the Amended Credit Agreement. In addition, at the time the amendment was entered into, the Operating Partnership had letters of credit issued under the revolving credit facility of the previous credit agreement primarily in support of retention levels under its self-insurance programs, all of which have been rolled into the Revolving Credit Facility of the Amended Credit Agreement. As of March 24, 2012, the Partnership had standby letters of credit issued under the Revolving Credit Facility in the aggregate amount of $46,926 which expire periodically through April 15, 2013. Therefore, as of March 24, 2012 the Partnership had available borrowing capacity of $103,074 under the Revolving Credit Facility.

In connection with the previous revolving credit facility, the Operating Partnership entered into an interest rate swap agreement with a notional amount of $100,000 and an effective date of March 31, 2010 and termination date of June 25, 2013. Under the interest rate swap agreement, the Operating Partnership will pay a fixed interest rate of 3.12% to the issuing lender on the notional principal amount outstanding, effectively fixing the LIBOR portion of the interest rate at 3.12%. In return, the issuing lender will pay to the Operating Partnership a floating rate, namely LIBOR, on the same notional principal amount. The interest rate swap has been designated as a cash flow hedge.

In connection with the Amended Credit Agreement, the Operating Partnership entered into a forward starting interest rate swap agreement with a June 25, 2013 effective date, which is commensurate with the maturity of the existing interest rate swap agreement, and a termination date of January 5, 2017. Under this forward starting interest rate swap agreement, the Operating Partnership will pay a fixed interest rate of 1.63% to the issuing lender on the notional principal amount outstanding, effectively fixing the LIBOR portion of the interest rate at 1.63%. In return, the issuing lender will pay to the Operating Partnership a floating rate, namely LIBOR, on the same notional principal amount. The forward starting interest rate swap has been designated as a cash flow hedge.

Borrowings under the Revolving Credit Facility bear interest at prevailing interest rates based upon, at the Operating Partnership’s option, LIBOR plus the applicable margin or the base rate, defined as the higher of the Federal Funds Rate plus  1/2 of 1%, the agent bank’s prime rate, or LIBOR plus 1%, plus in each case the applicable margin. The applicable margin is dependent upon the Partnership’s ratio of total debt to EBITDA on a consolidated basis, as defined in the Revolving Credit Facility. As of March 24, 2012, the interest rate for the Revolving Credit Facility was approximately 2.3%. The interest rate and the applicable margin will be reset at the end of each calendar quarter.

The Partnership acts as a guarantor with respect to the obligations of the Operating Partnership under the Amended Credit Agreement pursuant to the terms and conditions set forth therein. The obligations under the Amended Credit Agreement are secured by liens on substantially all of the personal property of the Partnership, the Operating Partnership and their subsidiaries, as well as mortgages on certain real property.

The Amended Credit Agreement and the 2020 Senior Notes both contain various restrictive and affirmative covenants applicable to the Operating Partnership and the Partnership, respectively, including (i) restrictions on the incurrence of additional indebtedness, and (ii) restrictions on certain liens, investments, guarantees, loans, advances, payments, mergers, consolidations, distributions, sales of assets and other transactions. The Amended Credit Agreement contains certain financial covenants (a) requiring the Partnership’s consolidated interest coverage ratio, as defined, to be not less than 2.5 to 1.0 as of the end of any fiscal quarter; (b) prohibiting the total consolidated leverage ratio, as defined, of the Partnership from being greater than 4.75 to 1.0 as of the end of any fiscal quarter; and (c) prohibiting the Operating Partnership’s senior secured consolidated leverage ratio, as defined, from being greater than 3.0 to 1.0 as of the end of any fiscal quarter. Under the indenture governing the 2020 Senior Notes, the Partnership is generally permitted to make cash distributions equal to available cash, as defined, as of the end of the immediately preceding quarter, if no event of default exists or would exist upon making such distributions, and the Partnership’s consolidated fixed charge coverage ratio, as defined, is greater than 1.75 to 1. The Partnership and the Operating Partnership were in compliance with all covenants and terms of the 2020 Senior Notes and the Amended Credit Agreement as of March 24, 2012.

Debt origination costs representing the costs incurred in connection with the placement of, and the subsequent amendment to, long-term borrowings are capitalized within other assets and amortized on a straight-line basis over the term of the respective debt agreements. In connection with the execution of the Amendment Credit Agreement, the Partnership recognized a non-cash charge of $507 to write-off a portion of unamortized debt origination costs associated with the previous credit agreement, and capitalized $2,420 for origination costs incurred with the amendment. Other assets at March 24, 2012 and September 24, 2011 include debt origination costs with a net carrying amount of $8,292 and $7,207, respectively.

The aggregate amounts of long-term debt maturities subsequent to March 24, 2012 are as follows: fiscal 2012 through fiscal 2016: $-0-; and thereafter: $350,000.

8. Distributions of Available Cash

The Partnership makes distributions to its limited partners no later than 45 days after the end of each fiscal quarter of the Partnership in an aggregate amount equal to its Available Cash for such quarter. Available Cash, as defined in the Partnership Agreement, generally means all cash on hand at the end of the respective fiscal quarter less the amount of cash reserves established by the Board of Supervisors in its reasonable discretion for future cash requirements. These reserves are retained for the proper conduct of the Partnership’s business, the payment of debt principal and interest and for distributions during the next four quarters.

On April 19, 2012, the Partnership announced a quarterly distribution of $0.8525 per Common Unit, or $3.41 per Common Unit on an annualized basis, in respect of the second quarter of fiscal 2012, payable on May 8, 2012 to holders of record on May 1, 2012.

9. Unit-Based Compensation Arrangements

The Partnership recognizes compensation cost over the respective service period for employee services received in exchange for an award of equity or equity-based compensation based on the grant date fair value of the award. The Partnership measures liability awards under an equity-based payment arrangement based on remeasurement of the award’s fair value at the conclusion of each interim and annual reporting period until the date of settlement, taking into consideration the probability that the performance conditions will be satisfied.

Restricted Unit Plans. In fiscal 2000 and fiscal 2009, the Partnership adopted the Suburban Propane Partners, L.P. 2000 Restricted Unit Plan and 2009 Restricted Unit Plan (collectively, the “Restricted Unit Plans”), respectively, which authorize the issuance of Common Units to executives, managers and other employees and members of the Board of Supervisors of the Partnership. The total number of Common Units authorized for issuance under the Restricted Unit Plans was 1,903,406 as of March 24, 2012. Unless otherwise stipulated by the Compensation Committee of the Board of Supervisors on or before the grant date, restricted units issued under the Restricted Unit Plans vest over time with 25% of the Common Units vesting on each of the third and fourth anniversaries of the grant date and the remaining 50% of the Common Units vesting on the fifth anniversary of the grant date. The Restricted Unit Plans participants are not eligible to receive quarterly distributions with respect to or vote their respective restricted units until vested. Because each restricted unit represents a promise to issue a Common Unit at a future date, restricted units cannot be sold or transferred prior to vesting. The fair value of the restricted unit is established by the market price of the Common Unit on the date of grant, net of estimated future distributions and forfeitures during the vesting period. Restricted units are subject to forfeiture in certain circumstances as defined in the Restricted Unit Plans. Compensation expense for the unvested awards is recognized ratably over the vesting periods and is net of estimated forfeitures.

During the six months ended March 24, 2012, the Partnership awarded 108,674 restricted units under the Restricted Unit Plans at an aggregate grant date fair value of $3,543. The following is a summary of activity for the Restricted Unit Plans for the six months ended March 24, 2012:

	Units	Weighted Average Grant Date Fair Value Per Unit
Outstanding September 24, 2011	485,423	$32.71
Awarded	108,674	32.60
Forfeited	(8,165)	(29.79)
Issued	(71,951)	(29.95)

Outstanding March 24, 2012	513,981	$33.19

As of March 24, 2012, unrecognized compensation cost related to unvested restricted units awarded under the Restricted Unit Plans amounted to $7,302. Compensation cost associated with unvested awards is expected to be recognized over a weighted-average period of 1.8 years. Compensation expense recognized under the Restricted Unit Plans, net of forfeitures, for the three and six months ended March 24, 2012 was $1,147 and $2,350, respectively, and $1,067 and $2,399 for the three and six months ended March 26, 2011, respectively.

Long-Term Incentive Plan. The Partnership has a non-qualified, unfunded long-term incentive plan for officers and key employees (the “LTIP”) which provides for payment, in the form of cash, of an award of equity-based compensation at the end of a three-year performance period. The level of compensation earned under the LTIP is based on the market performance of the Partnership’s Common Units on the basis of total return to Unitholders (“TRU”) compared to the TRU of a predetermined peer group consisting solely of other master limited partnerships, approved by the Compensation Committee of the Board of Supervisors, over the same three-year performance period. As a result of the quarterly remeasurement of the liability for awards under the LTIP, compensation expense for the three and six months ended March 24, 2012 was $102 and $691, respectively, and $645 and $1,501 for the three and six months ended March 26, 2011, respectively. As of March 24, 2012 and September 24, 2011, the Partnership had a liability included within accrued employment and benefit costs (or other liabilities, as applicable) of $2,520 and $5,164, respectively, related to estimated future payments under the LTIP.

10. Commitments and Contingencies

Self-Insurance. The Partnership is self-insured for general and product, workers’ compensation and automobile liabilities up to predetermined thresholds above which third party insurance applies. As of March 24, 2012 and September 24, 2011, the Partnership had accrued insurance liabilities of $49,858 and $52,841, respectively, representing the total estimated losses under these self-insurance programs. For the portion of the estimated self-insurance liability that exceeds insurance deductibles, the Partnership records an asset within other assets (or other current assets, as applicable) related to the amount of the liability expected to be covered by insurance which amounted to $16,543 and $17,513 as of March 24, 2012 and September 24, 2011, respectively.

Legal Matters. The Partnership’s operations are subject to all operating hazards and risks normally incidental to handling, storing and delivering combustible liquids such as propane. The Partnership has been, and will continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business, both as a result of these operating hazards and risks, and as a result of other aspects of its business. In this last regard, the Partnership currently is a defendant in suits in several states, including two putative class actions in which no class has yet been certified. The complaints allege a number of commercial claims, including as to the Partnership’s pricing, fee disclosure and tank ownership, under various consumer statutes, the Uniform Commercial Code, common law and antitrust law. Based on the nature of the allegations under these commercial suits, the Partnership believes that the suits are without merit and the Partnership is contesting each of these suits vigorously. With respect to the pending commercial suits, other than for legal defense fees and expenses, based on the merits of the allegations and discovery to date, no liability for a loss contingency is required.

11. Guarantees

The Partnership has residual value guarantees associated with certain of its operating leases, related primarily to transportation equipment, with remaining lease periods scheduled to expire periodically through fiscal 2019. Upon completion of the lease period, the Partnership guarantees that the fair value of the equipment will equal or exceed the guaranteed amount, or the Partnership will pay the lessor the difference. Although the fair value of equipment at the end of its lease term has historically exceeded the guaranteed amounts, the maximum potential amount of aggregate future payments the Partnership could be required to make under these leasing arrangements, assuming the equipment is deemed worthless at the end of the lease term, was $10,456 as of March 24, 2012. The fair value of residual value guarantees for outstanding operating leases was de minimis as of March 24, 2012 and September 24, 2011.

12. Pension Plans and Other Postretirement Benefits

The following table provides the components of net periodic benefit costs:

	Pension Benefits
	Three Months Ended		Six Months Ended
	March 24, 2012	March 26, 2011	March 24, 2012	March 26, 2011
Interest cost	$1,577	$1,705	$3,155	$3,411
Expected return on plan assets	(1,416)	(1,573)	(2,833)	(3,147)
Recognized net actuarial loss	1,318	1,180	2,636	2,360

Net periodic benefit cost	$1,479	$1,312	$2,958	$2,624

	Postretirement Benefits
	Three Months Ended		Six Months Ended
	March 24, 2012	March 26, 2011	March 24, 2012	March 26, 2011
Service Cost	$2	$2	$3	$4
Interest cost	200	213	401	427
Amortization of prior service costs	(122)	(122)	(244)	(244)
Recognized net actuarial loss	—	(9)	—	(18)

Net periodic benefit cost	$80	$84	$160	$169

There are no projected minimum employer cash contribution requirements under ERISA laws for fiscal 2012 under our defined benefit pension plan. The projected annual contribution requirements related to the Partnership’s postretirement health care and life insurance benefit plan for fiscal 2012 is $1,669, of which $812 has been contributed during the six months ended March 24, 2012.

13. Income Taxes

For federal income tax purposes, as well as for state income tax purposes in the majority of the states in which the Partnership operates, the earnings attributable to the Partnership, as a separate legal entity, and the Operating Partnership are not subject to income tax at the Partnership level. Rather, the taxable income or loss attributable to the Partnership, as a separate legal entity, and to the Operating Partnership, which may vary substantially from the income before income taxes, reported by the Partnership in the condensed consolidated statement of operations, are includable in the federal and state income tax returns of the individual partners. The aggregate difference in the basis of the Partnership’s net assets for financial and tax reporting purposes cannot be readily determined as the Partnership does not have access to information regarding each partner’s basis in the Partnership.

As described in Note 1, the earnings of the Corporate Entities are subject to corporate level federal and state income tax. However, based upon past performance, the Corporate Entities are currently reporting an income tax provision composed primarily of alternative minimum tax. A full valuation allowance has been provided against the deferred tax assets based upon an analysis of all available evidence, both negative and positive at the balance sheet date, which, taken as a whole, indicates that it is more likely than not that sufficient future taxable income will not be available to utilize the assets. Management’s periodic reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing of when assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considered tax-planning strategies it could use to increase the likelihood that the deferred assets will be realized.

14. Segment Information

The Partnership manages and evaluates its operations in five operating segments, three of which are reportable segments: Propane, Fuel Oil and Refined Fuels and Natural Gas and Electricity. The chief operating decision maker evaluates performance of the operating segments using a number of performance measures, including gross margins and income before interest expense and provision for income taxes (operating profit). Costs excluded from these profit measures are captured in Corporate and include corporate overhead expenses not allocated to the operating segments. Unallocated corporate overhead expenses include all costs of back office support functions that are reported as general and administrative expenses within the condensed consolidated statements of operations. In addition, certain costs associated with field operations support that are reported in operating expenses within the condensed consolidated statements of operations, including purchasing, training and safety, are not allocated to the individual operating segments. Thus, operating profit for each operating segment includes only the costs that are directly attributable to the operations of the individual segment. The accounting policies of the operating segments are otherwise the same as those described in the summary of significant accounting policies Note in the Partnership’s Annual Report on Form 10-K for the fiscal year ended September 24, 2011.

The propane segment is primarily engaged in the retail distribution of propane to residential, commercial, industrial and agricultural customers and, to a lesser extent, wholesale distribution to large industrial end users. In the residential and commercial markets, propane is used primarily for space heating, water heating, cooking and clothes drying. Industrial customers use propane generally as a motor fuel burned in internal combustion engines that power over-the-road vehicles, forklifts and stationary engines, to fire furnaces and as a cutting gas. In the agricultural markets, propane is primarily used for tobacco curing, crop drying, poultry brooding and weed control.

The fuel oil and refined fuels segment is primarily engaged in the retail distribution of fuel oil, diesel, kerosene and gasoline to residential and commercial customers for use primarily as a source of heat in homes and buildings.

The natural gas and electricity segment is engaged in the marketing of natural gas and electricity to residential and commercial customers in the deregulated energy markets of New York and Pennsylvania. Under this operating segment, the Partnership owns the relationship with the end consumer and has agreements with the local distribution companies to deliver the natural gas or electricity from the Partnership’s suppliers to the customer.

Activities in the “all other” category include the Partnership’s service business, which is primarily engaged in the sale, installation and servicing of a wide variety of home comfort equipment, particularly in the areas of heating and ventilation, and activities from the Partnership’s HomeTown Hearth & Grill and Suburban Franchising subsidiaries.

The following table presents certain relevant financial information by reportable segment and provides a reconciliation of total operating segment information to the corresponding consolidated amounts for the periods presented:

	Three Months Ended		Six Months Ended
	March 24, 2012	March 26, 2011	March 24, 2012	March 26, 2011
Revenues:
Propane	$283,759	$358,309	$524,115	$617,710
Fuel oil and refined fuels	43,748	63,518	74,729	101,920
Natural gas and electricity	21,708	32,689	39,759	51,657
All other	8,411	9,586	18,909	21,122

Total revenues	$357,626	$464,102	$657,512	$792,409

Operating income:
Propane	$70,483	$108,128	$113,981	$173,266
Fuel oil and refined fuels	3,465	13,033	5,931	14,755
Natural gas and electricity	1,639	5,375	4,343	8,620
All other	(3,732)	(2,951)	(6,329)	(5,514)
Corporate	(15,730)	(16,352)	(31,511)	(33,553)

Total operating income	56,125	107,233	86,415	157,574
Reconciliation to net income:
Loss on debt extinguishment	507	—	507	—
Interest expense, net	6,425	6,819	13,263	13,665
Provision for income taxes	(380)	98	(160)	464

Net income	$49,573	$100,316	$72,805	$143,445

Depreciation and amortization:
Propane	$4,942	$4,800	$9,855	$9,493
Fuel oil and refined fuels	620	617	1,162	1,271
Natural gas and electricity	79	224	303	447
All other	20	98	53	105
Corporate	1,988	2,715	4,061	5,318

Total depreciation and amortization	$7,649	$8,454	$15,434	$16,634

	As of
	March 24, 2012	September 24, 2011
Assets:
Propane	$728,135	$706,008
Fuel oil and refined fuels	48,347	44,973
Natural gas and electricity	18,621	18,675
All other	3,694	3,719
Corporate	132,681	183,084

Total assets	$931,478	$956,459

15. Recently Issued Accounting Pronouncements

In June 2011, the FASB issued an accounting standards update to provide guidance on increasing the prominence of items reported in other comprehensive income. This update eliminates the option to present components of other comprehensive income as part of the statement of partners’ capital and requires net income and the components of other comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Early adoption of this updated guidance is permitted, and it becomes effective retrospectively for fiscal years beginning after December 15, 2011, which will be the first quarter of the Partnership’s 2013 fiscal year. This update does not change the items that must be reported in other comprehensive income but will require the Partnership to change its historical practice of showing comprehensive income within the Statement of Partners’ Capital.

In September 2011, the FASB issued an accounting standards update allowing companies to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a more detailed two-step goodwill impairment test would be performed to identify a potential goodwill impairment and measure the amount of loss to be recognized, if any. The standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, which will be the Partnership’s 2013 fiscal year. Early adoption is permitted. The adoption of this standard is not expected to impact the Partnership’s financial position, results of operations or cash flows.

16. Subsequent Events

On April 25, 2012, the Partnership entered into a definitive agreement (the “Contribution Agreement”) with Inergy, L.P. (“Inergy”), Inergy GP, LLC and Inergy Sales and Service, Inc. (“Inergy Sales”) to acquire the sole membership interest in Inergy Propane, LLC, including certain wholly-owned subsidiaries of Inergy Propane LLC, and the assets of Inergy Sales (such interests and assets collectively, “Inergy Propane”) for a total acquisition value of approximately $1,800,000 which is subject to certain closing adjustments (the “Inergy Propane Acquisition”). At the time of the closing of the Inergy Propane Acquisition, and following certain pre-closing transactions, Inergy Propane will consist of the retail propane assets and operations of Inergy.

Prior to closing, Inergy Propane will transfer its interest in certain subsidiaries, as well as all of its rights and interests in the assets and properties of its wholesale propane supply, marketing and distribution business, and its rights and interest in the assets and properties of its West Coast natural gas liquids business, to Inergy. These assets will not be included as part of the Inergy Propane business at the time of the transfer of the membership interests in Inergy Propane to the Partnership and will not be part of the Inergy Propane Acquisition. Following the acquisition, Inergy Propane and its remaining wholly-owned subsidiaries being acquired will become subsidiaries of the Partnership. The Partnership is acquiring Inergy Propane for total consideration of approximately $1,800,000, consisting of: (i) $1,000,000 of newly issued senior notes and $200,000 in cash to Inergy bondholders; and, (ii) $600,000 of new common units in the Partnership, which will be distributed to Inergy and Inergy Sales, the majority of which will subsequently be distributed by Inergy to its unitholders.

On April 25, 2012, the Partnership entered into a commitment letter with certain lenders who are party to the Partnership’s existing Amended Credit Agreement pursuant to which such lenders committed to provide the Partnership with (i) a $250,000 senior secured 364-day incremental term loan facility (the “364-Day Facility”) and (ii) an increase in the Partnership’s revolving credit facility under the existing Amended Credit Agreement from $250,000 to $400,000.

On April 25, 2012, the Partnership also received consents from the requisite lenders under the Amended Credit Agreement to enable the Partnership to incur additional indebtedness, make amendments to the Amended Credit Agreement to adjust certain covenants, and otherwise perform the Partnership’s obligations as contemplated by the Inergy Propane Acquisition.

Report of Independent Registered Public Accounting Firm

The Member of Inergy Propane, LLC.

We have audited the accompanying consolidated balance sheets of Inergy Propane, LLC. and Subsidiaries (the Company) as of September 30, 2011 and 2010, and the related consolidated statements of operations, members’ equity and cash flows for each of the three years in the period ended September 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inergy Propane, LLC and Subsidiaries at September 30, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Kansas City, Missouri

April 13, 2012

Inergy Propane, LLC and Subsidiaries

Consolidated Balance Sheets

(in millions)

	September 30,
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$8.7	$145.2
Accounts receivable, less allowance for doubtful accounts of $2.5 million and $3.1 million at September 30, 2011 and 2010, respectively	146.9	94.2
Inventories (Note 4)	207.4	132.9
Assets from price risk management activities	17.1	22.5
Prepaid expenses and other current assets	10.7	10.1

Total current assets	390.8	404.9

Property, plant and equipment (Note 4)	1,083.7	1,065.1
Less: accumulated depreciation	405.1	332.6

Property, plant and equipment, net	678.6	732.5

Intangible assets (Note 4):
Customer accounts	373.9	368.4
Other intangible assets	106.9	102.9

	480.8	471.3
Less: accumulated amortization	164.6	131.3

Intangible assets, net	316.2	340.0

Receivable from Inergy Midstream, L.P. (Note 12)	84.9	70.4
Goodwill	336.1	327.7
Other assets	1.7	1.4

Total assets	$1,808.3	$1,876.9

Liabilities and member’s equity
Current liabilities:
Accounts payable	$136.1	$84.9
Accrued expenses	30.8	38.4
Customer deposits	52.0	56.8
Liabilities from price risk management activities	19.0	24.3
Current portion of long-term debt (Note 7)	4.2	5.1

Total current liabilities	242.1	209.5

Long-term debt, less current portion (Note 7)	13.5	16.8
Other long-term liabilities	14.1	13.4

Member’s equity	1,538.6	1,637.2

Total liabilities and member’s equity	$1,808.3	$1,876.9

The accompanying notes are an integral part of these consolidated financial statements.

Inergy Propane, LLC and Subsidiaries

Consolidated Statements of Operations

(in millions)

	Year Ended September 30,
	2011	2010	2009
Revenue:
Propane	$1,461.9	$1,272.4	$1,124.4
Other	486.8	367.2	309.8

	1,948.7	1,639.6	1,434.2
Cost of product sold (excluding depreciation and amortization as shown below):
Propane	1,048.0	863.4	737.5
Other	376.1	261.4	210.9

	1,424.1	1,124.8	948.4
Expenses:
Operating and administrative	285.8	289.8	265.5
Depreciation and amortization	117.2	118.8	79.7
Loss on disposal of assets	10.8	10.6	5.2

Operating income	110.8	95.6	135.4
Other income (expense):
Interest expense, net	(1.5)	(1.4)	(1.6)
Other income	0.2	1.4	0.1

Income before income taxes	109.5	95.6	133.9
Provision for income taxes	0.5	0.1	0.7

Net income	$109.0	$95.5	$133.2

The accompanying notes are an integral part of these consolidated financial statements.

Inergy Propane, LLC and Subsidiaries

Consolidated Statements of Member’s Equity

(in millions)

Member’s Equity
Balance at September 30, 2008	$1,095.0
Proceeds from Inergy, L.P. financing transactions	1,090.4
Contributions by Inergy, L.P.	109.0
Distributions to Inergy, L.P.	(1,154.2)
Unit-based compensation charges	2.2
Comprehensive income:
Net income	133.2
Change in unrealized fair value on cash flow hedges	36.2

Comprehensive income	169.4

Balance at September 30, 2009	1,311.8

Proceeds from Inergy, L.P. financing transactions	1,575.2
Distributions to Inergy, L.P.	(1,340.1)
Unit-based compensation charges	1.4
Comprehensive income:
Net income	95.5
Change in unrealized fair value on cash flow hedges	(6.6)

Comprehensive income	88.9

Balance at September 30, 2010	1,637.2

Proceeds from Inergy, L.P. financing transactions	2,297.3
Distributions to Inergy, L.P.	(2,501.3)
Unit-based compensation charges	3.4
Comprehensive income:
Net income	109.0
Change in unrealized fair value on cash flow hedges	(7.0)

Comprehensive income	102.0

Balance at September 30, 2011	$1,538.6

The accompanying notes are an integral part of these consolidated financial statements.

Inergy Propane, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(in millions)

	Year Ended September 30,
	2011	2010	2009
Operating activities
Net income	$109.0	$95.5	$133.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	83.8	87.8	56.4
Amortization	33.4	31.0	23.3
Unit-based compensation charges	3.4	1.4	2.2
Provision for doubtful accounts	3.7	2.8	3.7
Loss on disposal of assets	10.8	10.6	5.2
Charges to related parties	(24.9)	(13.3)	(9.0)
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(59.3)	3.3	42.2
Inventories	(74.0)	(32.6)	1.8
Prepaid expenses and other current assets	(0.4)	1.0	5.1
Other liabilities	(1.4)	(4.7)	(1.3)
Accounts payable and accrued expenses	43.3	(18.4)	(29.6)
Customer deposits	(4.8)	(5.8)	(26.8)
Net assets (liabilities) from price risk management activities	(7.0)	(10.3)	17.8

Net cash provided by operating activities	115.6	148.3	224.2

Investing activities
Acquisitions, net of cash acquired	(35.2)	(253.0)	(12.0)
Purchases of property, plant and equipment	(27.5)	(31.3)	(139.4)
Proceeds from sale of assets	8.0	7.0	7.1

Net cash used in investing activities	(54.7)	(277.3)	(144.3)

The accompanying notes are an integral part of these consolidated financial statements.

Inergy Propane, LLC and Subsidiaries

Consolidated Statements of Cash Flows (continued)

(in millions)

	Year Ended September 30,
	2011	2010	2009
Financing activities
Contributions from Inergy, L.P.	$2,412.6	$1,622.4	$1,123.7
Distributions to Inergy, L.P.	(2,595.4)	(1,379.7)	(1,187.7)
Principal payments on long term debt	(5.1)	(4.9)	(3.7)
Advances on loans to Inergy Midstream, L.P.	(86.6)	(62.4)	(79.8)
Proceeds on loans from Inergy Midstream, L.P.	77.1	90.8	61.3

Net cash provided by (used in) financing activities	(197.4)	266.2	(86.2)

Net increase (decrease) in cash	(136.5)	137.2	(6.3)
Cash at beginning of period	145.2	8.0	14.3

Cash at end of period	$8.7	$145.2	$8.0

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$1.5	$1.2	$1.4

Cash paid during the year for income taxes	$0.3	$0.3	$0.7

Supplemental schedule of noncash investing and financing activities
Net change to property, plant and equipment through accounts payable and accrued expenses	$0.6	$(3.0)	$(7.6)

Acquisitions, net of cash acquired:
Current assets	$—	$27.4	$1.1
Property, plant and equipment	20.9	81.3	10.9
Intangible assets	9.6	146.6	9.7
Goodwill	8.4	49.7	2.0
Other assets	—	0.1	—
Current liabilities	(2.7)	(43.9)	(0.7)
Debt	(1.0)	(8.2)	(4.3)
Issuance of equity	—	—	(6.7)

Total acquisitions, net of cash acquired	$35.2	$253.0	$12.0

The accompanying notes are an integral part of these consolidated financial statements.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

Organization

Inergy Propane, LLC (“Inergy Propane”) is a Delaware organized LLC. Inergy Propane is a wholly owned subsidiary of Inergy, L.P. (“Inergy”).

Nature of Operations

Inergy Propane’s primary operations include propane sales to end users, the sale of propane-related appliances and service work for propane-related equipment, the sale of distillate products, wholesale distribution of propane, and marketing and price risk management services to other users, retailers and resellers of propane. In addition, Inergy Propane’s operations include fractionation of natural gas liquids, processing of natural gas and distribution of natural gas liquids.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Inergy Propane, LLC and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Inergy Propane’s results of operations reflect all costs of doing business, including expenses incurred on Inergy Propane’s behalf by Inergy. In addition, Inergy Propane may transact with Inergy’s other wholly owned subsidiaries, which include US Salt, LLC, Tres Palacios Gas Storage LLC and Inergy Midstream, L.P. (see Note 12 – Related Party Transactions).

Note 2. Summary of Significant Accounting Policies

Financial Instruments and Price Risk Management

Inergy Propane utilizes certain derivative financial instruments to (i) manage its exposure to commodity price risk, specifically, the related change in the fair value of inventories, as well as the variability of cash flows related to forecasted transactions; and (ii) ensure adequate physical supply of commodity will be available. Inergy Propane records all derivative instruments on the balance sheet as either assets or liabilities measured at fair value. Changes in the fair value of these derivative financial instruments are recorded either through current earnings or as other comprehensive income, depending on the type of transaction.

Inergy Propane is party to certain commodity derivative financial instruments that are designated as hedges of selected inventory positions, and qualify as fair value hedges. Inergy Propane’s overall objective for entering into fair value hedges is to manage its exposure to fluctuations in commodity prices and changes in the fair market value of its inventories. The commodity derivatives are recorded at fair value on the consolidated balance sheets as price risk management assets or liabilities and the related change in fair value is recorded to earnings in the current period as cost of product sold.

Any ineffective portion of the fair value hedges is recognized as cost of product sold in the current period. Inergy Propane recognized a $1.8 million, $0.4 million and $0.2 million net gain in the years ended September 30, 2011, 2010 and 2009, respectively, related to the ineffective portion of its fair value hedging instruments. In addition, for the year ended September 30, 2011, Inergy Propane recognized no gain, and for the years ended September 30, 2010 and 2009, Inergy Propane recognized a net loss of $0.1 million related to the portion of fair value hedging instruments that it excluded from its assessment of hedge effectiveness.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Inergy Propane also enters into derivative financial instruments that qualify as cash flow hedges, which hedge the exposure of variability in expected future cash flows predominantly attributable to forecasted purchases to supply fixed price sale contracts. These derivatives are recorded on the balance sheet at fair value as price risk management assets or liabilities. The effective portion of the gain or loss on these cash flow hedges is recorded in other comprehensive income in member’s capital and reclassified into earnings in the same period in which the hedge transaction affects earnings. In certain situations under the rules, the ineffective portion of the gain or loss is recognized as cost of product sold in the current period.

Inergy Propane’s policy is to offset fair value amounts of derivative instruments and cash collateral paid or received with the same counterparty under a master netting arrangement.

The cash flow impact of derivative financial instruments is reflected as cash flows from operating activities in the consolidated statements of cash flows.

Revenue Recognition

Sales of propane and other liquids are recognized at the time product is shipped or delivered to the customer depending on the sales terms. Gas processing and fractionation fees are recognized upon delivery of the product. Revenue from the sale of propane appliances and equipment is recognized at the time of delivery. Revenue from repairs and maintenance is recognized upon completion of the service.

Expense Classification

Cost of product sold consists of tangible products sold including all propane and other natural gas liquids and all propane related appliances. Operating and administrative expenses consist of all expenses incurred by Inergy Propane other than those described above in cost of product sold and depreciation and amortization. Certain of Inergy Propane’s operating and administrative expenses and depreciation and amortization are incurred in the distribution of the product sales but are not included in cost of product sold. These amounts were $145.1 million, $142.4 million and $107.1 million during the years ended September 30, 2011, 2010 and 2009, respectively.

Allocation of Expenses

Inergy Propane incurs a variety of charges related to administrative services provided to Inergy and its subsidiaries including Inergy Midstream, L.P., US Salt, LLC and Tres Palacios Gas Storage LLC. These amounts charged to related parties are reflected in the consolidated financial statements of Inergy Propane as a reduction of the related expenses. Management believes the charges were made on a reasonable basis. Additionally, Inergy Propane has historically operated as the treasury function for Inergy and its subsidiaries (Inergy Midstream, L.P., US Salt, LLC and Tres Palacios Gas Storage LLC) with funding to support distributions to Inergy shareholders, capital expansion, working capital needs and debt service. See Note 12 for disclosure of related party transactions.

Credit Risk and Concentrations

Inergy Propane is both a retail and wholesale supplier of propane gas. Inergy Propane generally extends unsecured credit to its wholesale customers in the United States and Canada. In addition, Inergy Propane collects margin payments from its customers to mitigate risk. Credit is generally extended to retail customers for the delivery of propane into Company and customer owned propane gas storage tanks. Provisions for doubtful accounts receivable are based on specific identification and historical collection results and have generally been within management’s expectations. Account balances are charged off against the reserve when it is anticipated that the receivable will not be collected. The balance is considered past due or delinquent based on contractual terms.

Inergy Propane enters into netting agreements with certain wholesale customers to mitigate Inergy Propane’s credit risk. Realized gains and losses reflected in Inergy Propane’s receivables and payables are reflected as a net balance to the extent a netting agreement is in place and Inergy Propane intends to settle on a net basis. Unrealized gains and losses reflected in Inergy Propane’s assets and liabilities from price risk management activities are reflected on a net basis to the extent a netting agreement is in place.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

One supplier, BP Amoco Corp., accounted for 14% of Inergy Propane’s propane purchases during the past fiscal year. No other single supplier accounted for more than 10% of propane purchases in the current year.

No single customer represented 10% or more of consolidated revenues. In addition, nearly all of Inergy Propane’s revenues are derived from sources within the United States, and all of its long-lived assets are located in the United States.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Inventories

Inventories for retail operations, which mainly consist of propane gas and other liquids, are stated at the lower of cost or market and are computed using the average cost method. Substantially all wholesale propane and other liquids inventories are designated under a fair value hedge program and are consequently adjusted for market values. The remaining portion is stated at the lower of cost or market and is computed predominantly using the average cost method. Propane and other liquids inventories being hedged and adjusted for market value at September 30, 2011 and 2010, amount to $147.7 million and $82.6 million, respectively.

Shipping and Handling Costs

Shipping and handling costs are recorded as part of cost of product sold at the time product is shipped or delivered to the customer except as discussed in “Expense Classification.”

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, as follows:

Years
Buildings, land and improvements	25-40
Office furniture and equipment	3–10
Vehicles	5–10
Tanks and plant equipment	5–30

Inergy Propane reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such events or changes in circumstances are present, a loss is recognized if the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Inergy Propane identified certain tanks in which the carrying amount exceeded the fair value due to Inergy Propane’s plan to sell the tanks. See Note 4 for a discussion of assets held for sale at September 30, 2011 and 2010.

Identifiable Intangible Assets

Inergy Propane has recorded certain identifiable intangible assets, including customer accounts, covenants not to compete and trademarks, which have all arisen from acquisitions. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer’s intent to do so.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Certain intangible assets are amortized on a straight-line basis over their estimated economic lives, as follows:

Weighted-Average Life (years)
Customer accounts	15.1
Covenants not to compete	9.1

Trademarks have been assigned an indefinite economic life and are not being amortized, but are subject to an annual impairment evaluation.

Estimated amortization for the next five years ending September 30, is as follows (in millions):

Year Ending September 30,
2012	$31.7
2013	31.1
2014	30.8
2015	30.1
2016	27.3

Goodwill

Goodwill is recognized for various acquisitions as the excess of the cost of the acquisitions over the fair value of the related net assets at the date of acquisition. Goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test.

In connection with the goodwill impairment evaluation, Inergy Propane identified three reporting units. The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of the evaluation on a specific identification basis. To the extent a reporting unit’s carrying value exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the second step of the impairment test must be performed. In the second step, the implied fair value of the goodwill is determined by allocating the fair value to all of its assets (recognized and unrecognized) and liabilities to its carrying amount.

Inergy Propane has completed the impairment test for each of its reporting units and determined that no impairment existed as of September 30, 2011.

Income Taxes

Inergy Propane is a single member owned limited liability company and is treated like a partnership for federal tax purposes. Partnerships are generally not subject to federal income tax. Inergy Sales and Service, Inc. (“Services”), a subsidiary of Inergy Propane, is incorporated as a taxable entity, and as such, federal and state income taxes are provided on the taxable income of Services. The earnings of Inergy Propane and its subsidiaries are included in the Federal and state income tax returns of Inergy’s partners. Furthermore, legislation in certain states allows for taxation of partnerships, and as such, certain state taxes for Inergy Propane have been included in the accompanying financial statements as income taxes due to the nature of the tax in those particular states. Inergy Propane is required to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using expected rates in effect for the year in which differences are expected to reverse.

Net earnings for financial statement purposes may differ significantly from taxable income reportable to members or partners as a result of differences between the tax basis and the financial reporting basis of assets and liabilities.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The provision for income tax was $0.5 million, $0.1 million and $0.7 million for the years ended September 30, 2011, 2010 and 2009, respectively. At September 30, 2011, Inergy Propane had cumulative temporary differences between the book and tax basis of Services of $33.9 million, comprised primarily of a net operating loss carryforward. At September 30, 2011 and 2010, this resulted in a deferred tax asset of $12.9 million and $8.3 million, respectively, which Inergy Propane has fully reserved with a valuation allowance of $12.9 million and $8.3 million, respectively. In order to fully realize the deferred tax asset Services will need to generate future taxable income. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax asset will not be realized. Based on the level of current taxable income and projections of future taxable income of Services over the periods in which the deferred tax asset would be deductible, Inergy Propane is providing a full valuation allowance that it is more likely than not that it will not realize the full benefit of the deferred tax asset. The net operating losses expire at varying times between 2021 and 2029.

Sales Tax

Inergy Propane accounts for the collection and remittance of all taxes on a net tax basis. As a result, these amounts are not reflected in the consolidated statements of operations.

Customer Deposits

Customer deposits primarily represent cash received by Inergy Propane from wholesale and retail customers for propane purchased under contract that will be delivered at a future date.

Cash and Cash Equivalents

Inergy Propane defines cash equivalents as all highly liquid investments with maturities of three months or less when purchased.

Computer Software Costs

Inergy Propane includes costs associated with the acquisition of computer software in property, plant and equipment. Inergy Propane amortizes computer software costs on a straight-line basis over expected periods of benefit, which generally are five years.

Fair Value

Cash and cash equivalents, accounts receivable (net of reserve for doubtful accounts) and payables are carried at cost, which approximates fair value due to their liquid and short-term nature.

Assets and liabilities from price risk management are carried at fair value as discussed in Note 6. At September 30, 2011, the estimated fair value of assets from price risk management activities amounted to $17.1 million and liabilities from price risk management amounted to $19.0 million.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Comprehensive Income (Loss)

Comprehensive income includes net income and other comprehensive income, which is solely comprised of unrealized gains and losses on derivative financial instruments. Accumulated other comprehensive income (loss) consists of the following (in millions):

Accumulated Other Comprehensive Income (Loss)
As of September 30, 2009	$11.8
Other Comprehensive income (a)	(6.6)

As of September 30, 2010	5.2
Other Comprehensive income (a)	(7.0)

As of September 30, 2011	$(1.8)

(a)	Other comprehensive income (loss) includes a reclassification of $5.0 million and $11.8 million to net income during the years ended September 30, 2011 and 2010, respectively.

Approximately $(1.8) million is expected to be reclassified to earnings from other comprehensive income over the next twelve months.

Accounting for Unit-Based Compensation

Inergy sponsors a unit-based employee compensation plan in which Inergy Propane’s employees participate. All share-based payments to Inergy Propane’s employees, including grants of employee stock options, are recognized in the income statement based on their fair values with an offsetting amount recorded as contributed capital from Inergy. Inergy Propane employees received unit-based compensation of $3.4 million, $7.5 million and $2.2 million during the years ended September 30, 2011, 2010 and 2009, respectively.

Recently Issued Accounting Pronouncements

In June 2011 the FASB issued Accounting Standards Update No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). Under ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under both options, an entity will be required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. Furthermore, regardless of the presentation methodology elected, the entity will be required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income. The amendments contained in ASU 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 is effective for Inergy Propane on October 1, 2012. Inergy Propane does not currently anticipate the adoption of ASU 2011-05 will impact comprehensive income, however it will require Inergy Propane to change its historical practice of showing these items within the Consolidated Statement of Member’s Equity.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which is included in the ASC Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and Level 2 fair value measurements. ASU 2010-06 also requires disclosure of activities, including purchases, sales, issuances and settlements within the Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. Inergy Propane has previously adopted the new disclosures for transfers in and out of Level 1 and Level 2. The new disclosures for Level 3 were effective for fiscal years beginning after December 15, 2010. Inergy Propane does not currently anticipate that the adoption of the Level 3 disclosure requirements of ASU 2010-06 will result in a material change to the financial statements.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 3. Acquisitions

On December 31, 2009, Inergy Propane entered into an Equity Purchase Agreement with Sterling Capital Partners, L.P., Sterling Capital Partners GmbH & Co. KG and the other parties thereto (collectively, “Sellers”) wherein Inergy Propane acquired 100% of the capital stock, membership interests, partnership interests, as applicable, of SCP GP Propane Partners I, Inc., SCP LP Propane Partners I, Inc., Liberty Propane GP, LLC, Liberty Propane, LP and Liberty Propane Operations, LLC (collectively, “Liberty”). Liberty is a retail propane company servicing approximately 100,000 customers in the Mid-Atlantic, Northeast and Western regions of the United States.

Inergy Propane finalized its purchase price allocation of Liberty in the fourth quarter of fiscal 2010. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in millions):

December 31, 2009
Accounts receivable, less allowance for doubtful accounts of $0.6 million	$15.1
Inventory	6.1
Prepaid expenses and other current assets	2.1
Property, plant and equipment	70.7
Customer accounts	97.7
Covenants not to compete	5.0
Trademarks	4.7

Total identifiable assets acquired	201.4

Current liabilities	17.3
Income tax liability	26.5
Current portion of long-term debt	1.9
Notes payable	6.2

Total liabilities assumed	51.9

Net identifiable assets acquired	149.5

Goodwill	43.9

Net assets acquired	$193.4

The customer accounts are amortized over a period of fifteen years and the covenants not to compete are amortized over a period of one to five years.

The $43.9 million of goodwill recognized is attributable primarily to expected synergies and the assembled workforce.

The following represents the pro-forma consolidated statements of operations as if Liberty had been included in the consolidated results of Inergy Propane for the years ended September 30, 2010 and 2009, (in millions):

	Pro-Forma Consolidated Statements of Operations Year Ended September 30,
	2010	2009
Revenue	$1,675.8	$1,569.3
Net income	$98.8	$141.0

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

These amounts have been calculated after applying Inergy Propane’s accounting policies and adjusting the results of Liberty to reflect the depreciation and amortization that would have been charged assuming the preliminary fair value adjustments to property, plant and equipment and intangible assets had been made at the beginning of the respective period.

Revenue and net income for the year ended September 30, 2010 generated by Liberty subsequent to Inergy Propane’s acquisition on December 31, 2009, amounted to $95.6 million and $7.3 million, respectively.

On October 19, 2010, Inergy Propane completed the acquisition of the propane assets of Schenck Gas Services, LLC (“Schenck”), located in East Hampton, New York.

On November 15, 2010, Inergy Propane completed the acquisition of the propane assets of Pennington Energy Corporation (“Pennington”), headquartered in Morenci, Michigan.

The operating results for these acquisitions are included in the consolidated results of operations from the dates of acquisition through September 30, 2011.

As a result of the fiscal 2011 acquisitions, Inergy Propane acquired $8.1 million of goodwill and $9.6 million of intangible assets, consisting of the following (unaudited, in millions):

Customer accounts	$5.6
Noncompetition agreements	4.0

Total intangible assets	$9.6

The amounts provided above relate solely to acquisitions that closed in fiscal 2011.

The weighted-average amortization period of amortizable intangible assets acquired during the year ended September 30, 2011, was approximately eleven years.

Note 4. Certain Balance Sheet Information

Inventories

Inventories consisted of the following at September 30, 2011 and 2010, respectively (in millions):

	September 30,
	2011	2010
Propane gas and other liquids	$194.9	$120.6
Appliances, parts, supplies and other	12.5	12.3

Total inventory	$207.4	$132.9

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Property, Plant and Equipment

Property, plant and equipment consisted of the following at September 30, 2011 and 2010, respectively (in millions):

	September 30,
	2011	2010
Tanks and plant equipment	$809.9	$810.0
Buildings, land and improvements	100.4	95.9
Vehicles	121.4	120.2
Construction in process	17.3	6.5
Office furniture and equipment	34.7	32.5

	1,083.7	1,065.1
Less: accumulated depreciation	405.1	332.6

Total property, plant and equipment, net	$678.6	$732.5

Depreciation expense totaled $83.8 million, $87.8 million and $56.4 million for the years ended September 30, 2011, 2010 and 2009, respectively.

The tanks and plant equipment balances above include tanks owned by Inergy Propane that reside at customer locations. The leases associated with these tanks are accounted for as operating leases. These tanks have a value of $460.2 million with an associated accumulated depreciation balance of $121.3 million at September 30, 2011.

At September 30, 2011, Inergy Propane capitalized interest of $0.8 million related to certain asset expansion projects. At September 30, 2010, Inergy Propane did not capitalize any interest.

The property, plant and equipment balances above at September 30, 2011 and 2010, include $6.5 million and $4.4 million, respectively, of propane operations assets deemed held for sale. These assets consist primarily of tanks deemed to be excess, redundant or underperforming assets. These assets were identified primarily as a result of losses due to disconnecting customer installations of customers who have chosen to switch suppliers and due to low margins, poor payment history or low volume usage. As a result, the carrying value of these assets was reduced to their estimated recoverable value less anticipated disposition costs, resulting in losses of $11.1 million, $9.7 million and $4.9 million for the years ended September 30, 2011, 2010 and 2009, respectively. These losses are included as components of operating income as losses on disposal of assets. When aggregated with other realized gains/losses, such amounts totaled $10.8 million, $10.6 million and $5.2 million, respectively.

Intangible Assets

Intangible assets consist of the following at September 30, 2011 and 2010, respectively (in millions):

	September 30,
	2011	2010
Customer accounts	$373.9	$368.4
(accumulated amortization – customer accounts)	(121.2)	(96.6)
Covenants not to compete	76.0	72.0
(accumulated amortization – covenants not to compete)	(43.4)	(34.7)
Trademarks	30.9	30.9

Total intangible assets, net	$316.2	$340.0

Amortization associated with the above described intangible assets for the years ended September 30, 2011, 2010 and 2009, amounted to $33.4 million, $31.0 million and $23.3 million, respectively.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 5. Risk Management

Inergy Propane is exposed to certain market risks related to its ongoing business operations, which includes exposure to changing commodity prices. Inergy Propane utilizes derivative instruments to manage its exposure to fluctuations in commodity prices, which is discussed more fully below. Additional information related to derivatives is provided in Note 2 and Note 6.

Commodity Derivative Instruments and Price Risk Management

Risk Management Activities

Inergy Propane sells propane and other commodities to energy related businesses and may use a variety of financial and other instruments including forward contracts involving physical delivery of propane. Inergy Propane will enter into offsetting positions to hedge against the exposure its customer contracts create. Inergy Propane does not designate these instruments as hedging instruments. These instruments are marked to market with the changes in the market value reflected in cost of product sold. Inergy Propane attempts to balance its contractual portfolio in terms of notional amounts and timing of performance and delivery obligations. This balance in the contractual portfolio significantly reduces the volatility in cost of product sold related to these instruments. However, immaterial net unbalanced positions can exist or are established based on assessment of anticipated short-term needs or market conditions.

Cash Flow Hedging Activity

Inergy Propane sells propane and heating oil to retail customers at fixed prices. Inergy Propane will enter into derivative instruments to hedge a significant portion of its exposure to fluctuations in commodity prices as a result of selling the fixed price contracts. These instruments are identified and qualify to be treated as cash flow hedges. This accounting treatment requires the effective portion of the gain or loss on the derivative to be reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Fair Value Hedging Activity

Inergy Propane will enter into derivative instruments to hedge its exposure to fluctuating commodity prices that results from maintaining its wholesale inventory. These instruments hedging wholesale inventory qualify to be treated as fair value hedges. This accounting treatment requires the fair value changes in both the derivative instruments and the hedged inventory to be recorded in cost of product sold.

A significant amount of inventory held in bulk storage facilities is hedged as it is not expected to be sold in the immediate future and is therefore exposed to fluctuations in commodity prices. Commodity inventory held at retail locations is not hedged as this inventory is expected to be sold in the immediate future and is therefore not exposed to fluctuations in commodity prices over an extended period of time.

Commodity Price and Credit Risk

Notional Amounts and Terms

The notional amounts and terms of Inergy Propane’s derivative financial instruments include the following at September 30, 2011, and September 30, 2010 (in millions):

	September 30, 2011		September 30, 2010
	Fixed Price Payor	Fixed Price Receiver	Fixed Price Payor	Fixed Price Receiver
Propane, crude and heating oil (barrels)	10.1	10.6	6.2	5.8
Natural gas (MMBTU’s)	0.1	—	—	—

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Notional amounts reflect the volume of transactions, but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not reflect Inergy Propane’s monetary exposure to market or credit risks.

Fair Value of Derivative Instruments

The following tables detail the amount and location on Inergy Propane’s consolidated balance sheets and consolidated statements of operations related to all of its commodity derivatives (in millions):

	Amount of Gain (Loss) Recognized in Net Income from Derivatives		Amount of Gain (Loss) Recognized in Net Income on Item Being Hedged
	Year Ended September 30,		Year Ended September 30,
	2011	2010	2011	2010
Derivatives in fair value hedging relationships:
Commodity (a)	$8.3	$(3.0)	$(6.5)	$3.4

	Amount of Gain (Loss) Recognized in OCI on Effective Portion of Derivatives		Amount of Gain (Loss) Reclassified from OCI to Net Income		Amount of Gain (Loss) Recognized in Net Income on Ineffective Portion of Derivatives & Amount Excluded from Testing
	Year Ended September 30,		Year Ended September 30,		Year Ended September 30,
	2011	2010	2011	2010	2011	2010
Derivatives in cash flow hedging relationships:
Commodity (b)	$(6.3)	$5.2	$5.0	$11.8	$—	$—

	Amount of Gain (Loss) Recognized in Net Income from Derivatives
	Year Ended September 30,
	2011	2010
Derivatives not designated as hedging instruments:
Commodity (c)	$11.1	$17.7

(a)	The gain (loss) on both the derivative and the item being hedged are located in cost of product sold in the consolidated statements of operations.
(b)	The gain (loss) on the amount reclassified from OCI into income, the ineffective portion and the amount excluded from effectiveness testing are included in cost of product sold.
(c)	The gain (loss) is recognized in cost of product sold.

All contracts subject to price risk had a maturity of twenty-two months or less; however, the majority of contracts expire within twelve months.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Credit Risk

Inherent in Inergy Propane’s contractual portfolio are certain credit risks. Credit risk is the risk of loss from nonperformance by suppliers, customers or financial counterparties to a contract. Inergy Propane takes an active role in managing credit risk and has established control procedures, which are reviewed on an ongoing basis. Inergy Propane attempts to minimize credit risk exposure through credit policies and periodic monitoring procedures as well as through customer deposits, letters of credit and entering into netting agreements that allow for offsetting counterparty receivable and payable balances for certain financial transactions, as deemed appropriate. The counterparties associated with assets from price risk management activities as of September 30, 2011 and 2010, were energy marketers and propane retailers, resellers and dealers.

Certain of Inergy Propane’s derivative instruments have credit limits that require Inergy Propane to post collateral. The amount of collateral required to be posted is a function of the net liability position of the derivative as well as Inergy Propane’s established credit limit with the respective counterparty. If Inergy Propane’s credit rating were to change, the counterparties could require Inergy Propane to post additional collateral. The amount of additional collateral that would be required to be posted would vary depending on the extent of change in Inergy Propane’s credit rating as well as the requirements of the individual counterparty. The aggregate fair value of all commodity derivative instruments with credit-risk-related contingent features that are in a liability position on September 30, 2011, is $6.7 million for which Inergy Propane has posted no collateral and $0.4 million of NYMEX margin deposit in the normal course of business. Inergy Propane has received collateral of $0.5 million in the normal course of business. All collateral amounts have been netted against the asset or liability with the respective counterparty.

Note 6. Fair Value Measurements

FASB Accounting Standards Codification Subtopic 820-10 (“ASC 820-10”) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy are as follows:

•

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and US government treasury securities.

•

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over the counter (“OTC”) forwards, options and physical exchanges.

•

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

As of September 30, 2011, Inergy Propane held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These included Inergy Propane’s derivative instruments related to propane, heating oil, crude oil, natural gas liquids and interest rates as well as the portion of inventory that is hedged in a qualifying fair value hedge. Inergy Propane’s derivative instruments consist of forwards, swaps, futures, physical exchanges and options.

Certain of Inergy Propane’s derivative instruments are traded on the NYMEX. These instruments have been categorized as level 1.

Inergy Propane’s derivative instruments also include OTC contracts, which are not traded on a public exchange. The fair values of these derivative instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. These instruments have been categorized as level 2.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Inergy Propane’s inventory that is the hedged item in a qualifying fair value hedge is valued based on prices quoted from observable sources and verified with broker quotes. This inventory has been categorized as level 2.

Inergy Propane’s OTC options are valued based on an internal option model. The inputs utilized in the model are based on publicly available information as well as broker quotes. These options have been categorized as level 3.

The assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Inergy Propane’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The following table sets forth by level within the fair value hierarchy Inergy Propane’s assets and liabilities that were accounted for at fair value on a recurring basis at September 30, 2011 and 2010, (in millions):

	September 30, 2011
	Fair Value of Derivatives
	Level 1	Level 2	Level 3	Total	Designated as Hedges	Not Designated as Hedges	Netting Agreements(a)	Total
Assets
Assets from price risk management	$1.2	$23.4	$4.0	$28.6	$8.8	$19.8	$(11.5)	$17.1
Inventory	—	147.7	—	147.7	—	—	—	147.7

Total assets at fair value	$1.2	$171.1	$4.0	$176.3	$8.8	$19.8	$(11.5)	$164.8

Liabilities
Liabilities from price risk management	$0.9	$15.4	$2.7	$19.0	$5.4	$13.6	$—	$19.0

	September 30, 2010
	Fair Value of Derivatives
	Level 1	Level 2	Level 3	Total	Designated as Hedges	Not Designated as Hedges	Netting Agreements(a)	Total
Assets
Assets from price risk management	$0.6	$26.6	$1.5	$28.7	$6.6	$22.1	$(6.2)	$22.5
Inventory	—	82.6	—	82.6	—	—	—	82.6

Total assets at fair value	$0.6	$109.2	$1.5	$111.3	$6.6	$22.1	$(6.2)	$105.1

Liabilities
Liabilities from price risk management	$0.7	$16.7	$1.9	$19.3	$6.9	$12.4	$5.0	$24.3

(a)

Amounts represent the impact of legally enforceable master netting agreements that allow Inergy Propane to settle positive and negative positions as well as cash collateral held or placed with the same counterparties.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period, ASC 820-10 requires a reconciliation of the beginning and ending balances, separated for each major category of assets. The reconciliation is as follows (in millions):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Year Ended September 30, 2011
Beginning balance	$(0.4)
Beginning balance recognized during the period	0.5
Change in value of contracts executed during the period	1.2

Ending balance	$1.3

Note 7. Long-Term Debt

Notes Payable and Other Obligations

Inergy Propane has non-interest bearing obligations due under noncompetition agreements and other note payable agreements consisting of agreements between Inergy Propane and the sellers of retail propane companies acquired from fiscal years 2003 through 2011, with payments due through 2020 and imputed interest ranging from 5.19% to 9.50%. Non-interest bearing obligations consist of $21.8 million and $27.0 million in total payments due under agreements, less unamortized discount based on imputed interest of $4.1 million and $5.1 million at September 30, 2011 and 2010, respectively.

The aggregate amounts of principal to be paid on the outstanding notes payable during the next five years ending September 30 and thereafter are as follows (in millions):

Notes Payable
2012	$4.2
2013	3.4
2014	2.7
2015	2.2
2016	1.4
Thereafter	3.8

Total	$17.7

Accrued interest related to these notes payable, classified in accrued expense on Inergy Propane’s consolidated balance sheets, at September 30, 2011 and 2010, was $1.0 million.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Inergy, L.P. Long-Term Debt

Inergy Propane is dependent on Inergy for any financing required in excess of the cash generated by its operations. As of September 30, 2011 and 2010 Inergy had outstanding debt balances of $1,835.3 million and $1,668.9 million, respectively. Obligations under Inergy’s outstanding senior notes are fully, unconditionally, jointly and severally guaranteed by Inergy Propane and Inergy’s other wholly owned domestic subsidiaries. Obligations under Inergy’s credit agreement and Inergy Holdings, L.P.’s (“Holdings”) term loan are secured by liens and mortgages on Inergy Propane’s fee-owned real and personal property, except real property located in New York. However, such balances are not reflected on Inergy Propane’s consolidated financial statements. Inergy’s interest expense was $113.5 million, $91.5 million and $70.5 million for the years ended September 30, 2011, 2010 and 2009, which was also funded in part by distributions from Inergy Propane. None of the interest related to debt in which Inergy Propane was not the legal obligor is recorded in the financial statements of Inergy Propane. Inergy’s credit agreement and senior notes, and Holdings’ term loan, consisted of the following at September 30, 2011 and 2010, respectively (in millions):

	September 30,
	2011	2010
Credit agreement:
Revolving loan facility	$81.2	$—
Term loan facility	300.0	—
Senior unsecured notes	1,445.1	1,650.0
Fair value hedge adjustment on senior unsecured notes	0.5	—
Bond/swap premium	13.8	10.4
Bond discount	(5.3)	(16.0)
Holdings term loan	—	24.5

Total debt	1,835.3	1,668.9
Less: current portion	3.2	—

Total long-term debt	$1,832.1	$1,668.9

Credit Agreement

On November 24, 2009, Inergy entered into a secured credit facility (“Credit Agreement”) which provided borrowing capacity of up to $525 million in the form of a $450 million revolving general partnership credit facility (“General Partnership Facility”) and a $75 million working capital credit facility (“Working Capital Facility”). This facility was to mature on November 22, 2013. Borrowings under these secured facilities are available for working capital needs, future acquisitions, capital expenditures and other general partnership purposes, including the refinancing of existing indebtedness under the former credit facility.

On February 2, 2011, Inergy amended and restated the Credit Agreement to add a $300 million term loan facility (the “Term Loan Facility”). The term loan matures on February 2, 2015, and bears interest, at Inergy’s option, subject to certain limitations, at a rate equal to the following:

•

the Alternate Base Rate, which is defined as the higher of (i) the federal funds rate plus 0.50%; (ii) JP Morgan’s prime rate; or (iii) the Adjusted LIBO Rate plus 1%; plus a margin varying from 1.00% to 2.25%; or

•	the Adjusted LIBO Rate, which is defined as the LIBO Rate plus a margin varying from 2.00% to 3.25%.

On July 28, 2011, Inergy further amended its amended and restated Credit Agreement to (i) raise the aggregate revolving commitment from $525 million to $700 million (“Revolving Loan Facility”) with the amount existing as a singular tranche, (ii) reduce the applicable rate on revolving loans and commitment fees, (iii) modify and refresh certain covenants and covenant baskets, and (iv) extend the maturity date from November 22, 2013 to July 28, 2016.

In April 2012, Inergy further amended its amended and restated Credit Agreement to reduce the aggregate revolving commitment from $700 million to $550 million and modify certain definitions and covenants.

The Credit Agreement contains various affirmative and negative covenants and default provisions, as well as requirements with respect to the maintenance of specified financial ratios and limitations on making investments, permitting liens and entering into other debt obligations. All borrowings under the Revolving Loan Facility bear interest, at Inergy’s option, subject to certain limitations, at a rate equal to the following:

•

the Alternate Base Rate, which is defined as the higher of (i) the federal funds rate plus 0.50%; (ii) JP Morgan’s prime rate; or (iii) the Adjusted LIBO Rate plus 1%; plus a margin varying from 0.75% to 2.00%; or

•	the Adjusted LIBO Rate, which is defined as the LIBO Rate plus a margin varying from 1.75% to 3.00%.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

At September 30, 2011, the balance outstanding under the Credit Agreement was $381.2 million, of which $300.0 million was borrowed under the Term Loan Facility and $81.2 million under the Revolving Loan Facility. At September 30, 2010, there was no balance outstanding under the Credit Agreement. The interest rates of the Revolving Loan Facility are based on prime rate and LIBOR plus the applicable spreads, resulting in interest rates which were between 2.73% and 4.75% at September 30, 2011. The interest rate on the Term Loan Facility is based on LIBOR plus the applicable spread, resulting in an interest rate that was 3.23% at September 30, 2011. Availability under the Credit Agreement amounted to $575.3 million and $505.3 million at September 30, 2011 and 2010, respectively. Outstanding standby letters of credit under the Credit Agreement amounted to $43.5 million and $19.7 million at September 30, 2011 and 2010, respectively.

During each fiscal year beginning October 1, the outstanding balance of the Working Capital Facility must be reduced to $10.0 million or less for a minimum of 30 consecutive days during the period commencing March 1 and ending September 30 of each calendar year. This requirement was removed in the July 28, 2011 amendment with the Revolving Loan Facility now existing as a singular tranche facility.

At September 30, 2011, Inergy was in compliance with the debt covenants in the Credit Agreement and senior unsecured notes.

Senior Unsecured Notes

2014 Senior Notes

In February and March 2011, $394.5 million in aggregate principal of the 2014 Senior Notes were tendered and the remaining $30.5 million were redeemed. Subsequent to the aforementioned transactions, there was no balance remaining on the 2014 Senior Notes at September 30, 2011.

2016 Senior Notes

In February and March 2011, $370.0 million in aggregate principal of the 2016 Senior Notes were tendered and the remaining $30.0 million were redeemed. Subsequent to the aforementioned transactions, there was no balance remaining on the 2016 Senior Notes at September 30, 2011.

2015 Senior Notes

On February 2, 2009, Inergy and its wholly-owned subsidiary, Inergy Finance Corp, issued $225 million aggregate principal amount of 8.75% senior unsecured notes due 2015 (the “2015 Senior Notes”) under Rule 144A to eligible purchasers. The 8.75% notes mature on March 1, 2015, and were issued at 90.191% of the principle amount to yield 11%.

The 2015 Senior Notes contain covenants similar to the Credit Agreement. Inergy used the net proceeds of the offering to repay outstanding indebtedness under the General Partnership facility. The 2015 Senior Notes represent senior unsecured obligations of Inergy and rank pari passu in right of payment with all other present and future senior indebtedness of Inergy. The 2015 Senior Notes are fully, unconditionally, jointly and severally guaranteed by Inergy’s wholly-owned domestic subsidiaries.

On October 7, 2009, Inergy completed an offer to exchange its existing 8.75% 2015 Senior Notes for $225 million of 8.75% senior notes due 2015 (the “2015 Exchange Notes”) that are registered and do not carry transfer restrictions, registration rights and provisions for additional interest. The 2015 Exchange Notes did not provide Inergy with any additional proceeds and satisfied Inergy’s obligations under the registration rights agreement.

The 2015 Senior Notes are redeemable, at Inergy’s option, in whole or in part, at any time on or after March 1, 2013, in each case at the redemption prices described in the table below, together with any accrued and unpaid interest to the date of the redemption.

Year	Percentage
2013	104.375%
2014 and thereafter	100.000%

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

During the year ended September 30, 2011, $78.8 million in aggregate principal of these notes were redeemed utilizing the equity redemption feature of the indenture and an additional aggregate principal amount of $30.2 million was redeemed through tender and an additional aggregate principal amount of $21.0 million through purchases on the open markets.

2018 Senior Notes

On September 27, 2010, Inergy and its wholly-owned subsidiary, Inergy Finance Corp, issued $600 million aggregate principal amount of 7% senior unsecured notes due 2018 (the “2018 Senior Notes”) under Rule 144A to eligible purchasers. The 7% notes mature on October 1, 2018.

The 2018 Senior Notes contain covenants similar to the senior unsecured notes due 2015. Inergy used the net proceeds of the offering to fund part of the consideration for the Tres Palacios acquisition. The 2018 Senior Notes represent senior unsecured obligations of Inergy and rank pari passu in right of payment with all other present and future senior indebtedness of Inergy. The 2018 Senior Notes are fully, unconditionally, jointly and severally guaranteed by Inergy’s wholly-owned domestic subsidiaries.

On June 2, 2011, Inergy completed an offer to exchange its existing 7% 2018 Senior Notes for $600 million of 7% senior notes due 2018 (the “2018 Exchange Notes”) that are registered and do not carry transfer restrictions, registration rights and provisions for additional interest. The 2018 Exchange Notes did not provide Inergy with any additional proceeds and satisfied Inergy’s obligations under the registration rights agreement.

The 2018 Senior Notes are redeemable, at Inergy’s option, in whole or in part, at any time on or after October 1, 2014, in each case at the redemption prices described in the table below, together with any accrued and unpaid interest to the date of the redemption.

Year	Percentage
2014	103.500%
2015	101.750%
2016 and thereafter	100.000%

2021 Senior Notes

On January 19, 2011, Inergy and its wholly-owned subsidiary, Inergy Finance Corp, issued $750 million aggregate principal amount of 6.875% senior unsecured notes due 2021 (the “2021 Senior Notes”) under Rule 144A to eligible purchasers. The 6.875% notes mature on August 1, 2021.

The 2021 Senior Notes contain covenants similar to the existing senior unsecured notes due 2015 and 2018. The 2021 Senior Notes represent senior unsecured obligations of Inergy and rank pari passu in right of payment with all other present and future senior indebtedness of Inergy. The 2021 Senior Notes are fully, unconditionally, jointly and severally guaranteed by Inergy’s wholly-owned domestic subsidiaries.

On September 28, 2011, Inergy completed an offer to exchange its existing 6.875% 2021 Senior Notes for $750 million of 6.875% senior notes due 2021 (the “2021 Exchange Notes”) that are registered and do not carry transfer restrictions, registration rights and provisions for additional interest. The 2021 Exchange Notes did not provide Inergy with any additional proceeds and satisfied Inergy’s obligations under the registration rights agreement.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The 2021 Senior Notes are redeemable, at Inergy’s option, in whole or in part, at any time on or after August 1, 2016, in each case at the redemption prices described in the table below, together with any accrued and unpaid interest to the date of the redemption.

Year	Percentage
2016	103.438%
2017	102.292%
2018	101.146%
2019 and thereafter	100.000%

Inergy used the net proceeds from the 2021 Senior Notes and the Term Loan Facility to: (1) fund its partial redemption of its 2015 Senior Notes; (2) fund its tender offers for portions of its 2014 Senior Notes, 2015 Senior Notes and 2016 Senior Notes; and (3) redeem all 2014 Senior Notes and 2016 Senior Notes not acquired in the tender offers related to such notes. The remaining net proceeds were used to repay outstanding borrowings under the General Partnership Facility and the Working Capital Facility and to provide additional working capital for general partnership purposes.

The indentures governing our senior notes restrict our ability to pay cash distributions. Before Inergy can pay a distribution to its unitholders, they must demonstrate that the fixed charge coverage ratio (as defined in the senior notes indentures) is at least 1.75 to 1.0. Inergy has met this coverage ratio every quarter.

Interest Rate Swaps

During fiscal year 2011, Inergy entered into eleven interest rate swaps, one of which is scheduled to mature in 2015 (notional amount of $25 million) and the remaining ten are scheduled to mature in 2018 (aggregate notional amount of $250 million). These swap agreements, which expire on the same date as the maturity date of the related senior unsecured notes and contain call provisions consistent with the underlying senior unsecured notes, require the counterparty to pay Inergy an amount based on the stated fixed interest rate due every six months. In exchange, Inergy is required to make semi-annual floating interest rate payments on the same dates to the counterparty based on an annual interest rate equal to the six-month LIBOR interest rate plus a spread of 6.705% on the swap maturing in 2015 and 3.25% to 3.46% on the swaps maturing in 2018 applied to the same aggregate notional amount of $275 million. Inergy has accounted for these swap agreements as fair value hedges. Amounts to be received or paid under the agreements are accrued and recognized over the life of the agreements as an adjustment to interest expense.

In August 2011, Inergy’s ten interest rate swaps maturing in 2018 were terminated, and Inergy received approximately $14.3 million in proceeds. These swaps had an aggregate notional amount of $250 million.

In addition, during fiscal year 2011, Inergy entered into six interest rate swap agreements scheduled to mature in 2015. These swap agreements, which expire on the same date as the maturity date of the related Term Loan Facility require Inergy to pay the counterparty an amount based on fixed rates from 0.84% to 2.43% due quarterly. In exchange, the counterparty is required to make quarterly floating interest rate payments on the same date to Inergy based on the three-month LIBOR applied to the same aggregate notional amount of $225 million. Inergy has accounted for these swap agreements as cash flow hedges.

Holdings Term Loan

Prior to the completion of a simplification transaction between Inergy and its parent, Inergy Holdings, L.P. (“Holdings”), Holdings had a balance of $24.5 million on its term loan facility and no balance on its revolving bank facility. In conjunction with the simplification transaction, the above described debt balances were paid off in full and these facilities were terminated.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The aggregate amounts of principal to be paid on Inergy’s credit agreement and senior notes during the next five years ending September 30 and thereafter are as follows (in millions):

Long-Term Debt
2012	$3.2
2013	—
2014	—
2015	395.0
2016	78.0
Thereafter	1,359.1

Total debt	$1,835.3

Accrued interest related to the above debt, classified in accrued expense on Inergy’s consolidated balance sheets, at September 30, 2011 and 2010, was $31.5 million and $14.1 million, respectively.

Note 8. Leases

Inergy Propane has certain noncancelable operating leases, mainly for office space and vehicles, the majority of which expire at various times over the next ten years. Certain of these leases contain terms that provide that the rental payment be indexed to published information.

Future minimum lease payments under noncancelable operating leases for the next five years ending September 30 and thereafter consist of the following (in millions):

Year Ending September 30,
2012	$12.0
2013	10.2
2014	8.5
2015	5.7
2016	2.4
Thereafter	4.0

Total minimum lease payments	$42.8

Rent expense for operating leases for the years ended September 30, 2011, 2010 and 2009, totaled $15.9 million, $14.8 million and $11.6 million, respectively.

Note 9. Share Based Compensation

Long-Term Incentive Plan

Inergy’s general partner sponsors the long-term incentive plan for its employees, consultants and directors and the employees of its affiliates that perform services for Inergy. As discussed in Note 2, certain Inergy Propane employees are eligible to participate in the long-term incentive plan and stock based compensation expense associated with these employees is included in the Inergy Propane financial statements. Also as noted in Note 2, costs of providing administrative services to Inergy’s subsidiaries are allocated to those subsidiaries. Therefore, Inergy’s share based compensation costs may not be reflective of Inergy Propane’s share based compensation costs. The following information describes the Inergy plan in full detail and includes awards for Inergy Propane’s employees.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The long-term incentive plan currently permits the grant of awards covering an aggregate of 11,914,786 common units, which can be granted in the form of unit options, phantom units and/or restricted units. With the exception of 56,000 unit options (exercise prices from $1.92 to $5.34) granted to non-executive employees in exchange for option grants made by the predecessor in fiscal 1999, all of which have been grandfathered into the long-term incentive plan and are presented as grants in the table below, all units granted under the plan will vest in accordance with the Unit Option Agreements, which typically provide that unit options begin vesting five years from the anniversary date of the applicable grant date. Shares issued as a result of unit option exercises are newly issued shares.

Restricted Units

A restricted unit is a common unit that participates in distributions and vests over a period of time yet during such time is subject to forfeiture. The compensation committee may make grants of restricted units to employees, directors and consultants containing such terms as the compensation committee determines. The compensation committee will determine the period over which restricted units granted to participants will vest. The compensation committee, in its discretion, may base its determination upon the achievement of specified financial objectives or other events. In addition, the restricted units will vest upon a change in control of the general partner of Inergy. If a grantee’s employment, consulting arrangement or membership on the board of directors terminates for any reason, the grantee’s restricted units will be automatically forfeited unless, and to the extent, the compensation committee or the terms of the award agreement provide otherwise.

Inergy intends the restricted units to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, plan participants will not pay any consideration for the common units they receive, and Inergy will receive no cash remuneration for the units.

Inergy granted 474,468, 299,983 and 326,910 restricted units during the years ended September 30, 2011, 2010 and 2009, respectively. Prior to the merger, Holdings granted 412,873 and 7,401 restricted units, reflective of the conversion to 0.77 Inergy common units, during the years ended September 30, 2010 and 2009, respectively. Some of the restricted units are 100% vested on the fifth anniversary of the grant date, subject to the provisions as outlined in the restricted unit award agreement. Some of the restricted units vest 25% after the third year, 25% after the fourth year and 50% after the fifth year. Some of these units are subject to the achievement of certain specified performance objectives and failure to meet the performance objectives will result in forfeiture and cancellation of the restricted units. Inergy recognizes expense on these units each quarter by multiplying the closing price of Inergy’s common units on the date of grant by the number of units granted, and expensing that amount over the vesting period.

A summary of Inergy’s weighted-average grant date fair value for restricted units for the year ended September 30, 2011, is as follows:

	Weighted-Average Grant Date Fair Value	Number of Units
Non-vested at October 1, 2010	$31.97	1,423,073
Granted during the period ended September 30, 2011	$39.02	474,468
Vested during the period ended September 30, 2011	$26.63	43,996
Forfeited during the period ended September 30, 2011	$33.01	71,150

Non-vested at September 30, 2011	$33.94	1,782,395

The weighted-average grant date fair value of restricted units granted and vested during the year ended September 30, 2010, amounted to $36.08 and $27.50, respectively. The weighted-average grant date fair value of restricted units granted and vested during the year ended September 30, 2009, amounted to $19.45 and $16.50, respectively. The fair value of restricted units vested during the years ended September 30, 2011, 2010 and 2009, was $1.5 million, $0.4 million and $2.0 million, respectively.

Unit Options

Unit options issued under the long-term incentive plan have an exercise price equal to the fair market value of the units on the date of the grant. In general, unit options will expire after ten years and are subject to vesting periods as outlined in the unit option agreement. In addition, most unit option grants made under the plan provide that the unit options will become exercisable upon a change of control of the general partner or Inergy.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

A summary of Inergy’s unit option activity for the years ended September 30, 2011, 2010 and 2009, is as follows:

	Range of Exercise Prices	Weighted- Average Exercise Price	Number of Units
Outstanding at September 30, 2008	$9.74-$31.32	$12.42	1,735,322
Granted	—	—	—
Exercised	$9.74-$16.90	$11.72	147,063
Canceled	$9.74-$31.31	$13.35	64,483

Outstanding at September 30, 2009	$9.74-$31.32	$12.44	1,523,776
Granted	—	—	—
Exercised	$9.74-$28.95	$12.02	749,244
Canceled	$9.74-$30.96	$13.85	25,790

Outstanding at September 30, 2010	$9.74-$31.32	$12.84	748,742
Granted	—	—	—
Exercised	$9.74-$28.60	$11.08	455,809
Canceled	—	—	—

Outstanding at September 30, 2011	$9.74-$31.32	$15.59	292,933

Exercisable at September 30, 2011	$9.74-$31.32	$15.29	253,953

Information regarding options outstanding and exercisable as of September 30, 2011, is as follows:

	Outstanding			Exercisable
Range of Exercise Prices	Options Outstanding	Weighted- Average Remaining Contracted Life (years)	Weighted- Average Exercise Price	Options Exercisable	Weighted- Average Exercise Price
$9.74- $31.32	292,933	4.3	$15.59	253,953	$15.29

The weighted-average remaining contract life for options outstanding and exercisable at September 30, 2011, was approximately four years. The fair value of each option grant was estimated as of the grant date using the Black-Scholes option pricing model. Expected volatility was based on a combination of historical and implied volatilities of Inergy’s stock over a period at least as long as the options’ expected term. The expected life represents the period of time that the options granted are expected to be outstanding. The risk-free rate is based on the applicable U.S. Treasury yield curve in effect at the time of the grant of the share options.

The aggregate intrinsic values of options outstanding and exercisable at September 30, 2011, were $2.9 million and $2.7 million, respectively. The aggregate intrinsic value of unit options exercised during the year ended September 30, 2011, was $12.9 million. Aggregate intrinsic value represents the positive difference between Inergy’s closing stock price on the last trading day of the fiscal period, which was $25.02 on September 30, 2011, and the exercise price multiplied by the number of options outstanding.

As of September 30, 2011, there was $47.8 million of total unrecognized compensation cost related to unvested share-based compensation awards granted to employees under the restricted stock and unit option plans. That cost is expected to be recognized over a five-year period.

Note 10. Employee Benefit Plans

A 401(k) plan is available to all of Inergy Propane’s employees after meeting certain requirements. The plan permits employees to make contributions up to 75% of their salary, up to statutory limits, which was $16,500 in 2011. The plan provides for matching contributions by Inergy for employees completing one year of service of at least 1,000 hours.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Aggregate matching contributions made by Inergy through Inergy Propane were $2.0 million, $2.2 million and $2.0 million in fiscal 2011, 2010 and 2009, respectively.

Of Inergy Propane’s 2,801 employees, 4% are subject to collective bargaining agreements. For the years ended September 30, 2011, 2010 and 2009, Inergy Propane made contributions on behalf of its union employees to union sponsored defined benefit plans of $3.2 million, $2.8 million and $2.9 million, respectively. US Salt employees are not Inergy Propane employees during these years.

Note 11. Commitments and Contingencies

Inergy Propane periodically enters into agreements with suppliers to purchase fixed quantities of propane, distillates, natural gas and liquids at fixed prices. At September 30, 2011, the total of these firm purchase commitments was $336.2 million of which $331.1 million will occur over the course of the next twelve months with the balance of $5.1 million occurring over the following twelve months. Inergy Propane also enters into non-binding agreements with suppliers to purchase quantities of propane, distillates, natural gas and liquids at variable prices at future dates at the then prevailing market prices.

Inergy Propane is periodically involved in litigation proceedings. The results of litigation proceedings cannot be predicted with certainty; however, management believes that Inergy Propane does not have material potential liability in connection with these proceedings that would have a significant financial impact on its consolidated financial condition, results of operations or cash flows.

Inergy Propane utilizes third-party insurance subject to varying retention levels of self-insurance, which management considers prudent. Such self-insurance relates to losses and liabilities primarily associated with medical claims, workers’ compensation claims and general, product, vehicle and environmental liability. Losses are accrued based upon management’s estimates of the aggregate liability for claims incurred using certain assumptions followed in the insurance industry and based on past experience. The primary assumption utilized is actuarially determined loss development factors. The loss development factors are based primarily on historical data. Inergy Propane’s self insurance reserves could be affected if future claims development differs from the historical trends. Inergy Propane believes changes in health care costs, trends in health care claims of its employee base, accident frequency and severity and other factors could materially affect the estimate for these liabilities. Inergy Propane continually monitors changes in employee demographics, incident and claim type and evaluates its insurance accruals and adjusts its accruals based on its evaluation of these qualitative data points. At September 30, 2011 and 2010, Inergy Propane’s self-insurance reserves were $20.6 million and $19.3 million, respectively. Inergy Propane estimates that $14.1 million of this balance will be paid subsequent to September 30, 2012. As such, $14.1 million has been classified in other long-term liabilities on the consolidated balance sheets.

Note 12. Related Party Transactions

Transactions with Inergy Midstream, L.P.

Inergy Midstream, LLC was formed in September 2004 by Inergy to acquire, develop, own and operate midstream energy assets. In connection with its initial public offering (“IPO”) of common units representing limited partnership interests, Inergy Midstream, LLC converted into a Delaware limited partnership and changed its name to Inergy Midstream, L.P. (“Inergy Midstream”). Inergy Midstream’s IPO closed on December 21, 2011. Upon completion of the offering, the public owned common units representing an approximate 24.8% limited partnership interest and Inergy owned common units representing an approximate 75.2% limited partnership interest in Inergy Midstream. Inergy Propane has historically provided Inergy Midstream with funding to support acquisitions, capital expansion and working capital needs. The amounts provided by Inergy Propane to Inergy Midstream to finance Inergy Midstream’s acquisitions are considered to be a distribution to Inergy. Amounts financed to support capital expansion and working capital needs, net of what Inergy Midstream has provided to Inergy Propane, are considered to be loans and are classified as a receivable at cost from Inergy Midstream on the consolidated financial statements of Inergy Propane.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Interest is charged on the related party loan balances during the period of construction of Inergy Midstream’s expansion projects.

Transactions with Inergy, L.P. and its Wholly Owned Subsidiaries

See “Note 7 – Long Term Debt” for additional information regarding certain related party financing arrangements.

Inergy Propane has historically operated as the treasury function for the group and has provided Inergy and its wholly owned subsidiaries (US Salt, LLC and Tres Palacios Gas Storage LLC) with funding to support distributions to Inergy shareholders, capital expansion, working capital needs and debt service. Inergy has historically contributed all of its cash generated from financing transactions to Inergy Propane. US Salt, LLC and Tres Palacios Gas Storage LLC have historically provided all of their cash generated by operations to Inergy Propane. Payments made and received by Inergy Propane from these related parties are considered to be permanent distributions or contributions between Inergy Propane and Inergy and are accordingly classified in member’s equity at cost on the consolidated financial statements of Inergy Propane.

Related Party Charges

Inergy Propane incurs a variety of charges related to administrative services provided to Inergy, L.P. and its subsidiaries including Inergy Midstream, US Salt, LLC and Tres Palacios Gas Storage LLC. Inergy Propane charged Inergy Midstream, Tres Palacios Gas Storage, LLC and US Salt, LLC at cost and in the amounts of $24.9 million, $13.3 million and $9.0 million for the years ended September 30, 2011, 2010 and 2009, respectively, for these services. The increase in the fiscal 2011 amount resulted from transaction costs related to acquisitions that were not associated with Inergy Propane’s operations. These amounts are reflected in the consolidated financial statements of Inergy Propane as a reduction of the related expenses. Management believes the intercompany charges were made on a reasonable basis. Due to the nature of these intercompany charges, it is not practicable to estimate what Inergy Propane’s costs would have been on a stand-alone basis. Accordingly, the accompanying financial statements may not necessarily be indicative of the conditions that would have existed, or the results of operations that would have occurred, if Inergy Propane had operated as a stand-alone entity.

Inergy Propane recorded cost of goods sold related to transactions with Inergy Midstream of $4.0 million, $0.5 million and $0.1 million for the fiscal years ended September 30, 2011, 2010 and 2009, respectively. The cost related to storage space leased from Inergy Midstream’s Bath storage facility. These costs decreased Inergy Propane’s net income by $4.0 million, $0.5 million and $0.1 million for the fiscal years ended September 30, 2011, 2010 and 2009, respectively.

Inergy charges interest on borrowings made by Inergy Propane to fund capital improvement projects. The borrowing is forgiven upon the completion of the project and accounted for as an equity contribution.

Note 13. Subsequent Events

Inergy Propane has identified subsequent events requiring disclosure through April 13, 2012, the date that these financial statements were available to be issued.

On December 21, 2011, in connection with the Inergy Midstream IPO, at the direction of Inergy, Inergy Propane forgave the note receivable from Inergy Midstream which was treated as a capital distribution to Inergy by Inergy Propane.

On January 13, 2012, Inergy Propane completed the acquisition of substantially all the assets of Baker-Doucette, Inc. (d/b/a Woodstock Oil Company) and Rising Moon, LLC (d/b/a Woodstock Propane Company) (“Woodstock”), located in Bryant Pond, Maine.

On February 13, 2012, Inergy Propane completed the acquisition of all operating assets at the Aztec, New Mexico location of Alliance Propane, LLC (d/b/a Mesa Propane).

On February 14, 2012, Inergy Propane distributed approximately $89 million to Inergy for a dividend distribution to Inergy unitholders.

Inergy Propane, LLC and Subsidiaries

Consolidated Balance Sheets

(in millions)

	March 31,	September 30,
	2012	2011
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$11.8	$8.7
Accounts receivable, less allowance for doubtful accounts of $2.0 million and $2.5 million at March 31, 2012 and September 30, 2011, respectively	161.2	146.9
Inventories (Note 4)	88.3	207.4
Assets from price risk management activities	14.1	17.1
Prepaid expenses and other current assets	10.0	10.7

Total current assets	285.4	390.8

Property, plant and equipment (Note 4)	1,100.3	1,083.7
Less: accumulated depreciation	442.1	405.1

Property, plant and equipment, net	658.2	678.6

Intangible assets (Note 4):
Customer accounts	377.5	373.9
Other intangible assets	109.4	106.9

	486.9	480.8
Less: accumulated amortization	180.3	164.6

Intangible assets, net	306.6	316.2

Receivable from Inergy Midstream, L.P. (Note 9)	0.3	84.9
Goodwill	336.5	336.1
Other assets	2.0	1.7

Total assets	$1,589.0	$1,808.3

Liabilities and member’s equity
Current liabilities:
Accounts payable	$114.1	$136.1
Accrued expenses	28.8	30.8
Customer deposits	26.8	52.0
Liabilities from price risk management activities	5.1	19.0
Current portion of long-term debt (Note 7)	4.2	4.2

Total current liabilities	179.0	242.1

Long-term debt, less current portion (Note 7)	12.5	13.5
Other long-term liabilities	14.1	14.1

Member’s equity	1,383.4	1,538.6

Total liabilities and member’s equity	$1,589.0	$1,808.3

The accompanying notes are an integral part of these consolidated financial statements.

Inergy Propane, LLC and Subsidiaries

Consolidated Statements of Operations

(in millions)

(unaudited)

	Six Months Ended March 31,
	2012	2011
Revenue:
Propane	$928.6	$967.5
Other	291.7	248.1

	1,220.3	1,215.6

Cost of product sold (excluding depreciation and amortization as shown below):
Propane	703.0	655.5
Other	227.1	186.1

	930.1	841.6

Expenses:
Operating and administrative	146.4	143.2
Depreciation and amortization	57.4	58.7
Loss on disposal of assets	3.6	4.3

Operating income	82.8	167.8
Other income (expense):
Interest expense, net	(0.6)	(0.8)
Other income	1.4	0.1

Income before income taxes	83.6	167.1
Provision for income taxes	—	0.2

Net income	$83.6	$166.9

The accompanying notes are an integral part of these consolidated financial statements.

Inergy Propane, LLC and Subsidiaries

Consolidated Statements of Member’s Equity

(in millions)

(unaudited)

Member’s Equity
Balance at September 30, 2011	$1,538.6
Proceeds from Inergy, L.P. financing transactions	1,039.4
Distributions to Inergy, L.P.	(1,283.6)
Unit-based compensation charges	4.1
Comprehensive income:
Net income	83.6
Change in unrealized fair value on cash flow hedges	1.3

Comprehensive income	84.9

Balance at March 31, 2012	$1,383.4

The accompanying notes are an integral part of these consolidated financial statements.

Inergy Propane, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(in millions)

(unaudited)

	Six Months Ended March 31,
	2012	2011
Operating activities
Net income	$83.6	$166.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	41.4	42.1
Amortization	16.0	16.6
Unit-based compensation charges	4.1	1.7
Provision for doubtful accounts	0.5	0.2
Loss on disposal of assets	3.6	4.4
Charges to related parties	(6.5)	(16.8)
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(9.7)	(80.4)
Inventories	119.3	72.3
Prepaid expenses and other current assets	1.7	(0.1)
Other liabilities	(23.7)	(11.9)
Accounts payable and accrued expenses	(24.2)	(5.7)
Customer deposits	(25.2)	(38.7)
Net liabilities from price risk management activities	(9.5)	(2.6)

Net cash provided by operating activities	171.4	148.0

Investing activities
Acquisitions, net of cash acquired	(23.0)	(35.0)
Purchases of property, plant and equipment	(15.8)	(11.8)
Proceeds from sale of assets	3.7	4.2

Net cash used in investing activities	(35.1)	(42.6)

The accompanying notes are an integral part of these consolidated financial statements.

Inergy Propane, LLC and Subsidiaries

Consolidated Statements of Cash Flows (continued)

(in millions)

(unaudited)

	Six Months Ended March 31,
	2012	2011
Financing activities
Contributions from Inergy, L.P.	$1,220.9	$1,699.9
Distributions to Inergy, L.P.	(1,335.0)	(1,946.3)
Principal payments on long term debt	(2.1)	(2.4)
Advances on loans to Inergy Midstream, L.P.	(33.6)	(29.0)
Proceeds on loans from Inergy Midstream, L.P.	16.6	44.1

Net cash used in financing activities	(133.2)	(233.7)

Net increase (decrease) in cash	3.1	(128.3)
Cash at beginning of period	8.7	145.2

Cash at end of period	$11.8	$16.9

Supplemental schedule of noncash investing and financing activities
Net change to property, plant and equipment through accounts payable and accrued expenses	$0.1	$0.3

Extinguishment of indebtedness owed by Inergy Midstream, L.P.	$125.0	$—

Acquisitions, net of cash acquired:
Current assets	$5.2	$—
Property, plant and equipment	12.4	21.7
Intangible assets	6.1	9.6
Goodwill	0.4	7.4
Other assets	0.1	—
Current liabilities	(0.1)	(2.7)
Debt	(1.1)	(1.0)

Total acquisitions, net of cash acquired	$23.0	$35.0

The accompanying notes are an integral part of these consolidated financial statements.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

Organization

Inergy Propane, LLC (“Inergy Propane”) is a Delaware organized LLC. Inergy Propane is a wholly owned subsidiary of Inergy, L.P. (“Inergy”).

Nature of Operations

Inergy Propane’s primary operations include propane sales to end users, the sale of propane-related appliances and service work for propane-related equipment, the sale of distillate products, wholesale distribution of propane, and marketing and price risk management services to other users, retailers and resellers of propane. In addition, Inergy Propane’s operations include fractionation of natural gas liquids, processing of natural gas and distribution of natural gas liquids.

Basis of Presentation

The financial information contained herein as of March 31, 2012, and for the six-month periods ended March 31, 2012 and 2011, is unaudited. Inergy Propane believes this information has been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Inergy Propane also believes this information includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for the periods then ended. The propane business is largely seasonal due to propane’s primary use as a heating source in residential and commercial buildings. Accordingly, the results of operations for the six-month period ended March 31, 2012, are not indicative of the results of operations that may be expected for the entire fiscal year.

The accompanying consolidated financial statements include the accounts of Inergy Propane, LLC and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Inergy Propane’s results of operations reflect all costs of doing business, including expenses incurred on Inergy Propane’s behalf by Inergy. In addition, Inergy Propane may transact with Inergy’s other wholly owned subsidiaries, which include US Salt, LLC and Tres Palacios Gas Storage LLC, and Inergy’s majority owned subsidiary, Inergy Midstream, L.P. (see Note 9 – Related Party Transactions).

Note 2. Summary of Significant Accounting Policies

Financial Instruments and Price Risk Management

Inergy Propane utilizes certain derivative financial instruments to (i) manage its exposure to commodity price risk, specifically, the related change in the fair value of inventories, as well as the variability of cash flows related to forecasted transactions; and (ii) ensure adequate physical supply of commodity will be available. Inergy Propane records all derivative instruments on the balance sheet as either assets or liabilities measured at fair value. Changes in the fair value of these derivative financial instruments are recorded either through current earnings or as other comprehensive income, depending on the type of transaction.

Inergy Propane is party to certain commodity derivative financial instruments that are designated as hedges of selected inventory positions, and qualify as fair value hedges. Inergy Propane’s overall objective for entering into fair value hedges is to manage its exposure to fluctuations in commodity prices and changes in the fair market value of its inventories. The commodity derivatives are recorded at fair value on the consolidated balance sheets as price risk management assets or liabilities and the related change in fair value is recorded to earnings in the current period as cost of product sold.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Any ineffective portion of the fair value hedges is recognized as cost of product sold in the current period. Inergy Propane recognized a net gain of $0.5 million and no net gain in the six months ended March 31, 2012 and 2011, respectively, related to the ineffective portion of its fair value hedging instruments. In addition, Inergy Propane recognized no gain or loss for the six months ended March 31, 2012 and 2011, related to the portion of fair value hedging instruments that it excluded from its assessment of hedge effectiveness.

Inergy Propane also enters into derivative financial instruments that qualify as cash flow hedges, which hedge the exposure of variability in expected future cash flows predominantly attributable to forecasted purchases to supply fixed price sale contracts. These derivatives are recorded on the balance sheet at fair value as price risk management assets or liabilities. The effective portion of the gain or loss on these cash flow hedges is recorded in other comprehensive income in partner’s capital and reclassified into earnings in the same period in which the hedge transaction affects earnings. In certain situations under the rules, the ineffective portion of the gain or loss is recognized as cost of product sold in the current period. Accumulated other comprehensive loss was $0.5 million and $1.8 million at March 31, 2012 and September 30, 2011, respectively. Approximately $0.5 million is expected to be reclassified to earnings from other comprehensive income over the next twelve months. Inergy Propane’s comprehensive income was $84.9 million and $165.2 million for the six months ended March 31, 2012 and 2011, respectively.

Inergy Propane’s policy is to offset fair value amounts of derivative instruments and cash collateral paid or received with the same counterparty under a master netting arrangement.

The cash flow impact of derivative financial instruments is reflected as cash flows from operating activities in the consolidated statements of cash flows.

Revenue Recognition

Sales of propane and other liquids are recognized at the time product is shipped or delivered to the customer depending on the sales terms. Gas processing and fractionation fees are recognized upon delivery of the product. Revenue from the sale of propane appliances and equipment is recognized at the time of delivery. Revenue from repairs and maintenance is recognized upon completion of the service.

Expense Classification

Cost of product sold consists of tangible products sold including all propane and other natural gas liquids and all propane related appliances. Operating and administrative expenses consist of all expenses incurred by Inergy Propane other than those described above in cost of product sold and depreciation and amortization. Certain of Inergy Propane’s operating and administrative expenses and depreciation and amortization are incurred in the distribution of the product sales but are not included in cost of product sold. These amounts were $73.6 million and $75.0 million for the six months ended March 31, 2012 and 2011, respectively.

Allocation of Expenses

Inergy Propane incurs a variety of charges related to administrative services provided to Inergy and its subsidiaries including Inergy Midstream, L.P., US Salt, LLC and Tres Palacios Gas Storage LLC. These amounts charged to related parties are reflected in the consolidated financial statements of Inergy Propane as a reduction of the related expenses. Management believes the charges were made on a reasonable basis. Additionally, Inergy Propane has historically operated as the treasury function for Inergy and its subsidiaries (Inergy Midstream, L.P., US Salt, LLC and Tres Palacios Gas Storage LLC) with funding to support distributions to Inergy shareholders, capital expansion, working capital needs and debt service. See Note 9 for disclosure of related party transactions.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Inventories

Inventories for retail operations, which mainly consist of propane gas and other liquids, are stated at the lower of cost or market and are computed using the average cost method. Substantially all wholesale propane and other liquids inventories are designated under a fair value hedge program and are consequently adjusted for market values. The remaining portion is stated at the lower of cost or market and is computed predominantly using the average cost method. Propane and other liquids inventories being hedged and adjusted for market value at March 31, 2012 and September 30, 2011, amount to $37.9 million and $147.7 million, respectively.

Shipping and Handling Costs

Shipping and handling costs are recorded as part of cost of product sold at the time product is shipped or delivered to the customer except as discussed in “Expense Classification”.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, as follows:

Years
Buildings, land and improvements	15–25
Office furniture and equipment	3–7
Vehicles	5–10
Tanks and plant equipment	5–30

Inergy Propane reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such events or changes in circumstances are present, a loss is recognized if the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Inergy Propane identified certain tanks in which the carrying amount exceeded the fair value due to Inergy Propane’s plan to sell the tanks. See Note 4 for a discussion of assets held for sale at March 31, 2012 and September 30, 2011.

Identifiable Intangible Assets

Inergy Propane has recorded certain identifiable intangible assets, including customer accounts, covenants not to compete and trademarks, which have all arisen from acquisitions. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer’s intent to do so.

Certain intangible assets are amortized on a straight-line basis over their estimated economic lives, as follows:

Years
Customer accounts	15–20
Covenants not to compete	2–10

Trademarks have been assigned an indefinite economic life and are not being amortized, but are subject to an annual impairment evaluation.

Goodwill

Goodwill is recognized for various acquisitions as the excess of the cost of the acquisitions over the fair value of the related net assets at the date of acquisition. Goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

In connection with the goodwill impairment evaluation, Inergy Propane identified three reporting units. The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of the evaluation on a specific identification basis. To the extent a reporting unit’s carrying value exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the second step of the impairment test must be performed. In the second step, the implied fair value of the goodwill is determined by allocating the fair value to all of its assets (recognized and unrecognized) and liabilities to its carrying amount.

Inergy Propane completed its annual impairment test for each of its reporting units and determined that no impairment existed as of September 30, 2011. No indicators of impairment were identified requiring an interim impairment test during the six-month period ended March 31, 2012.

Income Taxes

Inergy Propane is a single member owned limited liability company and is treated like a partnership for federal tax purposes. Partnerships are generally not subject to federal income tax. Inergy Sales and Service, Inc. (“Services”), a subsidiary of Inergy Propane, is incorporated as a taxable entity, and as such, federal and state income taxes are provided on the taxable income of Services. The earnings of Inergy Propane and its subsidiaries are included in the Federal and state income tax returns of Inergy’s partners. Furthermore, legislation in certain states allows for taxation of partnerships, and as such, certain state taxes for Inergy Propane have been included in the accompanying financial statements as income taxes due to the nature of the tax in those particular states. Inergy Propane is required to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using expected rates in effect for the year in which differences are expected to reverse.

Net earnings for financial statement purposes may differ significantly from taxable income reportable to members or partners as a result of differences between the tax basis and the financial reporting basis of assets and liabilities.

Sales Tax

Inergy Propane accounts for the collection and remittance of all taxes on a net tax basis. As a result, these amounts are not reflected in the consolidated statements of operations.

Asset Retirement Obligations

An asset retirement obligation (ARO) is an estimated liability for the cost to retire a tangible asset. The fair value of certain AROs could not be made as settlement dates (or range of dates) associated with these assets were not estimable.

Fair Value

Cash and cash equivalents, accounts receivable (net of reserve for doubtful accounts) and payables are carried at cost, which approximates fair value due to their liquid and short-term nature.

Assets and liabilities from price risk management are carried at fair value as discussed in Note 6. The estimated fair value of assets from price risk management activities amounted to $14.1 million and $17.1 million at March 31, 2012 and September 30, 2011, respectively. The liabilities from price risk management amounted to $5.1 million and $19.0 million at March 31, 2012 and September 30, 2011, respectively.

Accounting for Unit-Based Compensation

Inergy sponsors a unit-based employee compensation plan in which Inergy Propane’s employees participate. All share-based payments to Inergy Propane’s employees, including grants of employee stock options, are recognized in the income statement based on their fair values with an offsetting amount recorded as contributed capital from Inergy. Inergy Propane employees received unit-based compensation of $4.1 million and $1.7 million during the six months ended March 31, 2012 and 2011, respectively.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Recently Issued Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). Under ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under both options, an entity will be required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. Furthermore, regardless of the presentation methodology elected, the entity will be required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income. The amendments contained in ASU 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 is effective for Inergy Propane on October 1, 2012. Inergy Propane does not currently anticipate the adoption of ASU 2011-05 will impact comprehensive income, however it will require Inergy Propane to change its historical practice of showing these items within the Consolidated Statement of Member’s Equity.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which is included in the ASC Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and Level 2 fair value measurements. ASU 2010-06 also requires disclosure of activities, including purchases, sales, issuances and settlements within the Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. Inergy Propane has previously adopted the new disclosures for transfers in and out of level 1 and level 2. The new disclosures for level 3 were adopted on October 1, 2011, and are disclosed in Note 6.

Note 3. Acquisitions

On November 11, 2011, Inergy Propane completed the acquisition of substantially all the assets of Papco, LLC / South Jersey Terminal, LLC (“Papco”), located in Bridgeton, New Jersey.

On January 13, 2012, Inergy Propane completed the acquisition of substantially all the assets of Baker-Doucette, Inc. (d/b/a Woodstock Oil Company) and Rising Moon, LLC (d/b/a Woodstock Propane Company) (“Woodstock”), located in Bryant Pond, Maine.

On February 13, 2012, Inergy Propane completed the acquisition of all operating assets at the Aztec, New Mexico location of Alliance Propane, LLC (d/b/a Mesa Propane).

The above described acquisitions are not material to the financial statements.

The purchase price allocation for these acquisitions has been prepared on a preliminary basis pending final asset valuation and asset rationalization, and changes are expected when additional information becomes available.

Note 4. Certain Balance Sheet Information

Inventories consisted of the following at March 31, 2012 and September 30, 2011, respectively (in millions):

	March 31,	September 30,
	2012	2011
Propane gas and other liquids	$76.4	$194.9
Appliances, parts, supplies and other	11.9	12.5

Total inventory	$88.3	$207.4

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Property, plant and equipment consisted of the following at March 31, 2012 and September 30, 2011, respectively (in millions):

	March 31,	September 30,
	2012	2011
Tanks and plant equipment	$807.0	$809.9
Buildings, land and improvements	102.4	100.4
Vehicles	129.6	121.4
Construction in process	25.9	17.3
Office furniture and equipment	35.4	34.7

	1,100.3	1,083.7
Less: accumulated depreciation	442.1	405.1

Total property, plant and equipment, net	$658.2	$678.6

The tanks and plant equipment balances above include tanks owned by Inergy Propane that reside at customer locations. The leases associated with these tanks are accounted for as operating leases. These tanks had a value of $443.0 million with an associated accumulated depreciation balance of $125.1 million at March 31, 2012.

The property, plant and equipment balances above at March 31, 2012 and September 30, 2011, include $6.6 million and $6.5 million, respectively, of propane operations assets deemed held for sale. These assets consist primarily of tanks deemed to be excess, redundant or underperforming assets. These assets were identified primarily as a result of losses due to disconnecting installations of customers who have chosen to switch suppliers and due to low margins, poor payment history or low volume usage. As a result, the carrying value of these assets was reduced to their estimated recoverable value less anticipated disposition costs, resulting in losses of $4.2 million for the six months ended March 31, 2012. At March 31, 2011, $3.4 million of propane operations assets were deemed held for sale, which resulted in a loss of $4.5 million during the six months ended March 31, 2011, to reduce the carrying value of these assets to their estimated recoverable value less anticipated disposition costs. These losses are included as components of operating income as losses on disposal of assets. When aggregated with other realized gains/losses, such amounts totaled $3.6 million and $4.3 million during the six months ended March 31, 2012 and 2011, respectively.

Intangible assets consist of the following at March 31, 2012 and September 30, 2011, respectively (in millions):

	March 31,	September 30,
	2012	2011
Customer accounts	$377.5	$373.9
Covenants not to compete	78.5	76.0
Trademarks	30.9	30.9

	486.9	480.8
Less: accumulated amortization	180.3	164.6

Total intangible assets, net	$306.6	$316.2

Note 5. Risk Management

Inergy Propane is exposed to certain market risks related to its ongoing business operations, which includes exposure to changing commodity prices. Inergy Propane utilizes derivative instruments to manage its exposure to fluctuations in commodity prices, which is discussed more fully below. Additional information related to derivatives is provided in Note 2 and Note 6.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Commodity Derivative Instruments and Price Risk Management

Risk Management Activities

Inergy Propane sells propane and other commodities to energy related businesses and may use a variety of financial and other instruments including forward contracts involving physical delivery of propane. Inergy Propane will enter into offsetting positions to hedge against the exposure its customer contracts create. Inergy Propane does not designate these instruments as hedging instruments. These instruments are marked to market with the changes in the market value reflected in cost of product sold. Inergy Propane attempts to balance its contractual portfolio in terms of notional amounts and timing of performance and delivery obligations. This balance in the contractual portfolio significantly reduces the volatility in cost of product sold related to these instruments. However, immaterial net unbalanced positions can exist or are established based on assessment of anticipated short-term needs or market conditions.

Cash Flow Hedging Activity

Inergy Propane sells propane and heating oil to retail customers at fixed prices. Inergy Propane will enter into derivative instruments to hedge a significant portion of its exposure to fluctuations in commodity prices as a result of selling the fixed price contracts. These instruments are identified and qualify to be treated as cash flow hedges. This accounting treatment requires the effective portion of the gain or loss on the derivative to be reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Fair Value Hedging Activity

Inergy Propane will enter into derivative instruments to hedge its exposure to fluctuating commodity prices that results from maintaining its wholesale inventory. These instruments hedging wholesale inventory qualify to be treated as fair value hedges. This accounting treatment requires the fair value changes in both the derivative instruments and the hedged inventory to be recorded in cost of product sold.

A significant amount of inventory held in bulk storage facilities is hedged as it is not expected to be sold in the immediate future and is therefore exposed to fluctuations in commodity prices. Commodity inventory held at retail locations is not hedged as this inventory is expected to be sold in the immediate future and is therefore not exposed to fluctuations in commodity prices over an extended period of time.

Commodity Price and Credit Risk

Notional Amounts and Terms

The notional amounts and terms of Inergy Propane’s derivative financial instruments include the following at March 31, 2012 and September 30, 2011, respectively (in millions):

	March 31, 2012		September 30, 2011
	Fixed Price Payor	Fixed Price Receiver	Fixed Price Payor	Fixed Price Receiver
Propane, crude and heating oil (barrels)	6.5	6.1	10.1	10.6
Natural gas (MMBTUs)	5.1	4.6	0.1	—

Notional amounts reflect the volume of transactions, but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not reflect Inergy Propane’s monetary exposure to market or credit risks.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Fair Value of Derivative Instruments

The following tables detail the amount and location on Inergy Propane’s consolidated balance sheets and consolidated statements of operations related to all of its commodity derivatives (in millions):

	Amount of Gain (Loss) Recognized in Net Income from Derivatives		Amount of Gain (Loss) Recognized in Net Income on Item Being Hedged
	Six Months Ended March 31,		Six Months Ended March 31,
	2012	2011	2012	2011
Derivatives in fair value hedging relationships:
Commodity (a)	$7.7	$9.3	$(7.2)	$(9.3)

	Amount of Gain (Loss) Recognized in OCI on Effective Portion of Derivatives		Amount of Gain (Loss) Reclassified from OCI to Net Income		Amount of Gain (Loss) Recognized in Net Income on Ineffective Portion of Derivatives & Amount Excluded from Testing
	Six Months Ended March 31,		Six Months Ended March 31,		Six Months Ended March 31,
	2012	2011	2012	2011	2012	2011
Derivatives in cash flow hedging relationships:
Commodity (b)	$(0.3)	$1.1	$(1.7)	$4.8	$—	$—

	Amount of Gain (Loss) Recognized in Net Income from Derivatives
	Six Months Ended March 31,
	2012	2011
Derivatives not designated as hedging instruments:
Commodity (c)	$4.5	$5.7

(a)	The gain (loss) on both the derivative and the item being hedged are located in cost of product sold in the consolidated statements of operations.
(b)	The gain (loss) on the amount reclassified from OCI into income, the ineffective portion and the amount excluded from effectiveness testing are included in cost of product sold.
(c)	The gain (loss) is recognized in cost of product sold.

All contracts subject to price risk had a maturity of twenty-four months or less; however, approximately 98% of the contracts expire within twelve months.

Credit Risk

Inherent in Inergy Propane’s contractual portfolio are certain credit risks. Credit risk is the risk of loss from nonperformance by suppliers, customers or financial counterparties to a contract. Inergy Propane takes an active role in managing credit risk and has established control procedures, which are reviewed on an ongoing basis. Inergy Propane attempts to minimize credit risk exposure through credit policies and periodic monitoring procedures as well as through customer deposits, letters of credit and entering into netting agreements that allow for offsetting counterparty receivable and payable balances for certain financial transactions, as deemed appropriate. The counterparties associated with assets from price risk management activities as of March 31, 2012 and September 30, 2011, were energy marketers and propane retailers, resellers and dealers.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Certain of Inergy Propane’s derivative instruments have credit limits that require Inergy Propane to post collateral. The amount of collateral required to be posted is a function of the net liability position of the derivative as well as Inergy Propane’s established credit limit with the respective counterparty. If Inergy Propane’s credit rating were to change, the counterparties could require Inergy Propane to post additional collateral. The amount of additional collateral that would be required to be posted would vary depending on the extent of change in Inergy Propane’s credit rating as well as the requirements of the individual counterparty. The aggregate fair value of all commodity derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2012, is $5.1 million for which Inergy Propane has posted collateral of $2.3 million. In addition, Inergy Propane has made an initial margin deposit of $7.0 million to NYMEX in the normal course of business. Inergy Propane has received collateral of $3.5 million in the normal course of business. All collateral amounts have been netted against the asset or liability with the respective counterparty.

Note 6. Fair Value Measurements

FASB Accounting Standards Codification Subtopic 820-10 (“ASC 820-10”) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy are as follows:

•

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and US government treasury securities.

•

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over the counter (“OTC”) forwards, options and physical exchanges.

•

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

As of March 31, 2012, Inergy Propane held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These included Inergy Propane’s derivative instruments related to propane, heating oil, crude oil and natural gas liquids as well as the portion of inventory that is hedged in a qualifying fair value hedge. Inergy Propane’s derivative instruments consist of forwards, swaps, futures, physical exchanges and options.

Certain of Inergy Propane’s derivative instruments are traded on the NYMEX. These instruments have been categorized as level 1.

Inergy Propane’s derivative instruments also include OTC contracts, which are not traded on a public exchange. The fair values of these derivative instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. These instruments have been categorized as level 2.

Inergy Propane’s inventory that is the hedged item in a qualifying fair value hedge is valued based on prices quoted from observable sources and verified with broker quotes. This inventory has been categorized as level 2.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Inergy Propane’s OTC options are valued based on an internal option model. The inputs utilized in the model are based on publicly available information as well as broker quotes. These options have been categorized as level 3.

The assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Inergy Propane’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The following table sets forth by level within the fair value hierarchy Inergy Propane’s assets and liabilities that were accounted for at fair value on a recurring basis at March 31, 2012 and September 30, 2011, (in millions):

	March 31, 2012
	Fair Value of Derivatives
	Level 1	Level 2	Level 3	Total	Designated as Hedges	Not Designated as Hedges	Netting Agreements(a)	Total
Assets
Assets from price risk management	$0.8	$8.9	$2.9	$12.6	$3.0	$9.6	$1.5	$14.1
Inventory	—	37.4	—	37.4	—	—	—	37.4

Total assets at fair value	$0.8	$46.3	$2.9	$50.0	$3.0	$9.6	$1.5	$51.5

Liabilities
Liabilities from price risk management	$1.3	$5.8	$1.4	$8.5	$0.9	$7.6	$(3.4)	$5.1

	September 30, 2011
	Fair Value of Derivatives
	Level 1	Level 2	Level 3	Total	Designated as Hedges	Not Designated as Hedges	Netting Agreements(a)	Total
Assets
Assets from price risk management	$1.2	$23.4	$4.0	$28.6	$8.8	$19.8	$(11.5)	$17.1
Inventory	—	147.7	—	147.7	—	—	—	147.7

Total assets at fair value	$1.2	$171.1	$4.0	$176.3	$8.8	$19.8	$(11.5)	$164.8

Liabilities
Liabilities from price risk management	$0.9	$15.4	$2.7	$19.0	$5.4	$13.6	$—	$19.0

(a)

Amounts represent the impact of legally enforceable master netting agreements that allow Inergy Propane to settle positive and negative positions as well as cash collateral held or placed with the same counterparties.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

For assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period, ASC 820-10 requires a reconciliation of the beginning and ending balances, separated for each major category of assets. The reconciliation is as follows (in millions):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Six Months Ended March 31, 2012
Assets
Beginning balance	$4.0
Beginning balance recognized during the period as a component of cost of product sold	(3.6)
Change in value of contracts executed during the period	2.5

Ending balance	$2.9

Liabilities
Beginning balance	$(2.7)
Beginning balance recognized during the period as a component of cost of product sold	2.5
Change in value of contracts executed during the period	(1.2)

Ending balance	$(1.4)

Note 7. Long-Term Debt

Notes Payable and Other Obligations

Inergy Propane has non-interest bearing obligations due under noncompetition agreements and other note payable agreements consisting of agreements between Inergy Propane and the sellers of retail propane companies acquired from fiscal year 2003 through March 31, 2012. The balance outstanding under these notes payable was $16.7 million and $17.7 million at March 31, 2012 and September 30, 2011, respectively.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Inergy, L.P. Long-Term Debt

Inergy Propane is dependent on Inergy for any financing required in excess of the cash generated by its operations. As of March 31, 2012 and September 30, 2011, Inergy had outstanding debt balances of $1,567.3 million and $1,835.3 million, respectively. Obligations under Inergy’s outstanding senior notes are fully, unconditionally, jointly and severally guaranteed by Inergy Propane and Inergy’s other wholly owned domestic subsidiaries. Obligations under Inergy’s credit agreement are secured by liens and mortgages on Inergy Propane’s fee-owned real and personal property, except real property located in New York. However, such balances are not reflected on Inergy Propane’s consolidated financial statements. Inergy’s credit agreement and senior notes consisted of the following at March 31, 2012 and September 30, 2011, respectively (in millions):

	March 31, 2012	September 30, 2011
Credit agreement:
Revolving loan facility	$355.7	$81.2
Term loan facility	—	300.0
Senior unsecured notes	1,200.8	1,445.1
Fair value hedge adjustment on senior unsecured notes	0.3	0.5
Bond/swap premium	10.5	13.8
Bond discount	—	(5.3)

Total debt	1,567.3	1,835.3
Less: current portion	3.7	3.2

Total long-term debt	$1,563.6	$1,832.1

On November 24, 2009, Inergy entered into a secured credit facility (“Credit Agreement”) which provided borrowing capacity of up to $525 million in the form of a $450 million revolving general partnership credit facility (“General Partnership Facility”) and a $75 million working capital credit facility (“Working Capital Facility”). This facility was to mature on November 22, 2013. Borrowings under these secured facilities are available for working capital needs, future acquisitions, capital expenditures and other general partnership purposes, including the refinancing of existing indebtedness under the former credit facility.

On February 2, 2011, Inergy amended and restated the Credit Agreement to add a $300 million term loan facility (the “Term Loan Facility”). The term loan was to mature on February 2, 2015, and bear interest, at Inergy’s option, subject to certain limitations, at a rate equal to the following:

•

the Alternate Base Rate, which is defined as the higher of (i) the federal funds rate plus 0.50%; (ii) JP Morgan’s prime rate; or (iii) the Adjusted LIBO Rate plus 1%; plus a margin varying from 1.00% to 2.25%; or

•	the Adjusted LIBO Rate, which is defined as the LIBO Rate plus a margin varying from 2.00% to 3.25%.

On July 28, 2011, Inergy further amended its amended and restated Credit Agreement to (i) raise the aggregate revolving commitment from $525 million to $700 million (“Revolving Loan Facility”) with the amount existing as a singular tranche, (ii) reduce the applicable rate on revolving loans and commitment fees, (iii) modify and refresh certain covenants and covenant baskets, and (iv) extend the maturity date from November 22, 2013 to July 28, 2016.

On April 13, 2012, Inergy further amended its amended and restated Credit Agreement. This amendment, among other things, (i) permits Inergy to sell up to 5,000,000 Inergy Midstream common units, (ii) permits Inergy to sell all of the assets or capital stock of US Salt pursuant to which US Salt will be released as a subsidiary guarantor under the Credit Agreement, (iii) decreases the aggregate revolving commitment and general partnership commitment from $700 million to $550 million, and (iv) adjusts several of the financial covenants.

The Credit Agreement contains various covenants and restrictive provisions that limit its ability to, among other things:

•	incur additional debt;

•	make distributions on or redeem or repurchase units;

•	make certain investments and acquisitions;

•	incur or permit certain liens to exist;

•	enter into certain types of transactions with affiliates;

•	merge, consolidate or amalgamate with another company; and

•	transfer or otherwise dispose of assets.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

The Credit Agreement contains the following financial covenants:

•

the ratio of Inergy’s total funded debt (as defined in the Credit Agreement) to consolidated EBITDA (as defined in the Credit Agreement) for the four fiscal quarters most recently ended must be no greater than 6.0 to 1.0;

•

the ratio of Inergy’s senior secured funded debt (as defined in the Credit Agreement) to consolidated EBITDA (as defined in the Credit Agreement) for the four fiscal quarters most recently ended must be no greater than 2.75 to 1.0; and

•

the ratio of Inergy’s consolidated EBITDA to consolidated interest expense (as defined in the Credit Agreement), for the four fiscal quarters then most recently ended, must not be less than 2.25 to 1.0.

If Inergy should fail to perform its obligations under these and other covenants, the Revolving Loan Facility could be terminated and any outstanding borrowings, together with accrued interest, under the Credit Agreement could be declared immediately due and payable. The Credit Agreement also has cross default provisions that apply to any other material indebtedness of Inergy.

All borrowings under the Credit Agreement are generally secured by all of Inergy’s assets and the equity interests in all of Inergy’s wholly owned subsidiaries, and loans thereunder bear interest, at Inergy’s option, subject to certain limitations, at a rate equal to the following:

•

the Alternate Base Rate, which is defined as the higher of (i) the federal funds rate plus 0.50%; (ii) JP Morgan’s prime rate; or (iii) the Adjusted LIBO Rate plus 1%; plus a margin varying from 0.75% to 2.00%; or

•	the Adjusted LIBO Rate, which is defined as the LIBO Rate plus a margin varying from 1.75% to 3.00%.

In conjunction with the Inergy Midstream, L.P. (“Inergy Midstream”) initial public offering (“IPO”), on December 21, 2011, Inergy entered into the following transactions:

•

Entered into a $255 million unsecured promissory note with JPMorgan Chase Bank (“Promissory Note”). The promissory note was assumed by Inergy Midstream and paid in full utilizing proceeds from the IPO.

•	Paid in full the $300 million balance outstanding on the Term Loan Facility.

•	Tendered for substantially all the $95 million outstanding on the 2015 Senior Notes.

•	Tendered for $150 million of the $750 million outstanding on the 2021 Senior Notes.

•

The debt payments described above were funded by the $255 million proceeds from the Promissory Note, $80 million borrowing on the NRGM Credit Facility (discussed below) and borrowings on the Revolving Loan Facility.

At March 31, 2012, the balance outstanding under the Credit Agreement was $355.7 million. At September 30, 2011, the balance outstanding under the Credit Agreement was $381.2 million, of which $300.0 million was borrowed under the Term Loan Facility and $81.2 million under the Revolving Loan Facility. The interest rates of the Revolving Loan Facility are based on prime rate and LIBOR plus the applicable spreads, resulting in interest rates which were between 3.00% and 5.00% at March 31, 2012, and 2.73% and 4.75% at September 30, 2011. The interest rate on the Term Loan Facility was based on LIBOR plus the applicable spread, resulting in an interest rate that was 3.23% at September 30, 2011. Availability under the Credit Agreement amounted to $300.8 million ($150.8 million based on the April 2012 amendment) and $575.3 million at March 31, 2012 and September 30, 2011, respectively. Outstanding standby letters of credit under the Credit Agreement amounted to $43.5 million at both March 31, 2012 and September 30, 2011, respectively.

During fiscal year 2011, Inergy entered into eleven interest rate swaps, one of which was scheduled to mature in 2015 (notional amount of $25 million) and the remaining ten were scheduled to mature in 2018 (aggregate notional amount of $250 million). In August 2011, Inergy’s ten interest rate swaps maturing in 2018 were terminated. In December 2011, the remaining interest rate swap maturing in 2015 was terminated and Inergy entered into a new interest rate swap scheduled to mature in 2018 (notional amount of $50 million). This swap agreement, which expires on the same date as the maturity date of the related senior unsecured notes and contains call provisions consistent with the underlying senior unsecured notes, require the counterparty to pay Inergy an amount based on the stated fixed interest rate due every six months. In exchange, Inergy is required to make semi-annual floating interest rate payments on the same dates to the counterparty based on an annual interest rate equal to the one-month LIBOR interest rate plus a spread of 5.218% applied to the same aggregate notional amount of $50 million. Inergy has accounted for this swap agreement as a fair value hedge. Amounts to be received or paid under the agreements are accrued and recognized over the life of the agreements as an adjustment to interest expense.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Inergy is party to six interest rate swap agreements scheduled to mature in 2015 to hedge its exposure to variable interest payments due under the Credit Agreement. These swap agreements require Inergy to pay the counterparty an amount based on fixed rates from 0.84% to 2.43% due quarterly. In exchange, the counterparty is required to make quarterly floating interest rate payments on the same date to Inergy based on the three-month LIBOR applied to the same aggregate notional amount of $225 million. Inergy has accounted for these swap agreements as cash flow hedges.

At March 31, 2012, Inergy was in compliance with the debt covenants in the Credit Agreement and senior unsecured notes.

Note 8. Commitments and Contingencies

Inergy Propane periodically enters into agreements with suppliers to purchase fixed quantities of propane, distillates, natural gas and liquids at fixed prices. At March 31, 2012, the total of these firm purchase commitments was $226.4 million, approximately 99% of which will occur over the course of the next twelve months. Inergy Propane also enters into non-binding agreements with suppliers to purchase quantities of propane, distillates, natural gas and liquids at variable prices at future dates at the then prevailing market prices.

Inergy Propane is periodically involved in litigation proceedings. The results of litigation proceedings cannot be predicted with certainty; however, management believes that Inergy Propane does not have material potential liability in connection with these proceedings that would have a significant financial impact on its consolidated financial condition, results of operations or cash flows.

Inergy Propane utilizes third-party insurance subject to varying retention levels of self-insurance, which management considers prudent. Such self-insurance relates to losses and liabilities primarily associated with medical claims, workers’ compensation claims and general, product, vehicle and environmental liability. Losses are accrued based upon management’s estimates of the aggregate liability for claims incurred using certain assumptions followed in the insurance industry and based on past experience. The primary assumption utilized is actuarially determined loss development factors. The loss development factors are based primarily on historical data. Inergy Propane’s self insurance reserves could be affected if future claims development differs from the historical trends. Inergy Propane believes changes in health care costs, trends in health care claims of its employee base, accident frequency and severity and other factors could materially affect the estimate for these liabilities. Inergy Propane continually monitors changes in employee demographics, incident and claim type and evaluates its insurance accruals and adjusts its accruals based on its evaluation of these qualitative data points. At March 31, 2012 and September 30, 2011, Inergy Propane’s self-insurance reserves were $23.0 million and $20.6 million, respectively. Inergy Propane estimates that $14.1 million of this balance will be paid subsequent to March 31, 2013. As such, $14.1 million has been classified in other long-term liabilities on the consolidated balance sheets.

Note 9. Related Party Transactions

Transactions with Inergy Midstream, L.P.

Inergy Midstream, LLC was formed in September 2004 by Inergy to acquire, develop, own and operate midstream energy assets. In connection with its initial public offering (“IPO”) of common units representing limited partnership interests, Inergy Midstream, LLC converted into a Delaware limited partnership and changed its name to Inergy Midstream, L.P. (“Inergy Midstream”). Inergy Midstream’s IPO closed on December 21, 2011. Upon completion of the offering, the public owned common units representing an approximate 24.8% limited partnership interest and Inergy owned common units representing an approximate 75.2% limited partnership interest in Inergy Midstream. Inergy Propane has historically provided Inergy Midstream with funding to support acquisitions, capital expansion and working capital needs. The amounts provided by Inergy Propane to Inergy Midstream to finance Inergy Midstream’s acquisitions are considered to be a distribution to Inergy. Amounts financed to support capital expansion and working capital needs, net of what Inergy Midstream has provided to Inergy Propane, are considered to be loans and are classified as a receivable at cost from Inergy Midstream on the consolidated financial statements of Inergy Propane. In conjunction with Inergy Midstream’s IPO, Inergy Propane extinguished $125.0 million of indebtedness owed by Inergy Midstream.

Inergy Propane, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Interest is charged on the related party loan balances during the period of construction of Inergy Midstream’s expansion projects.

Transactions with Inergy, L.P. and its Wholly Owned Subsidiaries

See “Note 7 – Long Term Debt” for additional information regarding certain related party financing arrangements.

Inergy Propane has historically operated as the treasury function for the group and has provided Inergy and its wholly owned subsidiaries (US Salt, LLC and Tres Palacios Gas Storage LLC) with funding to support distributions to Inergy shareholders, capital expansion, working capital needs and debt service. Inergy has historically contributed all of its cash generated from financing transactions to Inergy Propane. US Salt, LLC and Tres Palacios Gas Storage LLC have historically provided all of their cash generated by operations to Inergy Propane. Payments made and received by Inergy Propane from these related parties are considered to be permanent distributions or contributions between Inergy Propane and Inergy and are accordingly classified in member’s equity at cost on the consolidated financial statements of Inergy Propane.

Related Party Charges

Inergy Propane incurs a variety of charges related to administrative services provided to Inergy, L.P. and its subsidiaries including Inergy Midstream, US Salt, LLC and Tres Palacios Gas Storage LLC. Inergy Propane charged Inergy Midstream, Tres Palacios Gas Storage LLC and US Salt, LLC at cost and in the amounts of $6.5 million and $16.8 million for the six months ended March 31, 2012 and 2011, respectively, for these services. The increase in the March 31, 2011 amount resulted from transaction costs related to acquisitions that were not associated with Inergy Propane’s operations. These amounts are reflected in the consolidated financial statements of Inergy Propane as a reduction of the related expenses. Management believes the intercompany charges were made on a reasonable basis. Due to the nature of these intercompany charges, it is not practicable to estimate what Inergy Propane’s costs would have been on a stand-alone basis. Accordingly, the accompanying financial statements may not necessarily be indicative of the conditions that would have existed, or the results of operations that would have occurred, if Inergy Propane had operated as a stand-alone entity.

Inergy Propane recorded cost of goods sold related to transactions with Inergy Midstream of $5.2 million and $0.4 million for the six months ended March 31, 2012 and 2011, respectively. The cost related to storage space leased from Inergy Midstream’s Bath storage facility. These costs decreased Inergy Propane’s net income by $5.2 million and $0.4 million for the six months ended March 31, 2012 and 2011, respectively.

Inergy charges interest on borrowings made by Inergy Propane to fund capital improvement projects. The borrowing is forgiven upon the completion of the project and accounted for as an equity contribution.

Note 10. Subsequent Events

Inergy Propane has identified subsequent events requiring disclosure through May 3, 2012, the date that these financial statements were available to be issued.

On April 26, 2012, Inergy announced that it entered into a definitive agreement to contribute its retail propane operations to Suburban Propane Partners, L.P. (“SPH”) in exchange for approximately $1.8 billion. Under the terms of the agreement, which has been unanimously approved by Inergy’s Board of Directors, Inergy will receive $600 million in SPH common units; and SPH will offer to exchange Inergy’s outstanding senior notes for up to $1.0 billion of new SPH senior notes and $200 million in cash. Inergy has agreed to distribute approximately 13.7 million of the SPH common units it receives to Inergy unitholders following the registration of the units under federal securities laws. The transaction, which is subject to customary closing conditions, including approval under the Hart-Scott-Rodino Act and the completion of the exchange offer, is expected to close in the fourth fiscal quarter of 2012.

Appendix A—Glossary of Certain Terms

GLOSSARY OF CERTAIN TERMS

364-Day Facility: The $250 million senior secured 364-day incremental term loan facility that certain lenders who are party to the Credit Agreement committed to provide to Suburban pursuant to the Bank Commitment Letter.

Acquisitions: Any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such transaction.

Audit Committee: A committee of the Board of Supervisors of Suburban composed of three or more of the supervisors then serving, each of whom satisfy the independence requirements for audit committee members under the Exchange Act and the rules and regulations thereunder, and the applicable listing standards of any National Securities Exchange on which our common units are listed for trading.

Available Cash: With respect to any fiscal quarter, all of our cash on hand at the end of that quarter plus borrowings for working capital purposes, less reserves necessary or appropriate, in the reasonable discretion of our Board of Supervisors, to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

Bank Commitment Letter: The commitment letter Suburban entered into on April 25, 2012 with certain of its lenders who are party to the Credit Agreement pursuant to which such lenders committed to provide (i) in the aggregate, subject to the satisfaction of certain conditions precedent, in a single draw a $250 million senior secured 364-day incremental term loan facility and (ii) an increase in the aggregate, subject to the satisfaction of certain conditions precedent, of Suburban’s existing revolving credit facility under the Credit Agreement from $250 million to $400 million.

Board of Supervisors: The six member board of supervisors of Suburban is the board to whom the general partner irrevocably delegates, and in which is vested pursuant to Section 7.1 of the Partnership Agreement, the power to manage the business and activities of Suburban. The Board of Supervisors shall constitute a committee within the meaning of Section 17-303(b)(7) of the Delaware Act.

BTU: British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Capitalized Lease Obligations: Obligations to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real and/or personal property, which obligations are accounted for as a capital lease on a balance sheet under U.S. GAAP; for the purpose hereof the amount of such obligations shall be the capitalized amount reflected on such balance sheet.

Cause: A final and non-appealable judgment entered by a court of competent jurisdiction finding a Person liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as general partner of the Partnership or as a member of the Board of Supervisors, as the case may be.

Capital Account: The capital account maintained for a partner pursuant to the Partnership Agreement. The Capital Account of a partner in respect of a general partner unit, a Common Unit, or any other partnership interest shall be the amount which such Capital Account would be if such general partner unit, Common Unit or other partnership interest were the only interest in Suburban held by a partner from and after the date on which such general partner unit, Common Unit or other partnership interest was first issued.

Common Units: A Unit representing a fractional part of the partnership interests of all limited partners of the Suburban and assignees of any such limited partner’s interest and having the rights and obligations specified with respect to common units in the Partnership Agreement.

Contribution Agreement: The Contribution Agreement dated April 25, 2012 among Suburban, Inergy, NRGY GP and Inergy Sales.

Credit Agreement: The Amended and Restated Credit Agreement dated as of January 5, 2012 among Suburban, the Operating Partnership and the lenders party thereto.

Delaware Act: The Delaware Revised Uniform Limited Partnership Act, 6 Del C. §§17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

Departing Partner: A former general partner from and after the effective date of any withdrawal or removal of such former general partner pursuant to Section 11.1 or 11.2 of the Partnership Agreement.

Eligible Holder: A Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a limited partner or assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein. As of the date hereof, Eligible Holder means (i) a citizen of the United States, (ii) a corporation organized under the laws of the United States or any state thereof, (iii) a public body, including a municipality or (iv) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or any state thereof.

Heating Degree Day: Heating Degree Days are a general indicator of how weather impacts propane usage and are calculated for any given period by adding the difference between 65 degrees and the average temperature of each day in the period (if less than 65 degrees).

General Partner: Suburban Energy Services Group LLC, a Delaware limited liability company, and its successors, as general partner of Suburban.

Group Member: Any member of the Partnership Group.

Indebtedness: As applied to any Person, without duplication, any indebtedness (whether on an unsecured or secured basis), exclusive of deferred taxes, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof); (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit in support of bonds, notes, debentures or similar instruments; (iii) representing the balance deferred and unpaid of the purchase price of any property, if and to the extent such indebtedness would appear as a liability on a balance sheet of such Person prepared in accordance with U.S. GAAP (but excluding trade accounts payable arising in the ordinary course of business that are not overdue by more than 90 days or are being contested by such Person in good faith); (iv) any Capitalized Lease Obligations of such Person; and (v) Indebtedness of others guaranteed by such Person, including every obligation of such Person (A) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, or (B) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness.

National Securities Exchange: means an exchange registered with the Securities and Exchange Commission under Section 6(a) of the Exchange Act and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

Operating Partnership: Suburban Propane, L.P., a Delaware limited partnership, the Partnership’s subsidiary operating partnership, and any successors thereto and any other subsidiary operating partnerships and corporations.

Operating Partnership Agreement: The Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated as of October 19, 2006, as amended as of June 24, 2009 (which has been filed as an exhibit to this Form S-1), as it may be amended, supplemented or restated from time to time.

Opinion of Counsel: a written opinion of counsel (who may be regular counsel to Suburban or the General Partner or any of their Affiliates) acceptable to the Board of Supervisors in its reasonable discretion.

Partnership Agreement: Third Amended and Restated Agreement of Limited Partnership of Suburban dated as of October 19, 2006, as amended as of July 31, 2007.

Partnership Group: Suburban, the Operating Partnership and any of Suburban and the Operating Partnership’s subsidiaries, treated as a consolidated entity.

Partnership Interest: An interest in Suburban, which shall include general partner units, common units or other equity securities of Suburban, or a combination thereof or interest therein as the case may be.

Person: Person means an individual or a corporation, limited liability company, partnership, limited liability partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

Suburban: Suburban Propane Partners, L.P., a Delaware limited partnership, and any successors thereto.

Unit: Unit means a partnership interest of a partner or assignee of Suburban and shall include our common units and the general partner unit.

Unitholders: Holders of our common units and the general partner unit.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses payable by us in connection with the issuance described in this Registration Statement. All amounts shown are estimates other than the registration fee and the listing fee.

Amount To Be Paid
SEC registration fee		$65,411
New York Stock Exchange listing fee		$66,684
Transfer agent’s fees	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous	$	*

Total	$	*

*  To be filed by amendment

Item 14.	Indemnification of Directors and Officers.

Section 17-108 of the Delaware Revised Uniform Limited Partnership Act provides that subject to such standards and restrictions, if any, as are set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever.

The Third Amended and Restated Agreement of Limited Partnership of the Registrant (as amended) provides that the Registrant will indemnify (i) the members of the Registrant’s board of supervisors (the “Board”) or the members of the board of supervisors of Suburban Propane, L.P. (the “Operating Partnership”) or any subsidiary of either the Registrant or the Operating Partnership, (ii) Suburban Energy Services Group LLC and its successors as general partner of the Registrant (“General Partner”), any former General Partner (“Departing Partner”), and any person who is or was an affiliate of the General Partner or any Departing Partner, (ii) any person who is or was a member, partner, director, officer, employee, agent or trustee of the Registrant, the Operating Partnership, any subsidiary of either the Registrant or the Operating Partnership, the General Partner or any Departing Partner or any affiliate of any of the foregoing entities, and (iv) any person who is or was serving at the request of the Board, the General Partner or any Departing Partner or any affiliate of the General Partner or any Departing Partner as a member, partner, director, officer, employee, partner, agent, fiduciary or trustee of another person, in each case acting in such capacity ((i) through (iv) collectively, “Indemnitees”); provided that a person will not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services. To the fullest extent permitted by law, all Indemnitees will be indemnified and held harmless by the Registrant from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees, expenses and other disbursements), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or not opposed to, the best interest of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Registrant, and the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Registrant to enable it to effectuate such indemnification. To the fullest extent permitted by law, expenses (including legal fees, expenses and other disbursements) incurred by an Indemnitee who is indemnified pursuant to the foregoing in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Registrant prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Registrant of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined by a final, non-appealable order of a court of competent jurisdiction that the Indemnitee is not entitled to be indemnified in accordance with the foregoing. The Registrant may purchase and maintain (or reimburse the members of the Board, the General Partner or its affiliates for the cost of) insurance against any liability that may be asserted against or expense that may be incurred by such persons in connection with the Registrant’s activities, regardless of whether the Registrant would have the power to indemnify such person against such liability under the provisions described above.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, any partner or certain other persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

Not applicable.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

Exhibit 2.1	Contribution Agreement dated as of April 25, 2012, among Inergy, L.P., Inergy GP, LLC, Inergy Sales and Service, Inc. and Suburban Propane Partners, L.P.

Exhibit 3.1	Third Amended and Restated Agreement of Limited Partnership of the Partnership dated as of October 19, 2006, as amended as of July 31, 2007.

Exhibit 3.2	Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated as of October 19, 2006, as amended as of June 24, 2009.

Exhibit 3.3	Amended and Restated Certificate of Limited Partnership of Suburban Propane Partners, L.P. dated May 26, 1999.

Exhibit 3.4	Amended and Restated Certificate of Limited Partnership of Suburban Partners, L.P. dated May 26, 1999.

Exhibit 4.1	Indenture, dated as of March 23, 2010, related to the 7.375% Senior Notes due 2020, by and among Suburban Propane Partners, L.P., Suburban Energy Finance Corporation and The Bank of New York Mellon, as Trustee, including the form of 7.375% Senior Notes due 2020.

Exhibit 4.2	First Supplemental Indenture, dated as of March 23, 2010, related to the 7.375% Senior Notes due 2020, by and among Suburban Propane Partners, L.P., Suburban Energy Finance Corporation and The Bank of New York Mellon, as Trustee.

Exhibit 5.1	Form of Opinion of Proskauer Rose LLP

Exhibit 8.1	Form of Opinion of Proskauer Rose LLP as to tax matters

Exhibit 10.1	Agreement between Michael J. Dunn, Jr. and the Partnership, effective as of September 27, 2009. †

Exhibit No.	Description

Exhibit 10.2	Suburban Propane Partners, L.P. 2000 Restricted Unit Plan, as amended and restated effective October 17, 2006 and as further amended on July 31, 2007, October 31, 2007, January 24, 2008, January 20, 2009 and November 10, 2009. †

Exhibit 10.3	Suburban Propane Partners, L.P. 2009 Restricted Unit Plan, effective August 1, 2009. †

Exhibit 10.4	Suburban Propane, L.P. Severance Protection Plan, as amended on January 24, 2008, January 20, 2009 and November 10, 2009. †

Exhibit 10.5	Suburban Propane L.P. 2003 Long Term Incentive Plan, as amended on October 17, 2006 and as further amended on July 31, 2007, October 31, 2007, January 24, 2008 and January 20, 2009. †

Exhibit 10.6	Amended and Restated Retirement Savings and Investment Plan of Suburban Propane effective as of January 1, 1998). †

Exhibit 10.7	Amendment No. 1 to the Retirement Savings and Investment Plan of Suburban Propane (effective January 1, 2002). †

Exhibit 10.8	Credit Agreement dated June 26, 2009.

Exhibit 10.9	First Amendment to Credit Agreement, dated March 9, 2010, by and among Suburban Propane, L.P., Suburban Propane Partners, L.P., each lender signatory thereto and Bank of America, N.A., as the administrative agent for the lenders therein.

Exhibit 10.10	Second Amendment to Credit Agreement, dated January 5, 2012, by and among Suburban Propane, L.P., Suburban Propane Partners, L.P., each lender signatory thereto and Bank of America, N.A., as the administrative agent for the lenders therein.

Exhibit 10.11	Non-Competition Agreement, dated September 17, 2007, between Suburban Propane, L.P. and Plains LPG Services, L.P.

Exhibit 10.12	Propane Storage Agreement, dated September 17, 2007, between Suburban Propane, L.P. and Plains LPG Services, L.P.

Exhibit 21.1	Subsidiaries of Suburban Propane Partners, L.P.

Exhibit 23.1	Consent of PricewaterhouseCoopers LLP

Exhibit 23.2	Consent of Ernst & Young LLP

Exhibit 23.3	Consent of Proskauer Rose LLP (included in Exhibit 5.1)

Exhibit 23.4	Consent of Proskauer Rose LLP (included in Exhibit 8.1)

Exhibit 24.1	Power of Attorney (set forth on signature page)

†	Indicates a management contract or compensatory plan or arrangements.
(b)	No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Suburban Propane Partners, L.P., certifies has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Whippany, New Jersey, on the 10th day of May, 2012.

SUBURBAN PROPANE PARTNERS, L.P.

/s/ MICHAEL J. DUNN, JR.
Michael J. Dunn, Jr.
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael A. Stivala and Paul E. Abel, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MICHAEL J. DUNN, JR. Michael J. Dunn, Jr.	President, Chief Executive Officer and Supervisor	May 10, 2012

/s/ HAROLD R. LOGAN, JR. Harold R. Logan, Jr.	Chairman and Supervisor	May 10, 2012

/s/ JOHN HOYT STOOKEY John Hoyt Stookey	Supervisor	May 10, 2012

/s/ DUDLEY C. MECUM Dudley C. Mecum	Supervisor	May 10, 2012

/s/ JOHN D. COLLINS John D. Collins	Supervisor	May 10, 2012

/s/ JANE SWIFT Jane Swift	Supervisor	May 10, 2012

/s/ MICHAEL A. STIVALA Michael A. Stivala	Chief Financial Officer	May 10, 2012

/s/ MICHAEL A. KUGLIN Michael A. Kuglin	Vice President and Chief Accounting Officer	May 10, 2012

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 2.1	Contribution Agreement dated as of April 25, 2012, among Inergy, L.P., Inergy GP, LLC, Inergy Sales and Service, Inc. and Suburban Propane Partners, L.P.

Exhibit 3.1	Third Amended and Restated Agreement of Limited Partnership of the Partnership dated as of October 19, 2006, as amended as of July 31, 2007.

Exhibit 3.2	Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated as of October 19, 2006, as amended as of June 24, 2009.

Exhibit 3.3	Amended and Restated Certificate of Limited Partnership of Suburban Propane Partners, L.P. dated May 26, 1999.

Exhibit 3.4	Amended and Restated Certificate of Limited Partnership of Suburban Partners, L.P. dated May 26, 1999.

Exhibit 4.1	Indenture, dated as of March 23, 2010, related to the 7.375% Senior Notes due 2020, by and among Suburban Propane Partners, L.P., Suburban Energy Finance Corporation and The Bank of New York Mellon, as Trustee, including the form of 7.375% Senior Notes due 2020.

Exhibit 4.2	First Supplemental Indenture, dated as of March 23, 2010, related to the 7.375% Senior Notes due 2020, by and among Suburban Propane Partners, L.P., Suburban Energy Finance Corporation and The Bank of New York Mellon, as Trustee.

Exhibit 5.1	Form of Opinion of Proskauer Rose LLP

Exhibit 8.1	Form of Opinion of Proskauer Rose LLP as to tax matters

Exhibit 10.1	Agreement between Michael J. Dunn, Jr. and the Partnership, effective as of September 27, 2009. †

Exhibit 10.2	Suburban Propane Partners, L.P. 2000 Restricted Unit Plan, as amended and restated effective October 17, 2006 and as further amended on July 31, 2007, October 31, 2007, January 24, 2008, January 20, 2009 and November 10, 2009. †

Exhibit 10.3	Suburban Propane Partners, L.P. 2009 Restricted Unit Plan, effective August 1, 2009. †

Exhibit 10.4	Suburban Propane, L.P. Severance Protection Plan, as amended on January 24, 2008, January 20, 2009 and November 10, 2009. †

Exhibit 10.5	Suburban Propane L.P. 2003 Long Term Incentive Plan, as amended on October 17, 2006 and as further amended on July 31, 2007, October 31, 2007, January 24, 2008 and January 20, 2009. †

Exhibit 10.6	Amended and Restated Retirement Savings and Investment Plan of Suburban Propane effective as of January 1, 1998). †

Exhibit 10.7	Amendment No. 1 to the Retirement Savings and Investment Plan of Suburban Propane (effective January 1, 2002). †

Exhibit 10.8	Credit Agreement dated June 26, 2009.

Exhibit 10.9	First Amendment to Credit Agreement, dated March 9, 2010, by and among Suburban Propane, L.P., Suburban Propane Partners, L.P., each lender signatory thereto and Bank of America, N.A., as the administrative agent for the lenders therein.

Exhibit 10.10	Second Amendment to Credit Agreement, dated January 5, 2012, by and among Suburban Propane, L.P., Suburban Propane Partners, L.P., each lender signatory thereto and Bank of America, N.A., as the administrative agent for the lenders therein.

Exhibit No.	Description

Exhibit 10.11	Non-Competition Agreement, dated September 17, 2007, between Suburban Propane, L.P. and Plains LPG Services, L.P.

Exhibit 10.12	Propane Storage Agreement, dated September 17, 2007, between Suburban Propane, L.P. and Plains LPG Services, L.P.

Exhibit 21.1	Subsidiaries of Suburban Propane Partners, L.P.

Exhibit 23.1	Consent of PricewaterhouseCoopers LLP

Exhibit 23.2	Consent of Ernst & Young LLP

Exhibit 23.3	Consent of Proskauer Rose LLP (included in Exhibit 5.1)

Exhibit 23.4	Consent of Proskauer Rose LLP (included in Exhibit 8.1)

Exhibit 24.1	Power of Attorney (set forth on signature page)

†	Indicates a management contract or compensatory plan or arrangement.